  As filed with the Securities and Exchange Commission on September 26, 2001.


                                                      Registration No. 333-68898



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1


                                      TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                       Under  THE SECURITIES ACT OF 1933

                               -----------------

                           iPRINT TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)

                               -----------------

        Delaware                      2750                 77-0436465
     (State or other      (Primary Standard Industrial  (I.R.S. Employer
     jurisdiction of         Classification Number)    Identification No.)
    incorporation or
      organization)

                            255 Constitution Drive
                             Menlo Park, CA 94025
                           Telephone: (650) 298-8500
(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               -----------------

                                Royal P. Farros
                            Chief Executive Officer
                           iPrint Technologies, inc.
                           Telephone: (650) 298-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  COPIES TO:

                William Choe, Esq.       Barry L. Katzman, Esq.
                  Eric Wang, Esq.           Elisa Lowy, Esq.
                 Gray Cary Ware &        Pillsbury Winthrop LLP
                  Freidenrich LLP          2550 Hanover Street
                400 Hamilton Avenue    Palo Alto, California 94304
               Palo Alto, California         (650) 233-4500
                       94301
                  (650) 833-2000


                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and prior to the effective time of the proposed merger described in this Registration Statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering. [_]



                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The information in this joint proxy statement/prospectus is not complete and may be changed. iPrint Technologies, inc. may not issue the common stock to be issued in connection with the transactions described in this joint proxy statement/prospectus until the Registration Statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

                Subject to completion, dated September 26, 2001

[LOGO] iPrint Inc.   [LOGO] Wood Associates

   TO THE STOCKHOLDERS OF iPRINT TECHNOLOGIES, INC. AND WOOD ALLIANCE, INC.

     PROPOSALS FOR A MERGER TO BE VOTED ON BY BOTH COMPANIES' STOCKHOLDERS
                                      AND
  A PROPOSAL FOR A REVERSE STOCK SPLIT TO BE VOTED ON BY iPRINT STOCKHOLDERS

                        --YOUR VOTE IS VERY IMPORTANT!

   iPrint Technologies, inc. and Wood Alliance, Inc., doing business as Wood Associates, have entered into a merger agreement that provides for the merger of iPrint and Wood. In the merger, holders of Wood common stock will receive
0.86 of a share of iPrint common stock in exchange for each share of Wood common stock they own, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement. Immediately after the merger, the former holders of Wood common stock will own approximately 49% of the combined company, giving effect to outstanding common stock, warrants and vested options. iPrint common stock is traded on The Nasdaq National Market under the trading symbol "IPRT."

   The first proposal being submitted to the iPrint stockholders seeks the approval of the following matters provided for in the Merger Agreement:

    . the issuance of up to an estimated maximum of 32,127,377 shares of iPrint common stock, with such maximum amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in the second proposal described below;

    . the amendment and restatement of the iPrint second amended and restated certificate of incorporation to fix the size of the board at seven and to require, for a period of one year following the closing date, the affirmative vote of at least 66 2/3% of the voting power of the combined company's board of directors in order to fill any vacancies, nominate new members, or increase the size, of the combined company's board of directors; and

    . the amendment to the iPrint 1997 Stock Option Plan to increase this plan's share reserve by 3,500,000 shares of common stock, with such amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in the second proposal described below, and to permit the new shares to be granted as incentive stock options, in connection with the merger.


   The second proposal being submitted to the iPrint stockholders seeks the approval of nineteen separate alternative amendments to iPrint's certificate of incorporation to effect a reverse split of its outstanding common stock, by a ratio of between 1-for-2 and 1-for-20 (as if each ratio is being submitted as a separate proposal), with one of such amendments containing the final reverse split ratio to be determined by iPrint's board of directors, which shall have the right to abandon all other amendments or the amendment in its entirety itself. As described further in this joint proxy statement/prospectus, the affirmative vote of at least 66 2/3% is required for approval of the iPrint merger proposal, and the affirmative vote of at least a majority of all outstanding votes entitled to vote at the special meeting of iPrint is required for approval of the iPrint reverse split proposal. The holders of approximately 66% of the outstanding shares of iPrint common stock have entered into voting agreements whereby these holders have agreed to vote their shares in favor of the iPrint merger proposal.


   Wood is requesting that its shareholders vote to adopt the merger agreement and approve the merger with iPrint. The affirmative vote of at least a majority of all outstanding shares entitled to vote at the special meeting of Wood is required for approval of the Wood proposal. The holders of approximately 88% of the outstanding shares of Wood common stock have entered into voting agreements whereby these holders have agreed to vote their shares in favor of the Wood proposal. Therefore, provided these holders comply with the provisions of the voting agreements, the Wood shareholders will adopt the merger agreement and approve the merger. However, the terms of the merger also provide that iPrint will not be obligated to consummate the merger unless the holders of at least 95% of the outstanding shares of Wood common stock have voted in favor of the Wood proposal.

   The boards of directors of iPrint and Wood have approved the merger, and the board of directors of iPrint has approved the reverse split, and recommend that their companies' stockholders vote for the respective proposals described above.

   Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us.

   Information about the merger and the reverse split is contained in this joint proxy statement/prospectus. We urge you to read this document, including the section describing risk factors that begins on page 18.

   Neither the Securities and Exchange Commission, nor any state securities regulator, has approved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


   This joint proxy statement/prospectus is dated September   , 2001 and is
first being mailed to stockholders of iPrint and Wood on or about September   ,
2001.


   The dates, times and places of the two stockholders' meetings are as follows:


For iPrint stockholders: October 24, 2001, 10:00 a.m.   For Wood shareholders: October 19, 2001, 9:00 a.m.

                         La Rinconada Country Club                             Wood Alliance, Inc.
                         14595 Clearview Drive                                 3073 Corvin Drive
                         Los Gatos, CA 95032                                   Santa Clara, CA 95051


   Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend either meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.

   We strongly support the proposed transactions and join with our boards of directors in enthusiastically recommending that you vote in favor of the proposals presented to you for approval.


  /s/ Royal P. Farros                    /s/ Monte Wood

  Royal P. Farros                        Monte D. Wood
  Chairman and Chief Executive Officer   President and Chief Executive Officer
  iPrint Technologies, inc.              Wood Alliance, Inc.

[LOGO] iPrint Technologies, Inc.
                           iPRINT TECHNOLOGIES, INC.
                 ---------------------------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          To Be Held October 24, 2001

                 ---------------------------------------------

   The Special Meeting of Stockholders of iPrint Technologies, inc. ("iPrint"), a Delaware corporation, will be held at La Rinconada Country Club, located at 14595 Clearview Drive, Los Gatos, California on October 24, 2001, at 10:00 a.m., local time, for the following purposes:


   To approve proposals which would:

   (1) (a) authorize the issuance of an estimated maximum of 32,127,377 shares of iPrint common stock, including shares subject to options to purchase iPrint shares, with such maximum amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in the second proposal set forth below, (b) amend iPrint's 1997 Stock Option Plan to increase this plan's share reserve by 3,500,000 shares of iPrint common stock, with such amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in the second proposal set forth below, and to permit the new shares to be granted as incentive stock options, and (c) amend and restate iPrint's current certificate of incorporation to fix the size of board of directors at seven (7) and provide for the requirement of, for a period of one year following the closing date of the merger, at least a 66 2/3% vote of the board of directors of iPrint in order to fill any vacancies, nominate new members, or to increase the size, of iPrint's board of directors, all in connection with the merger agreement, dated as of June 23, 2001, as amended and restated on August 30, 2001, by and among iPrint, Metal Combination Corp. ("Merger Sub"), a California corporation and wholly-owned subsidiary of iPrint, Wood Alliance, Inc. ("Wood"), a California corporation, and, solely for purposes of Article VIII and Article X thereof, James D. Childers, as shareholders' representative, pursuant to which Merger Sub will merge with and into Wood, and Wood will become a wholly-owned subsidiary of iPrint; and


   (2) approve each of nineteen separate alternative amendments to iPrint's certificate of incorporation to effect a reverse split of its outstanding Common Stock, by a ratio of 1-for-2, 1-for-3, 1-for-4, 1-for-5, 1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10, 1-for-11, 1-for-12, 1-for-13, 1-for-14,
1-for-15, 1-for-16, 1-for-17, 1-for-18, 1-for-19 or 1-for-20 (as if each amendment is being submitted as a separate proposal), with one of such amendments containing the final reverse split ratio to be determined by iPrint's board of directors, which shall have the right to abandon any or all of such amendments.


   The foregoing items of business are more fully described in the joint proxy statement/prospectus that accompanies this notice.


   The board of directors has fixed the close of business on August 27, 2001 as the record date for the determination of stockholders entitled to notice of and to vote at this special meeting and at any adjournment or postponement thereof.


                       By Order of the Board of Directors
                       of iPrint Technologies, inc.

                       /s/ Royal P. Farros

                       Royal P. Farros
                       Chairman and Chief Executive Officer
Menlo Park, California

September   , 2001


   All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign, and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

[LOGO] Wood Associates
                              WOOD ALLIANCE, INC.

                 ---------------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          To Be Held October 19, 2001

                 ---------------------------------------------


   The Special Meeting of Shareholders of Wood Alliance, Inc. ("Wood"), a California corporation, will be held at the offices of Wood, located at 3073 Corvin Drive, Santa Clara, California on October 19, 2001, at 9:00 a.m., local time, for the following purpose:


   To approve and adopt the merger agreement, dated as of June 23, 2001, as amended and restated on August 30, 2001, by and among iPrint Technologies, inc. ("iPrint"), a Delaware corporation, Metal Combination Corp. ("Merger Sub"), a California corporation and wholly-owned subsidiary of iPrint, Wood, and, solely for the purposes of Article VIII and Article X thereof, James D. Childers, as shareholders' representative, pursuant to which Merger Sub will merge with and into Wood, and Wood will become a wholly-owned subsidiary of iPrint. In the merger, (1) each non-dissenting outstanding share of Wood common stock will be entitled to receive 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement, and (2) each holder of an option to purchase Wood common stock who consents to the assumption of such option will receive an option to acquire 0.86 of a share of iPrint common stock for each share of Wood common stock underlying the optionholder's option to purchase Wood common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus. The approval and adoption of the merger agreement will also constitute approval of the merger, the terms of the agreement of merger to be filed with the Secretary of State of the State of California to effect the merger, and the other transactions contemplated by the merger agreement, including (a) the approval of the appointment of James D. Childers as the shareholder representative, as agent and attorney-in-fact for and on behalf of each Wood shareholder in accordance with the powers and limitations provided for the shareholder representative in the merger agreement, and (b) the approval of the escrow and indemnification obligations of Wood shareholders set forth in the merger agreement.

   The foregoing items of business are more fully described in the joint proxy statement/prospectus that accompanies this notice.


   The board of directors has fixed the close of business on September 19, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at this special meeting and at any adjournment or postponement thereof.


                                           By Order of the Board of Directors
                                           of Wood Alliance, Inc.

                                           /s/ Monte Wood

                                           Monte D. Wood
                                           President and Chief Executive Officer

Santa Clara, California

September   , 2001


   All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign, and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting.

                      WHO CAN HELP ANSWER YOUR QUESTIONS

   If you have additional questions about the merger or the solicitation of your proxy, you should contact:

For iPrint stockholders:                For Wood shareholders:
iPrint Technologies, inc.               Wood Alliance, Inc.
255 Constitution Drive                  3073 Corvin Drive
Menlo Park, California 94025            Santa Clara, California 95051
Attention: Sonya Chan                   Attention: Ann Smith
Phone Number: (650) 298-8500            Phone Number: (408) 731-4622

   iPrint Technologies, inc. and the iPrint Technologies, inc. logo are registered trademarks of iPrint Technologies, inc. Wood Alliance, Inc. and the Wood Alliance, Inc. logo are trademarks of Wood Alliance, Inc. Other product and brand names are trademarks or registered trademarks of their respective holders.

                               TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS........................................................   1
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS..................................................   6
   The Companies.................................................................................   6
   Overview and Structure of the Merger..........................................................   6
   Risk Factors Related to the Merger............................................................   6
   Conversion of Wood Shares in the Merger.......................................................   6
   Wood Stock Option and Stock Incentive Plans...................................................   7
   Escrow and Indemnification....................................................................   7
   The Shareholders' Representative and his Significant Powers...................................   8
   Conditions to the Merger......................................................................   8
   No Solicitation of Transactions...............................................................   8
   Termination...................................................................................   8
   Fees and Expenses.............................................................................   8
   Agreements Related to the Merger Agreement....................................................   9
   Board Composition; Change of President and Chief Executive Officer of iPrint Following
     the Merger..................................................................................   9
   The Reasons the Boards of Directors of iPrint and Wood Approved the Merger....................   9
   Interests of Certain iPrint and Wood Persons in the Merger....................................   9
   Opinion of iPrint's Financial Advisor.........................................................   9
   The Recommendations of the Boards of iPrint and Wood..........................................  10
   The Special Meetings..........................................................................  10
   Material Federal Income Tax Consequences of the Merger and the Reverse Split..................  10
   Anticipated Accounting Treatment of the Merger................................................  10
   Dissenters' Rights for Wood Shareholders......................................................  10
   Nasdaq Listing Status.........................................................................  11
   Reverse Stock Split...........................................................................  11
   Restrictions on Ability of Wood Affiliates and Certain iPrint Affiliates to Sell iPrint Stock.  11
iPRINT SELECTED HISTORICAL FINANCIAL INFORMATION.................................................  12
WOOD SELECTED HISTORICAL FINANCIAL INFORMATION...................................................  13
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION....................................................................................  14
COMPARATIVE PER SHARE DATA.......................................................................  15
PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION.............................................  16
RISK FACTORS.....................................................................................  18
   Special Note Regarding Forward-Looking Statements.............................................  18
   Risks Related to the Merger...................................................................  18
   Tax Risks Related to the Merger...............................................................  24
   Risks Related to the Combined Company following the Merger....................................  25
   Risks Related to the iPrint Reverse Stock Split...............................................  38
THE iPRINT SPECIAL MEETING.......................................................................  39
   Date, Time and Place of Meeting...............................................................  39
   Voting Rights.................................................................................  39
   Purpose of the iPrint Special Meeting; the iPrint Proposals...................................  39
   Record Date and Outstanding Shares............................................................  40
   Share Ownership of Management and Certain Stockholders........................................  40
   Vote Required; iPrint Voting Agreements.......................................................  40
   Quorum; Abstentions; Broker Non-Votes.........................................................  40
   Solicitation of Proxies; Expenses.............................................................  40
   Voting of Proxies; Revocation of Proxies......................................................  40
   Recommendation of the Board of Directors......................................................  41

                                                                                         Page
                                                                                         ----
THE WOOD SPECIAL MEETING................................................................  42
   Date, Time and Place of Meeting......................................................  42
   Voting Rights........................................................................  42
   Purpose of the Wood Special Meeting..................................................  42
   Record Date and Outstanding Shares...................................................  42
   Share Ownership of Management and Certain Shareholders...............................  42
   Vote Required; Wood Voting Agreements................................................  43
   Quorum; Abstentions..................................................................  43
   Solicitation of Proxies; Expenses....................................................  43
   Voting of Proxies; Revocation of Proxies.............................................  43
   Rights of Dissenting Shareholders; California Appraisal Rights.......................  44
   Recommendation of the Board of Directors.............................................  45
iPRINT PROPOSAL NO. 1 (THE iPRINT MERGER PROPOSAL): APPROVAL OF ISSUANCE OF
  SHARES, AMENDMENT OF 1997 STOCK OPTION PLAN, AND AMENDMENT AND
  RESTATEMENT OF THE CERTIFICATE OF INCORPORATION OF iPRINT IN CONNECTION
  WITH THE TRANSACTION..................................................................  46
WOOD PROPOSAL: APPROVAL OF ADOPTION OF THE MERGER AGREEMENT AND THE
  MERGER CONTEMPLATED THEREUNDER........................................................  46
THE MERGER..............................................................................  46
   Background of the Merger.............................................................  46
   Reasons for the Merger...............................................................  50
   Opinion of iPrint's Financial Advisor................................................  54
   Existing Business Relationships between iPrint and Wood..............................  59
   Change of President and Chief Executive Officer of iPrint Following the Merger.......  60
   Interests of Certain iPrint Persons in the Merger....................................  60
   Interests of Certain Wood Persons in the Merger......................................  60
   Treatment of Wood Stock Options......................................................  61
   Amendment to iPrint 1997 Stock Option Plan...........................................  61
   Board Composition; Amendment and Restatement to iPrint's Second Amended and Restated
     Certificate of Incorporation.......................................................  62
   Employee Matters.....................................................................  62
   Overview and Structure of the Merger.................................................  62
   Material Federal Income Tax Consequences of the Merger...............................  62
   Anticipated Accounting Treatment of the Merger.......................................  65
   Nasdaq Listing Status................................................................  65
   Independence from iPrint Reverse Split...............................................  65
   Restrictions on Resale of iPrint Common Stock........................................  66
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.............................  67
THE MERGER AGREEMENT....................................................................  73
   The Merger...........................................................................  73
   Effective Time.......................................................................  73
   Management of iPrint and Wood (as the Surviving Corporation) Following the Merger....  73
   Conversion of Wood Shares in the Merger..............................................  74
   No Fractional Shares.................................................................  74
   Lost, Stolen or Destroyed Certificates...............................................  74
   Wood Stock Option and Stock Incentive Plans..........................................  74
   Exchange of Wood Stock Certificates for iPrint Stock Certificates....................  75
   Distributions with Respect to Unexchanged Shares.....................................  75
   Representations and Warranties.......................................................  75
   Conduct of Business Before Completion of the Merger..................................  76
   No Solicitation of Transactions......................................................  78

                                                                               Page
                                                                               ----
   Meetings of Stockholders...................................................  78
   Escrow and Indemnification.................................................  79
   The Shareholders' Representative and his Significant Powers................  80
   Director and Officer Indemnification.......................................  80
   Restatements of Wood Financial Statements; Negative Deviations.............  80
   Financing for the Combined Company.........................................  81
   Listing....................................................................  81
   Termination of Employee Benefit Plans......................................  81
   Employment Offers..........................................................  81
   Conditions to the Merger...................................................  81
   Termination of the Merger Agreement........................................  84
   Payment of Fees and Expenses...............................................  84
   Amendment, Waiver and Extension of the Merger Agreement....................  84
AGREEMENTS RELATED TO THE MERGER AGREEMENT....................................  85
   iPrint Voting Agreements...................................................  85
   Wood Voting Agreements.....................................................  86
   Affiliate Agreements.......................................................  87
   Lock Up Agreements.........................................................  87
   Employment and Proprietary Rights Assignment Agreements....................  87
   Escrow Agreement...........................................................  89
   Third Amended and Restated Rights Agreement................................  89
   Bridge Loans...............................................................  90
   Strategic Development Agreement............................................  90
COMPARISON OF RIGHTS OF HOLDERS OF iPRINT COMMON STOCK AND WOOD CAPITAL
  STOCK.......................................................................  91
   Size of the Board of Directors.............................................  91
   Classification.............................................................  91
   Removal of Directors.......................................................  91
   Filling Vacancies on the Board of Directors................................  92
   Cumulative Voting..........................................................  92
   Limitation on Director Liability...........................................  92
   Indemnification of Directors and Officers..................................  93
   Amendments to Certificate of Incorporation and Articles of Incorporation...  93
   Amendment to Bylaws........................................................  94
   Authorized Capital Stock...................................................  95
   Dividends..................................................................  95
   Stock Repurchases, Redemptions and Conversions.............................  95
   Appraisal or Dissenters' Rights............................................  96
   Action by Written Consent..................................................  96
   Annual Meeting of Stockholders.............................................  96
   Special Meeting of Stockholders............................................  97
   Advance Notice Requirements of Stockholder Nominations.....................  97
   Advance Notice Requirements of Stockholder Business........................  97
   Rights of Inspection.......................................................  97
   Transactions Between the Corporation and its Directors and Officers........  97
   Reporting Requirements.....................................................  98
iPRINT PROPOSAL NO. 2 (THE iPRINT REVERSE SPLIT PROPOSAL): APPROVAL OF REVERSE
  STOCK SPLIT OF iPRINT COMMON STOCK..........................................  99
   Background.................................................................  99
   Purpose of the Reverse Stock Split.........................................  99
   Effectiveness of the Reverse Stock Split................................... 100

                                                                             Page
                                                                             ----
   Certificates............................................................. 100
   Effects of the Reverse Stock Split....................................... 100
   Material U.S. Federal Income Tax Consequences of the Reverse Stock Split. 101
   Independence from the Completion of the Merger........................... 101
   Recommendation of iPrint's Board......................................... 101
BUSINESS OF iPRINT.......................................................... 102
   Overview................................................................. 102
   Industry Background...................................................... 102
   iPrint Enterprise System Solutions....................................... 104
   iPrint Small Business Solutions.......................................... 105
   iPrint Benefits to Backend Commercial Printing Network................... 105
   The Strategy............................................................. 106
   Products and Services.................................................... 106
   Customer Support......................................................... 108
   Technology and Product Development....................................... 109
   Marketing and Distribution............................................... 109
   Customers................................................................ 109
   Intellectual Property.................................................... 110
   Competition.............................................................. 110
   Employees................................................................ 111
   Properties............................................................... 111
   Legal Proceedings........................................................ 111
iPRINT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS..................................................... 113
BUSINESS OF WOOD............................................................ 123
   Overview................................................................. 123
   Industry Background...................................................... 123
   Wood's Strategy.......................................................... 124
   Sales and Marketing...................................................... 125
   Wood Custom Merchandise.................................................. 125
   Wood Company Store Programs.............................................. 125
   Products and Services.................................................... 126
   Customers................................................................ 127
   Technology............................................................... 127
   Distribution and Fulfillment............................................. 127
   Vendors and Manufacturers................................................ 127
   Competition.............................................................. 128
   Employees................................................................ 129
   Legal Proceedings........................................................ 129
WOOD'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS..................................................... 130
MANAGEMENT OF iPRINT FOLLOWING THE MERGER................................... 138
EXECUTIVE COMPENSATION...................................................... 140
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
  iPRINT.................................................................... 146
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
  WOOD...................................................................... 149
EXPERTS..................................................................... 150
LEGAL MATTERS............................................................... 150
STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT iPRINT ANNUAL MEETING......... 150
WHERE YOU CAN FIND MORE INFORMATION......................................... 151
INDEX TO FINANCIAL STATEMENTS............................................... F-1

                                                                                   Page
                                                                                   ----
APPENDICES
   Amended and Restated Agreement and Plan of Reorganization...................... A-1
   Form of Third Amended and Restated Certificate of Incorporation of iPrint...... B-1
   Form of Agreement of Merger.................................................... C-1
   Form of Escrow Agreement....................................................... D-1
   Opinion of U.S. Bancorp Piper Jaffray Inc., Financial Advisor to iPrint........ E-1
   Chapter 13 of the California General Corporation Law........................... F-1
   Form of Certificate of Amendment of Second Amended and Restated Certificate of
     Incorporation of iPrint...................................................... G-1

                   QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

   Q1: Why are we proposing the merger?

   A: The combined strengths of iPrint and Wood--iPrint's award-winning technology and Wood's significant Fortune 1000 customer base-- will create what we believe will be the foundation for an organization that will have solid advantages in servicing companies' imprinting and branding requirements.

   Our goal is to form a combined company that will create industry-leading technology and services that we believe will innovate the custom imprinting process.

   We feel the complementary nature of both companies supports this goal. Both companies target the same corporate customers and, within a corporation, the same decision-maker; both companies have expertise in the production of custom imprinted products; both companies work with many of the same manufacturing vendors and can use the same operating infrastructure.

   As a result, we expect to obtain the benefits of cross-selling a broader range of complementary products while taking advantage of significant cost-cutting opportunities and operational efficiencies.


   The boards of directors of iPrint and Wood each approved the merger agreement, as amended and restated on August 30, 2001, and found the merger to be fair, advisable and in the best interests of the applicable company and its shareholders. The amended and restated merger agreement is referred to throughout this joint proxy statement/prospectus as the "merger agreement."



   A discussion of the specific reasons for the merger appears in this joint proxy statement/prospectus under the heading "The Merger--Reasons for the Merger."


   Q2: What is the merger transaction?

   A: In general terms, the merger transaction involves the merger of a wholly-owned subsidiary of iPrint with and into Wood with Wood as the surviving corporation. Holders of Wood common stock will receive shares of iPrint common stock in exchange for the shares of Wood common stock they own. As a result of the merger, Wood will become a wholly-owned subsidiary of iPrint and the former shareholders of Wood will own approximately 49% of iPrint, giving effect to outstanding common stock, warrants, and vested options.

   Q3: Why is iPrint proposing a reverse stock split in connection with this merger?

   A: iPrint believes that the approximately 55 million shares of its common stock that it had originally contemplated would be outstanding upon completion of the merger may be too large a number given current market comparisons and iPrint's desire to make its stock price more attractive for institutional investor trading. In addition, iPrint is required by Nasdaq to achieve and maintain a $1.00 per share minimum bid price, which Nasdaq has requested iPrint do by effecting a reverse stock split in connection with the merger. iPrint believes that reducing the number of outstanding shares following the merger would benefit the combined company.

   Q4: What is the iPrint reverse split?

   A: In general terms, the iPrint reverse split means a reverse stock split in which the outstanding shares of iPrint common stock will be combined and reconstituted as a smaller number of shares of common stock in a ratio of between two and twenty shares of old common stock for each share of new common stock. The exact ratio will be determined by iPrint's board based on prevailing market conditions at the time the reverse stock split is effected. The reverse split will be effectuated by an amendment to iPrint's certificate of incorporation.

   Q5: What am I being asked to vote upon?

   A: iPrint stockholders: iPrint stockholders are being asked to approve the iPrint proposals set forth in its Notice of Special Meeting of Stockholders, which consist of:

(1) an approval of the following transactions in connection with the merger:

    . the issuance of shares of iPrint common stock in the merger, including shares subject to options to purchase iPrint shares,

    . an amendment to iPrint's 1997 Stock Option Plan to increase the plan's share reserve and to permit the new shares to be granted as incentive stock options, and

    . the amendment and restatement of iPrint's current certificate of incorporation with respect to certain provisions relating to iPrint's board of directors after the merger; and

(2) an approval of an amendment to iPrint's certificate of incorporation to effect a reverse split of its outstanding Common Stock, by a ratio of between 1-for-2 and 1-for-20 to be determined by iPrint's board of directors.

   Wood shareholders: Wood shareholders are being asked to approve the Wood proposal set forth in its Notice of Special Meeting of Shareholders, which consists of approval and adoption of the merger agreement. Approval and adoption of the merger agreement will include approval of the merger, approval of the terms of the agreement of merger to be filed with the Secretary of State of the State of California to effect the merger, and approval of the other transactions contemplated by the merger agreement, including, without limitation:

 . the approval and appointment of James D. Childers as the shareholders' representative, as agent and attorney-in-fact for and on behalf of each Wood shareholder in accordance with the powers and limitations provided for the shareholder representative in the merger agreement; and

 . the approval of the escrow and indemnification obligations of Wood shareholders set forth in the merger agreement.

   Q6: What will I receive in the merger?

   A: iPrint stockholders: iPrint stockholders will not receive any consideration in the merger, and the number of shares of iPrint common stock that they hold will be unaffected. However, the issuance of shares of iPrint common stock to the Wood shareholders will substantially dilute the ownership interests of current iPrint stockholders to approximately 51% of iPrint immediately following the merger.

   Wood shareholders: Subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into the escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement, Wood shareholders will receive 0.86 of a share of iPrint common stock for each of the shares of Wood common stock they hold, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus.

   Q7: How will the reverse split affect shares of iPrint common stock to be received by a Wood shareholder as a result of the merger?


   A: The merger agreement provides that the exchange ratio of 0.86 be proportionately adjusted for stock splits, combinations, stock dividends and the like. Therefore, in addition to combining and reconstituting all outstanding shares of iPrint as a smaller number of shares of common stock, the reverse split, if implemented prior to the merger, would correspondingly reduce the number of shares to be issued to the Wood shareholders. For example, if a Wood shareholder held 10,000 shares of Wood common stock, and a 1-for-5 reverse split were effectuated, upon the closing of the merger such 10,000 shares of Wood common stock would be converted to a right to receive the product of 10,000 shares, multiplied by the 0.86 exchange ratio, and divided by five, resulting in the right to receive 1,720 shares of iPrint common stock, subject to deposit of 310 shares (18% of such 1,720 shares) into the escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement.


   Q8: What is the escrow fund?

   A: Pursuant to the merger agreement, 18% of the aggregate number of shares of iPrint common stock to be issued to the Wood shareholders as merger consideration will initially be held in an escrow fund pursuant to which iPrint may satisfy indemnification claims it may have for losses due to breaches by Wood of the representations, warranties and covenants contained in the merger agreement and the other transaction documents. Upon the closing of the merger, each shareholder of Wood will be deemed to have received and deposited (without any act of the Wood shareholders) into the escrow fund such shareholder's pro rata portion of such shares. Subject to pending claims, specific shares held in the escrow fund will be released upon the six month, one year and eighteen month anniversaries of the closing of the merger. A more complete discussion of the escrow fund appears in this joint proxy statement/prospectus under the heading "The Merger Agreement--Escrow and Indemnification."


   As a result of any claims against the escrow fund, the Wood shareholders may not receive the full number of shares of iPrint common stock originally deposited in the escrow fund in exchange for their shares of Wood common stock.

   Q9: What are the indemnification obligations of the Wood shareholders to iPrint that could be satisfied out of the escrow fund?


   A: The merger agreement provides for indemnification obligations of the Wood shareholders with respect to breaches of Wood's representations, warranties and covenants contained in the merger agreement and the other transaction documents. All Wood shareholders will indemnify iPrint pursuant to claims made by iPrint within eighteen months of the closing of the merger, for losses resulting from breaches by Wood of representations, warranties and covenants contained in the merger agreement and the other transaction documents.



   The indemnification obligations of the Wood shareholders to iPrint under the merger agreement are limited to the iPrint shares held in the escrow fund. A more complete discussion of the Wood shareholders' indemnification obligations to iPrint and the limits thereon appears in this joint proxy statement/prospectus under the heading "The Merger Agreement--Escrow and Indemnification."


   Q10: Are there indemnification obligations of iPrint to the Wood shareholders?


   A: Yes. The merger agreement provides for indemnification obligations of iPrint with respect to breaches of iPrint's representations, warranties and covenants contained in the merger agreement and the other transaction documents. iPrint will indemnify the Wood shareholders pursuant to claims made by the Wood shareholders' representative within eighteen months of the closing of the merger, for losses resulting from breaches by iPrint of representations, warranties and covenants contained in the merger agreement and the other transaction documents.



   The indemnification obligations of iPrint to the shareholders of Wood under the merger agreement are limited to the maximum aggregate value of 15% of the merger consideration to be issued in exchange for all issued and outstanding shares of Wood immediately prior to the effective time of the merger. The maximum amount subject to such indemnification obligations may be reduced upon the one year and eighteen month anniversaries of the closing of the merger. A more complete discussion of iPrint's indemnification obligations to the Wood shareholders and the limits thereon appears in this joint proxy statement/prospectus under the heading "The Merger Agreement--Escrow and Indemnification."


   Q11: Who is the Wood shareholders' representative and what role does he play?

   A: By approving the merger agreement, Wood shareholders will be deemed to have consented to the appointment of James D. Childers to act as shareholders' representative on behalf of the Wood shareholders to:

 . assert indemnification claims against iPrint and agree to, negotiate and enter into settlements and compromises with respect to such claims;

 . authorize the delivery of iPrint shares held in escrow to iPrint in satisfaction of indemnification claims against the Wood shareholders, object to such deliveries, and agree to, negotiate and enter into settlements and compromises with respect to such claims; and

 .  take certain other action on behalf of the Wood shareholders,

all as more fully described in Article VIII of the merger agreement.

   Q12: Why does the merger agreement provide for the amendment of iPrint's certificate of incorporation?

   A: The amendment of iPrint's second amended and restated certificate of incorporation is being made in order to provide that, for a period one year following the closing of the merger, additional restrictions exist with respect to the appointment and composition of the combined company's board of directors.

   This amendment to iPrint's certificate of incorporation will take effect only if the merger is completed.

   Q13: Will there be any changes in management or the board of directors of iPrint after the merger?

   A: Yes. Following the merger, the management of the combined company will consist of selected individuals from both iPrint and Wood. In addition, the combined company's board of directors will consist of selected members appointed by each of iPrint and Wood. For example, Royal P. Farros, iPrint's current chairman and chief executive officer, will remain with iPrint as chairman and in a full-time management capacity, while Monte D. Wood, the current president and chief executive officer of Wood, will become the president and chief executive officer, as well as a member of the board of directors, of the combined company upon the closing of the merger. See "Management of iPrint Following the Merger."

   Q14: When would the merger take place?


   A: As soon as practicable after satisfaction or waiver of each of the conditions to closing set forth in the merger agreement or at such other time as the parties agree. If all conditions to closing have been satisfied, the parties will close as soon as possible after the special stockholders' meetings to be held on October 19 and 24, 2001. See "The Merger Agreement--Conditions to the Merger."


   Q15: What are the tax consequences of the merger or the reverse split?

   A: iPrint stockholders: iPrint stockholders will not recognize any taxable gain or loss as a result of the merger or the reverse split.

   Wood shareholders: For United States federal income tax purposes, exchange of Wood common stock for shares of iPrint common stock generally will not cause Wood shareholders to recognize any gain or loss. Wood shareholders may, however, recognize gain or loss with respect to cash they receive instead of a fractional share of iPrint common stock and with respect to any cash they receive from iPrint in payment of any iPrint indemnity obligation. Wood shareholders may also recognize gain or loss if any portion of their shares of iPrint common stock held in escrow is returned to iPrint in payment of an indemnity obligation to iPrint. If Wood shareholders exercise dissenters' rights, they will likely recognize gain or loss in connection with the sale of their Wood common stock. A more complete discussion of the federal income tax consequences of the merger appears in this joint proxy statement/prospectus under the heading "The Merger--Material Federal Income Tax Consequences of the Merger."

   Q16: If I am a Wood shareholder, how should I send in my stock certificates for exchange?

   A: Do not send in your stock certificates with your proxy card. You must keep your stock certificates until after the merger has been completed, after which you will receive a letter of transmittal describing how you may exchange your Wood stock certificates for certificates representing shares of iPrint common stock. At that time, you will have to submit your Wood stock certificates to the exchange agent along with your completed letter of transmittal in order to receive your iPrint shares.

   Q17: How does my board of directors recommend that I vote on the proposals?

   A: iPrint stockholders: The iPrint board of directors recommends that you vote FOR each of the iPrint proposals set forth in its Notice of Special Meeting of Stockholders.

   Wood shareholders: The Wood board of directors recommends that you vote FOR the Wood proposal set forth in its Notice of Special Meeting of Shareholders.

   Q18: What vote is required to approve the proposals?

   A: iPrint stockholders: The iPrint merger proposal set forth in its Notice of Special Meeting of Stockholders will require the affirmative vote of holders of at least 66 2/3% of all outstanding votes entitled to vote at the iPrint special meeting and the iPrint reverse split proposal set forth in its Notice of Special Meeting of Stockholders will require the affirmative vote of holders of at least a majority of all outstanding votes entitled to vote at the iPrint special meeting. If you abstain or do not instruct your broker how to vote, your abstention or broker non-vote will have the same effect as a vote against the iPrint proposals.

   Holders of approximately 66% of the shares of iPrint's outstanding common stock have entered into voting agreements and agreed to vote all of their shares of iPrint common stock in favor of the iPrint merger proposal.

   Wood shareholders: The Wood proposal requires the affirmative vote of holders of at least a majority of the outstanding votes entitled to vote at the Wood special meeting.

   Holders of approximately 88% of the shares of Wood's outstanding common stock have entered into voting agreements and agreed to vote all of their shares of Wood common stock in favor of the Wood proposal.

   However, iPrint is not obligated to consummate the merger unless the Wood shareholders owning at least 95% of the outstanding shares of Wood common stock have voted in favor of the Wood proposal.

   Q19: What do I need to do now?

   A: After you carefully read and consider the information in this document, mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the appropriate stockholders' meeting. You should return your proxy card whether or not you plan to attend your stockholders' meeting. If you attend your stockholders' meeting, you may revoke your proxy at any time before it is voted and vote in person if you wish.

   Q20: What do I do if I want to change my vote after I have sent in my proxy card?

   A: You can change your vote at any time before your proxy is voted at the special stockholders' meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card at a later date. If you choose either of these methods, you must submit your notice of revocation or your new proxy card to iPrint or Wood, as the case may be, before your special stockholders' meeting. Finally, you can attend your stockholders' meeting and vote in person. Simply attending your stockholders' meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

   Q21: If my shares of iPrint common stock are held in "street name" by my broker, will my broker vote my shares for me?

   A: Your broker will vote your shares only if you provide instructions on how to vote. If you do not provide your broker with instructions on how to vote, your broker's non-votes will have the same effect as votes against approval of the iPrint proposals. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

   Q22: Who can I call with questions?

   A: If you have any questions about the merger, the proposals or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact the individuals listed below:

   If you are an iPrint stockholder, you should contact:

   iPrint Technologies, inc.
   255 Constitution Drive
   Menlo Park, CA 94025
   Attention: Sonya Chan
   Phone Number: (650) 298-8500

   If you are a Wood shareholder, you should contact:

   Wood Alliance, Inc.
   3073 Corvin Drive
   Santa Clara, California 95051
   Attention: Ann Smith
   Phone Number: (408) 731-4622

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information from this document and may not contain all of the information that is important to you. Even though we have highlighted what we believe is the most important information, we encourage you to read the entire joint proxy statement/prospectus for a complete understanding of the proposed merger of a wholly-owned subsidiary of iPrint into Wood. You should also review the other available information referred to in "Where You Can Find More Information."


The Companies

   iPrint. iPrint Technologies, inc. is a leading provider of online printing technology and infrastructure for the business market. iPrint's online print shops, printing technology, and specialized printing services offer a virtual one-stop shop for commercial printing, allowing customers to design, proof, and order thousands of customized printed products.

   iPrint is a publicly-traded Delaware corporation whose common stock is traded on the Nasdaq National Market under the symbol "IPRT." iPrint was founded in May 1996. iPrint's principal executive offices are located at 255 Constitution Drive, Menlo Park, California 94025. iPrint's telephone number is
(650) 298-8500.

   Wood. Wood Alliance, Inc. is one of the leading promotional merchandise marketing companies serving the business market. Wood provides promotional products, promotional merchandise programs and marketing services designed to extend its clients' corporate brand awareness and enhance their identity. Its services include the creation and implementation of full-service marketing, promotional, and distribution programs for major corporations, including over 200 Fortune 1000 enterprises.

   Wood is a privately-held California corporation. Wood was founded in January 1985. Wood's principal executive offices are located at 3073 Corvin Drive, Santa Clara, California 95051. Wood's telephone number is (408) 523-2700.

Overview and Structure of the Merger

   At the effective time of the merger, Metal Combination Corp., a wholly-owned subsidiary of iPrint, will merge with and into Wood, whereupon the separate corporate existence of Metal Combination Corp. shall cease to exist and Wood will be the surviving corporation. Thus, as a result of the merger, Wood will be a wholly-owned subsidiary of iPrint. Each issued and outstanding share of Wood common stock immediately prior to the effective time of the merger will be converted into the right to receive 0.86 of a share of iPrint common stock at the effective time, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement.

Risk Factors Related to the Merger


   The "Risk Factors" beginning on page 18 should be considered carefully by both iPrint and Wood stockholders in evaluating whether to approve the respective proposals of the companies as set out in the accompanying Notice of Special Meeting to the Stockholders of iPrint or Notice of Special Meeting to the Shareholders of Wood, as the case may be.


Conversion of Wood Shares in the Merger

   At the effective time of the merger, and except for any dissenting shares, each outstanding share of Wood common stock will automatically be converted into the right to receive 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement. The parties have agreed upon a fixed exchange ratio of 0.86, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, in order to ensure that former Wood shareholders will own a total of approximately 49% of the combined company immediately after the merger, giving effect to outstanding common stock, warrants and vested options.

Wood Stock Option and Stock Incentive Plans

   At the effective time of the merger, each outstanding option to purchase shares of Wood common stock granted under Wood's stock option plans will be assumed by iPrint regardless of whether the options are vested or unvested. Each Wood stock option assumed by iPrint will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to the effective time, except that:

 . each Wood stock option will be exercisable for shares of iPrint common stock, and the number of shares of iPrint common stock issuable upon exercise of any assumed option will be determined by multiplying 0.86, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, by the number of shares of Wood common stock underlying that option, rounded down to the nearest whole share; and

 . the per share exercise price of any assumed option will be determined by dividing the exercise price of that option in effect immediately prior to the effective time by 0.86, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, rounded up to the nearest whole tenth of a cent.

Escrow and Indemnification


   The merger agreement provides for indemnification obligations of the Wood shareholders with respect to breaches of Wood's representations, warranties and covenants contained in the merger agreement and the other transaction documents. All Wood shareholders will indemnify iPrint pursuant to claims made by iPrint within eighteen months of the closing of the merger, for losses resulting from breaches by Wood of representations, warranties and covenants contained in the merger agreement and the other transaction documents.


   Pursuant to the merger agreement, 18% of the aggregate number of shares of iPrint common stock to be issued to the Wood shareholders as merger consideration will initially be held in an escrow fund from which iPrint may satisfy indemnification claims it may have for losses due to breaches by Wood of the representations, warranties and covenants contained in the merger agreement and the other transaction documents. Specific numbers of shares held in the escrow fund may be subject to release upon the six month, one year and eighteen month anniversaries of the closing of the merger.

   The indemnification obligations of the Wood shareholders to iPrint under the merger agreement are limited to the iPrint shares held in the escrow fund.


   The merger agreement provides for indemnification obligations of iPrint with respect to breaches of iPrint's representations, warranties and covenants contained in the merger agreement and the other transaction documents. iPrint will indemnify the Wood shareholders pursuant to claims made by the Wood shareholders' representative within eighteen months of the closing of the merger, for losses resulting from breaches by iPrint of representations, warranties and covenants contained in the merger agreement and the other transaction documents.


   The indemnification obligations of iPrint to the shareholders of Wood under the merger agreement are limited to the maximum aggregate value of 15% of the merger consideration to be issued in exchange for all issued and outstanding shares of

Wood immediately prior to the effective time of the merger. The maximum amount subject to such indemnification obligations will be reduced upon the one year and eighteen month anniversaries of the closing of the merger, subject to pending claims that may affect the release of shares on those anniversary dates.


The Shareholders' Representative and his Significant Powers

   By approving the Wood Proposal, Wood shareholders will consent to the appointment of James D. Childers to act as shareholders' representative on behalf of the Wood shareholders to:

 . assert indemnification claims against iPrint and agree to, negotiate and enter into settlements and compromises with respect to such claims;

 . authorize the delivery of iPrint shares held in escrow to iPrint in satisfaction of indemnification claims against the Wood shareholders, object to such deliveries, and agree to, negotiate and enter into settlements and compromises with respect to such claims; and

 . take other action on behalf of Wood shareholders, all as more fully described in Article VIII of the merger agreement.

Conditions to the Merger

   The completion of the merger depends upon the satisfaction of a number of conditions, including:

 . approval of the iPrint and Wood proposals by the stockholders of iPrint and Wood;

 . receipt by iPrint and Wood of an opinion of their respective counsel that the merger will be treated as a tax-free reorganization under the Internal Revenue Code;

 . the restatements of Wood's revenues or expenses pursuant to the audit or review described earlier do not reflect a negative deviation from the figures reflected in Wood's "pre-audit" or "pre-review" financial statements exceeding 10% as to each of Wood's fiscal years 1998, 1999 and 2000, or, in the aggregate, of all of Wood's fiscal quarters up through the effective time of the merger, subject to specified exclusions;

 . iPrint reserves on hand of cash and cash equivalents and short-term investments which are available and are not encumbered other than to pay the obligations of iPrint in the ordinary course of business and consistent with past practices are at least $10,000,000 less expenditures made or accrued prior to the effective time of the merger intended for the benefit of Wood or the prospects of the combined company; and

 . subject to specific exclusions, no material adverse effect on iPrint or Wood shall have occurred and no event reasonably likely to have a material adverse effect on iPrint or Wood shall have occurred.

No Solicitation of Transactions

   The merger agreement restricts iPrint and Wood from directly or indirectly soliciting, initiating, encouraging or supporting any inquiry or proposal that constitutes, or could reasonably be expected to lead to a proposal or offer for a merger, sale or similar transaction, from engaging in negotiations or discussions concerning, or providing any non-public information to any person or entity relating to any such inquiry or proposal, or agreeing to, approving or recommending any such inquiry or proposal.

Termination

   Subject to specified exceptions, either iPrint or Wood may terminate the merger agreement if the merger is not completed by March 1, 2002, and in various other circumstances, even if the merger is approved by the stockholders of both companies.

Fees and Expenses

   Whether or not the merger is consummated, all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses, provided that if the merger is consummated, iPrint shall pay the obligations of the surviving corporation as accounted for promptly following the effective time.

Agreements Related to the Merger Agreement


   In connection with the merger, directors, executive officers and affiliates of iPrint and Wood have entered into various voting agreements, affiliate agreements, lock up agreements, employment agreements, proprietary rights assignment agreements and a rights agreement. iPrint and Wood have also entered into an escrow agreement and loan agreements, under which Wood has borrowed from iPrint a total of $1.4 million.


Board Composition; Change of President and Chief Executive Officer of iPrint Following the Merger

   The merger agreement provides that, upon the closing of the merger:

 . the number of directors on iPrint's board of directors shall be fixed at seven; and

 .  the iPrint board of directors will consist of Royal P. Farros, Monte D.
   Wood, James P. McCormick, J.A. Heidi Roizen, Peter J. Dalton, and Edward C. Driscoll, Jr., with a seventh seat to be filled after the closing date by a member appointed by iPrint's board of directors in accordance with the amendment to iPrint's certificate of incorporation.

   Additionally, Royal P. Farros, the chairman and chief executive officer of iPrint, will remain as the chairman of iPrint, and Monte D. Wood, the president and chief executive officer of Wood, will be named the president and chief executive officer of iPrint.

The Reasons the Boards of Directors of iPrint and Wood Approved the Merger

   The boards of directors of iPrint and Wood each approved the merger agreement and found the merger to be fair, advisable and in the best interests of, the applicable company and its shareholders. Based on numerous potential benefits of the merger, both boards believe that the combination of iPrint and Wood will create a stronger, more competitive company.

Interests of Certain iPrint and Wood Persons in the Merger

   iPrint: In connection with the merger, Royal P. Farros and David L. Hodson, the chief technology officer of iPrint, have entered into employment agreements with iPrint which will become effective upon the consummation of the merger. Under his agreement, Mr. Farros' annual salary will increase from $200,000 to $250,000, he will remain eligible for his current annual bonus of 30% of his annual salary, and he will remain chairman of the board of directors. Under his agreement, Mr. Hodson will continue to receive an annual salary of $200,000 and will remain eligible for his current annual bonus of 25% of his annual salary. Messrs. Farros and Hodson each will receive standard benefits, and Mr. Farros will also receive a long-term disability policy. Mr. Farros and Mr. Hodson will be granted options to purchase 350,000 and 200,000 shares of iPrint common stock, respectively. In addition to the benefits he will receive pursuant to his employment agreement, Mr. Hodson will be awarded a four-week paid vacation upon the completion of the merger.


   Wood: In connection with the merger, Monte D. Wood has entered into an employment agreement with iPrint which will become effective upon the consummation of the merger. Under his agreement, Mr. Wood will receive an annual salary of $250,000 and will be eligible for an annual bonus of 30% of his annual salary. Mr. Wood will receive standard benefits, as well as a long-term disability policy. Mr. Wood will be granted options to purchase 350,000 shares of iPrint common stock. In connection with the merger, Mr. Wood entered into a rights agreement with iPrint in order to grant Mr. Wood substantially the same rights that Mr. Farros holds with respect to registration of iPrint shares with the SEC so that Mr. Wood's shares may be publicly re-sold or included in any registration statement filed by iPrint. The rights agreement is contingent upon the successful completion of the merger.


Opinion of iPrint's Financial Advisor

   U.S. Bancorp Piper Jaffray, Inc. has given a written opinion, dated June 22, 2001, to the board of directors of iPrint as to the fairness to iPrint, from a financial point of view, to iPrint of the consideration to be paid by iPrint in the proposed merger. The full text of this opinion is attached to this joint proxy statement/prospectus as Appendix E. You should read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by U.S. Bancorp Piper Jaffray in providing its opinion. The opinion of U.S. Bancorp Piper Jaffray is directed to the iPrint board of directors and does not constitute a recommendation to any iPrint stockholder as to any matter relating to the merger.

The Recommendations of the Boards of iPrint and Wood

   iPrint stockholders: The iPrint board of directors believes that each of the proposals is fair to you and in your best interest and voted to approve the terms and provisions of such proposals, and recommends that you vote FOR the approval of the iPrint proposals.

   Wood shareholders: The Wood board of directors believes that the merger is fair to you and in your best interest and voted to approve the merger agreement, and recommends that you vote FOR the Wood proposal.

The Special Meetings


   iPrint. The special meeting of the stockholders of iPrint will be held on October 24, 2001, at 10:00 a.m., local time, at La Rinconada Country Club, 14595 Clearview Drive, Los Gatos, California.



   Wood. The special meeting of the shareholders of Wood will be held on October 19, 2001, at 9:00 a.m., local time, at 3073 Corvin Drive, Santa Clara, California.


Material Federal Income Tax Consequences of the Merger and the Reverse Split

   iPrint stockholders: iPrint stockholders will not generally recognize any taxable gain or loss as a result of the merger or the reverse stock split.

   Wood shareholders: For United States federal income tax purposes, exchange of Wood common stock for shares of iPrint common stock generally will not cause Wood shareholders to recognize any gain or loss. Wood shareholders may, however, recognize gain or loss with respect to cash they receive instead of a fractional share of iPrint common stock and with respect to any cash they receive from iPrint in payment of any iPrint indemnity obligation. Wood shareholders may also recognize gain or loss if any portion of their shares of iPrint common stock held in escrow is returned to iPrint in payment of an indemnity obligation to iPrint. If Wood shareholders exercise dissenters' rights, they will likely recognize gain or loss in connection with the sale of their Wood common stock. A more complete discussion of the federal income tax consequences of the merger appears in this joint proxy statement/prospectus under the heading "The Merger--Material Federal Income Tax Consequences of the Merger."

Anticipated Accounting Treatment of the Merger

   The merger will be accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire Wood will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, with any excess being treated as goodwill. Goodwill under the recently issued Statements of Financial Accounting Standards Nos. 141 and 142 "Business Combinations" and "Goodwill and Other Intangibles" will no longer be subject to periodic amortization, but rather goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. Identified intangible assets with finite lives will be amortized over those lives.

Dissenters' Rights for Wood Shareholders

   Under California law, the holders of common stock of Wood will have dissenters' rights and may be entitled to receive cash equal to the fair market value of their Wood common stock determined as of the day before the first announcement of the terms of the merger. To do so, they must follow the procedures set forth under Chapter 13 of the California General Corporation Law. Chapter 13 is attached as Appendix F to this joint proxy statement/prospectus.

Nasdaq Listing Status


   On June 8, the Nasdaq Stock Market, Inc. notified iPrint that it will delist iPrint's common stock from The Nasdaq National Market for failure to maintain at least a $1.00 per share bid price. Delisting of iPrint's common stock was suspended pending a hearing and review by a Nasdaq Listing Qualification Panel. On July 26, 2001, iPrint appeared at a hearing brought before the Listing Qualifications Panel. On August 24, 2001, the Listing Qualification Panel issued a determination in which it stated that iPrint's common stock will continue to be listed on The Nasdaq National Market subject to the following: iPrint must file a proxy statement with the SEC and Nasdaq on or before September 7, 2001, evidencing iPrint's intent to seek shareholder approval for a reverse stock split; on or before October 31, 2001, iPrint must evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days; and iPrint must demonstrate compliance with all other requirements for continued listing.


   The Panel also found that the merger between iPrint and Wood would not result in a "reverse merger." However, for a period of forty-five days following its determination, the Panel's findings are subject to review by the Nasdaq Listing and Hearing Review Council. If the Listing and Hearing Review Council were to overturn the Panel's determination and determine that the merger between iPrint and Wood would result in a "reverse merger," the combined company would be required to meet Nasdaq's more stringent initial listing criteria, and if unable to do so, its shares would be delisted.

   iPrint and Wood intend to complete the merger regardless of the listing status of iPrint's common stock, and therefore, it is possible that the shares of iPrint common stock that Wood shareholders receive in the merger and that the iPrint stockholders own will not be listed on Nasdaq. If iPrint's shares are delisted for any reason before or after the merger, the market price and market liquidity of its common stock could be materially adversely affected.

Reverse Stock Split

   In order to facilitate the continued listing of iPrint's common stock on the Nasdaq National Market by maintaining a minimum bid price of $1.00 per share, iPrint's board of directors is proposing an amendment to iPrint's certificate of incorporation to effect a reverse stock split in which the outstanding shares of common stock will be combined and reconstituted as a smaller number of shares of common stock in a ratio of between two and twenty shares of old common stock for each share of new common stock, with the exact ratio will be determined by iPrint's board based on prevailing market conditions at the time the reverse stock split is effected.

Restrictions on Ability of Wood Affiliates and Certain iPrint Affiliates to Sell iPrint Stock

   Shares of iPrint common stock issued to any person who is an affiliate of Wood will be subject to restrictions on transfer. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Wood and may include Woods officers and directors, as well as Wood's principal shareholders. Affiliates may not sell their shares of iPrint common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act of 1933 covering the resale of those shares, an exemption under paragraph (d) of Rule 145 under the Securities Act, or any other applicable exemption under the Securities Act.

   In addition, in connection with the merger, Messrs. Farros, Wood and Hodson have each entered into a lock up agreement with iPrint not to sell or otherwise dispose of any shares of iPrint common stock for a period of ninety days following the closing of the merger.

               iPRINT SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table should be read in conjunction with iPrint's financial statements and related notes and iPrint's "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this joint proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

   Set forth below is a summary of certain financial information with respect to iPrint as of the dates and for the periods indicated. The statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 have been derived from iPrint's audited financial statements, which are included elsewhere in this joint proxy statement/prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 have been derived from iPrint's audited financial statements which are not included in this joint proxy statement/prospectus. The selected financial data for the six months ended June 30, 2000 and 2001 and as of June 30, 2001 have been derived from iPrint's unaudited interim financial statements which are included in this joint proxy statement/prospectus and include, in the opinion of iPrint's management, all adjustments, consisting of normal recurring adjustments, which iPrint's management considers necessary to present fairly the results of operations and financial position as of and for such interim periods.



                                                                       Year Ended December 31,
                                                             -------------------------------------------  ------  -------  --
                                                              1996    1997    1998      1999      2000      2000      2001
                                                             ------  ------  -------  --------  --------  --------  --------
                                                                                                              (unaudited)
                                                                          (In thousands, except per share data)
Statement of Operations Data:
Revenues.................................................... $   --  $  168  $   566  $  3,256  $ 17,069  $  7,581  $  5,649
Cost of sales...............................................     --      85      331     2,265    12,021     5,531     3,597
                                                             ------  ------  -------  --------  --------  --------  --------
Gross profit................................................     --      83      235       991     5,048     2,050     2,052
Operating expenses:
  Research and development..................................    171     351      901     3,544     6,652     3,477     2,964
  Sales and marketing.......................................     --     181      970     8,132    27,390    15,850     5,724
  General and administrative................................     64     249      710     2,402     7,374     3,899     3,091
  Amortization of deferred compensation.....................     --      --       --       668     1,849     1,149      (417)
  Corporate restructuring costs.............................     --      --       --        --        --        --       394
                                                             ------  ------  -------  --------  --------  --------  --------
   Total operating expenses.................................    235     781    2,581    14,746    43,265    24,375    11,756
                                                             ------  ------  -------  --------  --------  --------  --------
  Loss from operations......................................   (235)   (698)  (2,346)  (13,755)  (38,217)  (22,325)   (9,704)
  Other income (expense), net...............................     --      (1)      75       323     2,242       920       798
                                                             ------  ------  -------  --------  --------  --------  --------
  Net loss.................................................. $ (235) $ (699) $(2,271) $(13,432) $(35,975) $(21,405) $ (8,906)
                                                             ======  ======  =======  ========  ========  ========  ========
Basic and diluted net loss per share........................ $(0.15) $(0.11) $ (0.38) $  (1.78) $  (1.39) $  (0.98) $  (0.30)
                                                             ======  ======  =======  ========  ========  ========  ========
Shares used in computation of basic and diluted net loss per
 share......................................................  1,573   7,001    7,007     7,265    25,970    21,892    30,310
                                                             ======  ======  =======  ========  ========  ========  ========


                                                                 December 31,
                                                  ------------------------------------------  ------  ---
                                                  1996    1997    1998      1999      2000
                                                  -----  ------  -------  --------  --------  -----------
                                                                                              (unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments $   2  $2,322  $   299  $ 15,080  $ 27,171   $ 17,850
Working capital (deficit)........................ $ (75) $2,266  $  (497) $ 13,075  $ 24,562   $ 14,227
Total assets..................................... $  31  $2,396  $   914  $ 18,363  $ 34,088   $ 25,192
Long-term obligations, net of current portion.... $ 167  $   --  $    --  $    119  $     12   $     10
Redeemable convertible preferred stock........... $  --  $3,331  $ 3,723  $ 30,793  $     --   $     --
Accumulated deficit.............................. $(235) $ (262) $(2,925) $(15,887) $(51,862)  $(60,768)
Total stockholders' equity (deficit)............. $(215) $ (992) $(3,655) $(15,701) $ 28,825   $ 19,582

                WOOD SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table should be read in conjunction with Wood's financial statements and related notes and Wood's "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this joint proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

   Set forth below is a summary of certain financial information with respect to Wood as of the dates and for the periods indicated. The statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 have been derived from Wood's audited financial statements, which are included elsewhere in this joint proxy statement/prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 have been derived from Wood's audited financial statements which are not included in this joint proxy statement/prospectus. The selected financial data as of June 30, 2001 and for the six months ended June 30, 2000 and 2001 have been derived from Wood's unaudited interim financial statements which are included in this joint proxy statement/prospectus and include, in the opinion of Wood's management, all adjustments, consisting of normal recurring adjustments, which Wood's management considers necessary to present fairly the results of operations and financial position as of and for such interim periods.

                                                                                                           Six Months
                                                                     Year Ended December 31,             Ended June 30,
                                                           -------------------------------------------  ----------------
                                                            1996     1997     1998     1999     2000     2000     2001
                                                           -------  -------  -------  -------  -------  -------  -------
                                                                                                           (unaudited)
                                                                       (In thousands, except per share data)
Statement of Operations Data:
Revenues.................................................. $43,974  $50,375  $55,804  $59,466  $87,329  $37,742  $27,632
Cost of sales.............................................  30,260   33,397   36,515   38,572   58,075   25,245   18,619
                                                           -------  -------  -------  -------  -------  -------  -------
Gross profit..............................................  13,714   16,978   19,289   20,894   29,254   12,497    9,013
                                                           -------  -------  -------  -------  -------  -------  -------
Operating expenses:
  Sales and marketing.....................................  10,383   10,902   11,838   14,104   18,238    7,734    7,140
  General and administrative..............................   4,699    5,616    6,166    7,056    9,833    3,507    5,152
                                                           -------  -------  -------  -------  -------  -------  -------
   Total operating expenses...............................  15,082   16,518   18,004   21,160   28,071   11,241   12,292
                                                           -------  -------  -------  -------  -------  -------  -------
Income (loss) from operations.............................  (1,368)     460    1,285     (266)   1,183    1,256   (3,279)
Other expense, net........................................    (232)    (351)    (362)    (355)    (563)    (182)    (387)
                                                           -------  -------  -------  -------  -------  -------  -------
Income (loss) before income tax...........................  (1,600)     109      923     (621)     620    1,074   (3,666)
                                                           -------  -------  -------  -------  -------  -------  -------
Income tax (expense) benefit..............................     588       (1)    (492)     225     (331)    (430)   1,655
                                                           -------  -------  -------  -------  -------  -------  -------
Net income (loss)......................................... $(1,012) $   108  $   431  $  (396) $   289  $   644  $(2,011)
                                                           =======  =======  =======  =======  =======  =======  =======
Net income (loss) per share:
  Basic................................................... $ (0.04) $  0.01  $  0.02  $ (0.01) $  0.01  $  0.02  $ (0.07)
                                                           =======  =======  =======  =======  =======  =======  =======
  Diluted................................................. $ (0.04) $  0.01  $  0.01  $ (0.01) $  0.01  $  0.02  $ (0.07)
                                                           =======  =======  =======  =======  =======  =======  =======
Shares used in computation of net income (loss) per share:
  Basic...................................................  26,633   29,015   28,882   28,635   28,657   28,525   28,840
                                                           =======  =======  =======  =======  =======  =======  =======
  Diluted.................................................  26,633   29,015   31,221   28,635   29,313   29,920   28,840
                                                           =======  =======  =======  =======  =======  =======  =======

                                                             December 31,
                                              ------------------------------------------   June 30,
                                               1996     1997     1998    1999     2000       2001
                                              -------  -------  ------- -------  -------  -----------
                                                                                          (unaudited)
Balance Sheet Data:
Cash and cash equivalents.................... $   134  $    --  $    -- $    --  $    --    $    --
Working capital (deficit).................... $  (990) $  (433) $   290 $  (573) $(1,788)   $(4,710)
Total assets................................. $13,506  $14,827  $15,132 $15,279  $23,588    $20,948
Bank line of credit.......................... $ 3,400  $ 3,446  $ 2,873 $ 2,595  $ 5,992    $ 7,666
Long-term obligations, net of current portion $     7  $    38  $    -- $    --  $    --    $    --
Retained earnings (accumulated deficit)...... $    89  $   (55) $   376 $   (20) $  (269)   $(1,742)
Total shareholders' equity (deficit)......... $   551  $ 1,109  $ 1,467 $ 1,022  $ 1,440    $  (550)

     SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The selected unaudited pro forma condensed combined financial data set forth below gives effect to iPrint's proposed acquisition of Wood as if the proposed merger had been completed on January 1, 2001 and 2000 for the statement of operations purposes, and as of June 30, 2001 for balance sheet purposes, and is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this joint proxy statement/prospectus. This pro forma financial information should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes, which are included elsewhere in this joint proxy statement/prospectus, and the separate historical financial statements and related notes of Wood and iPrint which are also included in this joint proxy statement/prospectus.

   The pro forma financial information includes adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase consideration to the acquired assets and liabilities of Wood. The final allocation of the purchase consideration will be determined after the completion of the merger and will be based on appraisals and a comprehensive final evaluation of the fair value of Wood's tangible assets acquired, liabilities assumed, identifiable intangible assets and goodwill at the time of the merger.

   The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of iPrint would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future results of operations or financial position.

                                                   Six Months Ended      Year Ended
                                                     June 30, 2001    December 31, 2000
                                                  ------------------- -----------------
                                                  (In thousands, except per share data)
Pro forma statement of operations data:
Revenue..........................................      $ 33,281           $104,398
Gross Profit.....................................      $ 11,065           $ 34,302
Amortization of intangible assets................      $    183           $    367
Loss from operations.............................      $(12,779)          $(37,449)
Net loss.........................................      $(11,124)          $(36,101)
Net loss per share:
   Basic and diluted.............................      $  (0.20)          $  (0.71)
   Shares used in per share calculation..........        54,933             50,773

                                                  As of June 30, 2001
                                                  -------------------
Pro forma balance sheet data:
Cash, cash equivalents and short-term investments      $ 17,850
Working capital..................................      $  8,717
Total assets.....................................      $ 64,309
Total stockholders' equity.......................      $ 36,401

                          COMPARATIVE PER SHARE DATA

   The following table sets forth certain historical per share data of iPrint and Wood and combined per share data on an unaudited pro forma basis after giving effect to the proposed merger, assuming that 0.86 of a share of iPrint common stock will be issued in exchange for each share of Wood common stock in the merger, but not giving effect to the proposed reverse stock split. This data should be read in conjunction with the selected historical financial information, the unaudited pro forma condensed combined financial information, and the separate historical financial statements of iPrint and Wood and notes thereto (which are included elsewhere in this joint proxy statement/prospectus). The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results or financial condition.

                                                                         Year Ended    Six Months
                                                                        December 31, Ended June 30,
                                                                            2000          2001
                                                                        ------------ --------------
iPrint
Historical net loss per share-basic and diluted(1).....................    $(1.39)       $(0.30)
Historical book value per share(2) (unaudited).........................    $ 0.96        $ 0.65
Pro forma combined net loss per share--basic and diluted(3) (unaudited)    $(0.71)       $(0.20)

                                                                                     As of June 30,
                                                                                          2001
                                                                                     --------------
Pro forma combined book value per share(4) (unaudited).................                  $ 0.66

                                                                         Year Ended    Six Months
                                                                        December 31, Ended June 30,
                                                                            2000          2001
                                                                        ------------ --------------
Wood
Historical net income (loss) per share-basic and diluted(1)............    $ 0.01        $(0.07)
Historical book value per share(2) (unaudited).........................    $ 0.05        $(0.02)
Pro forma combined net loss per share-basic and diluted(5) (unaudited).    $(0.61)       $(0.17)

                                                                                     As of June 30,
                                                                                          2001
                                                                                     --------------
Pro forma combined book value per share(5) (unaudited).................                  $ 0.57

--------
(1) The historical basic and diluted net income (loss) per share is computed by dividing net income (loss) for each respective period by the number of weighted average common shares outstanding during the respective time period.

(2) The historical book value per share is computed by dividing stockholders' equity at the end of each respective period by the number of shares of common stock outstanding at the end of each respective period.

(3) The unaudited pro forma combined basic and diluted net loss per iPrint common share data are based upon the unaudited pro forma combined net loss divided by the unaudited pro forma combined, weighted average number of common and common equivalent shares outstanding of iPrint and Wood of each respective period at an assumed exchange ratio of 0.86 of a share of iPrint common stock for each share of Wood common stock.

(4) The unaudited pro forma combined book value per iPrint share is computed by dividing the unaudited pro forma combined stockholders' equity as of June 30, 2001 by the number of pro forma combined common shares outstanding as of June 30, 2001, at an assumed exchange ratio of 0.86 of a share of iPrint common stock for each share of Wood common stock.

(5) The unaudited equivalent pro forma combined basic and diluted net loss per Wood share amounts and the unaudited equivalent pro forma book value per Wood share amount are calculated by multiplying the respective unaudited pro forma combined iPrint per share amounts by an assumed exchange ratio of
    0.86 of a share of iPrint common stock for each share of Wood common stock.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

   iPrint common stock has been trading on The Nasdaq National Market under the symbol "IPRT" since March 8, 2000. Wood capital stock is not traded in any established market. Because the market price of iPrint common stock that you will receive in the merger may increase or decrease before the merger, you are urged to obtain current market quotations. This table sets forth, for the calendar quarters indicated, the range of high and low per share closing sales prices for iPrint common stock as reported by Nasdaq. No equivalent market price data is available for Wood. Wood is a privately-held company and there is no established trading market for shares of Wood securities.


        2001                                               High   Low
        ----                                              ------ ------
        First Quarter.................................... $ 1.38 $ 0.30
        Second Quarter................................... $ 0.75 $ 0.31
        Third Quarter (through September 24, 2001)....... $ 0.64 $ 0.17

        2000                                               High   Low
        ----                                              ------ ------
        March 8, 2000 to March 31, 2000.................. $24.00 $15.69
        Second Quarter................................... $16.00 $ 3.13
        Third Quarter.................................... $ 7.92 $ 3.06
        Fourth Quarter................................... $ 3.25 $ 0.69



   On August 27, 2001, there were approximately 511 holders of record of iPrint common stock.



   On September 24, 2001, the latest practicable date before the mailing of this joint proxy statement/prospectus, the last sale price of iPrint common stock as reported on The Nasdaq National Market was $0.20 per share. On June 22, 2001, the last business day prior to public announcement of the merger, the closing sale price of iPrint common stock as reported on The Nasdaq National Market was $0.55 per share.



   The common stock of iPrint is currently quoted on The Nasdaq National Market under the symbol "IPRT." On June 8, the Nasdaq Stock Market, Inc. notified iPrint that it would delist its common stock from The Nasdaq National Market for failure to maintain at least a $1.00 per share bid price. Delisting of iPrint's stock was suspended pending a hearing and review by a Nasdaq Listing Qualification Panel. On July 26, 2001, iPrint appeared at a hearing brought before the Listing Qualifications Panel. On August 24, 2001, the Nasdaq Listing Qualification Panel issued a determination in which it stated that iPrint's common stock will continue to be listed on The Nasdaq National Market subject to all of the following: iPrint must file a proxy statement with the SEC and Nasdaq on or before September 7, 2001, evidencing iPrint's intent to seek shareholder approval for a reverse stock split; on or before October 31, 2001, iPrint must evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days; and iPrint must demonstrate compliance with all other requirements for continued listing. The Panel also found that the merger between iPrint and Wood would not result in a "reverse merger." However, for a period of forty-five days following its determination, the Panel's findings are subject to review by the Nasdaq Listing and Hearing Review Council. If the Listing and Hearing Review Council were to overturn the Panel's determination and determine that the merger between iPrint and Wood would result in a "reverse merger," the combined company would be required to meet Nasdaq's more stringent initial listing criteria, and if unable to do so, its shares would be delisted. iPrint and Wood intend to complete the merger regardless of the listing status of iPrint's common stock, and therefore, it is possible that the shares of iPrint common stock that Wood shareholders receive in the merger and that iPrint stockholders own will not be listed on Nasdaq. If iPrint's shares are delisted for any reason before or after the merger, the market price and market liquidity of its common stock could be materially adversely affected.

   Neither iPrint nor Wood has paid cash dividends on its capital stock during the period indicated in the stock price table set forth above. The holders of iPrint common stock and the holders of Wood capital stock are each entitled to receive dividends when and if declared by the respective board of directors out of funds legally available therefore. iPrint and Wood currently intend to retain any future earnings of the combined company, to fund the development and growth of the business, and therefore do not anticipate paying any cash dividends in the foreseeable future.

                                 RISK FACTORS

   You should carefully consider the risks described below regarding the merger and iPrint's business as combined with Wood following the completion of the merger, together with all of the other information included in this joint proxy statement/prospectus, before making a decision about voting on the proposals submitted for your consideration.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the information in this joint proxy statement/prospectus, including the risk factors in this section, contains forward-looking statements that involve risks and uncertainties. These statements relate to, among other things, consummation of the merger, the future business, financial condition and results of operations of the combined company, and benefits of the pending merger. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms and other comparable terminology. These statements are only predictions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks factors described below and elsewhere in this joint proxy statement/prospectus. iPrint is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Before making a decision regarding the merger and, in the case of iPrint stockholders, the reverse split, you should be aware that the occurrence of the events described in these risk factors could harm the business, results of operations, and financial condition of iPrint or the combined company.

RISKS RELATED TO THE MERGER

The ratio for the exchange of Wood shares for iPrint shares is fixed and will not be adjusted for changes in the market price of iPrint shares, which could result in a substantial decrease in the value of the consideration to be received by holders of Wood common stock.

   In the merger, holders of Wood common stock will receive 0.86 of a share of iPrint common stock in exchange for each share of Wood common stock they own, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement. The market price for iPrint common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond iPrint's control:

    . actual or anticipated variations in iPrint's quarterly results of operations;

    . announcements of technological innovations, increased cost of operations or new products or services by iPrint, Wood or their competitors;

    .  changes in financial estimates by securities analysts;

    .  conditions or trends in the Internet and/or online commerce industries;

    . changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

    . volatility in the stock markets, particularly with respect to Internet and technology stocks, and decreases in the availability of capital for Internet-related businesses;

    . announcements by iPrint, Wood or their competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    .  additions or departures of key personnel;

    . transfer restrictions on iPrint's outstanding shares of common stock or sales of additional shares of common stock;

    .  pending and potential litigation; and

    .  changes in iPrint's Nasdaq listing status.

   iPrint cannot predict or assure Wood shareholders or iPrint stockholders as to the market price of iPrint common stock before or after the closing of the merger. If the market price of iPrint common stock declines prior to or after the closing of the merger, the value of the iPrint common stock to be received by holders of Wood common stock in the merger will be reduced.

The market price for iPrint common stock may be adversely affected as a result of the merger.

   The market price of iPrint's common stock may decline as a result of the merger if, for example:

    .  the integration of iPrint and Wood is unsuccessful; or

    . the combined company does not achieve the financial results or anticipated benefits of the merger as rapidly or to the extent expected by financial or industry analysts.

The merger will result in substantial dilution of the ownership interest of current iPrint stockholders.

   Upon completion of the merger, each share of Wood common stock will be exchanged for approximately 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement, resulting in the issuance of an aggregate of approximately 32,127,377 shares of iPrint common stock to Wood shareholders, with such aggregate amount of shares to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to the reverse split of iPrint common stock contemplated by iPrint. As a result, the current stockholders of iPrint will own approximately 51% of the outstanding common stock of the combined company, giving effect to outstanding common stock, warrants and vested options. This represents substantial dilution of the ownership interests of the current iPrint stockholders.

Purchase business combination accounting may adversely affect iPrint's operating results.

   The merger will be accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. iPrint will record the following as the cost of acquiring Wood:

    . the market value of iPrint common stock issued in connection with the merger;

    . the fair value of the options to purchase Wood common stock that will be converted into options to purchase iPrint common stock in connection with the merger; and

    .  the amount of direct transaction costs incurred by iPrint.

   iPrint will allocate the cost of the items described above to the individual assets acquired and liabilities assumed, including deferred compensation and identifiable intangible assets, based on their respective fair values. Identifiable intangible assets with finite lives will be amortized over those lives. Intangible assets, including goodwill, with indefinite lives will not be amortized. The amount of purchase costs allocated to goodwill and identifiable intangibles are estimated to be approximately $19,119,000 and $400,000, respectively, computed using the estimated purchase price of $19,148,000 which is based on the average closing market price of iPrint stock during the three trading days preceding and following the merger announcement on June 23, 2001, or $0.55 per share. Identified intangible assets will be amortized over estimated lives between twelve months and eighteen months. Deferred compensation will be amortized over the remaining vesting period of Wood's outstanding stock options of up to four years. The amount of purchase cost allocated to deferred compensation is estimated at $179,000. These amounts are only estimates and actual amounts may vary.

   Pursuant to Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment based on a fair value test. An impairment of goodwill based on a fair value test may have a material adverse effect on iPrint's earnings and the market value of iPrint common stock following the completion of the merger.

The financial results of iPrint could suffer as a result of the costs of the merger and liabilities assumed by iPrint in the merger.

   iPrint expects to incur $2,150,000 in costs associated with the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to iPrint's stockholders resulting from the issuance of shares in connection with the merger, iPrint's financial results, including earnings per share, could be adversely affected.

Changes to the combined company's management and governance structure following the merger may harm its business, financial condition and results of operations.

   Following the merger, Royal P. Farros will retain his position as chairman of the board of directors, while Monte D. Wood will become iPrint's president and chief executive officer. In these roles, Messrs. Farros and Wood will share the leadership of the combined company. Messrs. Farros and Wood have not worked together in shared leadership roles in the past, and there can be no assurance that their collaboration will be successful. Further, several of iPrint's current executive officers, none of whom have previously worked with Mr. Wood, will retain their positions with the combined company following the merger. There can be no assurance that Mr. Wood and the executive officers of the combined company will be able to collaborate successfully. If Mr. Farros and Mr. Wood or Mr. Wood and the executive officers of the combined company are unable to collaborate successfully, the business, financial condition and results of operations could suffer.

   Further, Mr. Wood does not have any experience as the president and chief executive officer of a publicly-held company, nor does he have any commercial printing experience or experience managing an Internet-based printing company. If he is unable to make a successful transition to his new role, the business, financial condition and results of operations of the combined company could suffer.

   iPrint's board of directors will be reconstituted following the merger to consist of Mr. Farros, Mr. Wood, Peter J. Dalton, Edward C. Driscoll, Jr., James P. McCormick, J.A. Heidi Roizen and a seventh director to be determined after the closing date by iPrint's then existing board of directors in accordance with the amendment to iPrint's certificate of incorporation. As a group, some of the members of which have not previously served as directors of a public company, the newly constituted board of directors will not have had little, if any, experience collaborating with one another prior to the merger, and there can be no assurance that their collaboration will be successful. If the newly constituted board of directors is unable to collaborate successfully following the merger, the business, financial condition and results of operations could suffer.

The rights of holders of Wood common stock will change as a result of the merger.

   Following the merger, holders of Wood common stock will become holders of iPrint common stock. There are differences between the rights of iPrint stockholders under iPrint's restated certificate of incorporation and bylaws and the rights of Wood shareholders under Wood's articles of incorporation and bylaws. As a result of these differences, the holders of Wood common stock may have less control over corporate actions proposed to be taken by the combined company than those holders had over corporate actions proposed to be taken by Wood. This may in turn adversely affect the value of the shares owned by the current Wood shareholders after the Merger. The following is a description of some of the differences between the rights of iPrint stockholders and Wood shareholders:

    . iPrint's restated certificate of incorporation provides for a classified board of directors where only a portion of all of the members of the board of directors are elected at each annual meeting of stockholders;

    . iPrint's restated certificate of incorporation and bylaws provide that a director can only be removed for cause and by the vote of 66 2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote;

    . upon completion of the merger, iPrint's certificate of incorporation will provide that, in addition to a vote by the stockholders, the affirmative vote of at least 66 2/3% of the authorized directors will be required, for a period of one year from the completion of the merger, to change the size and composition of the board of directors;

    . iPrint's restated certificate of incorporation does not permit holders of iPrint common stock to cumulate their votes when electing members of the board of directors;

    . iPrint's restated certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote is required to amend or repeal certain provisions of the restated certificate of incorporation;

    . iPrint's restated certificate of incorporation prohibits stockholder action without a duly called annual or special meeting of the stockholders; and

    . iPrint's restated certificate of incorporation does not grant stockholders the ability to call special meetings of the stockholders and the bylaws place notice requirements on the ability of stockholders to nominate directors for election and to raise business before an annual meeting.

   See "Comparison of Rights of Holders of iPrint Common Stock and Wood Capital Stock."

iPrint's president, chief executive officer and chairman, and its chief technology officer have conflicts of interest that may have influenced them to support or approve the merger.

   Royal P. Farros, iPrint's president, chief executive officer and chairman of the board, and David L. Hodson, iPrint's chief technology officer, have interests in the merger that are different from, or are in addition to, the interests of iPrint stockholders. In connection with the merger, Messrs. Farros and Hodson have entered into employment agreements with iPrint. The agreements will become effective upon the consummation of the merger. Pursuant to his agreement, Mr. Farros' salary will increase from $200,000 to an annual salary of $250,000, he will remain eligible for his current annual bonus of 30% of his annual salary, and will remain chairman of the board of directors. Under his agreement, Mr. Hodson will continue to receive an annual salary of $200,000 and will remain eligible for his current annual bonus of 25% of his annual salary. Messrs. Farros and Hodson each will receive standard benefits, and Mr. Farros will also receive a long-term disability policy. Mr. Farros and Mr. Hodson will be granted options to purchase 350,000 and 200,000 shares of iPrint common stock, respectively. In addition to the benefits he will receive pursuant to his employment agreement, Mr. Hodson will be awarded a four-week paid vacation upon the consummation of the merger. For the foregoing reasons, Messrs. Farros and Hodson could be more likely to vote to approve the terms of the merger than if they did not have these interests. iPrint stockholders should consider whether these interests might have influenced these individuals to support or recommend the merger. See "Interest of Certain iPrint Persons in the Merger."

Officers and directors of Wood have conflicts of interest that may have influenced them to support or approve the merger.

   Wood's officers and directors have interests in the merger that are different from, or are in addition to, the interests of Wood shareholders. The merger agreement provides that for six years after the effective time of the merger, iPrint and the surviving corporation will indemnify each person who is or was a director or officer of Wood or any of its subsidiaries at or at any time prior to the effective time of the merger against any losses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or prior to the effective time of the merger to the full extent permitted under applicable California law and provided under the terms of the charter documents of Wood.

   In connection with the merger, Monte D. Wood has entered into employment agreements with iPrint. The agreement will become effective upon the consummation of the merger. Under his agreement, Mr. Wood will receive an annual salary of $250,000, will be eligible for an annual bonus of 30% of his annual salary, and will become the president and chief executive officer of the combined company. Mr. Wood will also receive standard benefits, a long-term disability policy, and will be granted options to purchase 350,000 shares of iPrint common stock.

   For the foregoing reasons, some of the officers and directors of Wood could be more likely to vote to approve the terms of the merger than if they did not have these interests. Wood shareholders should consider whether these interests might have influenced these officers and directors to support or recommend the merger. See "The Merger--Interest of Certain Wood Persons in the Merger."

If the conditions to the merger are not met, the merger may not occur.

   Even if the iPrint and Wood proposals are approved, there are several conditions that must be either satisfied or waived in order to complete the merger. Neither iPrint nor Wood can assure you that each of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or will be delayed, and iPrint and Wood each may lose some or all of the intended benefits of the merger. For example, if either party's representations and warranties are not accurate or complete at the closing of the merger so as to have a material adverse effect on such party, or if either party suffers a material adverse effect in its condition prior to closing, the other party may choose not to go forward with the merger. If the merger is not completed, Wood may require substantial additional capital resources to continue its business, which resources may not be available on favorable terms, or at all. See "The Merger--Conditions to the Merger."

Failure to complete the merger could cause iPrint's stock price to decline and could harm iPrint's and Wood's businesses and results of operations.

   The merger agreement contains conditions which iPrint and/or Wood must meet in order to consummate the merger. In addition, the merger agreement may be terminated by either iPrint or Wood upon the occurrence of events described in the merger agreement. If the merger is not completed for any reason, iPrint and Wood may be subject to a number of risks, including the following:

    . the current market price of iPrint common stock may reflect a market assumption that the merger will be completed, and a failure to complete the merger could result in a decline in market price;

    . many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid regardless of whether the merger is completed;

    . there may be substantial disruption to the businesses of iPrint and Wood and distraction of their workforce and management teams from day-to-day business operations;

    . if Wood's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a merger partner at all or a partner willing to pay an equivalent or more attractive price than the consideration Wood shareholders will receive in the merger;

    . if iPrint's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to engage in such a transaction;


    . loans made by iPrint to Wood could remain unpaid, and principal and interest owing at the time payment is due may exceed Wood's available cash, and therefore the repayment of such loans could be at risk;



    . subject to subordination to Wood's primary lender, if Wood is unable to repay iPrint under the loans made by iPrint to Wood, iPrint may need to enforce its security interest rights under such loans and foreclose on the Wood assets securing the loans; and



    . a default by Wood under the iPrint loans might give Wood's primary lender the right to accelerate Wood's obligations under its line of credit. Wood's primary lender has a security interest in substantially all of Wood's assets which it might become entitled to enforce in the event of default if Wood and the lender were unable to reach an acceptable accommodation.




iPrint's securities may be delisted from Nasdaq due to a deficient minimum bid price, in which case the market price and market liquidity of iPrint's shares could be adversely affected.


   On June 8, 2001, the Nasdaq Stock Market, Inc. notified iPrint that it would delist its common stock from The Nasdaq National Market for failure to maintain at least a $1.00 per share bid price. Delisting of iPrint's stock was suspended pending a hearing and review by a Nasdaq Listing Qualifications Panel. On July 26, 2001, iPrint appeared at a hearing brought before a Nasdaq Listing Qualifications Panel. On August 24, 2001, the Nasdaq Listing Qualification Panel issued a determination in which it stated iPrint's common stock will continue to be listed on The Nasdaq National Market subject to all of the following: that iPrint must file a proxy statement with the SEC and Nasdaq evidencing iPrint's intent to seek stockholder approval for a reverse stock split; on or before October 31, 2001, iPrint must evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days; and iPrint must also demonstrate compliance with all other requirements for continued listing. iPrint and Wood intend to complete the merger regardless of the listing status of iPrint's common stock, and therefore, it is possible that the shares of iPrint common stock that Wood shareholders receive in the merger will not be listed on Nasdaq. If iPrint's shares are delisted for any reason before or after the merger, the market price and market liquidity of its common stock could be materially adversely affected.


iPrint's common stock may be delisted from Nasdaq if the Nasdaq Listing and Hearing Review Council overturns the Nasdaq Listing Qualifications Panel's determination that the merger is not a "reverse merger," in which case the market price and market liquidity of iPrint's shares could be adversely affected.

   When a company whose shares are listed on Nasdaq engages in a merger or similar transaction with a company whose shares are not listed on Nasdaq, and Nasdaq determines that the transaction is a "reverse merger," the Nasdaq-listed company must meet Nasdaq's initial listing criteria in order for its shares to remain listed. In making its determination, Nasdaq looks to such factors as changes in the management, board of directors, voting power, ownership, and financial structure of the company whose shares are listed on Nasdaq. Nasdaq will also consider the nature of the businesses and the relative size of the two companies. On August 24, 2001, the Nasdaq Listing Qualification Panel issued a determination in which it found, among other things, that the merger between iPrint and Wood would not result in a "reverse merger." For a period of forty-five days following its determination, the Panel's findings are subject to review by the Nasdaq Listing and Hearing Review Council. If the Listing and Hearing Review Council were to overturn the Panel's determination and determine that the merger between iPrint and Wood would result in a "reverse merger," the combined company would be required to meet Nasdaq's more stringent initial listing criteria, and if unable to do so, its shares would be delisted. If the combined company's shares are delisted as a result of a "reverse merger" determination from Nasdaq, the market price and market liquidity of its common stock could be materially adversely affected.

In the event that iPrint's common stock is delisted from Nasdaq and trades below $1.00, it may be subject to the requirements of the rules relating to "Penny Stocks."

   Non-Nasdaq equity securities trading under $1.00 per share which fail to meet minimum net tangible asset or average revenue criteria are subject to the requirements of the rules relating to "Penny Stocks" under Section 15(g) of the Securities Exchange Act of 1934, as amended, which impose additional disclosure requirements upon broker-dealers in connection with any trades involving such stock. Such securities may also become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes sales practice requirements upon broker-dealers involving the suitability of customers to buy the stock. The additional burdens imposed upon broker-dealers could discourage them from effecting transactions in iPrint's common stock and/or affect their ability to effect such transactions. This event could materially adversely affect the market price and market liquidity of the combined company's common stock.

Wood shareholders and iPrint have indemnification obligations to each other, which may have a negative financial impact on them.

  Wood Shareholders' Escrow and Indemnification Obligations

   The merger agreement provides that 18% of the shares of iPrint common stock to be issued in exchange for all issued and outstanding shares of Wood immediately prior to the effective time of the merger will initially be held in an escrow account. These shares will be held by an escrow agent so that they can be available to indemnify iPrint against losses arising out of any inaccuracies or breaches of Wood's representations, warranties, covenants and agreements contained in the merger agreement and other transaction documents. As a result, the Wood shareholders may not receive the full number of shares of iPrint common stock for which their shares of Wood common stock are exchangeable in the merger.

  iPrint's Indemnification Obligations

   The merger agreement also provides that iPrint will indemnify the Wood shareholders against losses arising out of any inaccuracies or breaches of iPrint's representations, warranties, covenants and agreements contained in the merger agreement and the other transaction documents up to a value of 15% of the merger consideration to be issued in exchange for all issued and outstanding shares of Wood immediately prior to the effective time of the merger. As a result, any payments that iPrint makes in connection with such indemnification obligation will result in a corresponding decrease in the combined company's cash position and the earnings per share of the combined company.

   See "The Merger Agreement--Escrow and Indemnification."


TAX RISKS RELATED TO THE MERGER


Wood shareholders would recognize a gain or loss if the IRS were to successfully challenge the tax-free reorganization status of the merger.

   iPrint and Wood will not seek a ruling from the Internal Revenue Service that the merger will be tax-free to Wood shareholders. If the IRS were to successfully challenge the tax-free reorganization status of the merger, Wood shareholders would recognize gain or loss with respect to merger.

Wood shareholders may incur a tax liability in the event that shares are returned to iPrint from the escrow.

   Wood shareholders may incur a tax liability if shares are returned to iPrint from the escrow, without receiving any distribution to pay such tax liability. Specifically, if any of the shares of iPrint common stock held in escrow are returned to iPrint in payment of indemnity obligations, Wood shareholders may recognize gain or loss equal to the difference between the future value of the shares returned, determined at that time, and the adjusted tax basis in the returned shares. Wood shareholders' adjusted tax basis in their remaining iPrint shares would be increased by an amount equal to the value of the returned iPrint shares. A more complete discussion of the federal income tax consequences of the merger appears in this joint proxy statement/prospectus under the heading "The Merger--Material Federal Income Tax Consequences of the Merger."

RISKS RELATED TO THE COMBINED COMPANY FOLLOWING THE MERGER

   In addition to the risk factors related to the merger set forth above, following the merger, the combined company will be subject to each of the risks discussed below. Any of the following risks that relate specifically to either iPrint or Wood will be equally applicable to the combined company upon completion of the merger.

Failure of the companies to successfully integrate and to achieve the anticipated benefits of the merger could harm the business and results of operations of the combined company.

   iPrint and Wood anticipate that the merger will result in benefits for the combined company. Achieving these benefits will depend on a number of factors, some of which include:

    . assimilating iPrint's online printing and e-procurement services with Wood's traditional custom imprinting services, which are comprised of printing, embossing, and decorating services, and its promotional products and services;

    . integrating the operations, information systems and personnel of the two companies;

    . retention of key management, marketing, sales and technical personnel after the merger;

    .  retention of key customers and vendors after the merger;

    . the ability of the combined company to maintain and increase its customer base and the sales of both iPrint's and Wood's products and services;

    . the ability of the combined company to keep up with industry trends and technological advances and to adjust to changing market conditions;

    . developing new products and services that effectively use the assets of both companies; and

    . competitive conditions in the online printing and custom imprinting and promotional market.

The execution of these post-merger tasks will involve considerable risk and may not be successful. Neither iPrint nor Wood can assure you that the anticipated benefits will be achieved. The failure to achieve anticipated benefits could harm the business, financial condition and results of operations of the combined company.

The combined company's quarterly results may be difficult to predict and are likely to fluctuate, which may have an impact on its stock price.

   iPrint's and Wood's quarterly revenues, expenses and results of operations have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. iPrint has historically competed in supplying and distributing technology and products to the general commercial printing sector, which is typically characterized by individual orders from customers for specific printing projects rather than long-term contracts. Continued engagement for successive jobs depends on the customers' satisfaction with the services provided. As a result, iPrint cannot predict the number, size and profitability of printing jobs in a given period. Some of Wood's customers tend to use a greater portion of their advertising and promotional budgets in the latter half of the year, which historically has resulted and may continue to result in a disproportionately large share of net sales being recognized in the third and fourth quarters. General and administrative expenses are incurred evenly throughout the year, which historically has resulted and may continue to result in a disproportionate share of the combined company's net income being reported in the third and fourth quarters. Therefore, the operating results for one quarter may not be a reliable indicator of the results to be expected in any future quarter. Further, the combined company's results of operations may fall below market analysts' expectations in some future quarters, which could lead to a significant decline in the market price of its common stock. In addition to the risk factors described elsewhere, quarterly fluctuations may also result from:

    . the combined company's ability to obtain new customers, retain and increase sales to existing customers, and cross-sell products and services offered by iPrint and Wood to each other's customers;

    . the combined company's ability to successfully manage the process of qualifying its technology, products and services with its customers;

    . changes in operating expenses and capital expenditure requirements unrelated to the merger, in particular as a result of further restructuring actions to reduce facility and workforce expenses, and purchases and implementation of computer and communications equipment to support enhanced business infrastructure requirements, technology and infrastructure expansion and increased website traffic;

    . the decline in price of, or demand for, the products and printing services offered;

    .  changes in the mix of products and printing services sold;

    . the timing of customer orders, in particular orders for specialized print services;

    .  increased competition;

    .  changes in personnel, management or vendors; and

    .  general or industry-specific economic conditions.

Based on the factors described above, the quarterly revenues, expenses and results of operations of the combined company will be difficult to predict.

iPrint has never been profitable, had an accumulated deficit of $60.8 million as of June 30, 2001 and, as a result, the combined company may never achieve profitability.

   If iPrint fails to significantly increase its revenues, the combined company's business and results of operations may be seriously harmed. iPrint incurred net losses of $699,000 in 1997, $2.3 million in 1998, $13.4 million in 1999, $36.0 million in 2000 and $8.9 million in the six months ended June 30, 2001. As of June 30, 2001, iPrint had an accumulated deficit of $60.8 million. To become profitable, the combined company must significantly increase its revenues by obtaining new customers and generating additional revenues from existing customers, control its costs and improve its gross margins. Although iPrint's gross margins have increased in recent quarters, the combined company may not be able to sustain these growth rates. Further, iPrint's revenues have recently decreased and could continue to decline in the foreseeable future. Additionally, the combined company may not be able to successfully carry out iPrint's recent corporate e-procurement initiatives, which could harm the combined company's business. For the six months ended June 30, 2001, shipping and handling fees and barter transactions have accounted for 14.4% of iPrint's revenues. The combined company may not have any revenue growth, its revenues could decline, and it is expected to incur losses for the foreseeable future.

Wood has not been consistently profitable, had an accumulated deficit of $1.7 million as of June 30, 2001 and, as a result, the combined company may never achieve profitability.

   Wood's failure to significantly increase its net income on a consistent basis may seriously harm the combined company's business and results of operations. Wood had a net income of $431,000 in 1998, a net loss of $396,000 in 1999, a net income of $289,000 in 2000, and a net loss of $2.0 million in the six months ended June 30, 2001. As of June 30, 2001, Wood had an accumulated deficit of $1.7 million. Revenues have recently decreased and could continue to decline in the foreseeable future. To become consistently profitable, the combined company must cut operating costs and/or increase revenues by obtaining new customers and generating additional revenues from Wood's current customers. Failure to become consistently profitable could seriously harm the combined company's business, results of operations and financial condition.

The market price of iPrint's common stock has been and may continue to be volatile, which could result in substantial losses for individual security holders.

   The market price for iPrint's common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations in response to factors including the following, some of which will be beyond the combined company's control:

    . actual or anticipated variations in the combined company's quarterly results of operations;

    . announcements of technological innovations, increased cost of operations or new products or services by the combined company or its competitors;

    .  changes in financial estimates by securities analysts;

    .  conditions or trends in the Internet and/or online commerce industries;

    . changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

    . volatility in the stock markets, particularly with respect to Internet stocks, and decreases in the availability of capital for Internet-related businesses;

    . announcements by the combined company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    .  additions or departures of key personnel;

    . transfer restrictions on the combined company's outstanding shares of common stock or sales of additional shares of common stock;

    .  pending and potential litigation; and

    .  changes in iPrint's Nasdaq listing status.


   From March 8, 2000, the first day of public trading of iPrint's common stock, through July 31, 2001, the closing sales prices for its common stock fluctuated between $24.00 and $0.28. On September 24, 2001, the closing price of iPrint's common stock was $0.20. In the past, following periods of volatility in the market price of their securities, many companies have been the subject of securities class action litigation. If, in addition to the pending litigation discussed elsewhere in this joint proxy statement/prospectus in which iPrint is currently involved, the combined company is involved in any additional securities class action suits, it could result in further, significant costs and diversion of the combined company's management's attention and resources, and would cause the prices of its securities to fall.


The market for online-based corporate e-printing services for enterprise purchasing systems is at an early stage, and the combined company's business will suffer if this market does not develop as iPrint expects.

   The rapid adoption of online e-printing services for corporations is crucial to the combined company's future success. The market for these services is still at an early stage of development, which makes it difficult to predict its potential size or future growth rate. If this market does not develop, or develops more slowly than anticipated, the combined company's business, financial condition, and results of operations could be seriously harmed and may not succeed.

   In January 2001, iPrint introduced its e-printing technology and infrastructure, which are the systems and processes that allow iPrint to connect its information systems with its enterprise customers and manufacturing vendors. e-Printing enables employees of iPrint's customers to directly place print orders via the customers' Intranets and enterprise purchasing systems. Many of iPrint's customers are addressing issues such as technology, technology integration, security, billing, delivery and customer service for the first time in a self-service, online-based print creation and ordering environment. In many cases, organizations must change established business practices to use iPrint's services. Following the merger, the combined company must undertake the time-consuming and expensive process of educating these customers and their employees on the use and benefits of self-service, online-based ordering environments. If significant numbers of enterprise customers are not willing to change the method by which they use imprinting services, the combined company's business, financial condition and results of operations will suffer.

   iPrint encounters additional risks and difficulties in implementing its technology and infrastructure. The combined company will face these same risks and difficulties, which include:

    .  obtaining a substantial number of new corporate and business customers;

    .  converting a large portion of its customers into repeat business;

    .  successfully developing corporate e-procurement business;

    . expanding the number of certified commercial print vendors and improving its technological and logistical connections to these vendors; and

    . successfully scaling the size and cost of its operations to be commensurate with its revenue.

The printing industry and newly emerging e-printing businesses are highly competitive and intense competition could negatively impact the combined company's business.

   The printing industry and e-printing markets are highly competitive. iPrint competes primarily with Taylor Corporation, Discount Labels, Corporate Express, ImageX.com, and Lason, as well as thousands of traditional print distributors. These and other competitors may be able to establish or expand printing solutions more quickly, adapt to new technologies and customer requirements faster, and take advantage of acquisition and other opportunities more readily than iPrint or the combined company. iPrint's competitors may also establish strategic relationships among themselves to compete more effectively against the combined company.

   iPrint's competitors vary in size, in scope, and in the breadth of the products and services they offer. Competition in the short-run printing market is intense and iPrint expects this competition to dramatically increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm the combined company's business, financial condition and results of operations. If the combined company cannot compete successfully against iPrint's current and future competitors, its business will fail.

The promotional merchandise industry is highly fragmented and competitive, and intense competition could negatively impact the combined company's business.

   The promotional merchandise industry is highly fragmented and intensely competitive. Wood competes primarily with HA-LO Industries, Simon WorldWide, Inc., Corporate Express, American Identity, and Geiger, Inc., as well as thousands of traditional distributors. Many of these distributors have long-term established relationships with their customers. In addition, Wood also competes with business supply mail-order catalogs, many of which benefit from offering a wider range of non-printed products than Wood. Wood also faces direct competition from a variety of other organizations, including existing office supply chains and direct-to-corporate organizations. Some of Wood's competitors are manufacturers as well as distributors and may enjoy an advantage over the combined company with respect to the cost of the goods they manufacture. Existing competitors, and companies that may enter the market, may have substantially greater financial and other resources than the combined company. Wood also competes for advertising dollars with other media, such as television, radio, newspapers, magazines and billboards. There can be no assurance that the combined company will be able to compete successfully against current and future promotional marketing industry competitors or that competitive pressures it faces will not materially adversely affect the combined company's business, results of operations and financial condition.

The recent bankruptcy filing by one of Wood's primary competitors could have a material adverse affect on the combined company's business, financial condition and results of operations.

   One of Wood's primary competitors, HA-LO Industries, Inc., recently announced that it has filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The filing, made in the United States Bankruptcy Court in Wilmington, Delaware, seeks protection for HA-LO's U.S. promotional products business, including its Lee Wayne subsidiary. HA-LO may reduce its purchases from, and delay its payments to, its vendors, which may in turn cause its vendors to become insolvent. Wood uses many of the same vendors as HA-LO, and as a result, the combined company may be delayed in fulfilling its customers' orders and may lose customers, both of which could seriously harm its business. Also, HA-LO's bankruptcy could cause uncertainty throughout the promotional merchandise industry, which could seriously harm the combined company's business or adversely affect the trading price of shares of the combined company.

iPrint's complex technology and infrastructure, technologies, processes and products may contain undetected errors or defects that could result in limited capacity, reduced demand, or costly litigation against the combined company.

   iPrint's technology, infrastructure, processes and products are complex and may contain undetected errors or failures when they are first introduced. These errors or failures may cause iPrint's websites to fail and result in loss of, or delay in, market acceptance of its products and services. iPrint has in the past experienced delays in website releases, lost revenues, and customer dissatisfaction during the period required to correct these errors. The combined company may in the future discover errors, including scalability limitations, in current or future releases. In addition, a delay in the commercial release of any future version of its technology, infrastructure, processes and products could seriously harm the combined company's business, which may include costly litigation against the company.

If the combined company is unable to develop, market and sell new products that address additional market opportunities and develop new technology that meets emerging industry standards, its results of operations may suffer.

   Although iPrint's current products and technology solutions are designed to streamline the printing and print procurement process, and have garnered new business opportunities, demand may shift to other market segments in the future. Accordingly, the combined company may need to develop, market and sell new products and technology solutions that address additional printing market segments to remain competitive in the printing and promotional merchandise industries. Neither iPrint nor Wood can assure that the combined company will successfully create new imprinting products, address new market segments, and develop a significantly deeper customer base. Any failure of the combined company to address additional market opportunities could harm its business, financial condition, and results of operations.

   If the combined company's efforts to gain entry and to develop its enterprise e-printing services are not successful, the combined company's business could fail. The combined company's success will depend primarily upon its ability to acquire enterprise e-printing customers through direct sales. Consequently, the combined company must attract and maintain sales personnel with sufficient experience and capabilities to generate this business.

   Furthermore, the combined company must successfully enhance and scale iPrint's current technology and infrastructure or its business could fail. If the combined company fails to achieve such enhancements on a timely and cost-effective basis, or if these enhancements do not achieve widespread market acceptance, the combined company's business will suffer. Similarly, if the combined company does not make timely and cost-effective improvements to its other technologies and processes, it will not be able to grow significantly. Additionally, the life cycles of iPrint's technological enhancements and the rate at which its technology and processes must scale are difficult to predict because the company operates in a new and emerging market that is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products and services, from both the traditional printing industry and the Internet and software commerce sector that employ new technologies and standards, could render iPrint's existing products or services obsolete and unmarketable.

   To be successful, the combined company must offer products and services that keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of its customers and achieve broad market acceptance. In its efforts to develop these types of products and services, the combined company may:

    . be unable to cost-effectively or in a timely manner develop, market or sell these products;

    . encounter products, capabilities or technologies developed by other companies or entities that render the combined company's products and services obsolete or noncompetitive, or that shorten the life cycles of iPrint's or Wood's existing products and services; or

    . experience difficulties that could delay or prevent the successful development, introduction and adoption of these new products and services.

If the combined company is unable to protect its intellectual property, its business will suffer.

   The combined company's success will depend upon its proprietary technology. iPrint currently has seven pending patent applications. iPrint currently claims a number of trademarks, fourteen of which are pending or registered in the U.S. Patent and Trademark Office. In addition, the iPrint trademark is pending or registered in several foreign jurisdictions. Wood relies upon common law to protect its trademarks. Neither iPrint nor Wood can predict whether the combined company will receive patents for its pending or future patent applications. In addition, the laws of some of the foreign countries in which the combined company will sell and manufacture its products may not protect the combined company's products and intellectual property rights to the same extent as the laws of the United States.

   If the protection of the combined company's intellectual property is inadequate, its competitors may gain access to its technology, and the combined company may lose customers. To protect its proprietary technology, iPrint relies primarily on a combination of confidentiality procedures, contractual provisions, trade secrets, and patent, copyright and trademark laws. In addition, iPrint seeks to avoid disclosure of its trade secrets through a number of means, and to protect its proprietary technology, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. iPrint's proprietary rights with respect to its technology and infrastructure may not prove viable or of value in the future since the validity, enforceability and type of protection of proprietary rights in online-related industries are uncertain and still evolving.

   Despite the combined company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that iPrint regards as proprietary. Policing unauthorized use of the combined company's products is difficult, and while iPrint is unable to determine the extent to which piracy of its software or code exists, software piracy can be expected to be a persistent problem. The combined company's means of protecting its proprietary rights may not be adequate and its competitors may independently develop similar technology, duplicate iPrint's products, or design around patents issued to iPrint or its other intellectual property.

iPrint's technology may be subject to infringement claims that could harm the combined company's business.

   The combined company may become subject to litigation regarding infringement claims alleged by third parties. If an action is commenced against the combined company, its management may have to devote substantial time and resources to defend these claims. An unfavorable result for the combined company could have a material adverse effect on the combined company's business, financial condition and results of operations and could limit its ability to use its intellectual property.

   In addition, other companies, including iPrint's competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with the combined company's ability to offer its printing services competitively. Third parties could assert, and it may be found, that iPrint's technologies infringed their proprietary rights. As a result, the combined company could incur substantial costs to defend any litigation, and intellectual property litigation could force the combined company to do one or more of the following:

    .  pay monetary damages;

    . cease using key aspects of its technology that incorporate the challenged intellectual property;

    . obtain a license from the holder of the infringed intellectual property right; and

    .  redesign some or all of its technology and infrastructure.

   In the event of a successful claim of infringement against the combined company and a failure or inability to license the infringed technology, the business, financial condition and results of operations of the combined company would be significantly harmed.

A substantial portion of the combined company's revenues will be derived from customers with whom neither iPrint nor Wood has entered into binding contracts.

   A substantial portion of iPrint's and Wood's revenues are derived from customers with whom neither iPrint nor Wood has entered into binding contracts. As a result, these customers will not be obligated to purchase the products and services offered by the combined company. In addition, these customers have a variety of suppliers from which to choose and therefore could make substantial demands on the combined company. If the combined company were unable or unwilling to meet these demands, it could lose one or more of its key customers, and its business, financial condition and results of operations could suffer.

If the combined company is unable to attract customers who have long-standing relationships with traditional print vendors, its business could be harmed, including its enterprise purchasing business.

   To succeed, the combined company must attract new customers, many of whom may have personal and long-standing relationships with traditional print and design shops, promotional marketing companies, catalog vendors and office supply chain and stationery stores. If the combined company is unable to attract customers for their printing or promotional merchandise needs, its revenues will not grow and its stock price will decline. Traditional print and design shops have many advantages which the combined company will not be able to offer its customers, including physical proximity and the ability to store and maintain designs, negatives or print plates on its premises. In addition, catalog vendors may be better able to combine orders to achieve economies of scale and may be more convenient for customers that also want to purchase non-printed products, such as office furniture. Office supply chains and stationery stores may also have better brand recognition than the combined company.

If the combined company is unable to retain iPrint's and Wood's current key personnel and attract additional key personnel, its business may be seriously harmed.

   The combined company's success will depend upon the continued contributions of iPrint's and Wood's key employees, in particular their senior management, research and development staff, process control, customer support, and sales and marketing personnel. The loss of the services of one or more of the combined company's key personnel could seriously harm its business.

   The combined company's future success will also depend on its continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for qualified personnel in these areas is intense. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. The combined company may fail to attract and retain qualified personnel, which could have a negative impact on its business and financial condition.

If the combined company is unable to attract, motivate and retain high quality sales representation, its business may be seriously harmed.

   Wood's success depends on its ability to attract, motivate and retain high quality sales representatives. Although Wood is not dependent upon any one or any affiliated group of sales representatives for a material amount of revenues, should a sales representative's relationship terminate with Wood, customers serviced by the representative may cease to purchase Wood's products and services. There can be no assurance that there will not be a significant turnover rate in the future.

Wood's operating activities are financed primarily by a revolving line of credit, pursuant to which Wood must operate within specified terms and covenants or the lender may demand repayment.


   Wood has a revolving line of credit with a commercial lender that contains specified financial covenants and other terms that may prove difficult to comply with. If Wood fails to comply with such covenants and other terms, it may lose access to any undrawn portions of the credit facility and the lender may request immediate repayment of amounts Wood has already borrowed. If Wood fails as a result of not being able to obtain and maintain sufficient financing, the merger will not occur and Wood's shareholders could lose all of their investment.



In connection with the merger, iPrint and Wood have agreed to seek additional financing to fund the combined company's operations. If such financing is not available, or only available on unfavorable terms, the combined company could fail.


   Pursuant to the merger agreement, iPrint and Wood have agreed that they will mutually use their commercially reasonable efforts to obtain additional financing for the combined company on terms and conditions reasonably satisfactory to them. Given the pro forma financial condition of the combined company, if additional financing is unavailable to the combined company, or, if the terms of such financing are unfavorable, the combined company may fail. If any debt financing which the combined company obtains contains financial covenants or other terms with which the combined company fails to comply, the combined company may lose access to any undrawn portions of such financing and the lender may request immediate repayment of amounts the combined company has already borrowed. If the combined company fails as a result of not being able to obtain sufficient financing, its stockholders could lose all of their investment.

The combined company may be unable to meet its future capital requirements. Any attempts to raise additional capital in the future may cause substantial dilution to the combined company's stockholders.

   In addition to the financing contemplated by the merger agreement, the combined company may need to seek additional funding in the future and it is uncertain whether it will be able to obtain additional financing on favorable terms, if at all. Further, if the combined company issues equity securities in connection with an additional financing, stockholders may experience dilution and/or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. The combined company will require substantial working capital to fund its business. If the combined company cannot raise funds on acceptable terms, if and when needed, it may not be able to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could seriously harm its business.

Any failure on the part of outside commercial print or manufacturing vendors to fulfill orders in a timely and cost-effective manner could seriously harm the combined company's business.

   iPrint depends on outside commercial print vendors to print and fulfill its customers' orders. Wood also depends on outside commercial imprinting vendors to print and fulfill its customers' orders, including vendors located outside the United States. Any failure on the part of these vendors to fulfill such orders in a timely and cost-effective manner could seriously harm the combined company's business. To date, iPrint has certified approximately twenty commercial print vendors to fulfill its orders for its online and offline businesses and Wood has relationships with approximately 200 commercial imprinting vendors, but neither company has long-term contracts with any of them. If one or more of iPrint's or Wood's vendors failed to satisfactorily fulfill its customers' orders, the combined company would be required to find and qualify additional vendors. Furthermore, if iPrint's and Wood's vendors increase the prices they charge, the combined company's selling prices or its margins will be adversely affected, which may make the combined company less competitive and harm its online and offline businesses, and to a lesser extent, its specialized print services business.

   It typically takes between four and eight weeks to certify and integrate a commercial print and imprinting vendor into one of iPrint's website businesses, and the combined company may be delayed in fulfilling its customers' orders should existing vendors fail to satisfactorily fulfill them. As a result, the combined company may lose customers and its business could be harmed. In addition, for several products, iPrint has only one commercial print vendor. If that vendor were to stop printing these products and the combined company were unable to certify a new vendor in a timely manner, it would be unable to fulfill orders and its business would be adversely affected.

   Because iPrint does not own any inventory and Wood owns limited inventory, they rely on their commercial print and imprinting vendors to maintain an adequate stock of raw materials needed to create their products. Any failure of these vendors to maintain adequate inventory to fulfill the combined company's needs could result in delays in product delivery and customer dissatisfaction. This in turn could harm the combined company's business.

If the combined company's vendors decide to compete directly with it, the combined company's business could be harmed.

   Any of the combined company's vendors could enter into competition with the combined company and may enjoy a competitive advantage with respect to the cost of goods they manufacture. Entry into the distribution market by the combined company's vendors could harm its business, financial condition and results of operations.

Some of Wood's customers require that Wood maintain a promotional products inventory and failure by these customers to reimburse Wood for the inventory could adversely impact the combined company's business and operating results.

   Some of Wood's customer contracts require Wood to maintain a promotional products inventory as part of their business arrangement with Wood. As of June 30, 2001, the value of such inventory maintained by Wood was $2.3 million. Although Wood's contracts require that the customer pay for any unused inventory at the end of the contract, in the event that these customers fail to reimburse Wood for this expense or excessive inventory is carried for long periods of time, the combined company's business and results of operations will be adversely impacted.

Wood's business is subject to risks associated with conducting business internationally.

   Wood's business is subject to risks normally associated with conducting business outside the United States, such as foreign government regulations, political unrest, disruptions or delays in shipments, fluctuations in foreign currency exchange rates and changes in the economic conditions in the countries in which Wood's commercial imprinting vendors, raw materials suppliers, and service providers are located. Wood's business may also be adversely affected by the imposition of additional trade restrictions related to imported products, including quotas, duties, taxes and other charges or restrictions. Although Wood's business is not focused in any particular country, if any of the foregoing factors were to render the conduct of business in a particular country undesirable or impractical, or if Wood's current foreign manufacturing sources were to cease doing business with Wood for any reason, the combined company's business and operating results could be adversely affected.

A failure by outside delivery services to timely deliver customers' orders could seriously harm the combined company's business.

   iPrint and Wood depend on outside delivery services, including the United States Postal Service, Federal Express and U.P.S., to deliver print orders to its customers. These delivery services have failed in the past, and may fail in the future, to deliver print orders to our customers on a timely basis. Any failure on the part of these outside services to deliver orders in a timely and cost-effective manner could seriously harm the combined company's business.

The combined company must successfully enhance and scale iPrint's technology and infrastructure or its business may be seriously harmed.

   If the combined company is unable to enhance and scale iPrint's current technology and infrastructure, including technology and infrastructure created for servicing iPrint's enterprise purchasing business, on a timely and cost-effective basis, or if these enhancements do not achieve widespread market acceptance, the combined company will be unable to grow, will miss market opportunities and its business will be seriously harmed. Similarly, if the combined company does not make timely and cost-effective improvements to its other technologies and processes, its business will suffer. The life cycles of iPrint's enhancements and the rate at which its technology and processes must scale are difficult to predict because iPrint currently operates in a new and emerging market that is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products and services, from both the traditional imprinting industry and the Internet and software commerce sector, that employ new technologies and standards could render iPrint's existing products or services obsolete and unmarketable. For example, iPrint's technology that enables its customers to compose their imprinted designs in electronic format is written in the software language C++. If a new software language, such as Java, becomes standard in the imprinting industry, the combined company may need to rewrite this technology in another software language to remain competitive. Any need to rewrite such technology would be costly and could result in significant interruptions to the combined company's business.

   To be successful, the combined company must offer products and services that keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of its customers and achieve broad market acceptance. In its efforts to develop these types of products and services, the combined company may:

    .  not be able to timely or cost-effectively develop and market them;

    . encounter products, capabilities or technologies developed by others that render its products and services obsolete or noncompetitive or that shorten the life cycles of its existing products and services; or

    . experience difficulties that could delay or prevent the successful development, introduction and adoption of these new products and services.

If the combined company fails to adequately maintain and enhance the computer and telecommunications equipment required to support iPrint's technology and infrastructure, its business will suffer.

   The performance of iPrint's technology and infrastructure depends on the operation of its computer and telecommunications equipment. iPrint has retained a third-party company to house some of its critical servers and related equipment. However, iPrint has limited data backup capabilities. If the combined company fails to adequately maintain and enhance iPrint's equipment, its technology may not be available to its customers. Any system failure, including any network, software or hardware failure, that interrupts or increases the response time on iPrint's websites or infrastructure could decrease customer usage of its services and damage its reputation. In addition, damage to iPrint's computer and telecommunications infrastructure from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events may seriously disrupt its service and devastate the combined company's business, particularly since iPrint has limited data back up capabilities.

The combined company may be harmed if it is unable to obtain and maintain licenses to, and to integrate, third-party software and applications.

   iPrint relies on technology that it licenses from, or uses in conjunction with, third parties, including software that operates on a stand-alone basis or is integrated with internally developed software to perform key functions. The functionality of iPrint's technology and infrastructure depends upon its ability to integrate the third-party software into its environment. The combined company may license additional software from third parties in the future to add functionality to iPrint's existing services. If the combined company's efforts to integrate third-party software into its technology and infrastructure are not successful, functionality and response times may be limited, customers may not use its services and its business may be seriously harmed.

The combined company may be harmed if a provider from whom Wood obtains technology and services ceases to deliver and support reliable products or fails to enhance its current technology.

   Wood relies on technology that is licensed from and operated by a third party to support key marketing programs for some of its clients. The third-party technology may not continue to be available to the combined company on commercially reasonable terms, or at all. The loss of, or inability to maintain or obtain, the technology and services could disrupt or delay the combined company's ability to supply key services and products or force it to limit the features of its offerings. Either alternative could harm the combined company's business and results of operations.

iPrint's e-Print Center, private-labeled and co-labeled websites and business are subject to significant risks which may cause these websites to fail.

   The terms of some of iPrint's e-Print Center, private-labeled and co-labeled relationships have been heavily negotiated and are likely to vary significantly in the future. The combined company's future revenue growth from these websites will depend on the success of these efforts which are subject to a number of significant risks. These risks include the need to:

    .  optimize the manageability of iPrint's technology and infrastructure;

    . enhance the features and offerings of iPrint's technology and infrastructure to achieve widespread commercial acceptance of iPrint's services;

    . increase iPrint's internal resources to support planned growth of these websites; and

    . rely on iPrint's partners to promote the combined company's services through online and offline means.

   If the combined company does not successfully address these risks, iPrint's private-labeled websites may not succeed, and revenues from that source may not increase.

iPrint expects revenues from its private-labeled and co-labeled business to be concentrated in a relatively small number of strategic relationships and the loss of any significant strategic relationship could harm the combined company's business.

   The combined company may attract only a small number of desired customers to participate in iPrint's private-labeled and co-labeled programs. In addition, this business may derive a significant portion of revenues from these desired customers' relatively small number of participating clients in the future. A significant decline in revenues from any one of these partners will adversely affect the success of iPrint's private-labeled and co-labeled businesses, and cause either or both to fail.

Ordering imprinted products over the Internet has not been widely adopted, and if businesses and consumers do not adopt the Internet as a commerce tool, the combined company's business could be seriously harmed.

   iPrint derives approximately half of its revenues from the provision of imprinting services over the Internet. Wood derives approximately 10% of its revenues from the provision of promotional products over the Internet. If businesses and consumers do not use the Internet as a commerce tool, the combined company's product differentiation will be minimized and thus revenues will not grow and operations will suffer. Because the procurement of print and promotional merchandise on the Internet is in its infancy, it is difficult to estimate the size and growth of this market, if any. To date, many businesses have been deterred from using the Internet to procure goods and services for a number of reasons, including concerns relating to security, quality of service, product quality, reliability, billing and delivery of products. Even if the Internet becomes a standard tool that businesses and consumers regularly use, there can be no assurance that it will be effective or reach broad market acceptance for obtaining imprinting services.

Technology advancements could adversely affect or reduce the demand for iPrint's and Wood's products and services, which would harm the combined company's business.

   Technological innovations are common in the printing industry, especially given the rapid advancement of computer and communications technologies. Home printing systems are yielding more professional results which may reduce demand for offset and thermo-graphic professional printing. Information previously distributed on paper is now being distributed electronically in an almost effortless fashion. As technology further enables and enhances these alternative communication methods, the combined company's business may suffer if it experiences a corresponding decrease in demand for its products and services.

Potential imposition of governmental regulation on electronic commerce and legal uncertainties could limit the combined company's growth.

   The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for the combined company's services, increase its cost of doing business or otherwise have a material adverse effect on its business, financial condition and results of operations. Few laws or regulations currently directly apply to access to commerce on the Internet. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding Internet user privacy, taxation, pricing, quality of products and services, and intellectual property ownership. The application of existing laws to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation is uncertain. Numerous state and local representatives have expressed a desire to impose taxes on sales over the Internet to consumers and businesses in their jurisdictions. The Internet Tax Freedom Act of 1998 has generally imposed a moratorium through October 2001 on the imposition of some kinds of consumer-related taxes, other than sales or use taxes, in connection with Internet access and Internet-related sales. After this moratorium expires and if no further legislation is adopted by Congress, state and local taxing authorities will be free to impose these taxes on sales of goods and services over the Internet, which could substantially hinder the growth of Internet-based commerce, including sales of the combined company's products and services.

iPrint and Wood rely on a continuous power supply to conduct their operations, and California's current energy crisis could disrupt the combined company's operations and increase its expenses.

   California is in the midst of an energy crisis that could disrupt the combined company's operations and increase its expenses. In the event of an acute power shortage, California has on occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. Neither iPrint nor Wood currently has back-up generators or alternate sources of power in the event of a blackout, and their current insurance does not provide coverage for any damages they or their customers may suffer as a result of any interruption in their power supply. iPrint's production technology and infrastructure system is housed in a third-party co-location facility, which has additional backup power supply. If blackouts interrupt the combined company's power supply, it would be temporarily unable to continue operations at its facilities. Any such interruption in the combined company's ability to continue operations at its facilities could damage its reputation, harm its ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm the combined company's business and results of operation.

iPrint is subject to pending legal proceedings.

   Between June 15, 2001 and July 7, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against iPrint, several of its officers and directors, and several underwriters of its initial public offering. The purported class actions are all brought on behalf of purchasers of iPrint's common stock since March 7, 2000, the date of its initial public offering. The plaintiffs allege that iPrint's prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, that its underwriters required several investors who wanted large allocations of initial public offering securities to pay undisclosed and excessive underwriters' compensation in the form of increased brokerage commissions, and required investors to agree to buy shares of iPrint's securities after the initial public offering was completed at predetermined prices as a precondition to obtaining initial public offering allocations. The plaintiffs further allege that because of these purchases, iPrint's post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in iPrint's prospectus and the purported inflation of its stock price, the plaintiffs claim violations of sections 11 and 15 of the Securities Act and
Section 10(b) of the Securities Exchange Act. Similar complaints have been filed against a number of other issuers that had initial public offerings in 1999 and 2000.

   iPrint intends to vigorously defend against these actions. However, due to the inherent uncertainties of litigation, iPrint cannot accurately predict the ultimate outcome of the litigation. The litigation has diverted, and is likely to continue to divert, the efforts and attention of some of iPrint's key management and other personnel. As a result, iPrint's defense of this litigation, regardless of its eventual outcome, has had and will likely continue to have an adverse impact on iPrint and, following the merger, the combined company. Any unfavorable outcome of the litigation could also have an adverse impact on the combined company's business, financial condition and results of operation.

   In addition to the litigation described above, from time to time iPrint and Wood are subject to various legal proceedings and claims that arise in the ordinary course of business.

The combined company will be controlled by its executive officers, directors and major stockholders whose interests may conflict with yours.

   Upon the successful completion of the merger, the combined company's executive officers, directors and major stockholders will beneficially own approximately 66% of the combined company's outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with the combined company.

Provisions in iPrint's charter documents and Delaware law could prevent or delay a change in control of the combined company, which could reduce the market price of its common stock.

   Provisions in iPrint's restated certificate of incorporation and bylaws, including those adopted at its 2001 annual meeting, may have the effect of delaying or preventing a change of control or changes in the combined company's management. In addition, provisions of Delaware law may discourage, delay or prevent a third party from acquiring or merging with it. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined company's common stock.

RISKS RELATED TO THE iPRINT REVERSE STOCK SPLIT

The market price per share of iPrint common stock following the reverse stock split may drop and not remain in excess of the $1.00 minimum bid price as required by Nasdaq, as downward pressure may be created by such split or other factors may arise.

   iPrint cannot predict whether the reverse stock split, if completed, will increase the market price for iPrint's common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that the market price per share of iPrint common stock following the reverse stock split will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or that iPrint will otherwise meet the requirements of Nasdaq for continued inclusion for trading on Nasdaq. A reverse stock split could negatively impact the value of iPrint's stock by allowing additional downward pressure on the stock price as its relative value becomes greater following the reverse split. In other words, the stock, at its new, higher price, has farther to fall and therefore more room for investors to short or otherwise trade the value of the stock downward. Similarly, a delisting may negatively impact the value of the stock as stocks trading on the over-the-counter market are typically less liquid and trade with larger variations between the bid and ask price. The market price of iPrint's common stock will also be based on iPrint's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of iPrint's common stock declines, the percentage decline as an absolute number and as a percentage of iPrint's overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, liquidity of iPrint's common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

                          THE iPRINT SPECIAL MEETING

Date, Time and Place of Meeting


   The accompanying proxy is solicited by the board of directors of iPrint for use at the special meeting of stockholders to be held on October 24, 2001, at 10:00 a.m., local time, or at any adjournment thereof. The meeting will be held at La Rinconada Country Club, 14595 Clearview Drive, Los Gatos, California. iPrint's telephone number is (650) 298-8500.



   These proxy solicitation materials were mailed on or about September   ,
2001 to all stockholders entitled to vote at the meeting.


Voting Rights


   On August 27, 2001, iPrint had outstanding 30,251,572 shares of common stock, all of which are entitled to vote as a single class with respect to the proposals presented in this joint proxy statement/prospectus. Each stockholder of record at the close of business on August 27, 2001, is entitled to one vote for each share held. iPrint's bylaws provide that a majority of all shares entitled to vote, whether present in person or by proxy, will constitute a quorum for the transaction of business at the meeting.


Purpose of the iPrint Special Meeting; the iPrint Proposals

   The purpose of the iPrint special meeting is to vote upon the following two proposals, which consist of:

      (1) an approval of the following transactions in connection with the merger:

       . the approval of the issuance of up to an estimated maximum of 32,127,377 shares of iPrint common stock to the shareholders of Wood, with such maximum amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split of iPrint common stock as set forth in iPrint's second proposal,

       . the approval of an amendment to iPrint's 1997 Stock Option Plan that will increase the number of shares available for grant thereunder by 3,500,000 shares, with such amount to be adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in iPrint's second proposal, and permit the new shares to be granted as incentive stock options,

       . the approval of an amendment and restatement to iPrint's certificate of incorporation to fix the size of the board at seven (7) and require, for a one year period following the closing date, the affirmative vote of at least 66 2/3% of the voting power of the directors of the combined company's board of directors in order to fill any vacancies, nominate new members, or increase the size, of the combined company's board of directors, and


      (2) an approval of each of nineteen separate alternative amendments to iPrint's certificate of incorporation to effect a reverse split of its outstanding common stock, by a ratio of 1-for-2, 1-for-3, 1-for-4, 1-for-5, 1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10, 1-for-11, 1-for-12, 1-for-13,
   1-for-14, 1-for-15, 1-for-16, 1-for-17, 1-for-18, 1-for-19, or 1-for-20 (as
   if each amendment is being submitted as a separate proposal), with one of such amendments containing the final reverse split ratio to be determined by iPrint's board of directors, which shall have the right to abandon any or all of such amendments.


   For ease of reference, the first proposal described above shall be referred to in this joint proxy statement/prospectus as the "iPrint Merger Proposal", the second proposal described above shall be referred to in this joint proxy statement/prospectus as the "iPrint Reverse Split Proposal" and the first and second proposals described above together shall be collectively referred to in this joint proxy statement/prospectus as the "iPrint Proposals."

Record Date and Outstanding Shares


   The close of business on August 27, 2001 has been fixed by the iPrint board of directors as the record date for determination of the stockholders of iPrint entitled to notice of, and to vote at, the iPrint special meeting or any postponement or adjournment of the iPrint special meeting. Holders of record of iPrint common stock at the close of business on the record date are entitled to notice of, and to vote at, the iPrint special meeting. As of the record date, there were approximately 511 stockholders of record holding an aggregate of approximately 30,251,572 shares of iPrint common stock. See "Stock Ownership of Management and Certain Beneficial Owners."


Share Ownership of Management and Certain Stockholders

   As of the record date, the directors and executive officers of iPrint and their affiliates collectively owned approximately 66% of the outstanding shares entitled to vote. Pursuant to voting agreements, these directors and executive officers and their affiliates have agreed to vote their shares, in the aggregate, in favor of the iPrint Merger Proposal.

Vote Required; iPrint Voting Agreements

   Approval of the iPrint Merger Proposal requires the affirmative vote of holders of at least 66 2/3% of the shares of iPrint common stock entitled to vote at the special meeting of stockholders, and approval of the iPrint Reverse Split Proposal requires the affirmative vote of holders of at least a majority of the shares of iPrint common stock entitled to vote at the special meeting of stockholders. Each stockholder of record of iPrint common stock as of the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of iPrint at the iPrint annual meeting. The directors and executive officers of iPrint and their affiliates owning 66% of the outstanding shares as of the record date have executed voting agreements with iPrint pursuant to which each of these directors and executive officers and their affiliates have agreed to vote the shares of iPrint common stock in favor of the iPrint Merger Proposal.

Quorum; Abstentions; Broker Non-Votes

   The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding voting shares of iPrint common stock will constitute a quorum for the transaction of business at the special meeting and any continuation or adjournment thereof. Broker non-votes (i.e. shares held by brokers or nominees which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular purpose) and abstentions will be counted in determining whether a quorum is present at the special meeting. Abstentions and broker non-votes will have the same effect as a negative vote on the iPrint Proposals.

Solicitation of Proxies; Expenses

   This solicitation of proxies is made on behalf of the board of directors of iPrint and the cost thereof will be borne by iPrint. The board of directors may use the services of iPrint's directors, officers, and others to solicit proxies, personally or by telephone and may arrange with brokerage houses and other custodians, nominees, and fiduciaries to forward solicitation materials to the beneficial owners of the stock held of record by such persons and iPrint may reimburse them for the fees and reasonable out-of-pocket expenses incurred in doing so.

Voting of Proxies; Revocation of Proxies

   The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the iPrint board of directors for use at the meeting. Please complete, date, and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to iPrint or its solicitor. All properly signed proxies that iPrint receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR approval of the iPrint Proposals.

   You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

    . delivering a written notice to the secretary of iPrint by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

    . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

    . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank, or other nominee confirming your beneficial ownership of the shares.

   iPrint's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the Board of Directors

   The iPrint board of directors has determined that the terms of the merger agreement and the merger are fair to and in the best interests of iPrint and the iPrint stockholders. In addition, the iPrint board of directors has determined that the terms of the reverse split are fair to and in the best interests of iPrint and the iPrint stockholders. Accordingly, the iPrint board of directors recommends that iPrint stockholders vote FOR the iPrint Merger Proposal and FOR the iPrint Reverse Split Proposal.

   Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, please complete, date, and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares.

                           THE WOOD SPECIAL MEETING

Date, Time and Place of Meeting


   The accompanying proxy is solicited by the board of directors of Wood for use at the special meeting of shareholders to be held October 19, 2001, at 9:00 a.m., local time, or at any adjournment thereof. The special meeting will be held at 3073 Corvin Drive, Santa Clara, California. Wood's telephone number is
(408) 523-2700.



   These proxy solicitation materials were mailed on or about September   ,
2001 to all shareholders entitled to vote at the meeting.


Voting Rights


   On September 19, 2001, Wood had outstanding 28,850,432 shares of common stock, all of which are entitled to vote as a single class with respect to the proposals presented in this joint proxy statement/prospectus. Each stockholder of record at the close of business on September 19, 2001, is entitled to one vote for each share held. Wood's bylaws provide that a majority of all shares entitled to vote, whether present in person or by proxy, will constitute a quorum for the transaction of business at the meeting.


Purpose of the Wood Special Meeting

   The purpose of the Wood special meeting is to vote upon the proposal for:

   The approval and adoption of the merger agreement, dated as of June 23, 2001, as amended and restated on August 30, 2001, by and among iPrint Technologies, inc., Metal Combination Corp., a newly formed and wholly-owned subsidiary of iPrint, and Wood, pursuant to which Wood and Metal Combination Corp. will merge, and Wood will become a wholly-owned subsidiary of iPrint. The approval and adoption of the merger agreement will also constitute approval of the merger, the terms of the agreement of merger to be filed with the Secretary of State of the State of California, in substantially the form attached as Appendix C to this joint proxy statement/prospectus, and the other transactions contemplated by the merger agreement, including (i) the approval of the appointment of James D. Childers as the shareholder representative, as agent and attorney-in-fact for and on behalf of each Wood shareholder in accordance with the powers and limitations provided for the shareholder representative in the merger agreement, and (ii) the approval of the escrow and indemnification obligations of Wood shareholders set forth in the merger agreement.

   For ease of reference, the proposal described above shall be referred to in this joint proxy statement/proxy as the "Wood Proposal."

Record Date and Outstanding Shares


   The close of business on September 19, 2001 has been fixed by the Wood board of directors as the record date for determination of the shareholders of Wood entitled to notice of, and to vote at, the Wood special meeting or any postponement or adjournment of the Wood special meeting. Holders of record of Wood common stock at the close of business on the record date are entitled to notice of, and to vote at, the Wood special meeting. As of the record date, there were approximately 39 shareholders of record holding an aggregate of approximately 28,850,432 shares of Wood common stock.


Share Ownership of Management and Certain Shareholders


   As of the record date, the directors and executive officers of Wood and their affiliates collectively owned approximately 88% of the outstanding shares entitled to vote. Pursuant to voting agreements, these directors and executive officers and their affiliates have agreed to vote their shares, in the aggregate, in favor of the Wood Proposal.

Vote Required; Wood Voting Agreements


   Approval of the Wood Proposal requires the affirmative vote of holders of at least a majority of the shares of Wood common stock entitled to vote at the special meeting of shareholders. Each shareholder of record of Wood common stock as of the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Wood at the Wood annual meeting. The directors, executive officers, and affiliates of Wood owning 88% of the outstanding shares as of the record date have executed voting agreements with Wood pursuant to which each director, executive officer, and affiliate has agreed to vote the shares of Wood common stock in favor of the Wood proposal. However, iPrint is not obligated to consummate the merger unless the Wood shareholders owning at least 95% of the outstanding shares of Wood common stock have voted in favor of the Wood Proposal.


Quorum; Abstentions

   The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding voting shares of Wood common stock will constitute a quorum for the transaction of business at the special meeting and any continuation or adjournment thereof. Abstentions will be counted in determining whether a quorum is present at the annual meeting. Abstentions will have the same effect as a negative vote on the Wood proposal.

Solicitation of Proxies; Expenses

   This solicitation of proxies is made on behalf of the board of directors of Wood and the cost thereof will be borne by Wood. In addition to solicitations by mail, the directors and officers and employees of Wood may, without additional compensation, solicit proxies for shareholders by telephone, facsimile, or in person.

Voting of Proxies; Revocation of Proxies

   The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Wood board of directors for use at the meeting. Please complete, date, and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Wood or its solicitor. All properly signed proxies that Wood receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR approval of the Wood Proposal.

   You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

    . delivering a written notice to the secretary of Wood by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

    . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

    . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

   Wood's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Rights of Dissenting Shareholders; California Appraisal Rights

   Under California law, the holders of common stock of Wood will have dissenters' rights and may be entitled to receive cash equal to the fair market value of their Wood common stock. Shareholders who elect to exercise dissenters' rights must comply with all of the procedures to preserve those rights. We have attached a copy of Chapter 13 of the California Corporations Code, which sets for the dissenters' rights, as Appendix F to this joint proxy statement/prospectus.

   Chapter 13 sets forth the required procedure a shareholder exercising dissenters' rights must follow. Making sure that you actually perfect your dissenters' rights can be complicated. The procedural rules are specific and must be followed completely. Failure to comply with the procedure may cause a termination of your dissenters' rights. We are providing you with only a summary of your rights and the procedure. The following information is qualified in its entirety by the provisions of Chapter 13. Please review Chapter 13 for the complete procedure. Neither iPrint nor Wood will give you any notice other than as described in this joint proxy statement/prospectus and as required by the California Corporations Code.

   Shares of Wood common stock must satisfy each of the following requirements to qualify as dissenting shares under the California Corporations Code: (i) the shares must have been outstanding on the record date for the determination of the holders of Wood common stock entitled to vote on the merger (and therefore options to purchase Wood common stock exercised after the record date may not constitute dissenting shares); (ii) the shares must not have been voted in favor of the merger; (iii) the holder of such shares must make a written demand that Wood repurchase the shares at fair market value and such demand must be received by Wood within thirty days after notice of approval of the merger by the outstanding shares is mailed to the holder; and (iv) the holder of such shares must submit certificates for endorsement (as described below). A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under the California Corporations Code.

   Pursuant to Sections 1300 through 1312 of the California Corporations Code, holders of dissenting shares may require Wood to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the proposed Merger, but adjusted for any stock split, reverse stock split or stock dividend which becomes effective thereafter.

   Within ten days following approval of the merger by the shareholders of Wood, Wood is required to mail each person who did not vote in favor of the merger a notice of the approval of the merger, a statement of the price determined by Wood to represent the fair market value of dissenting shares determined as of the day before the first announcement of the terms of the merger (which shall constitute an offer by Wood to purchase such dissenting shares at such stated price), a copy of sections 1300 through 1304 of the California Corporations Code, and a description of the procedures for such holders to exercise their rights as dissenting shareholders.

   Within thirty days following the date on which the notice of the approval of the merger was mailed, a holder of Wood common stock who wishes to be paid the full cash value of his, her or its dissenting shares must submit to Wood (i) a written demand for the purchase of dissenting shares, as described below, and
(ii) certificates representing any dissenting shares which the dissenting shareholder demands that Wood purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

   The demand of a dissenting shareholder is required by law to contain a statement concerning the number of dissenting shares held of record by such dissenting shareholder which the dissenting shareholder demands that Wood purchase, and a statement of what such dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value in such demand by the dissenting shareholder constitutes an offer by the dissenting shareholder to sell the dissenting shares at such price.

   If Wood and a dissenting shareholder agree upon the price to be paid for the dissenting shares, upon the dissenting shareholder's surrender of the certificates representing the dissenting shares, such price is required by law to be paid to the dissenting shareholder within the later of thirty days after such agreement or thirty days after any statutory or contractual conditions to the consummation of the merger are satisfied or waived, subject to surrender of the certificates for the payment.

   If Wood and a dissenting shareholder disagree as to the price for such dissenting shares of disagree as to whether such dissenting shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in California Superior Court to resolve such dispute within six months after the date on which notice of approval of the merger is mailed. In such action, the court will determine whether the shares of Wood common stock held by such shareholder are dissenting shares, the fair market value of such shares of Wood common stock, or both. The California Corporations Code provides, among other things, that a Wood dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Wood consents to such request for withdrawal.

Recommendation of the Board of Directors

   The Wood board of directors has determined that the terms of the merger agreement and the merger are fair to and in the best interests of Wood and the Wood shareholders. Accordingly, the Wood board of directors recommends that Wood shareholders vote FOR the Wood Proposal.

   Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, please complete, date, and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted. If you are a holder of record, you may also cast your vote in person at the special meeting.

                             iPRINT PROPOSAL NO. 1

   APPROVAL OF ISSUANCE OF SHARES, AMENDMENT TO 1997 STOCK OPTION PLAN, AND AMENDMENT AND RESTATEMENT OF THE CERTIFICATE OF INCORPORATION OF iPRINT IN
                        CONNECTION WITH THE TRANSACTION

                                 WOOD PROPOSAL

APPROVAL OF ADOPTION OF THE MERGER AGREEMENT AND THE MERGER CONTEMPLATED
                                  THEREUNDER

                                  THE MERGER

   This section of the joint proxy statement/prospectus describes the proposed merger. While iPrint and Wood believe that the description in this section covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents iPrint and Wood have referred to in this joint proxy statement/prospectus for a more complete understanding of the merger.

Background of the Merger

   Royal P. Farros, chairman and chief executive officer of iPrint, and iPrint's senior management have throughout the development of the company endeavored to increase stockholder value by considering opportunities for expanding and strengthening iPrint's technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements, and joint ventures.

   Towards this goal, at various times between November 2000 and March 2001, Mr. Farros and other representatives of iPrint engaged in discussions with several other companies regarding various strategic business relationships, including potential mergers, acquisitions, and strategic alliances.

   On November 8, 2000, Mr. Farros met with Monte D. Wood, president and chief executive officer of Wood Alliance, Inc. to discuss the respective businesses of iPrint and Wood and to explore the possibility of a business combination between the two. Mr. Farros and Mr. Wood communicated sporadically until the last week of March 2001, when Mr. Wood contacted Mr. Farros to determine whether iPrint would be interested in resuming more serious discussions regarding a business combination with Wood.

   At a special meeting of the Wood board of directors held on April 3, 2001, the board discussed the company's financing needs, as well as the possibilities for entering into strategic alliances or business combinations with other companies in the industry. The board also discussed potential headcount and cost reductions that could result from a business combination. Wood's board of directors authorized Mr. Wood to discuss with iPrint the possibility of a business combination between the two companies, as well as to explore and discuss possible business combinations with other companies.


   At a special meeting of the iPrint board of directors held on April 5, 2001, Mr. Farros and other members of iPrint's senior management presented the board with the status of the company's business and financial condition, including remaining cash and cash expenditure rate, the company's competitive outlook in the marketplace, and its future strategic alternatives. Mr. Farros and senior management also presented to the board preliminary analyses of benefits and risks of potential transactions, including the potential combination with Wood, among others, which had been informally investigated. In light of these presentations, iPrint's board of directors decided that it was in the best interests of the company and its stockholders to explore a business combination between iPrint and Wood, as well as other potential transactions with several other entities from whom iPrint had received and to whom it had made informal inquiries. iPrint's board of directors also authorized senior management to pursue further discussions relating to potential transactions and instructed Mr. Farros to engage legal, accounting and financial advisory services to assist in evaluating such potential transactions.

   Over the next several weeks following the April 5, 2001 special meeting of the iPrint board of directors, Mr. Farros and other members of iPrint's senior management engaged in further preliminary discussions with Wood and other potential strategic partners regarding the merits of a possible business combination.

   On May 1, 2001, due to increased interest by the parties of a possible business combination with the other, iPrint and Wood entered into a mutual non-disclosure agreement to facilitate the exchange of confidential information as part of the mutual due diligence. Additionally, as a result of progress made in discussions with Wood, iPrint requested that its outside counsel, Gray Cary Ware & Freidenrich LLP, finalize a preliminary non-binding term sheet, which was delivered to Wood on May 1, 2001.

   On May 8, 2001, Mr. Farros and Mr. Wood met to share the information gathered by the parties on each other and to further discuss prospects of a business combination to date, as well as to discuss prospective logistics and timelines.

   On May 9, 2001, Mr. Farros relayed the contents of his May 8, 2001 conversation with Mr. Wood to iPrint's board of directors and executive staff and iPrint's board and executive staff further discussed the merits of the various potential strategic transactions they had been considering. Among the factors considered in evaluating potential transactions were the comparative market capitalizations, revenue potential, liquidity, infrastructures and product fit of each potential partner, as well as the timeline on which a transaction could be concluded, including the desirability of entering into a definitive agreement prior to, at the latest, a panel hearing before Nasdaq in connection with iPrint's possible delisting based on non-compliance with minimum bid price requirements. Based on the potential timing of a business combination and the relative merits offered by each potential strategic alternative, there was agreement by the executive staff and iPrint's board of directors that pursuing a business combination with Wood would be more advantageous to iPrint stockholders compared to these other strategic alternatives.

   Between May 10, 2001 and May 18, 2001, iPrint management and Gray Cary, on the one hand, and Wood management and its outside legal counsel, Pillsbury Winthrop LLP, on the other, negotiated the specific terms of the preliminary non-binding term sheet. On May 18, 2001, and pending board approval, the parties completed negotiations of the term sheet and accompanying letter agreement pursuant to which, among other matters, both parties agreed to restrict each party's ability to negotiate with other potential acquirers and iPrint agreed to provide Wood with interim financing in the principal amount of $200,000 during the period prior to entering into a definitive merger agreement. The term sheet addressed various preliminary bases of the definitive merger agreement's terms, including exchange ratio and basis for its determination; a 49% equity ownership of the combined company by former shareholders of Wood immediately after the merger; board and executive staff composition after the merger, including the appointment of Mr. Farros as chairman, Mr. Wood as chief executive officer of the combined company and a new board; terms of employment agreements to be entered into by Messrs. Farros and Wood; registration rights to be afforded to Mr. Wood; mutual voting agreements of the parties' affiliates to support the merger; mutuality of representations and warranties and interim covenants; the audit and review of Wood financial statements; and closing conditions, in addition to other terms.

   On May 20, 2001, iPrint's board of directors held a special meeting to vote on the letter agreement and the preliminary term sheet. In addition to members of iPrint's senior management, in attendance were iPrint's outside counsel, Gray Cary, iPrint's auditors, Arthur Andersen LLP, and iPrint's financial advisors, U.S. Bancorp Piper Jaffray. After presentations by members of iPrint senior management and Gray Cary of the principal terms of the agreement as well as a presentation by Gray Cary on legal issues relating to the proposed merger transaction, Arthur Andersen LLP presented a discussion of accounting and audit implications of, and U.S. Bancorp Piper

Jaffray followed with an explanation of its role, including the delivery of a fairness opinion, in the transaction. After discussions, including in an executive session held with Gray Cary outside the presence of Mr. Farros, the iPrint board unanimously approved the adoption and execution and delivery of the letter agreement and the preliminary term sheet and authorized iPrint's management to proceed with the negotiations leading to a definitive merger agreement between iPrint and Wood.

   Beginning on May 21, 2001 and continuing through June 23, 2001, a series of meetings were held between marketing, legal, operations, technical and finance personnel, accountants and financial advisors of both companies for the purpose of conducting due diligence of each other. Representatives from Gray Cary, Pillsbury Winthrop, Arthur Andersen LLP, Perisho Tombo Loomis & Ramirez PC, Wood's auditors, and U.S. Bancorp Piper Jaffray conducted due diligence review within their respective areas.

   On May 26, 2001, the initial draft of the merger agreement was delivered to the working group by Gray Cary. Beginning from such date through June 23, 2001, representatives of iPrint and Wood and their respective legal advisors held numerous telephone conversations and meetings to negotiate the terms of the merger agreement and related agreements, among them the parties' voting agreements; Wood affiliate agreements; employment agreements for Messrs. Farros, Wood and David L. Hodson, iPrint's chief technology officer; and lock up agreements for Messrs. Farros, Wood and Hodson, and James D. Childers, one of Wood's area vice president of sales.

   By June 22, 2001, the due diligence process had been completed and the terms of the merger agreement and related agreements had been substantially finalized, subject to review by the boards of directors of iPrint and Wood.

   On June 22, 2001, iPrint's board of directors met to consider the proposed transaction. At this meeting, iPrint's board of directors received presentations regarding, but not limited to, the following:

    . the material terms and conditions of the merger agreement and related agreements;

    .  the board's fiduciary duties in contemplating the proposed transaction;

    .  the results of the due diligence investigations; and

    . the financial analysis relating to the proposed transaction by U.S. Bancorp Piper Jaffray and U.S. Bancorp Piper Jaffray's oral opinion, subsequently confirmed by delivery of a written opinion dated June 22, 2001, that as of such date, and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be paid by iPrint in the merger was fair to iPrint from a financial point of view.

   Guy T. Kawasaki, because of prior commitments, was unable to be in attendance for the entire meeting, but indicated that he would support the transaction by entering into a voting agreement with Wood. The remaining members of iPrint's board of directors then discussed the transaction generally (including an executive session held with Gray Cary outside the presence of Mr. Farros), including the status of negotiations with respect to the proposed transaction and the strategic rationale and potential risks of the transaction. Each of the remaining members of the board of directors of iPrint then approved the merger agreement and resolved to recommend the share issuance required by the merger, the amendment to the iPrint 1997 Stock Option Plan to increase its share reserve and the amendment to the iPrint certificate of incorporation in order to fix the size of the board at seven (7) and require at least a 66 2/3% vote to increase the size, nominate new members and fill vacancies of the board of the combined company, to the iPrint stockholders.

   The Board of Directors of Wood approved the merger agreement, the related agreements, and the transactions contemplated by the merger agreement by unanimous written consent on June 23, 2001, after detailed consultation with senior management and Pillsbury Winthrop regarding the terms and conditions of the merger agreement and related transactions.

   Following these meetings, consultations and consents, iPrint and Wood finalized and entered into the merger agreement dated as of June 23, 2001. At the same time, the directors, executive officers, and their affiliates of the two companies entered into the voting agreements provided for in the merger agreement. Additionally, and at the same time, Messrs. Farros, Wood and Hodson each entered into an employment agreement with iPrint; Messrs. Wood, Farros, Hodson and Childers each entered into lock up agreements with iPrint; and Messrs. Farros and Wood and certain investors of iPrint entered into a Third Amended and Restated Rights Agreement to provide Mr. Wood with registration rights regarding the iPrint shares he would receive in the merger, corresponding to those rights held by Mr. Farros.

   On June 25, 2001, before the opening of the United States stock markets, iPrint and Wood issued a joint press release announcing the signing of the merger agreement.


   On July 2, 2001, pursuant to the Loan and Security Agreement dated as of June 29, 2001, as amended on July 2, 2001, iPrint provided a secured loan to Wood in the principal amount of $200,000. This loan bears interest at 6% per annum, and is due and payable on July 1, 2002. The loan is secured by substantially all the assets of Wood and is subordinate to Wood's existing bank line of credit.



   On August 30, 2001, the parties amended and restated the merger agreement to
(i) allow for the exchange ratio to be subject to adjustments pursuant to stock splits, combinations, stock dividends, and the like, in contemplation of the reverse split as discussed in this joint proxy statement/prospectus, (ii) name six of the seven directors of the combined company and (iii) extend the termination date of the merger agreement from January 1, 2002 to March 1, 2002.



   Effective August 30, 2001, iPrint and Wood entered into a Strategic Development Agreement, pursuant to which iPrint agreed to provide set-up, management, support, development and maintenance services in connection with Wood's establishment of corporate customer websites. These websites will enable employees of corporate customers to purchase customer-specific products. iPrint's services will be provided in exchange for Wood's payment of initial and monthly fees, and for Wood's provision of limited exclusivity and sales and marketing support. In addition, the Strategic Development Agreement contemplates iPrint's provision of internal systems support to Wood and Wood's provision of customer service support to iPrint.



   On August 31, 2001, pursuant to the Loan and Security Agreement dated as of August 30, 2001, iPrint provided a secured loan to Wood in the principal amount of $1 million. This loan bears interest at 10% per annum, and is due and payable on August 29, 2002, provided that iPrint has the right to demand repayment of the $1 million loan at anytime upon five business days' written notice. The loan is secured by substantially all the filed assets of Wood and is subordinate to Wood's existing bank line of credit.





   Effective September 24, 2001, iPrint and Wood entered into a Loan and Security Agreement pursuant to which iPrint provided a secured loan to Wood for $200,000. The loan bears interest at 10% per annum and is secured by substantially all of the assets of Wood. The loan is subordinate to Wood's existing bank line of credit. Subject to the subordination, iPrint has the right to demand repayment of the $200,000 loan on five days' written notice. The principal and accrued interest are due and payable on September 23, 2002. The purpose of the loan is to provide Wood with working capital to produce merchandise in response to a particular customer order.





   iPrint is currently contemplating providing a secured loan to Wood of up to $600,000 to be completed on or about the mailing date of this joint proxy statement/prospectus and on terms and conditions substantially similar to the bridge loans described above. In addition, prior to the completion of the merger, iPrint, at its discretion, may loan additional funds to Wood from time to time and on terms and conditions substantially similar to the bridge loans described above. The purpose of such loans would be to provide Wood working capital to produce merchandise in response to specific customer orders, and each loan would be subject to waiver of borrowing restrictions by Wood's primary lender.

Reasons for the Merger

  General

   The boards of directors of iPrint and Wood each approved the merger agreement, found the merger to be fair, advisable and in the best interests of, the applicable company and its stockholders, and resolved to recommend that the stockholders of the applicable company vote in favor of the iPrint Merger Proposal or the Wood Proposal, as the case may be.

   In reaching their separate decisions, each board consulted with its senior management and legal advisors (and in the case of iPrint, financial advisors) and considered a number of factors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by each board, neither board found it practical to qualify, rank or otherwise assign any relative or specific weights to the factors it considered. In addition, neither board reached any specific conclusion with respect to each of the factors it considered, or any aspect of any particular factor. Instead, each board conducted an overall analysis of the factors it considered. In considering those factors, individual members of each board may have given weight to different factors. Each board considered all of those factors as a whole and believed that those factors supported its decision.

   The factors considered by each board were not identical to the factors considered by the other board. However, both boards identified a number of potential material benefits, common to both companies and their respective stockholders, that both boards expect will result from the merger, as well as a number of risks affecting both companies in connection with the merger and certain other considerations common to both companies. These benefits, risks and other considerations are described immediately below. Following the discussion of those matters, the separate factors, both positive and negative, that each board separately considered are described. This section, read as a whole, includes the material factors considered by each board in approving the merger.

  Joint Reasons for the Merger

   Both boards believe that the combination of iPrint and Wood will create a stronger, more competitive industry participant, based on the potential benefits of the merger, including:

    . the opportunity to preserve and enhance stockholder value by combining two complementary businesses;

    . the complementary nature of the products, services, technologies, operating requirements, and vendors of iPrint and Wood;

    . the opportunity to provide an integrated product and service offering that addresses a much wider range of customer requirements for custom imprinting than either company could provide alone, thus increasing the value that can be provided to customers;

    . the potential for the merger to increase the ability of each company to achieve profitability sooner than if it had remained independent;

    .  the opportunity to reduce overhead and other costs;

    . the additive effect of combining Wood's separate revenue stream with iPrint's cash reserve;

    .  the potential for significant cross-selling opportunities;

    . the potential for increasing customer reliance through technology and vendor consolidation;

    . credibility from each company's strong reputation in the custom imprinting industry; and

    .  similarities in corporate structure.

   In the course of their separate deliberations, each board considered the following factors:

    . the substantial charges and costs to be incurred in connection with the merger, including costs of integrating the businesses and legal, accounting and other transaction expenses arising from the merger;

    . the contemplated bridge loan in the principal amount of $200,000 from iPrint and Wood to assist Wood in completing the merger agreement;

    . the prospects of the subject company on a stand-alone basis, including potential risks and rewards associated with remaining independent in the face of industry-wide consolidation;

    . the nature of the industry in which iPrint and Wood operate and the belief of the boards that greater size and resources are increasingly required for companies to successfully compete in this industry;

    . current financial market conditions and historical market prices, volatility and trading information with respect to iPrint common stock;

    . results of the due diligence investigation conducted by management, accountants, and legal counsel, and in the case of iPrint, financial advisors;

    . the percentage ownership of the combined company of the stockholders of iPrint and Wood; and

    . possible alternative means of achieving the anticipated benefits of the merger, including the possibility of a combination with other companies and possible strategic alliances that would not involve a combination.

   Both boards also recognize the risks inherent in the transaction, including:

    .  the risk that the potential benefits of the merger may not be realized;

    . the need to achieve significant cost reductions in order for the combined company to realize the potential benefits of the merger and to become profitable;

    . the uncertain current and prospective market environment for iPrint's and Wood's products and services;

    .  the risk of declining sales revenues;

    . the risk that iPrint and Wood would not be able to integrate their respective products, technology and organizations;

    . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

    . the impact of the merger on the customers and vendors of iPrint, Wood and the combined company;

    . the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from holders representing beneficial ownership of approximately 88% of Wood's common stock and holders of 66% of iPrint's common stock as of July 31, 2001;

    . the risk that if the merger is not completed, actions taken by iPrint and Wood to prepare for the merger could weaken both iPrint and Wood as independent companies;

    . the risk that the indemnification obligations of the Wood shareholders to iPrint, on the one hand, and iPrint to the Wood shareholders, on the other, may have a negative financial impact;

    . the potential effect of the non-solicitation covenants in deterring other potential acquirers from proposing an alternative transaction to either company that might be more advantageous to the stockholders of the applicable company; and

    . the other risks described in this joint proxy statement/prospectus under the heading "Risk Factors."

   Both boards determined that the potential benefits of the merger outweighed the potential risks.

   Each board also determined that the provisions of the merger agreement, including the exchange ratio, the parties' representations, warranties and covenants, and the conditions to their respective obligations, were the reasonable product of arm's length negotiations. Each board concluded that the terms of the relevant documents reasonably protected the interests of the applicable company's stockholders and did not present any significant impediments to proceeding with the merger considering all of the circumstances.

  iPrint's Reasons for the Merger

   In addition to the joint reasons for the merger, iPrint's board believed that the combined company would benefit from the following:

    .  access to Wood's Fortune 1000 customer base;

    .  access to Wood's nationwide sales force and presence;

    . access to Wood's long-standing, high-volume relationships with vendors and suppliers both domestically and internationally;

   iPrint's board reviewed a number of additional factors in evaluating the merger, including:

    . information concerning Wood's business, financial performance and condition, particularly its cash position, operations, technology, and management before and after giving effect to the merger, including the combined company's anticipated headcount reductions;


    . the audit and review of the financial statements of Wood by Arthur Andersen LLP to be conducted after the signing of the merger agreement, the possibility that they could reveal significant negative deviations in key items such as revenues and expenses and iPrint's right to terminate the merger agreement on the basis of such deviations;


    . the consideration iPrint will issue in the merger in light of comparable merger transactions;

    .  iPrint's management's view as to the integration of Wood;

    . the restrictions posed by the non-solicitation, stockholder vote, and termination provisions of the merger agreement and the effect that these provisions might have on iPrint's ability to respond to a superior offer from a third party and iPrint's directors' ability to discharge their fiduciary duties; and

    . the analyses performed by U.S. Bancorp Piper Jaffray, and its opinion (the full text of which is attached as Appendix E to this joint proxy statement/prospectus) to the effect that, as of June 22, 2001, and subject to a number of qualifications, assumptions and limitations set forth in the opinion, the consideration to be paid by iPrint in the proposed merger was fair, from a financial point of view, to iPrint.

   The iPrint board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

    . the reduction of iPrint's cash balances as a result of loans to Wood and Wood's potential need for additional financing;

    . the risk that Wood could carry excessive inventory for long periods of time;

    . the risk that Wood's infrastructure was not set up for redundancy, security, or the rigors of public compliance;

    .  the risk of a partially implemented supply chain system;

    . the risk of senior management and board members without public company experience, including Monte D. Wood, who will be the chief executive officer and a member of the board of directors of the combined company;

    . risks related to difficulties experienced by Wood in collecting payments from certain customers;

    . risks related to difficulties experienced by Wood in renegotiating its bank financing; and

    . risks related to sales force compensation, competition by former employees, non-competition arrangements, and prior employment agreements and lawsuits.

   In addition, iPrint's board of directors considered the interests that its officers and directors may have with respect to the merger in addition to their interests as iPrint stockholders. See "Interests of Certain iPrint Persons in the Merger" for a more complete discussion of these interests.

   iPrint's board concluded, however, that some of these risks were unlikely to occur, that others could be mitigated, and that, on balance, the merger's potential benefits to iPrint and its stockholders outweighed the associated risks. The discussion of the information and factors considered by iPrint's board is not intended to be exhaustive.

  Recommendation of iPrint's Board

   FOR THE REASONS DISCUSSED ABOVE, iPRINT'S BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, FOUND THE MERGER TO BE FAIR, ADVISABLE AND IN THE BEST INTERESTS OF ITS STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS OF iPRINT VOTE IN FAVOR OF THE iPRINT MERGER PROPOSAL.

  Wood's Reasons for the Merger

   Wood's board also believed that the potential benefits from combining Wood with iPrint include:

    . the opportunity to enhance customer relationships and attract new customers with iPrint's award-winning technology and streamlined infrastructure systems;

    . the opportunity to increase the combined company's competitive position by offering a broad, integrated product suite to a large customer base and by combining the technology, sales and management resources of Wood and iPrint;

    .  access to iPrint's cash reserves to help fund Wood operations; and

    . access to additional managerial expertise in finance, accounting, technology, and infrastructure.

   In its evaluation of the merger, the board of Wood also reviewed additional factors, including:

    . historical information and the views of Wood's management concerning the strengths and weaknesses of Wood and iPrint and the key attributes and opportunities of the combined company in terms of, among other things, products, sales, customers, management, and financial and competitive position;

    . information concerning iPrint's business, financial performance and condition, particularly its cash position, operations, technology, and management before and after giving effect to the merger, including the combined company's anticipated headcount reductions; and

    . internal development of new products and services, as well as the feasibility of alternative means of achieving the anticipated benefits of the merger, their potential timing and resource requirements.

   Wood's board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

    . risks related to Nasdaq delisting of the iPrint common stock for failure to meet minimum bid criteria or as a result of a "reverse merger";

    . risks related to multiple class action lawsuits against iPrint alleging material nondisclosures in its Registration Statement on Form S-1 regarding some of its underwriters' practices and dealings in connection with iPrint's initial public offering; and

    . the risk that the merger could adversely affect Wood's or iPrint's relationships with current and potential customers, distributors and other vendors.

   In addition, Wood's board of directors considered the interests that its officers and directors may have with respect to the merger in addition to their interests as Wood shareholders. See "The Merger--Interests of Certain Wood Persons in the Merger" for a more complete discussion of these interests.

   Wood's board of directors concluded that, on balance, the potential benefits to Wood and its shareholders of the merger outweighed the risks associated with the merger. The discussion of the information and factors considered by Wood's board of directors is not intended to be exhaustive.

  Recommendation of Wood's Board

   FOR THE REASONS DISCUSSED ABOVE, WOOD'S BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, FOUND THE MERGER TO BE FAIR, ADVISABLE AND IN THE BEST INTERESTS OF ITS SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF WOOD VOTE IN FAVOR OF THE WOOD PROPOSAL.

Opinion of iPrint's Financial Advisor

   iPrint retained U.S. Bancorp Piper Jaffray to render to the board of directors of iPrint an opinion as to the fairness, from a financial point of view, of the consideration to be paid by iPrint in the merger. On June 22, 2001, U.S. Bancorp Piper Jaffray delivered to the board of directors of iPrint its opinion, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the consideration proposed to be paid by iPrint in the proposed merger was fair, from a financial point of view, to iPrint. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this joint proxy statement/prospectus as Appendix E and is incorporated into this joint proxy statement/prospectus by reference. The iPrint stockholders should read the opinion carefully in its entirety in conjunction with this proxy statement/prospectus and should carefully consider the assumptions made, matters considered, and the limits of the review undertaken, by U.S. Bancorp Piper Jaffray.

   While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the board of directors of iPrint, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be paid by iPrint in the proposed merger. Such consideration was determined through negotiations between iPrint and Wood. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the board of directors of iPrint, addresses only the fairness, from a financial point of view, of the proposed consideration to be paid by iPrint in the proposed merger. The opinion does not address iPrint's underlying business decision to participate in the merger, and does not constitute a recommendation to any iPrint stockholder as to how a stockholder should vote with respect to the merger.

   In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed, analyzed and relied upon material relating to the financial and operating condition and prospects of iPrint and Wood and material prepared in connection with the proposed merger. These materials were, among other things:

    .  a draft of the merger agreement dated June 17, 2001;

    .  selected financial, operating and business information related to Wood;

    . publicly available financial, operating and business information related to iPrint;

    . publicly available market and securities data of iPrint and selected public companies deemed comparable to iPrint and Wood;

    .  Wall Street equity research reports relating to iPrint;

    . to the extent publicly available, financial information relating to selected merger and acquisition transactions deemed comparable to the proposed merger; and

    . internal financial information and projections of iPrint and Wood prepared for financial planning purposes and furnished by iPrint's and Wood's management.

   In addition, U.S. Bancorp Piper Jaffray engaged in discussions with management of iPrint concerning the financial condition, current operating results and business outlook of iPrint. U.S. Bancorp Piper Jaffray also had discussions with management of Wood concerning the financial condition, current operating results and business outlook of Wood.

   In delivering its opinion to the board of directors of iPrint on June 22, 2001, U.S. Bancorp Piper Jaffray presented to the board of directors various analyses and other information material to the opinion. The following is a summary of these analyses.

   Implied Consideration. Giving effect to the proposed exchange ratio and the trading price of iPrint common stock at the close of trading on June 20, 2001 of $0.48, U.S. Bancorp Piper Jaffray calculated an implied aggregate consideration for Wood of approximately $12.3 million and an implied enterprise value, which means equity value plus debt less cash, of $20.0 million.

   Stock Trading Analyses. U.S. Bancorp Piper Jaffray reviewed the stock trading history of iPrint. U.S. Bancorp Piper Jaffray presented the recent common stock trading information contained in the following table:

Closing price on June 20, 2001.. $0.48
30 calendar day closing average.  0.49
60 calendar day closing average.  0.44
90 calendar day closing average.  0.44
180 calendar day closing average  0.93
52 week high trade..............  8.44
52 week low trade...............  0.28

   Comparable Company Analysis. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Wood to corresponding data and ratios from four publicly traded marketing services companies deemed comparable to Wood (ADVO, Inc., Valassis Communications, Inc., Catalina Marketing Corporation and Harte-Hanks, Inc.) and eight publicly traded print and promotional products companies deemed comparable to Wood (Consolidated Graphics, Inc., 4Imprint.com, ImageX.com, Inc., Simon Worldwide, Inc., Lands' End, Inc., Wallace Computer Services, Inc., HA-LO Industries, Inc. and Lillian Vernon Corporation). The comparable company analysis was based on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases, Wall Street research reports and other sources and, with respect to Wood, financial planning data provided by management.

   In its analysis, U.S. Bancorp Piper Jaffray calculated and considered several factors, including:

    . the ratio of enterprise value to revenues for the latest twelve months and projected revenue for calendar years 2001 and 2002;

    . the ratio of enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months and projected EBITDA for calendar years 2001 and 2002; and

    . the ratio of stock price on June 20, 2001 to earnings per share for the latest twelve months and projected earnings per share for calendar years 2001 and 2002.

   This analysis produced multiples of selected valuation data as follows:

                                                     Marketing Services    Print & Promotional Products
                                           Wood   -----------------------  ---------------------------
                                         Alliance Low   Mean  Median High   Low      Mean  Median High
                                         -------- ----  ----  ------ ----  ---       ----  ------ ----
Enterprise value to latest twelve months
  revenue...............................    0.2x   0.8x  2.3x   2.1x  4.4x 0.0x       0.4x   0.4x  0.8x
Enterprise value to calendar year 2001
  revenue...............................    0.3x   0.8x  2.1x   2.0x  3.8x 0.2x       0.4x   0.4x  0.8x
Enterprise value to calendar year 2002
  revenue...............................    0.3x   0.7x  1.9x   1.8x  3.3x 0.2x       0.4x   0.3x  0.7x
Enterprise value to latest twelve months
  EBITDA................................    7.0x   6.5x  9.5x   9.1x 13.4x 3.1x       6.5x   5.1x 12.4x
Enterprise value to calendar year 2001
  EBITDA................................    NEG    6.7x  8.8x   8.6x 11.5x 2.2x       7.1x   5.6x 11.9x
Enterprise value to calendar year 2002
  EBITDA................................   10.8x   6.3x  7.9x   7.8x  9.8x 2.7x       5.9x   4.8x 11.1x
Stock Price (6/20/01) to latest twelve
  months earnings per share.............    4.5x   1.4x  2.6x   2.5x  4.0x 1.8x       5.8x   3.9x 13.7x
Stock Price (6/20/01) to calendar year
  2001 earnings per share...............    NEG   12.7x 18.2x  16.0x 28.2x 8.1x      13.2x   9.8x 26.2x
Stock Price (6/20/01) to calendar year
  2002 earnings per share...............   13.5x  11.6x 15.9x  14.0x 24.0x 8.1x      14.4x  12.5x 22.8x

--------
(1) Equity and enterprise values calculated using fully-diluted shares from the treasury stock method as of the close of trading on June 20, 2001.

(2) Comparable companies projected revenues, EBITDA and earnings per share data are based on Wall Street estimates.

   Merger and Acquisition Multiple Analysis. U.S. Bancorp Piper Jaffray reviewed three different groups of merger and acquisition transactions which it deemed comparable to the merger, including:

    . a focused group of seven transactions which, among other criteria, involved acquired companies that U.S. Bancorp Piper Jaffray deemed similar to Wood and which had standard industrial classification codes similar to those of Wood;

    . a broad group of ninety-three transactions which, among other criteria, involved acquired companies with selected standard industrial classification codes; and

    . a group of twenty transactions which, among other criteria, involved a technology company acquiring a non-technology company and resulted in the acquiring company's stockholders holding between 50% and 80% of the combined company's equity securities.

   All of the comparable transactions were announced after January 1, 1998, had an equity value in excess of $5 million, involved the purchase of 100% of the acquired company and did not involve share repurchases or hostile takeovers. The merger and acquisition analysis was based on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

   U.S. Bancorp Piper Jaffray analyzed the selected transactions and compared the resulting multiples of selected valuation data to multiples for Wood derived from the implied value payable in the merger. The analysis produced multiples of selected valuation data as follows:

                                                                                                        Technology Company
                                                                                                     Acquiring Non-Technology
                                                       Focused Group              Broad Group                Company
                                           Wood   -----------------------  ----------------------    -----------------------
                                         Alliance Low   Mean  Median High  Low  Mean  Median High    Low  Mean  Median High
                                         -------- ----  ----  ------ ----  ---  ----  ------ ----    ---  ----  ------ -----
Enterprise value to latest twelve months
 revenue................................   0.2x    0.6x  1.7x   1.3x  3.6x 0.1x  3.4x   1.5x 62.1x   0.5x  6.2x   2.8x  25.6x
Enterprise value to latest twelve months
 EBITDA.................................   7.0x    4.3x 13.2x  13.9x 29.4x 0.7x 41.7x  12.2x   NM(1) 4.6x 56.8x  16.8x 494.0x
Enterprise value to latest twelve months
 net income.............................   4.5x   11.4x 41.8x  35.5x 71.2x 2.5x 71.1x  23.7x   NM(1) 6.2x 94.1x  34.0x 709.0x

--------
(1) Data is not meaningful.

   Discounted Cash Flow Analysis. U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Wood in which it calculated the present value of the projected future cash flows of Wood using internal financial planning data prepared by Wood's management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Wood based on the net present value of its implied annual cash flows and a terminal value for Wood at calendar year end 2004 calculated based upon a multiple of latest twelve months EBITDA. U.S. Bancorp Piper Jaffray applied a range of discount rates of 25% to 35% and a range of terminal value multiples of 5.0x to 9.0x of forecasted 2004 EBITDA, which yielded the following range of enterprise values for Wood:

                                  Low     Mid    High
                                ------- ------- -------
Enterprise value (in thousands) $16,324 $22,567 $30,434

   Pro Forma Analyses. U.S. Bancorp Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected cash earnings per share of the combined company at and for the fourth quarter of 2001, calendar year 2001, the four quarters of 2002 and calendar year 2002 using management estimates provided by iPrint and assuming a merger date of September 30, 2001. U.S. Bancorp Piper Jaffray performed this analysis with and without taking into account the following projected operating expense synergies:

                            Fourth  Calendar  First  Second   Third  Fourth  Calendar
                            Quarter   Year   Quarter Quarter Quarter Quarter   Year
                             2001     2001    2001    2002    2002    2002     2002
                            ------- -------- ------- ------- ------- ------- --------
Operating Expense Synergies
  (in thousands)...........  $640     $640    $640    $650    $652   $1,085   $3,027

   U.S. Bancorp Piper Jaffray determined that the transaction could be accretive to the projected stand-alone cash earnings per share of iPrint, both with and without taking into effect operating expense synergies, in calendar year 2001. For calendar year 2002, U.S. Bancorp Piper Jaffray determined that the transaction could be accretive to the projected stand-alone cash earnings per share of iPrint taking into effect operating expense synergies, but could be dilutive to the projected stand-alone cash earnings per share of iPrint without taking into effect operating expense synergies.

   U.S. Bancorp Piper Jaffray analyzed the actual or expected contributions of each of iPrint and Wood to revenue and cash earnings of the combined company for calendar year 2000, the four fiscal quarters of 2001, calendar year 2001 and calendar year 2002 based on data and projections provided by management of iPrint and Wood and without consideration of synergies. The analysis indicated that during these periods Wood would contribute to the combined entity revenue of 78.9% and negative net cash. Wood stockholders will receive an aggregate of approximately 45.7% of the shares of the combined company, based on a treasury stock method.

   In reaching its conclusion as to the fairness of the merger consideration to be paid by iPrint and in its presentation to the board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

   The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to iPrint, Wood or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which iPrint and Wood were compared and other factors that could affect the public trading value of the companies.

   For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by iPrint and Wood or otherwise made available to it and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of iPrint and Wood that the information provided to it by iPrint and Wood was prepared on a reasonable basis, the financial planning data and other business outlook information reflect the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. U.S. Bancorp Piper Jaffray also assumed that there have been no material changes in iPrint's or Wood's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to U.S. Bancorp Piper Jaffray.

   For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that the final form of the merger agreement would be substantially similar to the last draft it reviewed, without modification or waiver of material terms or conditions by iPrint or Wood. U.S. Bancorp Piper Jaffray also assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the merger.

   In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of iPrint or Wood, and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray expressed no opinion as to the liquidation value of any entity. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of iPrint or Wood common stock have traded or at which the shares of iPrint, Wood or the combined company may trade at any future time. U.S. Bancorp Piper Jaffray was not authorized to solicit, and did not solicit, other persons regarding a business combination with iPrint. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

   U.S. Bancorp Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the transaction. The opinion does not address the relative merits of the transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available, on the other hand.

   U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The board of directors of iPrint selected U.S. Bancorp Piper Jaffray because of its expertise, reputation and familiarity with the printing technology and promotional marketing industries in general and with iPrint in particular. U.S. Bancorp Piper Jaffray writes research on and maintains a market in iPrint's common stock. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of iPrint for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

   Under the terms of the engagement letter dated May 21, 2001, iPrint agreed to pay U.S. Bancorp Piper Jaffray a customary fee upon rendering the opinion to the iPrint board of directors. Whether or not the transaction is consummated, iPrint has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the board of directors.

Existing Business Relationships Between iPrint and Wood

  Bridge loan

   On July 2, 2001, pursuant to a Loan and Security Agreement, iPrint provided a secured loan to Wood for $200,000. The loan bears interest at 6% per annum. The principal and all accrued interest are due and payable on July 1, 2002. The purpose of the loan was to enable Wood to pay expenses associated with the merger.


  Strategic bridge loans


   Effective as of August 30, 2001, iPrint and Wood entered into a Loan and Security Agreement pursuant to which iPrint provided a secured loan to Wood for $1.0 million. The loan bears interest at 10% per annum and is secured by substantially all of the assets of the Company. The loan is subordinate to the Wood bank line of credit. Subject to the subordination, iPrint has the right to demand repayment of the $1 million loan on five days' written notice. The principal and all accrued interest are due and payable on August 29, 2002. The purpose of the loan was to fund various sales and marketing initiatives of Wood.




   Effective September 24, 2001, iPrint and Wood entered into a Loan and Security Agreement pursuant to which iPrint provided a secured loan to Wood for $200,000. The loan bears interest at 10% per annum and is secured by substantially all of the assets of Wood. The loan is subordinate to Wood's existing bank line of credit. Subject to the subordination, iPrint has the right to demand repayment of the $200,000 loan on five days' written notice. The principal and accrued interest are due and payable on September 24, 2002. The purpose of the loan is to provide Wood with working capital to produce merchandise in response to a particular customer order.



   iPrint is currently contemplating providing a secured loan to Wood of up to $600,000 to be completed on or about the mailing date of this joint proxy statement/prospectus and on terms and conditions substantially similar to the bridge loans described above. In addition, prior to the completion of the merger, iPrint, at its discretion, may loan additional funds to Wood from time to time and on terms and conditions substantially similar to the bridge loans described above. The purpose of such loans would be to provide Wood working capital to produce merchandise in response to specific customer orders, and each loan would be subject to waiver of borrowing restrictions by Wood's primary lender.




  Strategic development agreement

   Effective August 30, 2001, iPrint and Wood entered a Strategic Development Agreement pursuant to which iPrint agreed to provide set-up, management, support, development, and maintenance services in connection with

Wood's establishment of corporate customer websites. These websites will enable employees of corporate customers to purchase customer-specific products. iPrint's services will be provided in exchange for Wood's payment of initial and monthly fees, and for Wood's provision of limited exclusivity and sales and marketing support. In addition, the Strategic Development Agreement contemplates iPrint's provision of internal systems support to Wood and Wood's provision of customer service support to iPrint.

  Cooperative sale and fulfillments efforts


   Since signing the merger agreement, iPrint and Wood have made various joint sales proposals to existing and prospective customers of both companies. Joint proposals that are accepted will form the basis of customer relationships in which iPrint and Wood collaborate in the fulfillment of the contracts. The two companies also have contemplated joint promotions on iPrint's website and arrangements in which Wood will fulfill requests for promotional products from iPrint's customers.


Change of President and Chief Executive Officer of iPrint Following the Merger

   In connection with the merger, iPrint and Wood have agreed that, at the effective time, Royal P. Farros, the current chairman and chief executive officer of iPrint, will remain as the chairman of iPrint, while Monte D. Wood, the current president and chief executive officer of Wood, will be named the president and chief executive officer of iPrint. See "Agreements Related to the Merger Agreement--Employment and Proprietary Rights Assignment Agreements."

Interests of Certain iPrint Persons in the Merger

   When considering the recommendation of iPrint's board of directors, iPrint stockholders should be aware that iPrint directors and officers have interests in the merger that are different from, or are in addition to, your interests. The iPrint board of directors was aware of these potential conflicts and considered them.

   In connection with the merger, Royal P. Farros and David L. Hodson have entered into employment agreements with iPrint. The agreements will become effective upon the consummation of the merger. Under his agreement, Mr. Farros' annual salary will be increased from $200,000 to $250,000 and he will remain eligible for his current annual bonus of 30% of his annual salary. Under his agreement, Mr. Hodson will continue to receive an annual salary of $200,000 and will remain eligible for his current annual bonus of 25% of his annual salary. Messrs. Farros and Hodson each will receive standard benefits, and Mr. Farros will also receive a long-term disability policy. Mr. Farros and Mr. Hodson will be granted options to purchase 350,000 and 200,000 shares of iPrint common stock, respectively. In addition to the benefits he will receive pursuant to his employment agreement, Mr. Hodson will be awarded a four-week paid vacation upon the consummation of the merger. See "Agreements Related to the Merger Agreement--Employment and Proprietary Rights Assignment Agreements."

Interests of Certain Wood Persons in the Merger

   When considering the recommendation of Wood's board of directors, Wood shareholders should be aware that Wood directors and officers have interests in the merger that are different from, or are in addition to, your interests. The Wood board of directors was aware of these potential conflicts and considered them.

   In connection with the merger, Monte D. Wood has entered into an employment agreement with iPrint which will become effective upon the consummation of the merger. Under his agreement, Mr. Wood will receive an annual salary of $250,000 and will be eligible for an annual bonus of 30% of his annual salary. Mr. Wood will receive standard benefits, as well as a long-term disability policy. Mr. Wood will be granted options to purchase 350,000 shares of iPrint common stock. See "Agreements Related to the Merger Agreement--Employment and Proprietary Rights Assignment Agreements."

   In connection with the merger, Mr. Wood entered into a rights agreement with iPrint in order to grant Mr. Wood substantially the same rights that Mr. Farros holds with respect to registration of iPrint shares with the SEC so that his shares may be publicly resold or to include their shares in any registration statement filed by iPrint. Such rights agreement is contingent upon the successful completion of the merger. See "Agreements Related to the Merger Agreement--Third Amended and Restated Rights Agreement."

   Under the merger agreement, iPrint has agreed to honor any indemnification provisions concerning Wood officers and directors under Wood's articles of incorporation and bylaws for a period of six years from the completion of the merger.

Treatment of Wood Stock Options

   Wood's equity plans include the 1997 Stock Option Plan, the 1998 Stock Option Plan and the Wood Millennium Option Plan. In addition, certain stock options held by Wood directors were granted outside of these option plans. Upon the closing of the merger, each outstanding Wood option, whether vested or unvested, will be assumed by iPrint, shall continue in full force and effect and shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Wood stock option plans and any other document governing each such option immediately prior to the closing of the merger, including the vesting schedules and any restrictions on the exercisability, except that:

    . each such option will be exercisable for that number of whole shares of iPrint common stock equal to the product of the number of shares of Wood common stock that were issuable upon exercise of each such option immediately prior to the closing of the merger multiplied by the exchange ratio and rounded down to the nearest whole number of shares of iPrint common stock; and

    . the per share exercise price for the shares of iPrint common stock issuable upon exercise of each such assumed option will be equal to the quotient determined by dividing the exercise price per share of Wood common stock at which each such option was exercisable immediately prior to the closing of the merger by the exchange ratio, rounded up to the nearest whole tenth of a cent.

   See "The Merger Agreement--Wood Stock Option and Stock Incentive Plans."

Amendment to iPrint 1997 Stock Option Plan

   As an integral part of the approval by iPrint stockholders of the share issuance by iPrint of iPrint common stock to the Wood shareholders in connection with the merger, iPrint is also requesting that stockholders approve an amendment to the 1997 Stock Option Plan for an increase in the number of shares reserved for issuance under the 1997 Stock Option Plan by 3,500,000 shares, as adjusted pursuant to any stock splits, combinations, stock dividends or the like, including pursuant to any reverse split set forth in iPrint's second proposal, constituting less than 10% of the pro-forma outstanding shares as of the closing of the merger, as well as an amendment to permit the new shares to be granted as incentive stock options. Currently, the total number of shares reserved and unissued under the plan is 4,732,979, cumulatively increased on January 1, 2001 and each January 1 thereafter by a number of shares equal to 5% of the number of shares of stock issued and outstanding on the immediately preceding December 31. These may be authorized but unissued or reacquired shares of stock, or any combination thereof. The board of directors believes that long-term equity incentives are important factors in attracting and retaining qualified employees, consultants and directors. The board of directors of iPrint believes that it must offer a competitive equity incentive package to the Wood employees joining iPrint upon the closing of the merger. The proposed increase is intended to ensure that iPrint will have available a reasonable number of shares to meet this goal. Accordingly, the board believes that approval of this proposal is in the best interests of iPrint and its stockholders. A vote in favor of the iPrint Merger Proposal will be a vote in favor of this increase in the number of shares reserved for issuance and amendment to permit the new shares to be granted as incentive stock option under the 1997 Stock Option Plan.

Board Composition; Amendment and Restatement to iPrint's Second Amended and Restated Certificate of Incorporation

   Upon the closing of the merger:

    .  iPrint's board of directors will be fixed at seven directors;


    . three (3) of iPrint's current directors, Mark Dubovoy, Deepak Kamra and Guy T. Kawasaki, will resign; and



    . the iPrint board of directors will consist of six directors: Royal P. Farros, as chairman of the board of directors, Monte D. Wood, James A. McCormick, J.A. Heidi Roizen, Peter J. Dalton, and Edward C. Driscoll.



   The one remaining vacant seat will be filled by a member appointed by an affirmative vote of at least 66 2/3% of the iPrint board, as described below.


   The merger agreement provides for the amendment and restatement of iPrint's second amended and restated certificate of incorporation to fix the size of the board at seven (7) and change the voting requirements by which directors are nominated, vacancies are filled, and the size of the board of directors increased. See "The Merger Agreement--Management of iPrint and Wood (as the Surviving Corporation) Following the Merger." The amendment and restatement will change the voting requirements to require an affirmative vote of at least 66 2/3% of the iPrint board of directors for a period of one year following the closing of the merger to (i) fill any vacancies of the board of directors, (ii) to nominate any new members of the board of directors, or (iii) to increase the size of the board of directors. Any amendment to the provisions set forth in the foregoing requiring at least a 66 2/3% vote of the outstanding iPrint capital stock, as currently provided in iPrint's second amended and restated certificate of incorporation. The form of amended and restated certificate of incorporation to be in effect following the merger (without giving effect to the proposed amendment to the certificate of incorporation relating to the reverse split proposal), marked to show all changes from the current amended and restated certificate of incorporation, is attached to this joint proxy statement/prospectus as Appendix B. A vote in favor of the iPrint Merger Proposal will be a vote in favor of this amended and restated certificate of incorporation.

Employee Matters

   Pursuant to the merger agreement, iPrint has agreed to make offers of at-will employment to all employees of Wood recommended by a steering committee comprised of persons mutually appointed by iPrint and Wood. All Wood employees who are not selected to receive offers will be terminated by Wood prior to the effective date of the merger.

Overview and Structure of the Merger

   At the effective time of the merger, Metal Combination Corp., a wholly-owned subsidiary of iPrint, will merge with and into Wood, whereupon the separate corporate existence of Metal Combination Corp. shall cease and Wood will be the surviving corporation. Thus, as a result of the merger, Wood will be a wholly-owned subsidiary of iPrint. Each issued and outstanding share of Wood common stock immediately prior to the effective time of the merger will be converted into the right to receive 0.86 of a share of iPrint common stock at the effective time, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement.

Material Federal Income Tax Consequences of the Merger

   The following is a discussion of the material United States federal income tax considerations relevant to the exchange of shares of Wood common stock for iPrint common stock pursuant to the merger that are generally applicable to you. This discussion assumes that Wood shareholders hold their Wood shares as capital assets for investment. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, the existing and proposed Treasury Regulations promulgated under the Code, current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could materially affect the conclusions discussed below. Wood shareholders should also be aware that the following discussion does not deal with all U.S. federal income tax consequences that may result from the merger and does not deal with all U.S. federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as shareholders, if any, who are dealers in securities, banks, insurance companies, tax-exempt organizations, or are foreign persons, shareholders who acquired their stock through stock option or stock purchase plans or in other compensatory transactions, or who hold their stock as part of an integrated investment (including a straddle) comprised of shares of stock and one or more other positions, shareholders who have entered into a constructive sale of their stock under the constructive sale provisions of the Code or shareholders, if any, who hold their Wood common stock as qualified small business stock, within the meaning of the Code.

   The following discussion does not address any of the tax consequences of the merger under any foreign, state or local tax laws, and does not address the tax consequences of transactions effectuated prior to, at the time of, or after the merger (whether or not the transactions are in connection with the merger), including the exercise of options, warrants or similar rights to purchase stock, or the exchange, assumption or substitution of options, warrants or similar rights to purchase Wood stock for rights to purchase iPrint common stock. No ruling from the Internal Revenue Service will be requested concerning the federal income tax consequences of the merger. The discussion set forth below is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Accordingly, Wood shareholders are urged and expected to consult their own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences and applicable tax return reporting requirements.

   Federal Income Tax Consequences of the Merger to Wood Shareholders. The merger is intended to constitute a tax-free "reorganization" within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications referred to herein, if the merger qualifies as a tax-free "reorganization," the exchange of Wood common stock for iPrint common stock in connection with the merger will generally produce the following federal income tax consequences:

    . Wood shareholders will not recognize gain or loss based solely upon their receipt of iPrint common stock in exchange for their Wood common stock in the merger (except to the extent of cash received instead of a fractional share of iPrint common stock);

    . Wood shareholders will recognize gain or loss measured by the difference (if any) between the amount of cash received by them instead of a fractional share of iPrint common stock and their tax basis in the fractional share, as if they had received the iPrint fractional share and then had it redeemed for cash;

    . the aggregate tax basis of the iPrint common stock Wood shareholders receive in the merger (including iPrint shares held in escrow) will generally be the same as the aggregate tax basis of their Wood common stock surrendered in the exchange, reduced by any amount allocable to a fractional share of iPrint common stock for which cash is received;

    . upon the consummation of the merger, Wood shareholders will also be treated as having received their proportionate portion of the iPrint common shares received in the exchange subject to the escrow agreement without recognition of any gain or loss, with the adjusted tax basis of both the iPrint common stock they receive on closing and the shares held in escrow determined as though they received all the shares held in escrow. No gain or loss will be recognized upon the release of any shares from escrow to Wood shareholders at the conclusion of the escrow agreement. However, if any shares held in escrow are returned to iPrint in payment of indemnity obligations, Wood shareholders will recognize a gain or loss equal to the difference between the fair market value of the shares returned to iPrint, determined at that time, and their adjusted tax basis in the shares returned to iPrint. Wood shareholders' adjusted tax basis in the remaining iPrint common shares and any remaining shares held in escrow should then be increased by an amount equal to the value of the shares returned to iPrint from the escrow;

    . the holding period of the iPrint common stock that Wood shareholders receive in the merger will generally include the period during which the Wood common stock surrendered in the exchange for the iPrint common stock was considered to be held; and

    . if Wood shareholders receive a cash indemnity payment from iPrint, they will not recognize a loss, but will recognize a gain, if any, to the extent of the lesser of the amount of the cash received, or an amount equal to the sum of the cash and the value, as of the date of the merger, of the iPrint common stock received minus their adjusted tax basis in the exchanged Wood common stock. Subject to certain provisions of the Code, which under certain circumstances, could result in the cash received being treated as a dividend, such gain will be capital gain. Wood shareholders' adjusted tax basis in the shares of iPrint common stock they receive would be increased by any gain they recognize as a result of receipt of any cash indemnity payment from iPrint and would be reduced by the amount of cash received.

   If Wood shareholders exercise dissenters' rights with respect to the merger and receive a cash payment, they will generally recognize capital gain or loss measured by the difference between the amount of cash received and their adjusted tax basis. However, the payment could result in ordinary income if the payment is essentially equivalent to a dividend or has the effect of a distribution of a dividend, as described in the Code. A sale of Wood shares incident to an exercise of dissenters' rights by Wood shareholders will generally not be essentially equivalent to a dividend or have the effect of a dividend if, after the sale, Wood shareholders do not own any shares of iPrint common stock and they are not treated as constructively owning any shares of iPrint common stock.


   Without a ruling from the IRS verifying that the IRS will not challenge the merger's status as a tax-free "reorganization," no assurances can be given that a contrary position will not be taken by either the IRS or a court considering the issue. Nevertheless, the companies' obligations to complete the merger are conditioned on the receipt by Wood of an opinion from its counsel, Pillsbury Winthrop, and on the receipt by iPrint of an opinion from its counsel, Gray Cary, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The opinions of Pillsbury Winthrop and Gray Cary will be subject to limitations and qualifications and will be based on representations made by Wood and iPrint. Wood and iPrint will undertake to recirculate these proxy materials and resolicit proxies if the parties waive the receipt of these opinions as a condition to closing. None of the opinions, nor the tax consequences described above, are binding on the IRS or the courts and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court.


   A successful IRS challenge to the tax-free reorganization status of the merger would result in Wood shareholders recognizing taxable gain or loss with respect to each share of common stock of Wood surrendered. This gain or loss would be equal to the sum of any cash you receive and the value, as of the date of the merger, of the iPrint common stock you receive minus your adjusted tax basis in the shares of Wood common stock surrendered. In this case, the aggregate tax basis in the iPrint common stock you receive would equal its fair market value and the holding period would begin on the day following the merger.

   Federal Income Tax Consequences of the Merger to iPrint Stockholders. iPrint stockholders will not recognize any gain or loss as a result of the merger.

   Federal Income Tax Consequences of the Merger to the Companies. The merger will not result in taxable income for Wood, iPrint or Metal Combination Corp.

   The preceding discussion is intended only as a general summary of certain federal income tax consequences of the merger. It does not address the consequences of any foreign, state or local tax laws, and does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Again, Wood shareholders and iPrint stockholders are urged to consult their own tax advisor as to the specific consequences of the merger to them, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws, including the effects of any proposed changes in the tax laws, and their obligation to retain information regarding the transaction.

Anticipated Accounting Treatment of the Merger

   The merger will be accounted for as a purchase business combination for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing iPrint's financial statements, iPrint will establish a new accounting basis for Wood's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Any excess of cost over the fair value of the net tangible and identifiable intangible assets of Wood will be recorded as goodwill. Pursuant to Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill is not subject to amortization over its estimated useful life. Rather, goodwill is subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. iPrint will determine the fair value of Wood's assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing pro forma information in this joint proxy statement/prospectus, iPrint has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Nasdaq Listing Status


   On June 8, 2001, the Nasdaq Stock Market, Inc. notified iPrint that it would delist its common stock from The Nasdaq National Market for failure to maintain at least a $1.00 per share bid price. The delisting of iPrint's stock was suspended pending a hearing and review by a Nasdaq Listing Qualification Panel. On July 26, 2001, iPrint appeared at a hearing brought before the Listing Qualifications Panel. On August 24, 2001, the Listing Qualification Panel issued a determination in which it stated that iPrint's common stock will continue to be listed on the Nasdaq National Market subject to the following: iPrint must file a proxy statement with the SEC and Nasdaq on or before September 7, 2001, evidencing iPrint's intent to seek shareholder approval for a reverse stock split; on or before October 31, 2001, iPrint must evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days; and iPrint must demonstrate compliance with all other requirements for continued listing.


   The Panel also found that the merger between iPrint and Wood would not result in a "reverse merger," however, for a period of forty-five days following its determination, the Panel's findings are subject to review by the Nasdaq Listing and Hearing Review Council. If the Listing and Hearing Review Council were to overturn the Panel's determination and determine that the merger between iPrint and Wood would result in a "reverse merger," the combined company would be required to meet Nasdaq's more stringent initial listing criteria, and if unable to do so, its shares would be delisted.

   iPrint and Wood intend to complete the merger regardless of the listing status of iPrint's common stock, and therefore, it is possible that the shares of iPrint common stock that Wood shareholders receive in the merger will not be listed on Nasdaq. If iPrint's shares are delisted for any reason before or after the merger, the market price and market liquidity of its common stock could be materially adversely affected.

Independence from iPrint Reverse Split


   The completion of the merger is not conditioned upon the effecting of the reverse split pursuant to obtaining the iPrint stockholders' approval of the iPrint Reverse Split Proposal.

Restrictions on Resale of iPrint Common Stock

   The shares of iPrint common stock to be issued to Wood shareholders in the merger will be registered under the Securities Act. In connection with the merger, Royal P. Farros, Monte D. Wood and David L. Hodson have each entered into an agreement with iPrint not to sell or otherwise dispose of any shares of iPrint common stock for a period of ninety days following the closing of the merger. The terms of the lock up agreements provide that shares subject to such lock up agreements include shares of iPrint common stock held on the date of the merger agreement, shares of iPrint common stock acquired at any time prior to the closing of the merger, shares of iPrint common stock obtained through the merger and shares of iPrint common stock acquired upon the conversion or exercise of securities convertible into or exchangeable or exercisable for shares of iPrint common stock from the date of the merger agreement through the ninety day lock up period. Shares of iPrint common stock not deemed to be covered by the lock up agreements include shares of iPrint common stock surrendered to iPrint through the ninety day lock up period that an individual acquired through the prior exercise of iPrint options for the purpose of addressing alternative minimum tax or other tax issues or in repayment of a loan or to cancel or reduce indebtedness owed by such individual to iPrint.

   Pursuant to the terms of the Third Amended and Restated Rights Agreement entered into by and among Royal P. Farros, Monte D. Wood, iPrint and several iPrint stockholders, Messrs. Farros and Wood may not include more than 10% of their shares in any registration statement filed with the SEC by iPrint for a period of six months following the closing of the merger. Following the six-month period, the limitation will be lifted.

   Shares of iPrint common stock issued to any person who is an affiliate of Wood will also be subject to restrictions on transfer. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Wood and may include Woods officers and directors, as well as Wood's principal shareholders. Affiliates may not sell their shares of iPrint common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under paragraph (d) of Rule 145 under the Securities Act, or any other applicable exemption under the Securities Act.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of iPrint and Wood using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, "Business Combinations." Under this method of accounting, iPrint will allocate the purchase price to the fair value of assets acquired, including identifiable intangible assets and goodwill. The purchase price allocation is subject to revision when iPrint obtains the final valuation. The Unaudited Pro Forma Condensed Combined Financial Statements are based on the respective historical financial statements and the accompanying notes of iPrint and Wood, which are included in this joint proxy statement/prospectus.

   The unaudited pro forma condensed combined balance sheet assumes the merger took place on June 30, 2001. The unaudited pro forma condensed combined statements of operations assume that the merger took place on January 1, 2001 and 2000. The Unaudited Pro Forma Condensed Combined Financial Statements are based on the estimates and assumptions set forth in the notes to these statements. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Securities and Exchange Commission. The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to be indicative of the results of operations for future periods or the combined financial position or the combined results of operations that actually would have been realized had the entities been a single entity during these periods. iPrint estimates that they will incur direct transaction costs of approximately $2,150,000 associated with the merger which will be included in the total purchase cost for accounting purposes and are considered in the pro forma adjustments. There can be no assurance that the combined company will not incur additional charges in subsequent periods reflecting costs associated with the merger.

   These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and the related notes thereto of each of iPrint and Wood which are included in this joint proxy statement/prospectus.

                                iPRINT AND WOOD
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                (In thousands)


                                                            Historical
                                                         ---------------   Pro Forma      Pro Forma
                                                         iPrint   Wood    Adjustments     Combined
                                                         ------- -------  -----------     ---------
                        ASSETS
Current assets:
   Cash and cash equivalents............................ $10,645 $    --    $    --        $10,645
   Short-term investments...............................   7,205      --         --          7,205
   Restricted cash......................................     356      --         --            356
   Accounts and other receivables, net..................   1,227   9,677         --         10,904
   Inventories..........................................      --   3,389         --          3,389
   Deferred income taxes................................      --   2,441         --          2,441
   Prepaid expenses and other current assets............     394   1,281         --          1,675
                                                         ------- -------    -------        -------
       Total current assets.............................  19,827  16,788         --         36,615
Goodwill and other intangible assets, net...............      --      --     19,519(A)(B)   19,519
Property and equipment, net.............................   3,202   3,125         --          6,327
Deferred income taxes...................................      --     223         --            223
Deposits and other assets...............................   2,163     812     (1,350)(A)      1,625
                                                         ------- -------    -------        -------
                                                         $25,192 $20,948    $18,169        $64,309
                                                         ======= =======    =======        =======
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable..................................... $ 2,361 $ 7,667    $    --        $10,028
   Accrued and other current liabilities................   3,233   5,877        800(A)       9,910
   Income taxes payable.................................      --     288         --            288
   Current portion of bank borrowings and capital lease.       6   7,666         --          7,672
                                                         ------- -------    -------        -------
       Total current liabilities........................   5,600  21,498        800         27,898
Non-current portion of loan and lease...................      10      --         --             10
                                                         ------- -------    -------        -------
       Total liabilities................................   5,610  21,498        800         27,908
Stockholders' equity....................................  19,582    (550)    17,369(A)(B)   36,401
                                                         ------- -------    -------        -------
                                                         $25,192 $20,948    $18,169        $64,309
                                                         ======= =======    =======        =======



See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                                iPRINT AND WOOD
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2001
                     (In thousands, except per share data)

                                                                 Historical
                                                              ----------------   Pro Forma   Pro Forma
                                                              iPrint    Wood    Adjustments  Combined
                                                              -------  -------  -----------  ---------
Revenues..................................................... $ 5,649  $27,632    $    --    $ 33,281
Cost of revenue..............................................   3,597   18,619         --      22,216
                                                              -------  -------    -------    --------
   Gross profit..............................................   2,052    9,013         --      11,065
                                                              -------  -------    -------    --------
Operating expenses:
   Research and development..................................   2,964       --         --       2,964
   Sales and marketing.......................................   5,724    7,140         --      12,864
   General and administrative................................   3,091    5,152         --       8,243
   Amortization of deferred stock compensation, net of
     forfeitures.............................................    (417)      --         24(C)     (393)
   Corporate restructuring costs.............................     394       --         --         394
   Amortization of intangible assets.........................      --       --        183(D)      183
                                                              -------  -------    -------    --------
       Total operating expenses..............................  11,756   12,292        207      24,255
                                                              -------  -------    -------    --------
Loss from operations.........................................  (9,704)  (3,279)      (207)    (13,190)
Other income (expense), net..................................     798     (387)        --         411
                                                              -------  -------    -------    --------
Loss before income taxes.....................................  (8,906)  (3,666)      (207)    (12,779)
Income tax benefit...........................................      --    1,655         --       1,655
                                                              -------  -------    -------    --------
Net loss..................................................... $(8,906) $(2,011)   $  (207)   $(11,124)
                                                              =======  =======    =======    ========
Basic and diluted net loss per share......................... $ (0.30)                       $  (0.20)
                                                              =======                        ========
Shares used to calculate basic and diluted net loss per share  30,130              24,803(E)   54,933
                                                              =======             =======    ========


See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                                iPRINT AND WOOD
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     (In thousands, except per share data)

                                                                  Historical                    Pro
                                                              -----------------   Pro Forma    Forma
                                                               iPrint    Wood    Adjustments  Combined
                                                              --------  -------  -----------  --------
Revenues..................................................... $ 17,069  $87,329    $    --    $104,398
Cost of revenues.............................................   12,021   58,075         --      70,096
                                                              --------  -------    -------    --------
   Gross profit..............................................    5,048   29,254         --      34,302
                                                              --------  -------    -------    --------
Operating expenses:
   Research and development..................................    6,652       --         --       6,652
   Sales and marketing.......................................   27,390   18,238         --      45,628
   General and administrative................................    7,374    9,833         --      17,207
   Amortization of deferred stock compensation, net of
     forfeitures.............................................    1,849       --         48(C)    1,897
   Amortization of intangible assets.........................       --       --        367(D)      367
                                                              --------  -------    -------    --------
       Total operating expenses..............................   43,265   28,071        415      71,751
                                                              --------  -------    -------    --------
Income (loss) from operations................................  (38,217)   1,183       (415)    (37,449)
Other income (expense), net..................................    2,242     (563)        --       1,679
                                                              --------  -------    -------    --------
Income (loss) before income taxes............................  (35,975)     620       (415)    (35,770)
Income tax expense...........................................       --     (331)        --        (331)
                                                              --------  -------    -------    --------
Net income (loss)............................................ $(35,975) $   289    $  (415)   $(36,101)
                                                              ========  =======    =======    ========
Basic and diluted net loss per share......................... $  (1.39)                       $  (0.71)
                                                              ========                        ========
Shares used to calculate basic and diluted net loss per share   25,970              24,803(E)   50,773
                                                              ========             =======    ========


See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

   On June 23, 2001, iPrint announced that it had entered into a definitive merger agreement with Wood. Under the terms of the agreement as amended and restated on August 30, 2001, each outstanding share of Wood common stock will be converted into 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement. In addition, iPrint will issue options to purchase shares of iPrint common stock in exchange for each issued and outstanding Wood option, using the same exchange ratio for each share of Wood.

   The merger will be accounted for as a business combination under the purchase method of accounting. Accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. The assumed total purchase price for Wood used in the pro forma condensed combined financial statements is an initial estimate of the purchase price and is subject to change. Additionally, the purchase price allocation is based upon a preliminary valuation which could change when finalized upon closing of the acquisition, based upon the facts and circumstances at that time. A change in the purchase price or the allocation of the purchase price would affect the value assigned to the tangible and intangible assets and therefore could have a material effect on actual future results of iPrint. The amounts and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price are presented below:

                         Purchase Price (in thousands)

Fair value of iPrint common stock to be issued $13,683
Fair value of Wood options to be assumed......   3,315
Estimated transaction costs of iPrint.........   2,150
                                               -------
   Total purchase price....................... $19,148
                                               =======

   The assumed total purchase price of approximately $19,148,000 consists of approximately 24,803,000 shares of iPrint common stock with an estimated fair value of $13,683,000, 7,333,000 stock options with an estimated fair value of $3,315,000, and estimated direct transaction costs of iPrint of approximately $2,150,000. The 24,803,000 shares of iPrint common stock to be issued are based upon 28,840,489 shares of Wood common stock outstanding at June 30, 2001 at the exchange ratio of 0.86, which exchange ratio and share amounts do not give effect to the reverse split contemplated by iPrint. The unaudited pro forma condensed combined financial statements were prepared assuming a pre-split market value of iPrint common stock of $0.55 per share. The fair value of iPrint common stock was determined as the average closing market price of iPrint stock during the three trading days preceding and following the merger announcement on June 23, 2001.

   The fair value of the Wood common stock options to be assumed was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.17% to 6.29%, expected life of four years, expected dividend rate of 0% and volatility of 144%. Estimated direct transaction costs of iPrint consist primarily of fees for investment bankers, attorneys, and accountants, filing fees, and financial printing.

   The total purchase price is expected to be allocated to tangible assets and liabilities, identifiable intangible assets, goodwill and deferred compensation. The preliminary valuation of intangible assets and fixed assets was conducted and the final valuation is expected to be completed at or prior to closing.

                  Allocation of Purchase Price (in thousands)

Tangible assets acquired.................................... $ 20,948
Liabilities assumed.........................................  (21,498)
Identifiable intangible assets (trademark and customer list)      400
Deferred compensation related to options....................      179
Goodwill....................................................   19,119
                                                             --------
   Total purchase price..................................... $ 19,148
                                                             ========

   The final purchase price allocation will depend upon the actual purchase price and the final valuation of the assets acquired and the liabilities assumed upon the closing of the merger. Consequently, the actual allocation of the purchase price could differ from that presented above.

(1) Unaudited Pro Forma Condensed Combined Balance Sheet

   The unaudited pro forma condensed combined balance sheet give effect to the merger as if it had occurred on June 30, 2001. The following adjustments have been reflected in the unaudited pro forma condensed combined balance sheet:

      (A) To record the purchase of Wood by iPrint through the issuance of iPrint common stock and options, and to record estimated transaction costs and deferred compensation associated with the purchase. Deferred compensation represents a portion of the estimated intrinsic value of unvested Wood stock options assumed by iPrint in the merger agreement to the extent that service is required after the closing date of the merger in order to vest. In accordance with Emerging Issues Task Force Issue No. 99-12, the value of iPrint common stock to be issued is based on the average closing market price of iPrint stock during the three trading days preceding and following the merger announcement on June 23, 2001.

      (B) To eliminate Wood's historical equity balances including pre-acquisition accumulated deficit.

(2) Unaudited Pro Forma Condensed Combined Statements of Operations

   The pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2001 and 2000. The following adjustments have been reflected in the unaudited pro forma condensed combined statements of operations:

      (C) To record the amortization of deferred compensation associated with the intrinsic value of unvested Wood options assumed by iPrint. Deferred compensation represents a portion of the estimated intrinsic value of unvested Wood stock options assumed by iPrint in the merger agreement to the extent that service is required after the closing date of the merger in order to vest. In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The Interpretation, which was effective as of July 1, 2000, results in compensation charges over the remaining term of the option's vesting period. iPrint expects to amortize the value assigned to deferred compensation of approximately $179,000 over an average remaining vesting period of 3.7 years.

      (D) To record the amortization of the identifiable intangible assets related to the merger. These intangible assets are expected to be amortized over estimated lives between twelve months and eighteen months.

      (E) To reflect the estimated number of shares to be issued as consideration for the Wood acquisition based on an exchange ratio of Wood stock to iPrint stock of 0.86.

                             THE MERGER AGREEMENT

   The following is a summary of the material provisions of the merger agreement between iPrint and Wood dated as of June 23, 2001, as amended and restated on August 30, 2001. This summary may not contain all of the information that is important to the stockholders of iPrint and Wood and thus this description is qualified in its entirety by reference to the merger agreement attached as Appendix A hereto and which is incorporated by reference herein, which you are urged to read carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the merger agreement.

The Merger

   Wood will merge with Metal Combination Corp., a wholly-owned subsidiary of iPrint, following:

    . the adoption of the merger agreement and approval of the merger by the Wood shareholders;

    . the approval of the issuance of iPrint common stock in the merger, the approval of the increase in the number of shares of iPrint common stock reserved under iPrint's 1997 Stock Option Plan by an amount not to exceed 10% of the pro forma outstanding shares as of the closing, and the adoption of the amendment to the iPrint certificate of incorporation as described earlier all as a single proposal, by the iPrint stockholders;

    . the adoption of the merger agreement and approval of the merger by iPrint as the sole stockholder of Metal Combination Corp.; and

    . the satisfaction or waiver of the other conditions to the merger described below.

   Wood will continue as the surviving corporation and become a wholly-owned subsidiary of iPrint at the effective time of the merger.

Effective Time

   At the closing of the merger, the parties will cause the merger to become effective by filing an agreement of merger with the Secretary of State of the State of California in substantially the form attached as Appendix C of this joint proxy statement/prospectus. iPrint and Wood are working toward completing the merger as soon as possible and hope to complete the merger during the fourth quarter of 2001.

Management of iPrint and Wood (as the Surviving Corporation) Following the
Merger

   The merger agreement provides that, upon the closing of the merger:

    . the number of directors on iPrint's board of directors shall be fixed at seven (7); and

    . the iPrint board of directors shall consist of Royal P. Farros, Monte D. Wood, two directors designated by iPrint, two directors designated by Wood and an additional director mutually acceptable to iPrint and Wood to be designated by iPrint's board of directors after the closing of the merger.

   As described earlier, iPrint has designated James P. McCormick and J.A. Heidi Roizen and Wood has designated Peter J. Dalton and Edward C. Driscoll, Jr. See "The Merger--Amendment and Restatement to iPrint's Second Amended and Restated Certificate of Incorporation."

   Upon the closing of the merger, the sole director of Wood, as the surviving corporation and wholly-owned subsidiary of iPrint, shall be Royal P. Farros, and the officers shall consist of Monte D. Wood as chief executive officer, Robyn R. Cerutti as chief financial officer, and William P. Kaplan as secretary.

Conversion of Wood Shares in the Merger

   At the effective time of the merger, and except for dissenting shares, each outstanding share of Wood common stock will automatically be converted into the right to receive 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement. The parties have agreed upon a fixed exchange ratio of 0.86, as adjusted pursuant to any stock splits, combinations, stock dividends or the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, in order to ensure that former Wood shareholders will own a total of approximately 49% of the combined company immediately after the merger giving effect to outstanding common stock, warrants and vested options.

No Fractional Shares

   No fractional shares of iPrint common stock will be issued in connection with the merger. Instead, Wood shareholders will receive an amount of cash, in lieu of a fraction of a share of iPrint common stock, equal to the product of that fraction multiplied by the last reported sales price for a share of iPrint common stock on The Nasdaq National Market as of the last trading day prior to the closing.

Lost, Stolen or Destroyed Certificates

   If a Wood shareholder's stock certificate shall have been lost, stolen or destroyed, that shareholder may be required to make an affidavit of the fact that the stock certificate is lost, stolen or destroyed, and, if required by iPrint prior to the issuance of the iPrint common stock, any cash in lieu of fractional shares and any dividends or other distributions to which the stockholder is entitled, post a bond, in such reasonable amount as it may direct, as indemnity against any claim that may be made against Wood, the surviving corporation, and/or American Stock Transfer Trust Company, the exchange agent, with respect to that stock certificate.

Wood Stock Option and Stock Incentive Plans

   At the effective time of the merger, each outstanding option to purchase shares of Wood common stock will be assumed by iPrint regardless of whether the options are vested or unvested. Each Wood stock option assumed by iPrint will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to the effective time, except that:

    . each Wood stock option will be exercisable for shares of iPrint common stock, and the number of shares of iPrint common stock issuable upon exercise of any assumed option will be determined by multiplying 0.86, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, by the number of shares of Wood common stock underlying that option, rounded down to the nearest whole share; and

    . the per share exercise price of any assumed option will be determined by dividing the exercise price of that option in effect immediately prior to the effective time by 0.86, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, rounded up to the nearest whole tenth of a cent.

   Additionally, the merger agreement provides that Wood shall use commercially reasonable efforts to cause holders of non-assumable options to consent in writing to the assumption of such options by iPrint upon the closing.

   The parties intend for the Wood stock options assumed by iPrint to qualify as incentive stock options to the extent the stock options qualified as incentive stock options prior to the effective time of the merger. iPrint shall file a registration statement on Form S-8 within fifteen days after the closing that will register the iPrint common stock subject to the assumed Wood stock options.

Exchange of Wood Stock Certificates for iPrint Stock Certificates

   Within five business days after the effective time, the exchange agent will mail to Wood shareholders a letter of transmittal and instructions for surrendering Wood stock certificates in exchange for iPrint stock certificates and cash in lieu of fractional shares. WOOD SHAREHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

Distributions with Respect to Unexchanged Shares

   Wood shareholders will not be entitled to receive any dividends or other distributions on iPrint common stock with a record date after the merger is completed until they have surrendered their Wood stock certificates in exchange for iPrint stock certificates. No cash payment in lieu of fractional shares will be made to a holder of unsurrendered Wood stock certificates.

   If there is any dividend or other distribution on iPrint common stock with a record date after the completion of the merger, former Wood shareholders will receive, following surrender of their Wood stock certificates to the exchange agent, the dividend or other distribution payable with respect to the shares of iPrint common stock issued in exchange for their Wood common stock.

Representations and Warranties

   iPrint and Wood each made a number of representations and warranties in the merger agreement about their authority to enter into the merger agreement and to complete the other transactions contemplated by the merger agreement and about aspects of their business, financial condition, structure and other facts pertinent to the merger.

   iPrint and Wood each made representations to each other about the following topics:

    .  organization, qualification to do business and good standing;

    .  corporate charter and bylaws;

    . non-ownership of any equity or similar interests in any business association or entity (excluding iPrint's ownership of Metal Combination Corp.);

    . capital structure, and as to Wood only, the assumability of all outstanding Wood options and Wood options granted prior to the closing without requiring a written consent to such assumption in connection with the merger;

    .  authority relative to the merger and merger agreement;

    . absence of conflicts or breaches resulting from the execution of the merger agreement and the completion of the transactions contemplated by the merger agreement;

    . consents, approvals and government filings required to be obtained or made in connection with the merger agreement and the transactions contemplated by the merger agreement;

    .  financial statements;

    .  the absence of undisclosed liabilities;

    .  the absence of off-balance sheet liabilities in excess of $1,000,000;

    . the absence of certain changes in the business and the absence of a material adverse effect since March 31, 2001;

    .  taxes;

    . title to tangible assets and properties and absence of liens and encumbrances on such properties;

    . intellectual property used to conduct the parties' respective businesses;

    .  locations and balances of bank accounts;

    .  inventories;

    .  material contracts and obligations;

    .  employee benefit plans and labor matters;

    .  trade regulation matters;

    .  absence of environmental claims and compliance with environmental laws;

    .  absence of litigation;

    .  compliance with laws;

    .  absence of restrictions on business activities;

    .  transactions with interested parties;

    .  insurance coverage;

    .  absence of discussions regarding offers of competing transactions;

    .  names and salaries of employees and consultants;

    .  board of directors' approval and the vote required of stockholders;

    . absence of payments or acceleration of benefits upon a change of control or termination of the employment of any employee; and

    .  brokers' and finders' fees.

   In addition, iPrint made representations regarding the following:

    . the due authorization, valid issuance, and fully paid and nonassessable status of the shares of iPrint common stock to be issued pursuant to the merger;

    . the timeliness, compliance, and accuracy of iPrint's SEC filings, including iPrint's IPO registration statement and each prospectus to sell iPrint common stock; and

    .  opinion of iPrint's financial advisor.

   The representations and warranties in the merger agreement are lengthy and detailed and not easily summarized. We urge stockholders to read carefully
Article III in the merger agreement entitled "Representations and Warranties of Wood" and Article IV in the merger agreement entitled "Representations and Warranties of iPrint and Sub."

Conduct of Business Before Completion of the Merger

   iPrint and Wood have each agreed to do the following, except to the extent provided by written consent of the other party, until the completion of the merger:

    .  carry on its business in the usual, ordinary course;

    .  pay taxes when due;

    . perform its obligations in the ordinary course and consistent with past practices;

    .  preserve its present business organization;

    .  keep available the services of its present officers and key employees;

    . preserve the current relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business relations; and

    . notify the other party of any event or occurrence that would result in a breach of any covenant or cause representation or warranty contained in the merger agreement to be untrue.

   iPrint and Wood have also each agreed not to do any of the following, without prior written consent of the other party, until the completion of the merger:

    . grant, accelerate, amend or alter the vesting period or exercisability of options, stock purchase rights or restricted stock granted under any employee stock plan, provided that each party may grant up to an aggregate of 300,000 shares of common stock pursuant to stock option plans on terms and conditions substantially similar to the terms and conditions of the other outstanding options, and in the case of Wood, which expressly allow for the assumption of such options in connection with the merger;

    . authorize cash payments in exchange for, or settlement of, any options except as required by the terms of any such stock plans;

    . transfer or license any rights to intellectual property rights other than in the ordinary course of business;

    . declare or pay any dividends or make any other distributions on capital stock;

    . reclassify, combine, split, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except from former employees, directors and consultants in accordance with the terms of agreements providing for the repurchase of shares;

    . issue, deliver, sell or authorize the issuance, delivery or sale of any shares of its capital stock or securities convertible into shares or capital stock, other than the issuance of shares of common stock upon the exercise of stock options and, in the case of iPrint, warrants;

    . acquire or agree to acquire by merger, consolidation or purchase any business, corporation, or other business entity;

    . sell, lease, license or otherwise dispose of any of its properties or assets that are material to the business, except in the ordinary course of business;

    . increase or agree to increase the compensation payable to its officers or employees, or grant any additional severance or termination pay, or enter into any severance or termination agreement with, pay with any officers or other employees, except in accordance with past practices, or enter into a collective bargaining agreement, or establish, adopt or materially amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, stock appreciation right, pension, retirement, deferred compensation, employment, termination, severance or other plan trust, fund, policy or arrangement for the benefit or any directors, officers or employees;

    . revalue any of its assets, including writing down value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business or pursuant to an audit;

    . incur any indebtedness for borrowed money or guarantee any such indebtedness or sell any debt securities or warrants or rights to acquire any debt securities, other than indebtedness incurred under outstanding lines of credit consistent with past practices, provided that, as to Wood only, Wood shall be entitled to refinance or restructure its lines of credit up to a total commercial debt amount of $12,000,000;

    . amend of propose to amend its charter documents or bylaws, except as contemplated by the merger agreement;

    . incur or commit to incur any individual capital expenditure in excess of $25,000 or aggregate capital expenditures in excess of $100,000;

    . enter into or amend any agreements pursuant to which any third party is granted exclusive marketing or distribution rights with respect to any product of the combined entity;

    . amend or terminate any contract, agreement or license to which it is a party, except in the ordinary course of business;

    . waive or release any right or claim, except in the ordinary course of business;

    . make, change or revoke any material election with respect to taxes or enter into or amend any material agreement or settlement with any taxing authority;

    . initiate or settle any litigation or arbitration proceeding for any claimed amount exceeding $25,000; or

    . agree to take any of the actions described above or any action reasonably likely to make each other's representations or warranties materially untrue.

   The agreements related to the conduct of iPrint's and Wood's respective businesses contained in the merger agreement are complicated and not easily summarized. We urge stockholders to carefully read Article V of the merger agreement entitled "Conduct of Business."

No Solicitation of Transactions

   The merger agreement provides that each of iPrint and Wood will not, directly or indirectly, through any officer, director, employee, representative or agent:

    . solicit, initiate, encourage or support any inquiry or proposal that constitutes, or could reasonably be expected to lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock or similar transaction;

    . engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to any such inquiry or proposal; or

    .  agree to, approve or recommend any such inquiry or proposal.

   Each party must notify the other within twenty-four hours of receipt of a transaction proposal or any request for access to its properties, books or records in connection with a transaction proposal that has been made or making a transaction proposal. The notice must be made orally and in writing and must indicate in reasonable detail the identity of the person or entity making the offer and terms and conditions of the proposal, inquiry or contact.

Meetings of Stockholders

   iPrint and Wood have agreed, in accordance with applicable law and their respective charter documents, to convene meetings of their respective stockholders to be held as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus is a part, is declared effective, for the purpose of voting on the iPrint Merger Proposal and the Wood Proposal. iPrint and Wood have further agreed to use all of their respective reasonable efforts to cause the registration statement, of which this joint proxy statement/prospectus is a part, to be declared effective by the SEC as promptly as practicable and cause the definitive version of this joint proxy statement/prospectus, which shall include the recommendation of the boards of directors of iPrint and Wood to their stockholders and shareholders, respectively, to vote in favor of the adoption and approval of their respective proposals to be mailed to their stockholders as soon as it is legally permitted to do so.

Escrow and Indemnification


   The merger agreement provides for indemnification obligations of the Wood shareholders and iPrint with respect to breaches of Wood's and iPrint's respective representations, warranties and covenants contained in the merger agreement and the other transaction documents. All Wood shareholders will indemnify iPrint pursuant to claims made by iPrint within eighteen months of the closing of the merger, for losses resulting from breaches by Wood of representations, warranties and covenants contained in the merger agreement and the other transaction documents, and iPrint will indemnify the Wood shareholders for losses pursuant to claims made by the Wood shareholders' representative within eighteen months of the closing of the merger for losses resulting from breaches by iPrint of representations, warranties and covenants contained in the merger agreement and the other transaction documents.


   In connection with the indemnification obligations of the Wood shareholders, iPrint, Wood, James D. Childers, as shareholders' representative, and U.S. Bank Trust, National Association, as escrow agent, will enter into an escrow agreement, which is attached as Appendix D of this joint proxy statement/prospectus, whereby 18% of the merger consideration to be issued to the Wood shareholders will initially be held in an escrow account under the escrow agreement pursuant to which iPrint may satisfy claims it may have for losses due to breaches by Wood of representations, warranties and covenants contained in the merger agreement and the other transaction documents. The indemnification obligations of the Wood shareholders to iPrint under the merger agreement are limited to iPrint shares held in the escrow account. Such iPrint common stock contributed by Wood shareholders shall be contributed in proportion to each such shareholder's proportionate interest of the aggregate number of shares of iPrint common stock the Wood shareholders are entitled to receive upon the closing. Except with respect to a sufficient number of shares required to cover any pending claims, upon the six-month anniversary of the closing of the merger, the amount held in the escrow account will be reduced to 15% of such portion of the merger consideration; upon the one year anniversary, the amount will be reduced to 10% of such portion of the merger consideration; and upon the eighteen-month anniversary of the closing of the merger, the remainder will be released. For purposes of payment of any indemnification claims by the Wood shareholders, iPrint common stock delivered to iPrint out of escrow in satisfaction of such claims shall be allocated pro rata from each Wood shareholder's proportionate interest in the escrow shares and will be deemed to have the value of the closing price of iPrint common stock on the Nasdaq National Market for the fourteen trading days prior to the release of such shares.


   The indemnification obligations of iPrint to the shareholders of Wood under the merger agreement are limited to the maximum aggregate value of 15% of the merger consideration to be issued in exchange for all issued and outstanding shares of Wood immediately prior to the effective time of the merger, using a share valuation of the closing price of iPrint common stock on the Nasdaq national market for the seven trading days prior to the closing of the merger. The merger agreement provides that after payments by iPrint of indemnification claims under the agreement, the resulting adjusted indemnification limitations within this 15% maximum amount float to a value based upon the closing price of iPrint common stock on the Nasdaq national market for the date of payment of any such claims. Based on the value attributable and limited for indemnification claims made by the shareholders of Wood as described in the foregoing and subject to a sufficient amount to cover any pending claims, the amount subject to any indemnification claims made by the shareholders of Wood will be reduced from 15% to a maximum aggregate value of 10% of such portion of the merger consideration on the twelve-month anniversary of the closing date of the merger, and, upon the eighteen-month anniversary of the closing date of the merger, no amounts will be subject to any further indemnification claims.


   The indemnification obligations of the former Wood shareholders and of iPrint set forth in the merger agreement shall serve as the sole and exclusive remedy for the parties to the merger agreement for liability arising out of or resulting from breaches of representations, warranties or covenants in the merger agreement and the other transaction documents, whether such liability arises under contract, tort, state or federal securities laws or otherwise.

   Except with respect to claims for losses due to a breach by Wood of its capitalization representation, claims for indemnification by either iPrint or the former Wood shareholders shall not be made unless and until the aggregate amount of losses of the applicable indemnified party exceeds $100,000, in which event the indemnified party may claim indemnification under the merger agreement for all losses including the initial $100,000.

The Shareholders' Representative and his Significant Powers

   By approving the Wood proposal, Wood shareholders will consent to the appointment of James D. Childers, an officer, director and shareholder of Wood, to act as shareholders' representative on behalf of the Wood shareholders to:
(i) assert indemnification claims against iPrint for Wood losses due to breaches by iPrint of representations, warranties and covenants by iPrint under the merger agreement and agree to, negotiate and enter into settlements and compromise with respect to such claims, (ii) authorize the delivery of iPrint shares held in escrow to iPrint in satisfaction of indemnification claims against the Wood shareholders for iPrint losses due to breaches by Wood of representations, warranties and covenants by iPrint under the merger agreement, object to such deliveries, and agree to, negotiate and enter into settlements and compromise with respect to such claims, and (iii) take certain other action on behalf of Wood shareholders, all as more fully described in Article VIII of the merger agreement. IN THIS REGARD, THE SHAREHOLDERS' REPRESENTATIVE HAS THE POWER TO ACT ON BEHALF OF ALL OF THE WOOD SHAREHOLDERS, INCLUDING TO SETTLE CLAIMS AGAINST THE ESCROW FUND, WITHOUT ANY ADDITIONAL VOTE OF THE WOOD SHAREHOLDERS.

   The shareholders' representative may be removed and a new shareholders' representative appointed by the vote of the holders of a two-thirds in interest of the escrow account (or if no escrow shares remain, by the vote of the holders of two-thirds in interest of the Wood shareholders holding shares of iPrint). The shareholders' representative shall be indemnified by the Wood shareholders for all acts and omissions under the merger agreement to the extent he has acted in good faith and in the exercise of reasonable judgment. With respect to third-party claims for indemnification, if iPrint claims entitlement to indemnification from the Wood shareholders, and the shareholder representative elects to assume the defense of such third party claim, iPrint shall advance to the shareholders' representative for use to advance or pay fees and disbursements of legal counsel in the defense of the matter, the amount of up to $300,000 (in the aggregate for any and all claims) at the discretion of the shareholders' representative, which amount so advanced will comprise an iPrint loss subject to indemnification under the merger agreement. See Article VIII of the merger agreement for a more detailed explanation of the shareholders' representative and his authority with respect to the escrow account and other matters.

Director and Officer Indemnification

   The merger agreement provides that for six years after the effective time of the merger, iPrint and the surviving corporation will indemnify each person who is or was a director or officer of Wood or any of its subsidiaries at or at any time prior to the effective time of the merger against any losses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or prior to the effective time of the merger to the full extent permitted under applicable California law and provided under the terms of the charter documents of Wood.

Restatements of Wood Financial Statements; Negative Deviations

   The merger agreement provides that Wood shall deliver to iPrint its financial statements as audited by Arthur Andersen LLP for the years ended December 31, 1998, 1999 and 2000, in accordance with accounting principles generally accepted in the United States and in anticipation of consolidating its pro forma financial statements with iPrint. Additionally, Wood has agreed to cause Arthur Andersen LLP to review its unaudited financial statements for the six-month period ended June 30, 2001.

   The statements of Wood's revenues in connection with the delivery of iPrint's audits and reviews of such fiscal years and period, respectively, shall not reflect a negative deviation of revenues or expenses from the figures reflected in Wood's pre-audit or pre-review financial statements exceeding 10%:

    .  as to each of Wood's fiscal years 1998, 1999 and 2000; or

    .  of the six-month period ended June 30, 2001, in the aggregate.

Financing for the Combined Company

   iPrint and Wood have agreed that they will mutually use their commercially reasonable efforts to obtain additional financing for the combined company on terms and conditions reasonably satisfactory to them.



Listing

   Prior to the effective time of the merger, iPrint will use its commercially reasonable efforts to file with The Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the iPrint common stock to be issued to Wood shareholders in the merger.

Termination of Employee Benefit Plans

   Wood has agreed to terminate both its employee stock ownership plan and 401(k) plan prior to the effective time, unless iPrint, in its sole discretion, agrees to sponsor and maintain either or both plans.

Employment Offers

   The merger agreement provides that, prior to the closing of the merger, iPrint will make offers of at-will employment to all employees of Wood who are recommended by a steering committee mutually approved by iPrint and Wood.

Conditions to the Merger

   Neither iPrint nor Wood must complete the merger unless all of the following conditions are satisfied:

    . the registration statement relating to the issuance of shares of iPrint common stock has been declared effective by the SEC and no stop order, no action, suit, investigation or proceedings seeking a stop order has been commenced; and all necessary approvals under state securities laws, the Securities Act of 1933 or the Securities and Exchange Act of 1934 relating to the issuance or trading of the shares of iPrint common stock issuable in connection with the merger shall have been received;

    . no governmental entity or court will have enacted or enforced any law that would have the effect of making the merger illegal or otherwise prohibit the completion of the merger;

    . all consents, approvals and authorizations, orders, declarations or filings with any governmental entities required to complete the merger must have been obtained, occurred or filed;

    . the merger agreement and the transactions contemplated by the merger agreement must have been adopted and the merger approved by the requisite affirmative vote of the Wood shareholders, and the issuance of iPrint common stock in connection with the merger, the increase in the reserve under iPrint's 1997 Stock Option Plan, and the amendment to iPrint's certificate of incorporation has been approved by the requisite number of iPrint stockholders;

    . iPrint and Wood must have received the opinion of their respective counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

    . the employment agreements between iPrint and each of Royal P. Farros, Monte D. Wood, and David L. Hodson shall be in full force and effect;

    .  the lock up agreements between iPrint and each of Royal P. Farros, Monte
       D. Wood, David L. Hodson and James D. Childers, shall be in full force and effect; and

    . the third amended and restated rights agreement as described below shall be in full force and effect.

       iPrint does not have to complete the merger unless all of the following conditions are satisfied:

    . Wood's representations and warranties shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, except for changes contemplated by the merger agreement, except that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or period, except where failure to be true and correct, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on Wood or a material adverse effect upon the merger and related transactions, and except as disclosed in the registration statement declared effective by the SEC. However, the representations and warranties of Wood with respect to Wood's off-balance sheet liabilities shall be true and correct as of the date of the merger agreement and as of the effective time of the merger agreement as though made on and as of the effective time without regard to any qualifiers, other than as disclosed in the registration statement, of which this joint proxy statement/prospectus is a part; provided that such exclusion shall not apply to the extent that such off-balance sheet liabilities are discovered to exceed the disclosed amount prior to the closing.

    . Wood shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

    . iPrint shall have received from Wood written evidence that the execution, delivery and performance of Wood's obligations under the merger agreement have been duly and validly approved and authorized by the board of directors and the shareholders of Wood;

    . the restatements of Wood's revenues or expenses pursuant to the audit or review described earlier shall not reflect a negative deviation from the figures reflected in Wood's "pre-audit" or "pre-review" financial statements exceeding 10% as to each of Wood's fiscal years 1998, 1999 and 2000, or, in the aggregate, of all of Wood's fiscal quarters up through the effective time of the merger, other than as disclosed in the registration statement, of which this joint proxy statement/prospectus is a part, provided that such exclusion shall not apply to the extent that such negative deviations are discovered to exceed the disclosed amount prior to the closing;

    . iPrint shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the merger under the material contracts of Wood or material licenses or permits;

    . iPrint shall have received an executed affiliate agreement from each Wood affiliate;

    . iPrint shall have received a legal opinion from Pillsbury Winthrop LLP, counsel to Wood;

    . the escrow agreement shall have been executed and delivered by the shareholders' representative and the escrow agent;

    . iPrint shall have received all permits or other authorizations required under applicable state blue sky laws for the issuance of iPrint common stock pursuant to the merger;

    . iPrint shall have received from each officer and director of Wood, other than persons specifically named in the merger agreement, a resignation effective as of the effective time of the merger from each office or directorship held by each such person in Wood;

    . the number of shares held by Wood shareholders who have demanded and perfected their rights for appraisal of such shares in accordance with California law and who have not effectively withdrawn or lost such right to appraisal, if any, shall represent no more than 5% of the total number of shares of Wood capital stock issued and outstanding immediately prior to the effective time of the merger; and

    . no material adverse effect on Wood shall have occurred and no event shall have occurred which, in the reasonable judgment of iPrint, is reasonably likely to have a material adverse effect on Wood.

   Wood does not have to complete the merger unless all of the following conditions are satisfied:

    . iPrint's representations and warranties shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, except for changes contemplated by the merger agreement, except that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or period, except where failure to be true and correct, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on iPrint or a material adverse effect upon the merger and related transactions, and except as disclosed in the registration statement declared effective by the SEC. However, the representations and warranties of iPrint with respect to iPrint's off-balance sheet liabilities shall be true and correct as of the date of the merger agreement and as of the effective time of the merger agreement as though made on and as of the effective time without regard to any qualifiers, other than as disclosed with the approval of Wood in the registration statement, of which this joint proxy statement/prospectus is a part, provided that such exclusion shall not apply to the extent that such off-balance sheet liabilities are discovered to exceed the disclosed amount prior to the closing;

    . iPrint and Metal Combination Corp. shall have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger;

    . Wood shall have received from iPrint and Metal Combination Corp. written evidence that the execution, delivery and performance of their obligations under the merger agreement have been duly and validly approved and authorized by the boards of directors of iPrint and Metal Combination Corp.;

    . Wood shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the merger under the material contracts of iPrint or material licenses or permits;

    . Wood shall have received a legal opinion from Gray Cary Ware & Freidenrich LLP, counsel to iPrint;

    . the escrow agreement shall have been executed and delivered by iPrint and the escrow agent;

    . iPrint reserves on hand of cash and cash equivalents which are available and are not encumbered other than to pay the obligations of iPrint in the ordinary course of business and consistent with past practices shall be at least $10,000,000 less expenditures made or accrued prior to the effective time of the merger intended for the benefit of Wood or the prospects of the combined company; and

    . no material adverse effect on iPrint shall have occurred and no event shall have occurred which, in the reasonable judgment of Wood, is reasonably likely to have a material adverse effect on iPrint.

   Any of the foregoing conditions may be waived by the party benefited thereby, except those conditions imposed by law.

   With respect to the foregoing closing conditions for Wood and iPrint, "material adverse effect" means a material adverse effect on the business, assets, financial conditions, on results of operations, taken as a whole, but excludes the following events or occurrences having a material adverse effect on iPrint or Wood and shall not be deemed a material adverse effect on either company:

    . events or occurrences affecting the general economy that do not have a disproportionate impact on the subject company;

    . events or occurrences affecting the industries or segments or segments in the industries in which the subject company does business that do not have a disproportionate impact on the subject company;

    . events or occurrences directly related to the merger or the other transaction contemplated by the merger agreement; or

    . any adverse change in the operations and operating results of the subject company, which change is consistent with the adverse changes in the operation and operating results of the subject company over the twelve months preceding June 23, 2001.

   Further, the following additional events or occurrences having a material adverse effect on iPrint shall not be deemed a material adverse effect on iPrint:

    . reductions or increases in the trading price of iPrint common stock, occurring at any time or from time to time between June 23, 2001 and the closing date; or

    .  any action taken by Nasdaq with respect to the listing status of iPrint.

Termination of the Merger Agreement

   The merger agreement may be terminated under certain circumstances at any time before the completion of the merger, as summarized below:

    . by iPrint if Wood materially breaches any representation, warranty, covenant or agreement set forth in the merger agreement and such breach is not cured within ten days after notice of the occurrence of the breach; or

    . by Wood if iPrint breaches any representation, warranty, covenant or agreement set forth in the merger agreement and such breach is not cured within ten business days after notice of the occurrence of the breach.

   In addition, the merger agreement may be terminated by either iPrint or Wood under any of the following circumstances:

    .  by mutual written consent;

    . if the merger is not completed, without the fault of the terminating party, by March 1, 2002; or

    . if a court or other governmental entity issues a nonappeallable final order prohibiting the merger.

Payment of Fees and Expenses

   Whether or not the merger is consummated, all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses, provided that if the merger is consummated, iPrint shall pay the obligations of the surviving corporation as accounted for promptly following the effective time.

Amendment, Waiver and Extension of the Merger Agreement

   The merger agreement may be amended by iPrint and Wood by action taken by or on behalf of their respective boards of directors at any time prior to the effective time; provided, however, that, after the approval of the merger and adoption of the merger agreement by the shareholders of Wood or stockholders of iPrint, as the case may be, no amendment may be made which by law requires further approval by such shareholders or stockholders without such further approval.

   Either iPrint or Wood may, in writing, extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

                  AGREEMENTS RELATED TO THE MERGER AGREEMENT

   The following is a summary of the material provisions of the agreements related to the merger agreement. This summary may not contain all of the information that is important to the stockholders of iPrint and Wood and thus this description is qualified in its entirety by reference to the agreements previously filed with the SEC, which you are urged to read carefully and in their entirety. This summary is qualified in its entirety by reference to the full text of each applicable agreement referenced in this section.

iPrint Voting Agreements

   In connection with the merger, directors, executive officers and affiliates of iPrint, including Robyn R. Cerutti, Mark Dubovoy on behalf of Information Technology Ventures, L.P. and affiliated entities, Royal P. Farros, Laurie K. Farros, Thomas Haley, Jr., David L. Hodson, Deepak Kamra, individually and on behalf of Canaan Equity L.P. and affiliated entities, William P. Kaplan, James
P. McCormick, J.A. Heidi Roizen, individually and on behalf of David G. Mohler, M.D. and Softbank Technology Ventures and affiliated entities, and Nickoletta
T. Swank have entered into voting agreements with Wood and have given irrevocable proxies to Wood. The terms of the voting agreements and irrevocable proxies provide that these stockholders will vote all outstanding shares of common stock beneficially owned by them, or any new shares of stock they may acquire:

    .  in favor of approval of the iPrint Merger Proposal;

    . against any proposal for any merger, consolidation, sale of assets, recapitalization or other business combination involving iPrint (other than the proposed merger with Wood) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of iPrint under the Reorganization Agreement or which would result in any of the conditions to iPrint's or Wood's obligations under the merger agreement not being fulfilled; and

    . in favor of any other matter relating to consummation of the transactions provided for by the merger agreement.


   The terms of the voting agreements further provide that the signing stockholders shall not:


    .  tender any of their shares to any other person;

    . sell, transfer, distribute, pledge, assign or otherwise dispose of any of their shares;

    . enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any of their shares;

    . enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with iPrint;

    . deposit any of their shares into a voting trust or depositary facility or enter into a voting agreement or arrangement with respect to their shares or grant any proxy with respect thereto other than as contemplated by the voting agreement or the merger agreement;

    . enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of their shares, any securities convertible into or exchangeable or exercisable for shares of iPrint or any other capital stock of iPrint or any interest in any of the foregoing with any person; or

    . request that iPrint or its transfer agent register the transfer of any certificate or uncertificated interest representing any of their shares.


   As of August 27, 2001, the record date for the iPrint special meeting, the iPrint stockholders who entered into the voting agreements with Wood collectively held approximately 66% of the outstanding shares of iPrint common stock. None of the stockholders who are parties to the voting agreements with Wood was paid additional consideration in connection with entering into a voting agreement. The voting agreements and irrevocable proxies terminate immediately upon either the date and time that the merger becomes effective in accordance with the terms and provisions of the merger agreement or the date of termination of the merger agreement.

Wood Voting Agreements

   In connection with the merger, the executive officers, directors and certain shareholders of Wood, including Monte D. Wood, James D. Childers and Judith K. Adams, have entered into voting agreements with iPrint and have given irrevocable proxies to iPrint. The terms of the voting agreements and irrevocable proxies with iPrint provide that these shareholders will vote all shares of Wood common stock beneficially owned by them, or any new shares of Wood stock they may acquire:

    .  in favor of the Wood Proposal;

    . against any proposal for any merger, consolidation, sale of assets, recapitalization or other business combination involving Wood (other than the proposed merger with iPrint) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Wood under the merger agreement or which would result in any of the conditions to Wood's or iPrint's obligations under the merger agreement not being fulfilled; and

    . in favor of any other matter relating to consummation of the transactions provided for by the merger agreement.


   The terms of the voting agreements further provide that the signing shareholders shall not:


    .  tender any of their shares to any other person;

    . sell, transfer, distribute, pledge, assign or otherwise dispose of any of their shares;

    . enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any of their shares;

    . enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Wood;

    . deposit any of their shares into a voting trust or depositary facility or enter into a voting agreement or arrangement with respect to their shares or grant any proxy with respect thereto other than as contemplated by the voting agreement or the merger agreement;

    . enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of their shares, any securities convertible into or exchangeable or exercisable for shares of iPrint or any other capital stock of iPrint or any interest in any of the foregoing with any person; or

    . request that Wood or its transfer agent register the transfer of any certificate or uncertificated interest representing any of their shares.


   As of September 19, 2001, the record date for the Wood special meeting, the Wood shareholders who entered into the voting agreements with iPrint collectively held approximately 88% of the outstanding Wood common stock. None of the shareholders who are parties to the voting agreements with iPrint was paid additional consideration in connection with entering into a voting agreement. The voting agreements and irrevocable proxies terminate immediately upon either the date and time that the merger becomes effective in accordance with the terms and provisions of the merger agreement or the date of termination of the merger agreement.

Affiliate Agreements

   Prior to the closing of the merger, iPrint will enter into affiliate agreements with those directors, officers and shareholders of Wood who are "affiliates" of Wood within the meaning of the Securities Act of 1933. Pursuant to these affiliate agreements, each Wood affiliate will agree not sell, transfer or otherwise to dispose of his, her or its shares of iPrint common stock received in the merger unless the disposition is permitted under the rules and regulations of the federal securities laws.

Lock Up Agreements

   In connection with the merger, Royal P. Farros, Monte D. Wood, David L. Hodson and James D. Childers have each entered into an agreement with iPrint not to sell or otherwise dispose of any shares of iPrint common stock for a period of ninety days following the closing of the merger. The terms of the lock up agreements provide that shares subject to the lock up agreements include shares of iPrint common stock held on the date of the merger agreement, shares of iPrint common stock acquired at any time prior to the closing of the merger, shares of iPrint common stock obtained through the merger and shares of iPrint common stock acquired upon the conversion or exercise of securities convertible into or exchangeable or exercisable for shares of iPrint common stock from the date of the merger agreement through the ninety day lock up period. Shares of iPrint common stock not deemed to be covered by the lock up agreements include shares of iPrint common stock surrendered to iPrint through the ninety day lock up period that an individual acquired through the prior exercise of iPrint options for the purpose of addressing alternative minimum tax or other tax issues or in repayment of a loan or to cancel or reduce indebtedness owed by the undersigned to iPrint.

Employment and Proprietary Rights Assignment Agreements

   In connection with the merger, iPrint entered into employment and proprietary rights assignment agreements with each of Royal P. Farros, Monte D. Wood and David L. Hodson.

   Employment Agreements. The employment agreements are contingent upon the successful completion of the merger. Pursuant to the agreements, Mr. Farros will serve as chairman, Mr. Wood will serve as the chief executive officer with the responsibilities of president, and Mr. Hodson will serve as the chief technology officer.

   Salaries and Benefits. The terms of his agreement provide that Mr. Farros' annual salary will increase from $200,000 to $250,000, and he will remain eligible for his current annual bonus of 30% of his annual salary. Under his agreement, Mr. Wood will receive an annual salary of $250,000 and will be eligible to receive an annual bonus of 30% of his annual salary. Mr. Hodson will continue to receive an annual salary of $200,000 and will remain eligible for his current annual bonus of 25% of his annual salary. Each of Messrs. Farros, Wood and Hodson will receive standard benefits, and Messrs. Farros and Wood will also receive a long-term disability policy. Messrs. Farros and Wood will each receive an option to purchase 350,000 shares of iPrint common stock. Mr. Hodson will receive an option to purchase 200,000 shares of iPrint common stock.

   Term, Termination and Severance. The employment agreements provide that the employees are employed at-will. If an employee resigns without good reason, he will not be entitled to any further compensation or benefits. The employment agreements define "good reason" as any failure by iPrint to comply with the material terms of the agreement; any request by iPrint that the employee perform any act which is illegal; any material reduction in the employee's responsibilities, duties or authority without the written consent of the employee; any reduction in the employee's base salary except as part of any overall cost reduction measures implemented by iPrint's board of directors; or the relocation of the employee by iPrint to a location more than 100 miles from Santa Clara, California.

   If the employee is terminated for cause, dies or is disabled, he will receive no further compensation nor remain eligible to receive any further benefits. If an employee is terminated without cause or resigns for good reason, and he signs an agreement releasing iPrint from employment-related claims, he will receive a severance package. The employment agreements entered into by Messrs. Farros and Wood provide for a severance package which includes salary continuation for one year, a pro rata payment of any earned portion of the annual bonus, contributions to COBRA payments for one year, and a one-year acceleration of the vesting of options to purchase iPrint common stock. The employment agreement entered into by Mr. Hodson provides for a severance package which includes salary continuation for six months, a pro rata payment of any earned portion of the annual bonus, contributions to COBRA payments for six months, and a six-month acceleration of the vesting of options to purchase iPrint common stock.

   Limitations on Other Activities and Solicitation. The agreements provide that Messrs. Farros and Wood may not work for selected competitors of iPrint or start or form a competing entity during the period of their employment and for a period of one year thereafter. The agreement entered into by Mr. Hodson provides that he may not work for selected competitors of iPrint or start or form a competing entity during the period of his employment and for a period of six months thereafter. Messrs. Farros and Wood may not during the period of their employment and for a period of one year thereafter directly or indirectly recruit, induce or attempt to persuade any person who, as of the date of the agreement, is or subsequently becomes an employee, sales representative or consultant of iPrint to terminate his or her relationship with iPrint. Mr. Hodson may not during the period of his employment and for a period of six months thereafter directly or indirectly recruit, induce or attempt to persuade any person who, as of the date of the agreement, is or subsequently becomes an employee, sales representative or consultant of iPrint to terminate his or her relationship with iPrint. Messrs. Farros and Wood may not during the period of their employment and for a period of one year thereafter directly or indirectly, either on their own behalf or on behalf of any other person, firm or corporation, divert or take away, or attempt to divert or take away, or call on or solicit, or attempt to call on or solicit, any of iPrint's customers or clients. Mr. Hodson may not during the period of his employment and for a period of six months thereafter directly or indirectly, either on his own behalf or on behalf of any other person, firm or corporation, divert or take away, or attempt to divert or take away, or call on or solicit, or attempt to call on or solicit, any of iPrint's customers or clients.

   Proprietary Rights Assignment Agreements. Concurrently with the execution of the employment agreements, Messrs. Farros, Wood and Hodson entered into proprietary rights assignment agreements. The proprietary rights assignment agreements are contingent upon the successful completion of the merger. The agreements include the following provisions:

    . assignment by the employee to iPrint of all previous and future proprietary information and innovations related to iPrint created or developed by the employee during his employment with either iPrint or Wood;

    . confirmation by the employee that all proprietary information is the sole property of iPrint;

    . agreement by the employee that he will not use or disclose any proprietary information except as may be necessary in the ordinary course of performing his duties as an iPrint employee;

    . agreement by the employee that he will return all iPrint materials to iPrint upon termination of his employment;

    . disclosure by the employee of any prior innovations related to iPrint's or Wood's business which the employee developed prior to his initial employment with either iPrint or Wood;

    . assignment by the employee to iPrint of any innovations and proprietary information related to iPrint or Wood activities or developed on iPrint or Wood time or using iPrint or Wood materials or trade secrets for three months following the termination of the employee's employment, unless the employee demonstrates that he developed the innovations or proprietary information outside the scope of his employment with iPrint; and

    . an agreement by the employee to cooperate in perfecting iPrint's title to any innovations or proprietary information developed by the employee.

Escrow Agreement

   The merger agreement provides that iPrint, U.S. Bank Trust, National Association and James D. Childers, the Wood shareholders' representative, will enter into an escrow agreement prior to the closing of the merger in the form attached as Appendix D of this joint proxy statement/prospectus, whereby 18% of the merger consideration to be issued to each Wood shareholder will initially be held in an escrow account from which iPrint may satisfy claims it may have for losses due to breaches by Wood of representations, warranties and covenants contained in the merger agreement and the related agreements. See "The Merger Agreement--Escrow and Indemnification."

Third Amended and Restated Rights Agreement

   In connection with the merger, Mr. Farros, Mr. Wood, iPrint and certain investors of iPrint amended and restated a certain Second Amended and Restated Agreement, dated as of September 30, 1999, by and among iPrint, Mr. Farros and such investors in order to grant Mr. Wood substantially the same rights that Mr. Farros holds pursuant to the Second Amended and Restated Rights Agreement. This Third Amended and Restated Rights Agreement is contingent upon the successful completion of the merger. As discussed below, the parties to the agreement have the right to require iPrint to register their shares of iPrint common stock with the SEC so that those shares may be publicly resold or to include their shares in any registration statement filed by iPrint.

   Demand Registration Rights. Subject to the limitations below, the parties to the Third Amended and Restated Rights Agreement are granted demand registration rights and can request that iPrint file a registration statement so that they can publicly sell their shares.

    . The holders of at least 40% of the shares having registration rights have the right to demand that iPrint file a registration statement on a form other than Form S-3, as long as the aggregate offering price of securities to be sold under the registration statement exceeds $5 million.

    . If iPrint is eligible to file a registration statement on Form S-3, any party having demand registration rights has the right to demand that iPrint file a registration statement on Form S-3, as long as the amount of securities to be sold under the registration statement exceeds $1 million.

    . Mr. Farros has demand registration rights only with respect to his shares of common stock that were converted from preferred stock at the time of iPrint's initial public offering. Mr. Wood has demand registration rights with respect to the same proportion of his shares of iPrint common stock as Mr. Farros has with respect to his common shares.

    . The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

   Piggyback Registration Rights. If iPrint registers any securities for public sale, the parties to the Third Amended and Restated Rights Agreement have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the parties' number of shares to be included in the registration statement.

   Limitations on Messrs. Farros and Wood. Messrs. Farros and Wood may not include more than 10% of their shares in any of the demand or piggyback registration or registrations described above for a period of six months following the closing of the merger. Following this six-month period, the limitation will expire.

   Expenses of Registration. iPrint will pay all expenses relating to any demand or piggyback registration. However, iPrint will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares held by the parties, subject to very limited exceptions.

   Expiration of Registration Rights. The registration rights described above will expire in March 2005. The registration rights will terminate earlier than this date for a party to the Third Amended and Restated Rights

Agreement if that holder can resell all of his securities in a three-month period under Rule 144 of the Securities Act and iPrint is subject to the reporting requirements of the Securities Exchange Act of 1934.

Bridge Loans


   On July 2, 2001, August 31, 2001 and September 24, 2001, iPrint provided secured loans to the Company amounting to $200,000, $1 million and $200,000, which are due and payable on July 1, 2002, August 29, 2002 and September 23, 2002, respectively. These loans bear interest at 6%, 10% and 10% per annum, respectively, and are secured by substantially all the assets of the Company. These loans are subordinate to Wood's existing bank line of credit. Subject to the subordination, iPrint has the right to demand repayment of the $1 million loan and the September 24 $200,000 loan on five days' written notice.



   iPrint is currently contemplating providing a secured loan to Wood of up to $600,000 to be completed on or about the mailing date of this joint proxy statement/prospectus and on terms and conditions substantially similar to the bridge loans described above. In addition, prior to the completion of the merger, iPrint, at its discretion, may loan additional funds to Wood from time to time and on terms and conditions substantially similar to the bridge loans described above. The purpose of such loans would be to provide Wood working capital to produce merchandise in response to specific customer orders, and each loan would be subject to waiver of borrowing restrictions by Wood's primary lender.


Strategic Development Agreement


   Effective August 30, 2001, iPrint and Wood entered a Strategic Development Agreement, pursuant to which iPrint agreed to provide set-up, management, support, development and maintenance services in connection with Wood's establishment of corporate customer websites. These websites will enable employees of corporate customers to purchase customer-specific products. iPrint's services will be provided in exchange for Wood's payment of initial and monthly fees, and for Wood's provision of limited exclusivity and sales and marketing support. In addition, the Strategic Development Agreement contemplates iPrint's provision of internal systems support to Wood and Wood's provision of customer service support to iPrint.

            COMPARISON OF RIGHTS OF HOLDERS OF iPRINT COMMON STOCK
                                      AND
                              WOOD CAPITAL STOCK

   This section of the joint proxy statement/prospectus describes material differences between the rights of stockholders of iPrint and the rights of shareholders of Wood capital stock. The rights compared are those found in the respective companies' charter documents and corporate law provisions for Delaware and California, which are the states in which iPrint and Wood, respectively, are incorporated. When reading this description, please note that Delaware law refers to holders of common stock as "stockholders" while California law uses the term "shareholder." The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, we generally use the term "stockholder" when referring to holders of iPrint common stock or to Delaware law and "shareholder" when referring to holders of Wood common stock or to California law. After completion of the merger, shareholders of Wood common stock will become stockholders of iPrint common stock. The rights of iPrint stockholders will be governed by Delaware law, iPrint's certificate of incorporation and iPrint's bylaws. While iPrint believes that this description addresses the material differences, this summary may not contain all of the information that is important to stockholders of iPrint and shareholders of Wood. iPrint stockholders and Wood shareholders should read this entire document and the documents referred to in this summary carefully for a more complete understanding of the differences between the rights of iPrint stockholders, on the one hand, and Wood shareholders, on the other. This summary is not intended to be complete and is qualified in its entirety by reference to the relevant provisions of the certificate of incorporation and bylaws of iPrint, the articles of incorporation and bylaws of Wood, and Delaware and California law. Additionally, if the iPrint Merger Proposal is approved by the iPrint stockholders and the Wood Proposal is approved by the Wood shareholders, and the merger is completed, the rights of the combined company's stockholders will be altered as set forth in the Third Amended and Restated Certificate of Incorporation attached as Appendix B to this joint proxy statement/prospectus.

Size of the Board of Directors

   Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. iPrint's board of directors may consist of such number of directors as determined by the board of directors, and currently consists of five directors.

   Under California law, as provided in the articles of incorporation or bylaws, the minimum number of directors cannot be less than three. A bylaw changing the number of directors may only be adopted by approval of a majority of the outstanding shares. The Wood bylaws provide that the authorized number of directors of Wood shall be three.

   The Third Amended and Restated Certificate of Incorporation of iPrint to be filed upon completion of the merger sets the initial number of directors at seven, and provides for adjustment thereafter by the board of directors.

Classification

   The iPrint board of directors is divided into three classes, with each class serving a staggered three-year term.

   The Wood board of directors is not classified. Each director is up for election every year.

Removal of Directors

   Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. iPrint's certificate of incorporation and bylaws provide that a director can only be removed for cause and by the vote of 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote.

   California law provides that the board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony. Further, any director or the entire board of directors may be removed, with or without cause, with approval of a majority of the outstanding shares entitled to vote thereon; however, no director may be removed (unless the entire board is removed) if the number of shares voted against the removal would be sufficient to elect the director under cumulative voting. Shareholders holding at least 10% of the outstanding shares in any class may sue in superior county court to remove from office any officer or director for fraud, dishonest acts or gross abuse of authority or discretion. The Wood bylaws provide for the removal of directors in accordance with California law.

Filling Vacancies on the Board of Directors

   Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order any election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. iPrint's bylaws provide that vacancies may be filled, subject to the rights of the holders of any series of Preferred Stock then outstanding, only by a majority vote of the directors then in office, though less than a quorum. Any director elected by the board of directors to fill a vacancy or newly created directorship shall hold the office for a term expiring at the next annual meeting of stockholders.

   The Third Amended and Restated Certificate of Incorporation of iPrint to be filed upon completion of the merger provides that, in addition to a vote by the stockholders, the affirmative vote of at least 66 2/3% of the authorized directors shall be required, for a period of one year from the completion of the merger, to (i) fill any vacancy on the board of directors, (ii) nominate any new members of the board of directors, or (iii) increase the size of the board.

   Under California law, any vacancy on the board of directors other than one created by removal of a director, may be filled by the board of directors, unless otherwise provided in the articles or bylaws, and by shareholders if not filled by the directors. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director can only be filled by the shareholders unless board approval is authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders.

Cumulative Voting

   California law requires that any corporation that is not a listed corporation must permit cumulative voting in its elections for directors, provided that the shareholder wishing to cumulate votes follow the proper procedures for doing so. Delaware law does not require any corporation to permit cumulative voting.

   iPrint does not permit cumulative voting. Wood is required to, and does, permit cumulative voting.

Limitation on Director Liability

   Delaware law and California law each provide that the charter documents of a corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders, provided such liability does not arise from certain proscribed conduct, including, in the case of Delaware law, for any breach of the director's duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit, or, in the case of California law, intentional misconduct or knowing and culpable violation of law, acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees.

   The iPrint certificate of incorporation provides that a director of iPrint shall not be personally liable to the corporation or its stockholders for monetary damages, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The iPrint certificate further provides that, if the Delaware General Corporation Law is hereafter amended to authorize the further limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

   The Wood articles of incorporation contain a provision limiting the liability of its directors to the fullest extent provided by California law.

Indemnification of Directors and Officers

   Both Delaware and California law generally permit a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third party action, other than a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

   Under Delaware law, such determination shall be made, in the case of an individual who is a director or officer at the time of such determination: by a majority of the disinterested directors, even though less than a quorum; by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or by a majority vote of the stockholders, at a meeting at which a quorum is present.

   Under California law, such determination will be made by a majority vote of a quorum consisting of directors who are not parties to the indemnification proceeding, or, if such a quorum of directors is not obtainable, by independent legal counsel, by approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote, or by the court in which the underlying proceeding is or was pending.

Amendments to Certificate of Incorporation and Articles of Incorporation

   Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation.

   iPrint's certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in any annual election of directors, voting together as a single class, is required to amend or repeal provisions of iPrint's certificate of incorporation relating to: the management of iPrint by or under the direction of the board of directors, stockholder action without a meeting, the calling of special meetings, number, election, term, classes and removal of directors, adoption, amendment or repeal of the bylaws, liability of the directors, and the amendment or repeal of the above-described provisions of iPrint's certificate of incorporation.

   Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval, although certain minor amendments may be adopted by the board alone, such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles. The Wood articles of incorporation do not require a greater level of approval for an amendment thereto. Under California law, the holders of the outstanding shares of a class of stock are entitled to vote as a class if a proposed amendment to the articles of incorporation would: increase or decrease the aggregate number of authorized shares of such class; effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split; effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class; change the rights, preferences, privileges or restrictions of the shares of such class; create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class; in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

   The Wood articles of incorporation require the (i) approval by 67% of the outstanding shares of Series A Preferred Stock, if shares of Series A Preferred Stock are outstanding, or (ii) the unanimous vote of the board of directors if no shares of Series A Preferred Stock are outstanding, in order for Wood to take any of the following actions: amend or repeal the Wood's articles of incorporation; create, reclassify, authorize or issue any class of stock senior to, or on a parity with, the Series A Preferred Stock; a change the number of directors; make a material modification to the Noncompetition and Nondisclosure Agreement with the Wood's Chief Executive Officer; or file a voluntary petition under the federal or state bankruptcy or insolvency laws or make an assignment for the benefit of creditors. As of the date of this joint proxy statement/prospectus, there are no shares of Series A Preferred Stock of Wood outstanding and none are expected to be issued prior to consummation of the merger.

Amendments to Bylaws

   Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. iPrint's certificate of incorporation authorizes iPrint's board of directors to adopt, amend or repeal iPrint's bylaws. The stockholders of iPrint may adopt, amend or repeal iPrint's bylaws, by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in any annual election of directors, voting together as a single class.

   Under California law, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. The Wood articles of incorporation provide that the Wood bylaws may not be amended or repealed without first obtaining the consent of the holders of not less than 67% of the outstanding shares of Series A Preferred Stock, if any such shares are outstanding or the unanimous vote of the board of directors, in the event that no shares of Series A Preferred Stock are outstanding.

Authorized Capital Stock

   The iPrint certificate of incorporation authorizes the issuance of up to 100,000,000 shares of Common Stock, par value one-tenth of one cent ($0.001) per share and 2,000,000 shares of Preferred Stock, par value one-tenth of one cent ($0.001) per share. The iPrint board of directors is authorized, without further action by the stockholders, and subject to any limitations prescribed by law, to designate and issue the preferred stock in one or more series, and can fix the rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions on these shares. The iPrint board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of iPrint's common stock.


   As of August 27, 2001, the record date for the iPrint special meeting, 30,251,572 shares of iPrint common stock were issued and outstanding, and no shares of iPrint Preferred Stock were issued and outstanding.


   The Wood articles of incorporation authorize the issuance of up to 100,000,000 shares of Common Stock, no par value, and 25,000,000 shares of Preferred Stock, no par value, of which 12,500,000 are designated Series A Preferred Stock. The Wood board of directors is authorized, without further action by the shareholders, and subject to any limitations prescribed by law, to designate and issue the preferred stock in one or more series, and can fix the rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions on these shares. The Wood board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Wood common stock.


   As of September 19, 2001, the record date for the Wood special meeting, 28,850,432 shares of Wood Common Stock were issued and outstanding, and no shares of Wood Preferred Stock were issued and outstanding.


Dividends

   Both Delaware law and California law provide that the directors of a corporation may declare and pay dividends on capital stock. Under Delaware law, dividends may only be paid out of surplus, which is the excess of net assets of the corporation over capital, or, if the corporation does not have adequate surplus, out of net profits for the current or immediately preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock. Under California law, dividends may only be paid out of retained earnings or so long as the distribution does not render the corporation unable to meet its liabilities as they mature.

   The iPrint certificate of incorporation places no additional restrictions on its board's ability to declare dividends.

   The Wood articles of incorporation require that dividends shall be paid to the holders of Series A Preferred Stock, if any, on a non-cumulative basis, when, as and if declared by the board of directors, at a rate equal to 9% per year on the initial purchase price of the shares of Series A Preferred Stock. No shares of Series A Preferred Stock are currently outstanding.

Stock Repurchases, Redemptions, and Conversions

   In general, a corporation may not purchase or redeem its own shares if its capital is impaired or if the purchase or redemption would cause its capital to be impaired. A corporation may, however, purchase or redeem preferred shares out of capital if the shares will then be retired, thereby reducing the capital of the corporation.

   The iPrint certificate of incorporation does not restrict iPrint's ability to repurchase or redeem its own shares.

   The Wood articles of incorporation state that, unless the holders of the shares of Series A Preferred Stock consent in writing, the shares of Series A Preferred Stock outstanding, if any, are not redeemable.

Appraisal or Dissenters' Rights

   Under Delaware law, holders of shares of any class or series of stock, who neither vote in favor of the merger or consolidation nor consent thereto in writing, have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment for their shares in cash equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series of stock listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than stock of the surviving corporation; stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders; cash in lieu of fractional shares; or some combination of the above. In addition, dissenters' rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

   Under California law, if the approval of the outstanding shares of the corporation is required for a merger or reorganization, each shareholder entitled to vote on the transaction, and who did not vote in favor of the reorganization, may require the corporation to purchase for cash at their fair market value the shares owned by such shareholder. No appraisal rights are available for shares listed on any national securities exchange certified by the Commissioner of Corporations or listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve Systems, unless there exists with respect to such shares any restriction on transfer imposed by the corporation or by any law or regulation or if demands for payment are filed with respect to 5% or more of the outstanding shares of that class.

Action by Written Consent

   Under Delaware law and California law, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize such action. Under California law, if consent is solicited for less than all shareholders entitled to vote, notice as required shall be given. In addition, under California law, any election of directors by written consent, other than to fill a vacancy created by removal, which requires the unanimous written consent, may be filled by the consent of a majority of the shareholders.

   The iPrint certificate of incorporation prohibits stockholder action without a duly called annual or special meeting of the stockholders.

Annual Meeting of Stockholders

   iPrint's annual meetings of stockholders are held on the date and at the place fixed by its board of directors. The Wood bylaws provide that its annual meetings of stockholders be held at 12:00 noon on the first Friday in February at the principal executive office of Wood unless otherwise designated by the board of directors.

Special Meeting of Stockholders

   The iPrint certificate of incorporation and bylaws provide that special meetings of the stockholders may only be called by the board of directors, the chairman of the board, or the chief executive officer.

   The Wood bylaws provide that special meetings of the shareholders may only be called by the board of directors, the chairman of the board, the president, a vice president, the secretary, or by one or more shareholders holding not less than 10% of the voting power of Wood.

Advance Notice Requirements of Stockholder Nominations

   In order to nominate an individual for election to the board of directors at an annual meeting, iPrint's bylaws require a stockholder to provide written notice of the nomination to iPrint's secretary at least 120 calendar days in advance of the date that iPrint's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders. For a special meeting, iPrint's bylaws require a stockholder to provide written notice to be received by iPrint not later than ten days following the date that such notice for the meeting was mailed.

   The Wood bylaws do not contain a comparable provision.

Advance Notice Requirements of Stockholder Business

   In order to raise business before an annual meeting, an iPrint stockholder must provide written notice of such intent to iPrint not less than 120 calendar days in advance of the date that iPrint's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders. In the event of a special meeting, notice by the stockholder must be received not later than ten days following the day on which such notice of the meeting was mailed. The stockholder's notice shall set forth:

    . a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the special meeting;

    . the name and address, as they appear on iPrint's books, of the stockholder proposing such business;

    . the class and number of shares of iPrint which are beneficially owned by the stockholder; and

    .  any material interest of the stockholder in such business.

   The Wood bylaws do not contain a comparable provision.

Rights of Inspection

   Delaware and California law allow any stockholder to inspect the accounting books and records and minutes of proceedings of the stockholders and the board and to inspect the stockholders' list at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a stockholder. Additionally, California law provides for an absolute right to inspect and copy the corporation's shareholders list by a shareholder or shareholders holding at least 5% in the aggregate of the corporation's outstanding voting shares, or any shareholder or shareholders holding 1% or more of such shares who have filed a Schedule 14A with the Commission.

Transactions Between the Corporation and its Directors and Officers

   Both Delaware law and California law state that any contract or transaction between a corporation and any of its directors or officers is not void or voidable if the material facts as to the transaction and as to the director's or officer's interest are fully disclosed and a majority of the disinterested shareholders represented and voting at a duly held meeting approve or ratify the transaction in good faith. California law provides that such a contract or transaction also is not void or voidable if either after full disclosure the transaction is approved by the board or a committee (excluding the vote of interested directors) in good faith and the transaction is just and reasonable to the corporation, or the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified. Delaware law is similar except that the transaction must be shown to be fair instead of just and reasonable.

Reporting Requirements

   iPrint is a publicly-traded company and is required to submit periodic and current reports to the SEC. These reports are accessible to the public, including its stockholders, at no charge and contain material information about iPrint.

   Wood is a privately-held company and does not have any public reporting requirements. As such, material information about Wood is generally not available to its shareholders nor to the public at large.

                             iPRINT PROPOSAL NO. 2

            APPROVAL OF REVERSE STOCK SPLIT OF iPRINT COMMON STOCK

Background


   iPrint's board of directors has adopted resolutions proposing to amend
Article IV(A) of iPrint's certificate of incorporation to effect a reverse stock split as set forth as set forth in the Certificate of Amendment of Second Amended and Restated Certificate of Incorporation attached as Appendix G to this joint proxy statement/prospectus in which the outstanding shares of common stock, referred to as "old common stock," will be combined and reconstituted as a smaller number of shares of common stock, referred to as "new common stock," by a ratio of 1-for-2, 1-for-3, 1-for-4, 1-for-5, 1-for-6, 1-for-7, 1-for-8,
1-for-9, 1-for-10, 1-for-11, 1-for-12, 1-for-13, 1-for-14, 1-for-15, 1-for-16,
1-for-17, 1-for-18, 1-for-19 or 1-for-20 (as if each amendment is being submitted as a separate proposal), with one of such amendments being the final amendment to be determined by iPrint's board of directors, which shall have the right to abandon any or all of such amendments. The exact ratio will be determined by iPrint's board based on prevailing market conditions at the time the reverse stock split is effected. iPrint Stockholders are being asked to approve nineteen separate alternative amendments to the certificate of incorporation corresponding to each of the possible reverse split ratios between two and twenty, with the board having the authority to give its final approval to only one of such amendments and to abandon the others.



   By approving the proposed amendment, iPrint stockholders will be authorizing the board to implement the reverse split at any time on or before March 1, 2002, or to abandon the reverse split at any time prior to implementation. If the amendment has not been filed with the Delaware Secretary of State by the close of business on foregoing date, the iPrint board will either resolicit iPrint stockholder approval or abandon the reverse split.


Purpose of the Reverse Stock Split


   The purpose of the reverse stock split is to facilitate the continued listing of iPrint's common stock on the Nasdaq National Market. On June 8, 2001, iPrint received a notice from Nasdaq Stock Market, Inc. that it had failed to comply with the continued listing requirements for the Nasdaq National Market on the basis that iPrint's common stock had failed to maintain a minimum bid price of $1.00 per share and its securities are therefore subject to delisting from the Nasdaq National Market. iPrint subsequently requested a hearing before the Nasdaq Listing Qualifications Panel to review Nasdaq's determination that it was not in compliance with its listing requirements. Such hearing was held on July 26, 2001. During the hearing, iPrint advised the panel that it would take affirmative steps to achieve compliance by effecting a reverse stock split. On August 24, 2001, iPrint received a letter from Nasdaq notifying it that, based on effecting a reverse stock split in connection with the pending merger, iPrint would receive an extension to clear minimum bid requirements, provided that iPrint (1) file a proxy statement with the SEC and Nasdaq to effect a reverse stock split by September 7, 2001, (2) evidence the $1.00 minimum closing bid per share listing criterion by October 31, 2001, and immediately thereafter maintain the $1.00 per share requirement for a minimum of ten consecutive trading days, and (3) demonstrate compliance with all other requirements for continued listing.


   A reverse stock split should have the effect of increasing the trading price of iPrint's common stock, because it will result in a proportionate increase in iPrint's reported earnings per share. The board of directors believes that the proposed reverse stock split is likely to result in the bid price of iPrint's common stock increasing over the $1.00 minimum bid price requirement. However, the market price of iPrint's common stock may not rise in proportion to the reduction in the number of outstanding shares resulting from the reverse split. Moreover, iPrint's share price has been subject to a downward trend over the past several months, and the price may not remain above $1.00 even if it exceeds that price initially following the reverse split.

   If the market price for iPrint's common stock remains below $1.00 per share and iPrint is no longer listed on the Nasdaq National Market, iPrint's common stock may be deemed to be "Penny Stock." If iPrint's common stock is considered "Penny Stock," it would be subject to rules that impose additional sales practices on broker-dealers who sell its securities. For example, broker-dealers must make a special suitability determination for the purchaser, receive the purchaser's written consent to the transaction prior to sale, and make special disclosures regarding sales commissions, current stock price quotations, recent price information and information on the limited market in "Penny Stock." Because of these additional obligations, some brokers may not effect transactions in "Penny Stocks," which could adversely affect the liquidity of iPrint's common stock.

   If the market price for iPrint's common stock stays above $1.00, but iPrint's public float does not stay above $5 million for a sustained period of time, iPrint may not qualify for continued listing on the Nasdaq National Market but may qualify for listing on the Nasdaq SmallCap Market. Listing on the Nasdaq SmallCap Market would enable iPrint to return to the Nasdaq National Market if, and when, it is brought back into compliance with the public float requirement. If iPrint could not qualify for listing on the Nasdaq SmallCap Market, then it would not be eligible for listing again on the Nasdaq National Market unless it complied with the initial listing requirements, which are significantly more stringent than the continued listing requirements.

Effectiveness of the Reverse Stock Split


   If this proposal is approved by iPrint's stockholders, the reverse split will become effective at such time as iPrint files the amendment to its certificate of incorporation with the Delaware Secretary of State, which may take place at any time on or before March 1, 2002. Before iPrint files this amendment, the board of directors must approve the final ratio in which old common stock will be converted into new common stock. Even if the reverse stock split is approved by stockholders, iPrint's board of directors has discretion to decline to carry out the reverse split if it determines that the reverse split is not necessary to avoid the delisting of iPrint's common stock or if it determines that the reverse split will not be beneficial for any other reason. Upon the filing of the amendment, all the old common stock will be converted into new common stock as set forth in the amendment.


Certificates




   If any of the proposed reverse stock splits is effected, iPrint will not require holders of common stock to surrender their stock certificates. Instead, iPrint will give notice to its transfer agent of the reverse stock split, the final reverse split ratio and the effective date of the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation in order to accurately reflect the number of issued and outstanding shares of capital stock of iPrint.


Effects of the Reverse Stock Split

   The principal effect of the reverse stock split will be to decrease the number of shares of common stock outstanding from approximately 30,251,572 shares to between approximately 2,016,771 shares and approximately 15,125,786 shares, depending on which ratio is adopted by iPrint's board of directors. In addition, the reverse split will result in a proportionate decrease in the number of shares authorized for issuance under iPrint's stock option and stock purchase plans and the number of shares of common stock issuable upon exercise of outstanding options, and a proportionate increase in the exercise prices of outstanding options.

   The reduction in the number of outstanding shares is expected to increase the trading price of iPrint's common stock, although there can be no assurance that such price will increase in proportion to the ratio of the reverse stock split ratio. The trading price of iPrint's common stock depends on many factors, including many which are beyond iPrint's control. The higher stock price may increase investor interest and reduce resistance of brokerage firms to recommend the purchase of iPrint's common stock. On the other hand, to the extent that negative investor sentiment regarding iPrint's common stock is not based on iPrint's underlying business fundamentals, the reverse split might not overcome that sentiment enough to increase iPrint's stock price to a level that consistently exceeds $1.00 per share.

   The liquidity of iPrint's common stock may be adversely affected by the reduced number of shares outstanding after the reverse stock split. In addition, the split will increase the number of stockholders who own "odd lots," which consist of blocks of fewer than 100 shares. Stockholders who hold odd lots may be required to pay higher brokerage commissions when they sell their shares and may have greater difficulty in making sales.

   The shares of new common stock will be fully paid and non-assessable. The amendment will not change the terms of iPrint's common stock. The shares of new common stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the common stock now authorized. No stockholder's percentage ownership of common stock will be altered.

   Because iPrint's authorized common stock will not be reduced, the overall effect will be an increase in authorized but unissued shares of common stock as a result of the reverse stock split. These shares may be issued by iPrint's board of directors in its discretion. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of common stock.

   While the board of directors believes it advisable to authorize and approve the reverse stock split for the reasons set forth above, iPrint's board is aware that the increase in the number of authorized but unissued shares of common stock may have a potential anti-takeover effect. iPrint's ability to issue additional shares could be used to thwart persons, or otherwise dilute the stock ownership of stockholders seeking to control iPrint. The reverse stock split is not being recommended by the board as part of an anti-takeover strategy.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

   Following are the material U.S. federal income tax consequences to iPrint stockholders and iPrint of the reverse stock split, under existing U.S. federal income tax law:

    . iPrint stockholders will not recognize any gain or loss upon their receipt, as a result of the reverse stock split, of a reduced number of shares of iPrint common stock in exchange for their pre-stock split shares of iPrint common stock;

    . iPrint stockholders' adjusted tax basis in their post-reverse stock split reduced number of shares of iPrint common stock will be the same as the adjusted tax basis of the iPrint common stock they hold before the reverse stock split;

    . the holding period of the post-reverse stock split shares of iPrint common stock will generally include the holding period of the exchanged pre-reverse stock split shares of iPrint common stock; and

    . iPrint will not recognize any gain or loss as a result of the reverse stock split.

Independence from the Completion of the Merger

   Effecting the reverse split is not conditioned upon the completion of the merger pursuant to obtaining the respective stockholders' approvals of the merger proposals, in addition to satisfying the parties' other conditions to the merger agreement.

Recommendation of iPrint's Board


   iPRINT'S BOARD OF DIRECTORS HAS APPROVED THE REVERSE SPLIT, FOUND SUCH REVERSE SPLIT TO BE FAIR, ADVISABLE AND IN THE BEST INTERESTS OF ITS STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS OF iPRINT VOTE IN FAVOR OF THE iPRINT REVERSE SPLIT PROPOSAL.

                              BUSINESS OF iPRINT

Overview

   iPrint is a leading provider of online printing technology and infrastructure for the business market.

   iPrint's online print shops, printing technology, and specialized printing services offer a virtual one-stop shop for commercial printing, letting customers design, proof, and order thousands of customized printed products. Its online print services are designed to be more convenient and cost-effective than traditional print channels. By automating or enhancing the print order process, by integrating into corporate e-procurement systems, and by electronically connecting its online printing services into select commercial print vendors, iPrint significantly reduces many of the costs and inefficiencies associated with the traditional printing process. Other benefits include streamlining information and workflow, centralizing control and accountability, and improving return on investment associated with e-procurement investment.

   iPrint was incorporated in August 1996 and initiated its online print shop offering in 1997. iPrint began offering infrastructure services in 1998 and specialized printing services in 2000. In early 2001, it expanded into the enterprise market with a corporate e-printing offering.

   iPrint promotes its online printing technology and services through a direct sales force, marketing partnerships, and its branded iPrint.com website and related private-labeled and co-labeled partner websites.

Industry Background

  The Growth of Internet Commerce and Its Impact on Business

   The explosive growth of the Internet as a tool for global communications has enabled millions of people to interact electronically. According to the Neilsen NetRating, there were 166 million web users in the United States alone as of March 15, 2001, and they expect this number to grow to approximately 502 million by the end of 2003. Rapid acceptance of the Internet as a communications platform by both businesses and consumers has created the foundation for significant growth in e-business.

   Large enterprises continually strive for better gross and operating margins. Traditional procurement is costly, partially as a result of the manual processes within an organization, as well as the manual processes occurring between organizations. To make these manual processes more efficient, corporations have placed significant investment in enterprise resource planning or ERP, e-procurement, and supply chain management applications and environments. International Data Corporation predicts that the e-procurement applications market will increase from approximately $147 million in revenues in 1998 to $5.3 billion in 2003.

   There are several benefits of an e-procurement system, including:

    .  streamlined procurement process;

    .  internal procurement cost savings;

    .  quality and cost control; and

    .  reporting for enterprise tracking and accountability.

   Furthermore, the Small Business Administration estimates that more than 98% of all businesses in the United States have fewer than 100 employees. These businesses, particularly self-employed individuals and small businesses, often lack the size and financial resources to create economies of scale. As a result, these organizations typically do not maintain dedicated procurement departments and often do not achieve significant purchasing leverage. The Internet can provide these businesses with a number of advantages when making purchases, including:

    .  convenience;

    .  wider selection of products and services; and

    .  competitive pricing.

   The widespread adoption of the Internet as a purchasing vehicle, as well as the creation of technology and infrastructure that automates, integrates, and aggregates business products and services, has generated significant opportunities for companies to change and improve traditional marketplaces such as the commercial printing industry.

  The Traditional Printing Industry and Its Limitations

   Printing can be a major area of expenditure for businesses. Based on data from CAP Ventures Print on Demand Market Forecast 1999-2004, sales in the United States printing industry totaled $305.8 billion in 1999. The manufacturing side of the printing industry is highly fragmented, with an estimated 50,000 local and regional commercial printers in the United States.

   The process of purchasing printed goods usually consists of four phases: quotation, design, order placement, and fulfillment. Typically, design is initiated in-house using software design tools such as Adobe Illustrator, QuarkXPress or PageMaker or is manually accomplished using a complex series of paper-based templates and order forms that indicate design and ordering attributes such as layout, graphic enhancement, color, typeface, and credit card and shipping information. Design information is often transmitted via phone, fax or courier to a commercial print vendor for quotation and/or fulfillment. After an order is placed, the process of preparing, printing, and delivering the order constitutes the fulfillment process.

   The four phases of purchasing print contain a number of inefficiencies and create numerous challenges for both purchasers and the commercial print vendors that serve this market, including:

   Time-consuming. In the manual print process, there are dozens of interaction and communication milestones that can involve significant travel and expense. If the finished product fails to satisfy the customer, the materials may be returned to the vendor to be reprinted, which is referred to as a reprint-due-to-error or a re-do, adding to the overall processing time.

   Lack of control and guesswork. For those using an order form mechanism, the text-based order form is non-visual, which means that a print customer usually does not see how the overall design will look prior to printing. Without a printed proof, a customer can only guess how the final product will look, resulting in an uncomfortable buying situation. Due to the constraints of a form-based creative process, a customer has limited control over creative design iterations.

   Error-prone. Even when submitting electronic design files, the quotation, order, and fulfillment phases are typically handled manually, increasing the potential for human error. Some of the factors that affect this error rate include incorrectly formatted or incomplete electronic design files or incomplete or illegible paper forms. Information is typically entered manually into the printer's systems multiple times, greatly increasing the chances for typographical errors. Because an order is not usually accompanied by a visual proof, aesthetic interpretations are often necessary and can contribute to design variations that differ from customer expectations.

   Cost-inefficient and labor intensive. The process by which an order is prepared for printing by the commercial print vendor, known as prepress or pre-production, is generally manually oriented and labor intensive. Short-run print orders are generally low-dollar transactions that can require the same amount of time, labor, and service as large print orders. Consequently, they are less desirable to printers and discourage process innovation and investment. Information is generally entered redundantly into various accounting, batching, and composite systems. As a result, manual proofing and physical movement of operating paperwork must be repeated throughout the printing process.

   Incomplete product offerings. Because traditional print shops generally offer a limited selection of customizable products, customers may have to contact several shops or design houses to fulfill even basic printing needs.

   Limited product and order information. Custom printing can be a complex process. As a result, the traditional print broker, print shop, or catalog customer representative may lack knowledge concerning product offering, pricing, and timing of delivery. After a print order is placed, customers often have limited interaction with the servicing representative and, for standard printing services, usually no direct interaction with the commercial print vendor, making it difficult to track changes in order status and delivery time.

   iPrint believes that customers want a more efficient and reliable means to purchase printing services. Likewise, iPrint believes that commercial print vendors want to take advantage of the efficiency and interactivity of the Internet to improve order management and increase sales. However, the vast majority of print vendors have not been able to justify the resources required to build and maintain their own online printing systems.

iPrint Enterprise System Solutions

   Large enterprises are often impacted by the infrastructure costs necessary to order and control purchased products. To ensure total procurement cost savings, large enterprises have been implementing e-procurement and supply chain systems to improve gross margins and operating margins. Through iPrint's Corporate e-Print Centers and specialized print services, it offers corporations a self-service, online, cost-efficient solution to satisfy professional printing needs. By utilizing iPrint's integrated enterprise system solutions, large corporations can realize the following benefits:

   Streamlined professional print-buying process. iPrint's online technology streamlines the traditionally manual process for personalizing, ordering, and printing corporate stationery and business products. The system also enables distributed ordering for companies with offices in multiple locations. Many of its systems are electronically connected to an extensive network of commercial printing partners, further streamlining information flow, design, and order delivery.

   Centralized control and accountability. Enterprises need to manage both brand and non-authorized print spending. iPrint's online technology allows corporations to lock in branding and design requirements as needed. Approval is automated and can be linked into a corporation's IT system, effectively increasing both the granularity of the purchase order process and the subsequent reporting process even across different geographic offices and intra-company departments.

   Cost reduction. A large enterprise's procurement process, including the accurate completion of purchase requisitions, requisition routing for authorization, and submission of the approved purchase order to the vendor, is costly. Purchases that incorporate design requirements and collaboration are often manual and more complex than commodity procurement and, as a result, can be even more costly. By integrating iPrint's online, self-service technology into an enterprise's e-procurement system, an enterprise can realize substantial operating cost reductions. In addition, because iPrint technology can be integrated into an existing ERP, e-procurement, or supply chain environment, implementation costs are virtually eliminated.

   Improved return on investment for enterprise e-procurement systems. Large enterprises have been investing in ERP, e-procurement, and supply chain systems in an effort to improve gross margins and operating margins. The greater the cost reduction, the greater the return on investment large enterprises will achieve for the investment in their e-procurement systems. iPrint believes this is an important motivator for corporations today and that its technology offers the enterprise improved return on investment for print-related spending.

iPrint Small Business Solutions

   Through iPrint's self-service, online print shops, it offers small businesses a single place to satisfy professional printing needs. While iPrint's primary focus is on business customers, its ability to automate and aggregate print jobs in small quantities allows it to effectively service the high-margined printing needs of individuals and small businesses as well. iPrint offers small businesses and individuals the following benefits:

   Convenience. Its online website, iPrint.com, as well as the websites of its private-labeled and co-labeled partners, are available 24 hours a day, seven days a week, from any Internet-enabled personal computer, and are self-service and user-friendly. Products can be shipped to virtually any location the customer chooses, enabling the entire process to be managed from the comfort of the office or home.

   Simplified design and enhanced ordering process. For products created through any of its website properties, iPrint's technology enables the customer to design and view printed items prior to purchasing these products. iPrint believes its "what-you-see-is-what-you-get" approach is superior to the non-visual, forms-based process traditionally used by print shops and office supply catalogs, increases reliability and customer satisfaction, and reduces the time it takes to complete an order. At its website properties, iPrint's interactive design tools alert the customer to common mistakes and missing information, further reducing the possibility of an incomplete or inaccurate order. Regardless of where a product is created, iPrint routes orders to the most appropriate printing plant given quantity, equipment, raw materials and geographical considerations.

   Streamlined fulfillment process. After an order is placed, iPrint electronically sends a ready-to-print graphic file and, a job ticket file, which is a data file containing all of the attributes of an order including information like paper codes, ink codes and shipping information, to one of its certified commercial print vendors located throughout the United States. iPrint's online self-service print shops virtually eliminate the prepress process for its commercial print vendors. iPrint believes this significantly improves the accuracy of the order and substantially reduces the amount of time and effort required for the commercial printer to complete it.

   Significant cost savings. Through automation and aggregation, iPrint is able to pass significant savings on to its customers as compared to the typical traditional print shop and design house, sometimes by as much as 50%. Further, iPrint believes that it competes favorably on price with mail order catalogs but has a superior offering of customized printed products. Its print shop properties operate online, enabling it to eliminate the costs of building and managing physical print shops or printing and distributing catalogs.

   Broad range of services and professionally printed products. iPrint provides a one-stop shopping experience for a wide range of printed products and services. iPrint believes its print product selection is superior to most traditional print shops and office supply catalogs. In its self-service print shop properties, it offers thousands of print items in dozens of product categories, including business cards, stationery, checks, business forms, labels, rubber stamps, invitations, personalized Post-it(R) Notes, photo mouse pads, t-shirts, coffee mugs, and many other items. Customers can design, view and modify a design, and either immediately place their order or save their work-in-progress and order at a later date. For print items or higher quantities not offered in its self-service selection, iPrint responds to customer requests for specialized projects with customized quotations.

   Comprehensive customer service. iPrint offers a broad range of customer services and communication during all phases of the ordering and fulfillment process.

iPrint Benefits to Backend Commercial Printing Network

   In addition to the benefits iPrint provides to its enterprise and small business customers, it also provides significant advantages to its backend network of commercial print vendors.

   Based on its experience with commercial print vendors, iPrint believes its technology and "what-you-see-is-what-you-get" approach significantly reduces reprint-due-to-error rates and, in turn, streamlines production and eliminates costly print wastage. Its automated, self-service approach virtually eliminates the prepress process for standard business printing, thus reducing the actual cost of printing while improving overall capacity utilization. Aggregation also presents a higher volume opportunity for its printing partners. All of these factors facilitate cost savings, additional business opportunity, and higher throughput for its commercial print partners.

The Strategy

   iPrint's objective is to be the leading online printing technology and infrastructure provider to the business market. To achieve this objective, its strategy includes the following key elements:

   Develop an integrated technology and marketing relationship with key suppliers of ERP, e-procurement, and supply chain management software and environments. iPrint believes the e-procurement market is in a significant growth phase as enterprises strive to improve operating results. It intends to work with the leading ERP, e-procurement, and supply chain application providers to co-market its Corporate e-Print Center environment.

   Expand its website property business through strategic marketing relationships. iPrint intends to continue developing relationships with leading brick and mortar printing organizations, as well as with leading destination websites and media companies, requiring or benefiting from an online printing presence. By developing these relationships, it believes it can increase usage of its online print shop properties while decreasing customer acquisition costs.

   Continue development of its technology, including expanding its e-printing services. iPrint intends to further enhance the functionality of its technologies to improve order flow and reporting, expand its service offerings, facilitate more complete integration with print vendors, expedite payment processing, and improve the overall efficiency and throughput of its system.

Products and Services

   Through its Corporate e-Print Centers and retail website properties, iPrint customers can design, modify, proof and order over 3,500 printed products across dozens of product categories. Through its specialized print services, it can service customers with additional printed items or higher quantities that are not offered in Corporate e-Print Centers or retail website properties.

   Using its online Design Studio(TM), iPrint's customers can personalize products using a wide range of graphics, fonts and other customization options. Online designing, proofing, and ordering significantly enhances the print buying experience, improves information flow through an organization, and with its backend printing network, reduces costs.

   The following is a representative list of printable items that iPrint offers through its self-service enterprise and retail print shops:

Business and Stationery   Gifts and Apparel         Promotional
-----------------------   -----------------         -----------
Business cards            Luggage tags              Caps
Business checks           Mugs                      Golf balls
Labels                    Polo shirts               Key chains
Letterhead                Sweatshirts               Mousepads
Memo pads                 T-Shirts                  Pens
Rubber stamps             Tote bags                 Post-it(R) Notes

   Within a given category, there can be hundreds of different products and product options from which a customer can choose. For example, within the labels category, customers may select from a broad range of address, shipping, business and other types of labels. After the type of label is selected, customers can then choose the size, design, text, font, layout and ink color to be printed on the label. Once they have personalized their label and proofed the exact design online, they only need to enter their billing and shipping information to complete the order.

   The following graphic represents the steps involved in the iPrint.com ordering process:

                           [Ordering Process Graphic]



   Customers can access iPrint's print services through:

    . Corporate e-Print Centers. Through iPrint's Corporate e-Print Center program, it supplies technology and operating infrastructure to run customized e-printing centers for large enterprises. Its online corporate print centers can integrate into existing compatible ERP, e-procurement, or supply chain management environments or function in a stand-alone capacity. Depending on the specifics of the arrangement, it may generate revenue from set-up and activation charges, from reselling printed materials purchased from its backend printing network, from a transaction percentage, or from some combination of all of the above. In some cases, its corporate customers may determine the printing vendor. Products offered at its Corporate e-Print Centers vary depending on the requirements and desires of the corporate partner.

    . Specialized print services. Within the broad scope of standard business printing services, organizations often have special printing needs. These unique, project-oriented print jobs may vary only in quantity from iPrint's existing website offering, or they may involve printed items that are not generally offered in its self-service print shop, such as multi-paged color brochures, specialized banner production, color photocopying, or bound documentation. iPrint promotes these specialized services at its Corporate e-Print Centers and iPrint.com and related websites. These orders often represent higher revenues than a typical short-run print job. iPrint's customer service representatives review and respond to these requests on a case-by-case basis. It may fulfill special projects through its existing commercial print vendors or select other print vendors beyond those it ordinarily uses. iPrint generates revenues from these orders based on the value of the products ordered by a customer. By their nature, the specifics and dollar amounts of these projects vary widely. iPrint believes it is in a favorable position to provide these additional specialized services to its current customer base.

    . Private-labeled, co-labeled, and iPrint.com website properties. In addition to operating its own iPrint.com retail print shop, iPrint supplies the technology and operating infrastructure to run online print shop environments in a non-exclusive way to a variety of organizations. Co-labeled relationships promote both the iPrint.com brand and the co-labeled party's brand and agreements are individually negotiated, usually paying a percentage commission on sales made through these online shops. Private-labeled relationships promote only the private-labeled party's brand. Depending on the specifics of the arrangement, iPrint may generate revenue either from orders placed on these websites based on the wholesale price of the products sold, from a fee based on revenue generated from the website, or some combination of product and transaction fees. In some instances, iPrint's private-labeled parties may determine pricing, as well as print and order fulfillment vendors. For both private and co-labeled retail shops, the products offered vary depending on the requirements and desires of a particular partner.

   iPrint's website has won numerous awards and recognition, including:

    . Innovation 100 Award. iPrint was ranked by InformationWeek Magazine and Cap Gemini Ernst & Young as one of the top organizations that has mastered information technology and business savvy to build profitable and successful customer relationships.

    . Print-On-Demand Innovative Leadership Award. CAP Ventures presented this award to iPrint for having achieved technological advances that extend the power, flexibility, and added value that characterize on demand printing.

    . Inc./Cisco Growing with Technology Awards. Inc. Magazine and Cisco Systems selected iPrint as a winner in the Online-Only: 21st Century Revolutionaries category for using network technology to create new ways of selling products and services, and establishing new markets in the industry.

    . InformationWeek E-Business 100. iPrint was ranked #15 in InformationWeek Magazine's list of the top 100 electronic businesses, recognized for its ability to effectively integrate business and technology, and achieve overall innovation in e-business.

    . Windows Magazine Best Business Sites. iPrint was named to WINDOWS Magazine's list of the 101 Best Business Sites, having been recognized for its quality of information, utility, solutions, and ability to help users maintain a competitive edge.

    . The CIO WebBusiness 50/50 Award. iPrint was honored by CIO WebBusiness Magazine as one of the fifty outstanding Internet and fifty Intranet sites that demonstrate innovative design, technology, content, and functionality.

Customer Support

   For all of iPrint's Corporate e-Print Centers and its retail website properties, it uses comprehensive e-mail and telephone-based support to aid its customers in the design and order process where appropriate. iPrint's customer service professionals utilize proprietary software to access a customer's current and past order history, ensuring efficient customer contact. It also has a comprehensive Frequently Asked Questions, or FAQ, facility in its Corporate e-Print Centers and its retail website properties that explain each step of its processes and answers a variety of design and ordering questions. This enables customers to more easily complete their designs and orders and take advantage of iPrint's services.

Technology and Product Development

   iPrint significantly leverages core technology to support all of its e-printing services, including its Corporate e-Print Centers and its retail website properties. Its technology is based on an integrated view of the entire print procurement and production process. iPrint provides a solution that integrates the customer ordering process with the production process in a scalable environment. For enterprise customers, its technology can be integrated with an ERP, e-procurement, or supply chain application in order to provide a seamless print-buying solution or can operate in a stand-alone capacity. Its retail website properties can be accessed via simple Internet connectivity.

   The computer software architecture of iPrint's products and services integrates high-performance, proprietary software modules with technology that it licenses from third parties. It also uses hardware and software components from well-established vendors, including Cisco Systems, Dell Computers, Intel, Microsoft, America Online/Netscape Communications, and Sun Microsystems. The software supporting iPrint's Corporate e-Print Centers and its retail website properties can run on a single machine or be distributed across multiple servers, depending on capacity requirements. Servers can be added or removed while the system continues to operate, allowing iPrint to adjust capacity in a controlled manner while reacting quickly to market requirements. iPrint physically hosts the servers at a remote website to allow for the uninterrupted operation of the service websites in the event of a major system failure.

   iPrint's products are conceived, designed and implemented through the collaboration of its internal engineering, marketing and production organizations. Its product design efforts are focused on improving its existing technology as well as developing new applications to address customer needs. iPrint plans to continue employing a market-focused design approach by providing innovative technology that responds to and anticipates market needs for functionality, simplicity, style, and ease of use.

Marketing and Distribution

   To market its enterprise solution, iPrint intends to build a direct sales force with increased industry technology, print, and enterprise experience. iPrint also believes that there is an opportunity to expand its market presence through strategic marketing efforts with the suppliers, resellers, and integrators of the ERP, e-procurement, and supply chain management environments that it supports.

   To market its retail solutions, iPrint will continue targeting those organizations that require an online retail print shop presence as well as working with traffic-generating partners to build its iPrint.com branded properties.

Customers

   For its enterprise e-printing solution, iPrint's target customers are predominantly large enterprises with 1,000 or more employees. It expects revenues, including revenues from specialized printing services, to be greater than $100,000 per account per year.

   For its private-labeled and co-labeled relationships, iPrint's target customers are those corporations that benefit from an online print shop presence. iPrint expects revenues to be greater than $100,000 per account per year. The retail website properties that it builds and operates target the high-margined printing requirements of predominantly small businesses of less than 100 employees. As of June 30, 2001, its own iPrint.com website had logged over 1.1 million unique, paying customers and over 2.8 million total community members. Average non-promotional order value was approximately $61.00, while promotional order value was $11.18 during 2001.

   One customer accounted for 15% of total revenue for the six months ended June 30, 2001. The same customer accounted for 16% of outstanding accounts receivable balance as of June 30, 2001. The loss of a significant customer or a significant reduction in such a customer's orders could have an adverse effect on iPrint's sales.

Intellectual Property

   iPrint depends on its ability to develop and maintain the proprietary aspects of its technology. To protect its proprietary technology, iPrint relies primarily on a combination of patent, trademark and copyright laws and confidentiality and/or license agreements with its employees and others, including the online organizations, large commercial printers and office supply chains with whom it has co-label, private-label and marketing relationships.

   In the United States, iPrint has filed two utility patent applications and one provisional patent application, and it may seek other patents in the future. Both of the utility applications have pending international applications. These patents for which it has applied have not yet been issued. iPrint has registered trademarks or pending applications for the iPrint name in the U.S. and other key foreign countries. It has registered trademarks or pending applications for related names in the U.S. In addition, iPrint seeks to avoid disclosure of its trade secrets by limiting access to its propriety technology and restricting access to its source code. Despite these precautions, it may be possible for unauthorized third parties to copy particular portions of its technology or reverse engineer or obtain and use information that it regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the United States. iPrint's means of protecting its proprietary rights in the United States or abroad may not be adequate and competing companies may independently develop similar technology.

Competition

   Broadly speaking, iPrint is an online alternative to traditional print shops and print brokers. It competes with these offline entities. The existing printing market is established, mature and intensely competitive. The short-run mass market printing industry in the United States is highly fragmented, with an estimated 50,000 local and regional printers. These printers are mostly independent but many are owned by larger consolidators such as Taylor Corporation. Many of these printers have long-term established relationships with their customers and provide geographic proximity as well as services that are not yet available online.

   For mass-market printed items, price is generally not a principal method of competition, primarily due to the short-run nature of this type of printing. iPrint believes that convenience of ordering, breadth of product offering, shorter delivery time, and product quality all play a more important part in short-run, mass-market print-buying psychology.

   Ultimately, iPrint believes that the Internet will become an important source for the procurement of printed products targeted at businesses. Within this area, iPrint's principal direct competitors are Taylor Corporation and Discount Labels, who have developed online websites that permit customers to create, proof, and order popularly printed items directly online. While Taylor Corporation and Discount Labels each have substantially more resources than iPrint, iPrint believes it can be competitive because of its greater experience in technology, especially in integrating with corporate ERP, e-procurement, and supply chain management environments.

   iPrint also competes with mail-order catalog printers, which may benefit from offering a wider range of non-printed products than iPrint. iPrint also faces direct competition from a variety of other organizations, including existing office supply chains, procurement brokers, stationery houses, design houses, advertising specialty and print brokers, and photo and gift operations, many of which are in the process of developing their own online print services. It also faces competition from the increasing sophistication of desktop printers which may lessen the need for professional offset and raised ink printing. In addition, companies that iPrint does not currently compete with may become competitors in the future, either through the expansion of iPrint's technology and services or through their product development in the area of online print shops or through acquisitions. These companies could include Adobe Systems, America Online, and Microsoft Corporation. Some of iPrint's private-labeled printers may also terminate their agreements with iPrint and offer competing print services.

   The market for online print shops is new, rapidly evolving and highly competitive. iPrint is aware of dozens of online print shops that provide some of the printing products and services similar to its. Further, iPrint is aware of hundreds of online businesses that offer some limited custom printing services. The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of iPrint's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than it and may enter into relationships to provide online printing services with larger, more established and well-financed companies. Some of iPrint's competitors may be able to enter into these relationships on more favorable terms. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved services that may compete with the services iPrint markets. New technologies and the expansion of existing technologies may increase competitive pressures on iPrint. Furthermore, companies with whom iPrint has relationships to provide online printing services may offer end-users the choice between iPrint's services and the services of one of its competitors, and future customers may also offer end-users a similar choice. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. iPrint may be unable to compete successfully against current and future competitors, and competitive pressures facing it could harm its business and prospects.

Employees

   As of August 28, 2001, iPrint had seventy-six full-time employees. Of these employees, twenty-eight were in product development, twenty-five in sales, marketing and business development, two in customer support and twenty-one in finance and administration. None of iPrint's employees are subject to a collective bargaining agreement, and it has never experienced a work stoppage. iPrint believes its relations with its employees are good. iPrint's future success depends on its ability to attract, motivate and retain highly qualified technical and management personnel. From time to time iPrint also employs independent contractors to support its product development, sales, marketing, business development and finance and administration organizations.

Properties

   iPrint's current principal offices are located in leased facilities in Menlo Park, California, and consist of approximately 23,400 square feet with a lease term of five years. In addition to its principal office space in Menlo Park, California, iPrint also leases 22,700 square feet in two facilities in Redwood City, California under a series of multi-year leases that expire in September 2001 for one facility and September 2003 for the second facility. iPrint intends to sublet the Menlo Park facilities and relocate its principal offices to the Redwood City, California facility in September 2001. iPrint believes that the Menlo Park and the Redwood City facilities are each, independent of one another, adequate for its current needs or that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

   Between June 15, 2001 and July 7, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against iPrint, several of its officers and directors, and several underwriters of its initial public offering. The purported class actions are all brought on behalf of purchasers of iPrint common stock since March 7, 2000, the date of its initial public offering. The plaintiffs allege that iPrint's prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, that iPrint's underwriters required several investors who wanted large allocations of initial public offering securities to pay undisclosed and excessive underwriters' compensation in the form of increased brokerage commissions and required investors to agree to buy shares of its securities after the initial public offering was completed at predetermined prices as a precondition to obtaining initial public offering allocations. The plaintiffs further allege that because of these purchases, iPrint's post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in iPrint's prospectus and the purported inflation of its stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act and Section 10(b) of the Securities Exchange Act. Similar complaints have been filed against a number of other issuers that had initial public offerings in 1999 and 2000. iPrint anticipates that the actions described above, and any additional related complaints that may be filed will be consolidated into a single action. iPrint believes that it has meritorious defenses against these actions and intends to vigorously defend against them. However, due to the inherent uncertainties of litigation, iPrint cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could also have an adverse impact on its business, financial condition and results of operation.

   In addition to the litigation described above, from time to time iPrint is subject to various legal proceedings and claims that arise in the ordinary course of business.

               iPRINT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this joint proxy statement/prospectus, and in conjunction with management's discussion and analysis of financial condition and results of operations included in our Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001. In addition to historical information, this discussion contains certain forward-looking statements that involve risks and uncertainties, in particular relating to our expectations regarding our future operating expenses and capital requirements. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including but not limited to, those set forth or incorporated by reference under "Risk Factors" and elsewhere in this joint proxy statement/prospectus.

Overview

   iPrint Technologies, inc. is a leading provider of online printing technology and infrastructure for the business market.

   Our online print shops, printing technology and specialized printing services offer a virtual one-stop shop for commercial printing, letting customers design, proof, and order thousands of customized printed products. Our online print services are designed to be more convenient and cost-effective than traditional print channels. By automating or enhancing the print order process, by integrating into corporate e-procurement systems, and by electronically connecting our online printing services into select commercial print vendors, we significantly reduce many of the costs and inefficiencies associated with the traditional printing process. Other benefits include streamlining information and workflow, centralizing control and accountability, and improving return on investment associated with e-procurement investment.

   Customers can access our print services through:

    . Corporate e-Print Centers: Through our Corporate e-Print Center program, we supply technology and operating infrastructure to run customized e-printing centers for large enterprises. Our online corporate print centers can integrate into existing compatible ERP, e-procurement, or supply chain management environments or function in a stand-alone capacity. Depending on the specifics of the arrangement, we may generate revenue from set-up and activation charges, from reselling printed materials purchased from our backend printing network, from a transaction percentage, or from some combination of all of the above. In some cases, our corporate customers may determine the printing vendor. Products offered at our Corporate e-Print Centers vary depending on the requirements and desires of the corporate partner.

    . Specialized print services: Within the broad scope of standard business printing services, organizations often have special printing needs. These unique, project-oriented print jobs may vary only in quantity from our existing website offering, or they may involve printed items that are not generally offered in our self-service print shop, such as multi-paged color brochures, specialized banner production, color photocopying, or bound documentation. We promote these specialized services at our Corporate e-Print Centers and iPrint.com and related websites. These orders often represent higher revenues than a typical short-run print job. Our customer service representatives review and respond to these requests on a case-by-case basis. We may fulfill special projects through our existing commercial print vendors or select other print vendors beyond those we ordinarily use. We generate revenues from these orders based on the value of the products ordered by a customer. By their nature, the specifics and dollar amounts of these projects vary widely. We believe we are in a favorable position to provide these additional specialized services to our current customer base.

    . Private-labeled, co-labeled, and iPrint.com website properties: In addition to operating our own iPrint.com retail print shop, we supply the technology and operating infrastructure to run online print shop environments in a non-exclusive way to a variety of organizations. Co-labeled relationships promote both the iPrint.com brand and the co-labeled party's brand and agreements are individually negotiated, usually paying a percentage commission on sales made through these online shops. Private-labeled relationships promote only the private-labeled party's brand. Depending on the specifics of the arrangement, we may generate revenue either from orders placed on these websites based on the wholesale price of the products sold, from a fee based on revenue generated from the website, or some combination of product and transaction fees. In some instances, our private-labeled parties may determine pricing, as well as print and order fulfillment vendors. For both private and co-labeled retail shops, the products offered vary depending on the requirements and desires of a particular partner.

   We recognize revenues when the product is shipped, collection of the receivable is probable, and our commercial print vendors have fulfilled all of our contractual obligations to the customer. We take title to all products that we instruct our commercial print vendors to produce.

   For the six months ended June 30, 2001, approximately 12.4% of our revenues were derived from shipping and handling fees compared to 18% of our revenues for the same period in 2000. We record sales net of discounts. We have recorded the cost of promotional products that we give away for free as a sales and marketing expense. A portion of our revenue is generated through barter transactions with participants in our co-labeled program in which we sell printed products in exchange for online advertising. Barter transaction revenues and related advertising costs are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances and only if there is verifiable objective evidence provided by an equal amount of cash transactions within six months preceding the barter transactions. Revenues from barter transactions are included in revenues and the associated advertising expenses are recorded as sales and marketing expense. The cost of printed products sold in barter transactions is included in cost of sales. We derived $119,000, which represented approximately 2% of our revenues, from barter transactions for the six months ending June 30, 2001. For the six months ended June 30, 2000, we derived $300,000 from barter transactions, which represented approximately 4% of our revenues. Substantially all of our revenues are generated from sources within the United States and all sales to date have been in United States dollars.

Results of Operations

   The following table sets forth certain statements of operations data as a percentage of revenues for the periods indicated:

                                                                                         Six Months Ended
                                                               Year Ended December 31,       June 30,
                                                              ------------------------   ---------------
                                                               1998     1999     2000     2000     2001
                                                              ------   ------   ------   ------   ------
                                                                                            (unaudited)
Summary of Operations Data
Revenues.....................................................  100.0 %  100.0 %  100.0 %  100.0 %  100.0 %
Cost of sales................................................   58.5     69.6     70.4     73.7     63.7
                                                              ------   ------   ------   ------   ------
Gross margins................................................   41.5     30.4     29.6     27.0     36.3
                                                              ------   ------   ------   ------   ------
Operating expenses...........................................
   Research and development..................................  159.2    108.8     38.9     45.9     52.5
   Sales and marketing.......................................  171.4    249.8    160.5    209.0    101.3
   General and administrative................................  125.4     73.8     43.2     51.4     54.7
   Amortization of deferred compensation, net of forfeitures.     --     20.5     10.8     15.2     (7.4)
Corporate restructuring charge...............................     --       --       --       --      7.0
                                                              ------   ------   ------   ------   ------
Total operating expenses.....................................  456.0    452.9    253.5    321.5    208.1
                                                              ------   ------   ------   ------   ------
Loss from operations......................................... (414.5)  (422.5)  (223.9)  (294.5)  (171.9)
Other income, net............................................   13.3      9.9     13.1     12.1     14.1
                                                              ------   ------   ------   ------   ------
Net loss..................................................... (401.2)% (412.6)% (210.8)% (282.4)% (157.7)%
                                                              ======   ======   ======   ======   ======

   The following table sets forth percentage of revenues by channel for the periods indicated:

                                                              Six Months
                                                 Year Ended      Ended
                                                December 31,   June 30,
                                               -------------  ----------
                                               1998 1999 2000 2000   2001
                                               ---- ---- ----  ----  ----
                                                              (unaudited)
Percentage of Revenues by Channel
iPrint.com website............................  63%  57%  37%  49%    36%
Marketing relationship and co-labeled websites  27   24   16   15     12
Private labeled websites......................  10   11    4    4      7
Specialized print services....................  --    8   43   32     45
                                               ---  ---  ---   ---   ---
   Total...................................... 100% 100% 100% 100%   100%
                                               ===  ===  ===   ===   ===

Comparison of Six Months Ended June 30, 2000 and 2001

  Revenues

   We recognize revenues when the product is shipped, collection of the receivable is probable, and our commercial print vendors have fulfilled all of our contractual obligations to the customer. We take title to all products that we instruct our commercial print vendors to produce.

   For the six months ended June 30, 2001, approximately 12.4% of our revenues were derived from shipping and handling fees compared to 18% of our revenues for the same period in 2000. We record sales net of discounts. We have recorded the cost of promotional products that we give away for free as a sales and marketing expense. A portion of our revenue is generated through barter transactions with participants in our co-labeled program in which we sell printed products in exchange for online advertising. Barter transaction revenues and related advertising costs are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances and only if there is verifiable objective evidence provided by an equal amount of cash transactions within six months preceding the barter transactions. Revenues from barter transactions are included in revenues and the associated advertising expenses are recorded as sales and marketing expense. The cost of printed products sold in barter transactions is included in cost of sales. We derived $119,000, which represented approximately 2% of our revenues, from barter transactions for the six months ended June 30, 2001. For the six months ended June 30, 2000, we derived $300,000 from barter transactions, which represented approximately 4% of our revenues. Substantially all of our revenues are generated from sources within the United States and all sales to date have been in United States dollars.

   We derive our revenues from the sales of various e-printing services and printed products. Revenues for the six months ended June 30, 2001 were $5.6 million compared to $7.6 million for the same period in 2000, representing a decrease of $2.0 million, or 25.5%. The decrease in revenues was primarily due to decreased customer activity on our iPrint.com, co-labeled and private-labeled websites, a result of decreased marketing investment, and a lower number of specialized print service orders, as the company continued to focus an higher margin sales.

  Cost of Sales

   Cost of sales decreased to $3.6 million for the six months ended June 30, 2001 from $5.5 million for the same period in 2000. The decrease was primarily due to decreased orders placed by customers through all our distribution channels. For the six months ended June 30, 2001 and 2000, gross margins were 36.3% and 27.0%, respectively, representing an increase of 9.3%. The increase in gross margins for the period consists primarily of improved gross margins across all of our products.

  Research and Development

   For the six months ended June 30, 2001 and 2000, research and development expenses were $3.0 million and $3.5 million, respectively, representing a decrease of $0.5 million or 14.8%. The decrease in research and development expenses for the comparable six month period in 2001 was primarily attributable to decreases in the number of research and development personnel and in consultant and outside contractor costs. Although we believe that continued investment in research and development is critical to attaining out strategic objectives, we plan to leverage our existing technology into the e-procurement market and, as a result, maintain research and development expenses for the remainder of 2001.

  Sales and Marketing

   During the six months ended June 30, 2001, sales and marketing expenses were $5.7 million, representing a decrease of 63.9% over sales and marketing expenses of $15.9 million for the same period in 2000. The decrease in sales and marketing expenses for the six month period ended June 30, 2001 as compared to the same period in 2000 was primarily the result of a $7.9 million decrease in advertising and promotional spending and $1.1 million decrease for promotional products given away for free. Also contributing to this decrease were headcount reductions in our direct marketing, business development and customer support staffs as well as a decrease in overhead support charges. We expect to maintain our sales and marketing expenses for the remainder of 2001.

  General and Administrative Expenses

   During the six months ended June 30, 2001, general and administrative expenses were $3.1 million, representing a decrease of 20.7% over general and administrative expenses of $3.9 million for the same period in 2000. The decrease in general and administrative expenses for the comparable six-month period was primarily attributable to a decrease in the number of finance, accounting, legal, human resources, plant management, web operations and information technology personnel and a decrease in fees paid to outside professional service providers. We expect to maintain our general and administrative expenses for the remainder of 2001.

  Amortization of Stock-based Compensation

   During the six months ended June 30, 2001, amortization of stock-based compensation decreased to $(417,000) from $1.1 million for the same period in 2000. Deferred stock-based compensation primarily represents the difference between the exercise price and the deemed fair value of our common stock for accounting purposes on the date certain stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. The amount to be amortized is decreased by cancellations from terminated employees to the extent that options cancelled were unvested at the date of termination. Due to the decrease in personnel during the six months ended June 30, 2001, cancellations of unvested stock options outstanding have contributed to a reduction of $1.1 million of deferred compensation. As of June 30, 2001, we had a remaining balance of $890,000 of deferred compensation to be amortized.

  Other Income, net

   Other income, net decreased to $798,000 for the six months ended June 30, 2001 from $920,000 for the same period in 2000. The decrease was primarily due to a decrease in interest income earned from lower average cash balances as a result of a decrease in cash and cash equivalents and short-term investments consumed by our normal operating requirements. Unless we generate additional cash, future interest income is likely to continue to decrease.

  Net Loss

   Net loss decreased to $8.9 million for the six months ended June 30, 2001 from $21.4 million for the same period in 2000. The $12.5 million decrease in net loss was the result of decreased spending in sales and marketing, general and administrative, research and development and offset by a net recovery of prior period amortization of deferred compensation.

Comparison of Years Ended December 31, 1999 and 2000

  Revenues

   We derive our revenues from the sales of various printed products and related services. Revenues were $3.3 million and $17.1 million for the years ended December 31, 1999 and 2000, respectively, representing an increase of $13.8 million, or 418%, in 2000 over 1999. The increase in revenues was due to our growth in our specialized print services, as well as increased customer activity on our iPrint.com and co-labeled websites.

  Cost of Sales

   Cost of sales increased from $2.3 million for the year ended December 31, 1999, to $12.0 million for the year ended December 31, 2000. The increase was primarily due to increased revenue through all our distribution channels. Gross margins were 29.6% for the year ended December 31, 2000, as compared to 30.4% for the same period in 1999, representing a decrease of 0.8%. The decrease in gross margin for the year ended December 31, 2000 compared to the same period in 1999 was primarily due to a shift in product mix to lower margin specialized print services revenue, which accounted for 6.4% of the decrease. This decrease was offset by an increase in gross margin for web advertising and other business development deals.

  Research and Development

   Research and development expenses were $6.7 million for the year ended December 31, 2000, as compared to $3.5 million for the same period in 1999, representing an increase of $3.2 million or 92%. The increases in research and development expenses for the year ended December 31, 2000 were primarily attributable to increases in the number of research and development personnel and in consultant and outside contractor costs as we increased the functionality of our iPrint.com and related websites and broadened our product offerings. The increases were also due to increased overhead support charges.

  Sales and Marketing

   Sales and marketing expenses were $27.4 million and $8.1 million for the years ended December 31, 2000 and 1999, representing an increase of $19.3 million, or 238%. The increase in sales and marketing expenses for the year ended December 31, 2000 as compared to the same period in 1999 was primarily the result of a $13.8 million increase in advertising and promotional spending and $1.5 million for promotional products given away for free. Also contributing to this increase was growth in our direct marketing, business development and customer support staffs, with personnel related costs increasing by $3.8 million.

  General and Administrative Expenses

   General and administrative expenses for the year ended December 31, 2000 increased to $7.4 million, or 208%, from $2.4 million for the year ended December 31, 1999. The increase in general and administrative expenses for the year was primarily attributable to an increase in the number of finance, accounting, legal, human resources, plant management, web operations and information technology personnel, an increase in fees paid to outside professional service providers and increased facility costs. The increase in expense was necessary to support the increased infrastructure, revenue, and the requirements of a publicly-held company.

  Amortization of Stock-based Compensation

   During the year ended December 31, 2000, amortization of stock-based compensation increased to $1.8 million from $668,000 for the same period in 1999. Deferred stock-based compensation primarily represents the difference between the exercise price and the deemed fair value of our common stock for accounting purposes on the date certain stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. As of December 31, 2000, we had a remaining balance of $2.0 million of deferred compensation to be amortized.

  Other Income, net

   Other income, net increased to $2.2 million for the year ended December 31, 2000 from $323,000 for the same period in 1999. The increase was primarily due to interest income earned from higher average cash balances as a result of net proceeds from our initial public offering that was completed in March 2000.

  Net Loss

   Net loss increased to $36.0 million for the year ended December 31, 2000 from $13.4 million for the same period in 1999. The $22.6 million increase in net loss was the result of increased spending in research and development, sales and marketing, and general and administrative, and increases in the amount of amortized deferred compensation, partly offset by higher gross profit and interest income.

Comparison of Years Ended December 31, 1998 and 1999

  Revenues

   Revenues increased from $566,000 for the year ended December 31, 1998, to $3.3 million for the year ended December 31, 1999. The increase was primarily due to a higher number of orders, substantially all of which resulted from our promotional offers, as well as increased customer activity on our iPrint.com website and our co-labeled and private-labeled websites, and for our specialized print services.

  Cost of Sales

   Cost of sales increased from $331,000 for the year ended December 31, 1998 to $2.3 million for the year ended December 31, 1999. The increase was primarily due to increased orders that our customers placed on our iPrint.com and related websites. Gross margins decreased from 41.5% for the year ended December 31, 1998 to 30.4% for the year ended December 31, 1999. This 11.1% decrease in our gross margins consists primarily of increased promotional discounts which accounted for 6.5% of this decrease, increased sales of promotional items at cost which accounted for 3.1% of this decrease, and a shift in product mix to lower margin items which accounted for 1.5% of this decrease

  Research and Development

   Research and development expenses increased from $901,000 for the year ended December 31, 1998 to $3.5 million for the year ended December 31, 1999. The increase was primarily due to an increase in personnel costs of $1.9 million and increases in consultant and outside contractor costs of $292,000 as we increased the functionality of our iPrint.com and related websites and broadened our product offerings.

  Sales and Marketing

   Sales and marketing expenses increased from $970,000 for the year ended December 31, 1998 to $8.1 million for the year ended December 31, 1999. The increase was primarily a result of an increase in promotional spending and related costs of $4.8 million for promotional products given away for free. Also contributing to this increase was growth in our direct marketing, business development and customer support staffs, with personnel-related costs increasing by $1.6 million.

  General and Administrative Expenses

   General and administrative expenses increased from $710,000 for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1999. The increase was due primarily to increases in personnel-related costs of $836,000 and legal and accounting fees of $137,000.

  Amortization of Stock-based Compensation

   We recorded unearned stock-based compensation of $3.9 million during the year ended December 31, 1999, which is being amortized over the period during which the options vest, generally four years. Stock-based compensation expense recognized during the year ended December 31, 1999 was $668,000.

  Other Income, net

   Other income, net increased from $75,000 for the year ended December 31, 1998 to $323,000 for the year ended December 31, 1999. The increase was primarily due to higher interest income earned based on higher average cash balances during 1999.

  Net Loss

   Net loss increased from $2.3 million for the year ended December 31, 1998 to $13.4 million for the year ended December 31, 1999. The increase in net loss was primarily due to an increase in operating expenses from $2.6 million for the year ended December 31, 1998 to $14.7 million for the year ended December 31, 1999.

Liquidity and Capital Resources

   The Company's principal sources of liquidity are its cash, cash equivalents and short-term investments balances that totaled $18.2 million as of June 30, 2001, down $9.4 million compared to $27.5 million as of December 31, 2000.

   On May 4, 2001, the Company terminated its line of credit agreement with a bank and the remaining outstanding loan of approximately $190,000 was paid in full.

   Net cash used in operations for the six months ended June 30, 2001 was $8.9 million compared with $20.0 million for the same period in 2000. The decrease is primarily the result of lower net losses of $8.9 million, adjusted for depreciation and amortization charges offset by cash outflows related to the merger transaction with Wood.

   Net cash provided by investing activities was $348,000 for the six month period ended June 30, 2001 compared with cash used of $20.9 million for the same period in 2000. The cash provided by investing activities was related to the sale and maturities of short-term investments of $15.2 million offset by the purchase of short-term investments of $14.5 million and purchase of equipment of $341,000.

   Net cash used by financing activities was $117,000 for the six month period ended June 30, 2001, compared to net cash provided of $47.5 million for the same period in 2000. Cash used by financing activities was primarily due to the payment of approximately $190,000 as a result of the termination of the line of credit agreement offset by the exercise of stock options.

   We have developed an operating plan that we believe will achieve profitability in three quarters. If we are able to achieve this accelerated timeline, we believe our existing cash, cash equivalents and short-term investments together with cash generated from product sales will be sufficient to fund our operating expenses, debt obligations and capital requirements. In the event that this timeline is extended, we still believe we have sufficient cash to fund our operations for the next twelve months. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any acquisitions that we may complete, our rate of revenue growth, our operating losses, the cost of obtaining new customers and technical capabilities and the cost of upgrading and maintaining our network infrastructure and other systems. We currently have no commitments for additional financing, and we may be unable to obtain additional funding on favorable terms, if at all. Any difficulty in obtaining additional financial resources could force us to curtail our operations or prevent us from pursuing our growth strategy. Any future funding may dilute the ownership of our existing stockholders.


   As part of our business strategy, we assess opportunities to enter joint ventures; to acquire or sell businesses, products or technologies; and to engage in other like transactions. On June 23, 2001, we entered into a definitive agreement, as amended and restated on August 30, 2001, to enter in a stock-for-stock merger transaction with Wood. Under the terms of the definitive merger agreement, each outstanding share of common stock of Wood will automatically be converted into the right to receive 0.86 of a share of our common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement, and we will assume each outstanding option to purchase shares of Wood common stock. The company anticipates this merger transaction will be completed by the end of 2001. Costs associated with this merger transaction were $1.1 million as of June 30, 2001, and were included in other assets. As of June 30, 2001, $800,000 remains unpaid. We estimate the total costs related to this transaction will be $2.2 million. The costs include legal, accounting and investment banking fees. On July 2, 2001, August 31, 2001 and September 24, 2001, we provided secured loans to Wood for $200,000, $1 million and $200,000, respectively. The loans bear interest at 6%, 10% and 10% per annum and are due and payable on July 1, 2002, August 29, 2002 and September 23, 2002, respectively. These loans are secured by substantially all the assets of Wood and are subordinate to the bank line of credit. Subject to the subordination, we have the right to demand repayment of the $1 million loan and the September 24 $200,000 loan on five days' written notice. iPrint is currently contemplating providing a secured loan to Wood of up to $600,000 to be completed on or about the mailing date of this joint proxy statement/prospectus and on terms and conditions substantially similar to the bridge loans described above. In addition, prior to the completion of the merger, we may, at our discretion, loan additional funds to Wood from time to time and on terms and conditions substantially similar to the bridge loans described above. The purpose of such loans would be to provide Wood working capital to produce merchandise in response to specific customer orders, and each loan would be subject to waiver of borrowing restrictions by Wood's primary lender.


Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, became effective for the fiscal year beginning January 1, 2001. The adoption of SFAS No. 133 did not have a material effect on the Company's financial position or results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We adopted SAB 101 in 2000. SAB 101 did not have a material effect on our financial position, results of operations or cash flows.

   In March 2000, the FASB issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 for (a) the definition of an employee, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on the financial position or results of operations of the Company.

   On June 29, 2001, the FASB approved for issuance SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. Major provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually using a fair value approach, except in certain circumstances, and whenever there is an impairment indicator; other intangible assets will continue to be valued and amortized over their estimated lives; in-process research and development will continue to be written off immediately; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, existing goodwill will no longer be subject to amortization. Goodwill acquired after June 30, 2001 will not be subject to amortization.

   The Company has no goodwill as of June 30, 2001 and therefore there will be no impact on the financial position and results of operations as a result of adopting SFAS 141 and SFAS 142. The Company has announced its intention to enter into a merger transaction with Wood and will adopt the provisions of SFAS 141 and SFAS 142 at the time of the merger transaction.

Quantitative and Qualitative Disclosures About Market Risk

   There has not been a material change in our exposure to interest rate and foreign currency risks since the date of our Form 10-K for the year ended December 31, 2000.

   We are exposed to financial market risks, including changes in interest rates. We typically do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term. We do not have any derivative instruments.

   The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

   All of the potential changes noted above are based on sensitivity analysis performed on our balances as of June 30, 2001.

                               BUSINESS OF WOOD

Overview

   Wood Alliance, Inc. is one of the leading promotional merchandise marketing companies serving the business market.

   Founded in 1985, Wood provides promotional products, promotional merchandise programs and marketing services designed to extend its clients' corporate brand awareness and enhance their identity. Wood's services include the creation and implementation of full-service marketing, promotional, and distribution programs for major corporations, including over 200 Fortune 1000 enterprises. Wood delivers innovative corporate branding programs, as well as customized web-based promotions designed to integrate with a client's traditional marketing activities.

   Wood uses a direct sales force located in eighteen offices nationwide, online merchandise stores, and offline product catalogs to sell corporate branded merchandise to a client's employees and customers. Over the past two years, Wood has enhanced its technology in order to increase revenues, while at the same time improving efficiency and communication between its operation and sales force.

Industry Background

  The Growth of Corporate Branding

   The promotional products and services that Wood offers to businesses are part of the $17.85 billion promotional merchandise industry according to a study published by Promotional Products Association International and Baylor University in August 2001. The promotional merchandise industry has grown at a 14.87% compound annual growth rate over the last ten years and is expected to continue to grow as organizations continue to place importance on corporate branding. This growth will also be driven by factors such as the emergence of new technologies that facilitate the ordering process and the continued convergence of sales promotions, fashion apparel, promotional wear, and uniforms. An example of the latter can be found in the uniforms at many retailers and restaurants that now include polo shirts with logos and khaki pants.

  The Traditional Promotional Industry and Its Limitations

   The promotional merchandise industry is highly fragmented. There are over 18,000 local and regional companies in this industry. Of these companies, Wood considers only a small portion to be large or national.

   The process of purchasing promotional merchandise usually consists of four phases: quotation, design, order placement, and fulfillment. Typically, quotation is a manual process, involving many iterations between the vendor, customer and multiple suppliers. Design is initiated in-house using software design tools such as Adobe Illustrator, QuarkXPress or PageMaker or is manually accomplished using a complex series of paper-based templates and order forms that indicate design and ordering attributes such as layout, graphic enhancement, color, typeface, and credit card and shipping information. Design information is often transmitted via phone, fax or courier to a commercial imprinting or decorating vendor for quotation adjustment and/or fulfillment. After an order is placed, the process of preparing, imprinting, and delivering the order constitutes the fulfillment process.

   The four phases of purchasing promotional merchandise contain a number of inefficiencies and create numerous challenges for both purchasers and the commercial imprinting or decorating vendors that serve this market, including:

   Time-consuming. The traditional ordering process for promotional items is manual. There are dozens of process checkpoints such as finalizing product specifications or delivering finished artwork that can involve significant travel and expense. If the finished product fails to satisfy the customer, the materials may be returned to the vendor to be reworked or even redone, adding to the overall processing time.

   Time-sensitive. Promotional items are critical and often time-sensitive components in event planning where any delay could mean the difference between the success or failure of a tradeshow, seminar, or corporate sales call. As a deadline approaches, the overall manually iterative ordering process can exacerbate customer fears of non-execution or non-delivery.

   Error-prone. Even when submitting electronic design files, the quotation, order and fulfillment phases are typically handled manually, increasing the potential for human error. Some of the factors that affect this error rate include incorrectly formatted or incomplete electronic design files or incomplete or illegible paper forms. Information is typically entered manually into both the distributor's and the imprinter's systems multiple times, greatly increasing the chances for typographical errors, thus increasing production expense and endangering delivery of critical, time-sensitive orders.

   Cost-inefficient and labor intensive. Both the front-end ordering and customer service process and the back-end order preparation process used by manufacturing vendors are manual and labor intensive. Short-run print orders are typically low-dollar transactions that often require the same amount of time, labor, and service as large print orders. Information regarding orders often requires redundant entry into various accounting, batching, and composite systems. As a result, manual proofing and physical movement of administrative paperwork must be repeated throughout the imprinting process.

Wood's Strategy

   Wood believes that customers want a more efficient and reliable means to purchase promotional products and services, one which can be integrated into their information management, ERP, e-procurement, or supply chain management systems. Wood's objective is to be the premier promotional marketing company for the business market. Technology has become a primary catalyst for change in the corporate promotional merchandise industry, directly impacting the sales experience and the efficiency of order processing. To meet the stringent demands of its Fortune 1000 customers, and to create a company with superior organizational and financial performance, Wood must intertwine its strong business relationships with technological innovation in every facet of its business.

Sales and Marketing

   Wood uses a direct sales force located in eighteen offices nationwide, online merchandise stores, and offline product catalogs to sell corporate branded merchandise to a client's employees and customers. As of August 28, 2001, Wood's direct sales force consisted of 107 sales representatives, sales associates, and assistants managed by an executive vice president and several area vice presidents that direct corporate targets for a region, help qualify prospective accounts, and coordinate general selling strategy and initiatives. A marketing group and creative services group supports Wood's sales force.

   A map of the company's business office locations is displayed below:

                         Map of Sales Office Locations


                                 [Map Graphic]



   Wood believes its culture of collaboration, emphasis on training, innovative marketing programs, and strong recruiting efforts combine to enhance the sales force's efficiency and productivity. The average tenure per sales representative at Wood is approximately 4.5 years.

Wood Custom Merchandise

   Custom merchandise represented 89% of total company sales in 2000 and is projected to be the same in 2001. Wood offers thousands of various types of promotional items including apparel, business accessories, recognition awards and gifts.

   In most cases, custom merchandise orders are administered by a Wood sales team, often located in close proximity to the client. Promotional items ordered by the customer through a company sales representative or other direct channel are fulfilled and shipped by Wood's manufacturing vendor partners. Wood provides its customers two alternatives when choosing the means of distribution. Finished products may either be shipped directly from the vendor to the client or the client may choose to contract or pre-purchase the merchandise and store it in a Wood business location for shipment or pick-up at a later date.

Wood Company Store Programs

   Company store programs include online company stores as well as selected offline print catalog offerings. A company store or catalog may contain the same types of promotional items as offered by Wood's custom merchandise teams. Wood's company store programs represented 11% of its total sales in 2000 and is projected to be the same in 2001. Online company stores are structured in a virtual mall environment, operated and hosted by a third party, from which clients are able to choose and select their required promotional items. Offline product catalogs are structured in the same fashion as a department store catalog.

   As Wood continues to emphasize online programs, it has the opportunity to increase service and decrease costs by encouraging offline catalog customers to use online programs. Company store programs typically service a client's internal marketing department, individual employees, dealers, distributors, and customers. Company store programs also enhance the overall value of a client relationship by opening up additional opportunities for Wood custom merchandise sales.

Products and Services

  Wood's Services

   Wood offers full-service promotional merchandise programs, including:

    .  corporate branding program design;

    . corporate branding program merchandising, including product selection, merchandising and sourcing of product;

    .  order processing;

    .  product fulfillment;

    .  call center customer service;

    .  website creation and management;

    .  graphic design;

    .  photography; and

    .  copy writing

  Wood's Products

   Through its custom merchandise and company store programs, Wood's customers can order thousands of custom imprinted or decorated products across dozens of product categories, including:

           Apparel      Trade Shows/Events Office/Gift Sports/Travel
           -------      ------------------ ----------- -------------
           T-Shirts     Bags               Clocks      Golf Balls
           Polos        Cups               Desk Items  Travel Mugs
           Caps         Pens               Knives      Umbrellas
           Jackets      Key chains         Watches     Golf Towels
           Twill Shirts Badges             Pens        Picnic Kits
           Denim Shirts Lanyards           Calculators Amenity Kits
           Sweatshirts  Toys               Mugs        Tote Bags
           Turtlenecks                     Briefcases  Duffel Bags
           Vests                           Tool kits   Golf Tees
                                                       Backpacks
                                                       Coolers
                                                       Garment Bags

   Some of the common uses of the promotional products listed above include:

   Advertising Specialties: Products used in this way include an advertising or promotional message placed on, or included with, a useful item that is given with no obligation. A coffee mug with a corporate logo is an example of an advertising specialty.

   Business Gifts: Products used in this way are often given by businesses to customers, employees and influential customers and suppliers. These gifts are typically given as a "thank you" or to enhance business development activities.

   Premium Products: This type of product would be given as an "add-on" to another product with an obligation to purchase the first product. An example would include a "buy one product, get a separate product free" promotion.

Customers

   Wood's target market is the largest 10,000 companies in the United States, especially focusing on Fortune 1000 companies. Wood has relationships with over 200 of the top companies and brand names in the world, including Compaq, BP, and Charles Schwab.

Technology

   Wood has endeavored to adopt and integrate technology into its business model throughout its history, launching its first static online catalog shop in 1995 and networking its entire sales force to its Santa Clara headquarters by laptop in 1997. Today, Wood is implementing a corporate-wide Enterprise Resource Planning, or ERP, solution connecting its sales, fulfillment, customer service, and financial reporting systems. This environment is designed to increase efficiency, communication and service across Wood's entire organization.

   Wood's investment in these technologies is expected to result in significant competitive advantages, including expansion of Wood's position as a service leader, material reduction of the processing cost of every transaction while improving efficiency and customer service, and the creation of a scalable and expeditious mechanism for integrating new business acquisitions and new sales representatives into the Wood's organization.

Distribution and Fulfillment

  Custom Merchandise

   Most custom merchandise is shipped by one of Wood's manufacturing vendors directly to the client. Typical turnaround time for a custom merchandise order that is sourced domestically is approximately two weeks. If Wood sources the item from foreign suppliers, the average turnaround time is sixty to ninety days.

  Company Store Programs

   Most company store orders are sent directly from a Wood business location to the customer, but they can also be shipped by the manufacturing vendor directly to the customer. Orders sent from Wood will be filled and shipped on the same or next business day as long as stock is on hand. If stock is not on hand, a back order is required and the merchandise is shipped once inventory is replenished or is shipped by the manufacturing vendor. Customers either prepay for inventory or are contractually obligated for the value of any inventory held by Wood.

Vendors and Manufacturers

   Wood has access to over 4,000 industry manufacturers that specifically focus on promotional merchandise products. Through Wood's qualification process, Wood has selected approximately 200 manufacturers to participate in its Vendor Alliance Program, of which thirty-three have qualified for Wood's Core Partner Program. Manufacturers range from large, diversified entities to small custom, one-item operations. Product customization is completed by either the manufacturer or by specialized vendors that take a "blank," or unmodified item, and complete the required imprinting or other necessary customization services.

   Wood qualifies its top vendors in three different ways:

  Vendor Alliance Program

   The focus of the Vendor Alliance Program is to specifically identify and categorize top suppliers based on financial strength, management expertise, and current and historical product and service quality. In addition, this program aims to achieve the most cost-efficient means of conducting business, which translates into more favorable pricing for the company's clients. Wood expects its vendors to assist in achieving peak efficiency by jointly investing in program analysis, technology, and training targeted at reducing costs and improving efficiency. Currently, there are approximately 200 manufacturers that comprise the Vendor Alliance Program.

  Core Partner Program

   The focus of the Core Partner program is to document and evaluate vendor performance through a stringent process that is designed to provide incentive to vendors to ascribe to specific standards. Core partners are used to fulfill the orders of the company's most discriminating clients. All vendors in this program have pledged to fill orders on an accelerated basis. In addition, these vendors have agreed to assume financial responsibility for late or incorrect orders. Currently, there are thirty-three vendors in this program, all of whom are also part of the Vendor Alliance Program.

  International Partner Program

   Wood has developed relationships with international suppliers. These relationships enable Wood to purchase high quality products at substantial discounts relative to domestic suppliers, up to 55% less than domestic pricing. In addition to improving gross margins, Wood's management also believes that these relationships will enable the company to pursue much larger orders. Global partners also offer Wood's client base a managed supply channel, which includes on-site quality control for each order produced. Because of the considerably longer fulfillment time and minimum purchase requirements between imported and domestically sourced items, only about 18% of Wood's total vendor purchases are currently made from international sources.

Competition

   The promotional products market is intensely competitive and highly fragmented, with an estimated 18,000 local and regional promotional marketing companies and just a few dozen larger, national companies such as HA-LO Industries and Simon WorldWide, Inc. Many of these companies have long-term established relationships with their customers. In addition, Wood also competes with business supply mail-order catalogs, many of which benefit from offering a wider range of non-printed products than Wood. Wood also faces direct competition from a variety of other organizations, including existing office supply chains and direct-to-corporate organizations. Overall, promotional products, marketing, and branding services compete for advertising dollars with other media such as television, radio, newspapers, magazines and billboards. Presently, a dozen or so online organizations are vying for corporate attention, including 4Imprint.com, MadeToOrder.com, and Branders.com.

   Wood believes that the Internet is becoming an important source for the procurement of promotional products targeted at businesses. Because of the Internet and technology, the level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of Wood's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than Wood and may enter into relationships to provide online imprinting or decorating services with larger, more established and well-financed companies. Some of Wood's competitors may be able to enter into these relationships on more favorable terms. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved services that may compete with the services Wood markets. New technologies and the expansion of existing technologies may increase competitive pressures on Wood. Companies that Wood does not currently compete with may become competitors in the future if they elect to expand their product and service offerings. These companies could include America Online, Yahoo!, and Microsoft Corporation. Furthermore, companies with whom Wood has relationships to provide online imprinting or decorating services may offer end-users the choice between Wood's services and the services of one of Wood's competitors, and future customers may also offer end-users a similar choice. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. Wood may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm Wood's business and prospects.

Employees

   As of August 28, 2001, Wood had 181 full-time employees. Of these employees, 107 were in sales, marketing and business development, six in customer support and 68 in finance and administration. None of Wood's employees are subject to a collective bargaining agreement, and Wood has never experienced a work stoppage. Wood believes its relations with its employees are good. Wood's future success depends on its ability to attract, motivate and retain highly qualified sales and management personnel. From time to time Wood also employs independent contractors to support its sales, marketing, business development and finance and administration organizations.


Legal Proceedings



   From time to time Wood is involved in legal proceedings and claims that arise in the ordinary course of business. Based on the facts currently available, Wood's management believes that the disposition of matters that are currently pending or asserted will not have a materially adverse effect on Wood's financial position.

                WOOD'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes and other financial information included elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including but not limited to, those set forth or incorporated by reference under "Risk Factors" and elsewhere in this joint proxy statement/prospectus.

Overview

   Wood Alliance, Inc. is one of the leading promotional merchandise marketing companies serving the business market.

   Founded in 1985, we provide promotional products, promotional merchandise programs and marketing services designed to extend our clients' corporate brand awareness and enhance their identity. Our services include the creation and implementation of full-service marketing, promotional, and distribution programs for major corporations, including over 200 Fortune 1000 enterprises. We deliver innovative corporate branding programs, as well as customized web-based promotions designed to integrate with a client's traditional marketing activities.

   We use a direct sales force, located in eighteen offices nationwide, online merchandise stores, and offline product catalogs to sell corporate branded merchandise to a client's employees and customers. Over the past two years, Wood has enhanced its technology in order to increase revenues, while at the same time improving efficiency and communication between its operation and sales force.

   Custom merchandise represented 89% of total company sales in 2000 and is projected to be the same in 2001. Wood offers thousands of various types of promotional items including apparel, business accessories, recognition awards and gifts.

   In most cases, custom merchandise orders are administered by one of our sales teams, often located in close proximity to the client. Promotional items ordered by the customer through one of our sales representatives or other direct channels are fulfilled and shipped by our manufacturing vendor partners. We provide our customers two alternatives when choosing the means of distribution. Finished products may either be shipped directly from the vendor to the client or the client may choose to contract with us to maintain promotional products inventory or pre-purchase the merchandise and store it in one of our business locations for shipment or pick-up at a later date.

   Company store programs include our online company stores as well as selected offline print catalog offerings. A company store or catalog may contain the same types of promotional items as once offered as custom merchandise. Our company store programs represented 11% of our total sales in 2000 and are projected to be approximately the same in 2001. Online company stores are structured in a virtual mall environment, operated and hosted by a third party, from which clients are able to select their promotional items. Offline product catalogs are structured in the same fashion as a department store catalog.

   As we continue to emphasize sales through our online programs, we have the opportunity to increase revenues and decrease costs by encouraging offline catalog customers to use online programs. Company store programs typically service a client's internal marketing department, individual employees, dealers, distributors, and customers. Company store programs also enhance the overall value of a client relationship by opening up additional opportunities for our custom merchandise sales.

   During 2000, we began an investment in an ERP system in an effort to capture long-term efficiencies and thereby increase operating profit. The system was selected and customized during 2000. Substantially all of the implementation occurred in first half of 2001. Certain costs associated with the implementation were capitalized and remain as an asset as of June 30, 2001.

   On June 23, 2001, we entered into a definitive agreement, as amended and restated on August 30, 2001, to enter into a merger transaction with iPrint in a stock-for-stock transaction. Under the terms of the agreement, each outstanding share of our common stock will convert into the right to receive
0.86 of a share of iPrint's common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus, 18% of each of our shareholder's pro rata portion of iPrint common stock will be deposited into the escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement, and iPrint will assume each of our outstanding options to purchase shares of our common stock. We anticipate the merger transaction will be completed by the end of 2001.

Results of Operations

   The following table summarizes certain operations data as a percentage of revenues for the periods indicated:

                                                               Six Months
                                     Year Ended December 31, Ended June 30,
                                     ---------------------   -------------
                                     1998    1999    2000    2000    2001
                                     -----   -----   -----   -----   -----
                                                               (unaudited)
   Summary of Operations Data:
   Net Revenues..................... 100.0 % 100.0 % 100.0 % 100.0 % 100.0 %
   Cost of revenues.................  65.4    64.9    66.5    66.9    67.4
                                     -----   -----   -----   -----   -----
   Gross margins....................  34.6    35.1    33.5    33.1    32.6
                                     -----   -----   -----   -----   -----
   Operating expenses:
      Sales and marketing...........  21.2    23.8    20.9    20.5    25.8
      General and administrative....  11.0    11.8    11.3     9.3    18.6
                                     -----   -----   -----   -----   -----
   Total operating expenses.........  32.3    35.6    32.2    29.8    44.5
                                     -----   -----   -----   -----   -----
   Income/(loss) from operations....   2.3    (0.5)    1.3     3.3   (11.9)
   Interest expense.................  (0.6)   (0.6)   (0.6)   (0.5)   (1.4)
                                     -----   -----   -----   -----   -----
   Income/(loss) before income taxes   1.7    (1.1)    0.7     2.8   (13.3)
   Income tax (expense)/benefit.....  (0.9)    0.4    (0.4)   (1.1)    6.0
                                     -----   -----   -----   -----   -----
   Net income (loss)................   0.8 %  (0.7)%   0.3 %   1.7 %  (7.3)%
                                     =====   =====   =====   =====   =====

   The following table summarizes percentage of revenues by channel for the periods indicated:

                                                             Six Months
                                   Year Ended December 31, Ended June 30,
                                   ----------------------  -------------
                                    1998      1999   2000   2000   2001
                                   -----     -----  -----  -----   -----
                                                            (unaudited)
Percentage of Revenues by Channel:
Custom merchandise programs.......  79.0%     87.0%  89.0%  90.0%   89.0%
Company store programs............  21.0      13.0   11.0   10.0    11.0
                                   -----     -----  -----  -----   -----
   Total.......................... 100.0%    100.0% 100.0% 100.0%  100.0%
                                   =====     =====  =====  =====   =====

Results of Operations for the Six Months Ended June 30, 2000 and 2001

  Revenues

   We derive our revenues from the sales of various imprinted products. We recognize revenues when the product is shipped, collection of the receivable is probable, and our commercial print vendors have fulfilled all of our contractual obligations to the customer. We take title to all products that we instruct our commercial print vendors to produce. Revenues were $27.6 million and $37.7 million for the six months ended June 30, 2001 and 2000, respectively, representing a decrease of $10.1 million, or 26.8%, in 2001. The decrease in revenues was attributable to decreases in both the custom merchandise and company store channels, but primarily due to a decrease in revenue from the custom merchandise channel. During 2000, we had higher sales of custom merchandise, primarily in the financial and technology sectors. These revenues are dependent upon the promotional spending in these areas. During the first six months of 2001, we realized a decrease in revenues from these sectors. As a result we began to further expand our marketing efforts in other business sectors, such as pharmaceuticals and industrial sectors. Development into other markets has not yet shown revenue results. Based on our typical sales cycle, we expect results from these efforts as early as the fourth quarter of 2001 or first quarter of 2002. Therefore, we expect revenues for the remainder of 2001 to remain consistent with the first six months of 2001.

  Cost of Revenues

   Cost of revenues decreased to $18.6 million for the six months ended June 30, 2001 from $25.2 million for the same period in 2000. The decrease was primarily due to decreased orders placed by customers through all our distribution channels. For the six months ended June 30, 2001 and 2000, gross margins were 32.6% and 33.1%, representing a decrease of 0.5%. We expect gross margins will remain consistent through the remainder of 2001.

  Sales and Marketing

   During the six months ended June 30, 2001, sales and marketing expenses were $7.1 million, representing a decrease of 7.8% from sales and marketing expenses of $7.7 million for the same period in 2000. The decrease in sales and marketing was primarily the result of decreased commission expense associated with the reduced revenue during the comparative period as well as a reduction in sales and marketing personnel, offset by increased rent expense for sales offices, and increased product sample expenses. We expect to slightly reduce sales and marketing expenses during the remainder of 2001.

  General and Administrative Expenses

   General and administrative expenses for the six months ended June 30, 2001 increased to $5.2 million, or 48.6%, from $3.5 million for the same period in 2000. The increase in general and administrative expenses for the comparable six-month period was primarily attributable to an increase in the number of finance and administrative personnel and outside professional service providers. These additional expenses were incurred to facilitate the increased administrative burden during the ERP implementation as well as to support the merger-related activity. Although expenses increased over the comparative period, we expect to reduce our general and administrative expenses during the remainder of 2001.

  Interest Expense

   Interest expense increased to $387,000 for the six months ended June 30, 2001 from $182,000 for the same period in 2000. The increase was primarily due to an increased line of credit balance, proceeds of which were used for normal operating requirements as well as investment in our ERP system. Unless we generate additional cash from operations to meet working capital requirements, interest expense is likely to continue to increase during the remainder of 2001.

  Income Tax Expense/(Benefit)

   The tax expense was $430,000 for the six months ended June 30, 2000, compared to a tax benefit of approximately $1.7 million for the six months ended June 30, 2001, primarily due to losses incurred during the first six months of 2001. The effective tax rate for the six months ended June 30, 2001 was 45.1%. We anticipate an effective tax rate of approximately 43% for the remainder of 2001.

  Net Income/(Loss)

   Net loss for the six months ended June 30, 2001 was $2.0 million compared to net income of $644,000 for the comparative period in 2000. The decrease in net earnings was due to the decrease in revenues combined with increased operating expenses predominately due to the ERP implementation and merger-related costs. We expect earnings to continue to be impacted by lower revenues through the remainder of 2001.

Comparison of Years Ended December 31, 1999 and 2000

  Revenues

   Revenues were $87.3 million and $59.5 million for the years ended December 31, 2000 and 1999, representing an increase of $27.8 million, or 46.7%, in 2000. The increase in revenues was attributable to increases in both revenue channels, but primarily due to increase in the custom merchandising channel. During 2000, we had higher custom merchandise revenue, primarily in the financial and technology sectors.

  Cost of Revenues

   Cost of revenues increased to $58.1 million for the year ended December 31, 2000 from $38.6 million for the year ended December 31, 1999. The increase was primarily due to increased orders placed by customers through all our distribution channels. For the years ended December 31, 2000 and 1999, gross margins were 33.5% and 35.1%, representing a decrease of 1.6%. Decreased gross margins occurred as a result of increased start-up costs for new company store programs.

  Sales and Marketing

   Sales and marketing expenses were $18.2 million and $14.1 million for the years ended December 31, 2000 and 1999, representing an increase of $4.1 million, or 29%. The increase in sales and marketing expenses for the year ended December 31, 2000 as compared to the same period in 1999 was primarily the result of increased commission expenses for the increased revenue during the year, as well as an increase in the number of personnel.

  General and Administrative Expenses

   General and administrative expenses for the year ended December 31, 2000 increased to $9.8 million, or 39.4%, from $7.1 million for the year ended December 31, 1999. The increase in general and administrative expenses was primarily attributable to an increase in the number of personnel and outside professional service providers. These additional expenditures were incurred to facilitate the increased administrative burden during the planning and design of the ERP implementation.

  Interest Expense

   Interest expense increased to $563,000 for the year ended December 31, 2000 from $355,000 for the year ended December 31, 1999. The increase was primarily due to increased line of credit balance, proceeds of which were used for normal operating requirements as well as investment in our ERP system.

  Income Tax Expense/(Benefit)

   The tax expense was $331,000 for the year ended December 31, 2000 compared to a tax benefit of $225,000 for the year ended December 31, 1999. The effective tax rate for the year ended December 31, 2000 was 53.4% compared to 36.2% for the year ended December 31, 1999. Our effective tax rates have historically differed from the federal statutory rate primarily because of state taxes and non-deductible expenses.

  Net Income/(Loss)

   Net income for the year ended December 31, 2000 was $289,000 compared to net loss of $396,000 for the year ended December 31, 1999. The increase in net income was due to increased revenues from all channels.

Comparison of Years Ended December 31, 1998 and 1999

  Revenues

   Revenues were $59.5 million and $55.8 million for the years ended December 31, 1999 and 1998, respectively representing an increase of $3.7 million, or 6.6%, in 1999. The increase in revenues was attributable to an increase in custom merchandise revenues offset by a decrease in the company store program revenues.

  Cost of Revenues

   Cost of revenues increased to $38.6 million for the year ended December 31, 1999 from $36.5 million for the year ended December 31, 1998. The increase was primarily due to increased orders placed by our custom merchandising customers. For the year ended December 31, 1999 and 1998, gross margins were 35.1% and 34.6%, representing an increase of 0.5%.

  Sales and Marketing

   Sales and marketing expenses were $14.1 million and $11.8 million for the years ended December 31, 1999 and 1998, representing an increase of $2.3 million, or 19.1%. The increase in sales and marketing expenses for the year ended December 31, 1999 as compared to the same period in 1998 was primarily the result of increased commissions for the increased revenue during the year.

  General and Administrative Expenses

   General and administrative expenses for the year ended December 31, 1999 increased to $7.1 million, or 14.4%, from $6.2 million for the year ended December 31, 1998. The increase in general and administrative expenses was primarily attributable to an increase in the number of personnel and outside professional service providers to facilitate increased revenues and the higher cost of such resources during this period.

  Interest Expense

   Interest expense decreased to $355,000 for the year ended December 31, 1999 from $362,000 for the year ended December 31, 1998. The decrease was primarily due to decreased line of credit balance paid down from cash flows from operations.

  Income Tax Expense/(Benefit)

   The tax benefit was $225,000 for the year ended December 31, 1999 compared to a tax provision of $492,000 for the year ended December 31, 1998. The effective tax rate for the year ended December 31, 1999 was 36.2%, compared to 53.4% for the year ended December 31, 1998. The Company's effective tax rates have historically differed from the federal statutory rate primarily because of state taxes and non-deductible expenses.

  Net Income/(Loss)

   Net loss for the year ended December 31, 1999 was $396,000 compared to net income of $431,000 for the year ended December 31, 1998. The decrease in earnings was due to the increase in revenues offset by increased operating expenses.

Liquidity and Capital Resources

   We fund our working capital requirements from operations and the revolving bank line of credit. At June 30, 2001, we had borrowings outstanding of $7.7 million drawn under a $12 million revolving bank line of credit. The interest rate on advances was at the bank's base rate plus or minus a certain percentage depending on our tangible net worth ratio of 5.0 to 1.0. At June 30, 2001, the interest rate was 7.75%. Borrowings under the line of credit were limited to 80% of eligible accounts receivable plus $500,000, and were secured by substantially all the assets of the Company and with personal guarantees of our two major shareholders.

   The line of credit agreement contained certain restrictive financial covenants, including the maintenance of a minimum quick ratio of 0.6 to 1.0, a minimum tangible effective net worth of $2.0 million, maximum tangible net worth ratio of 5.0 to 1.0, and quarterly profitability. We were not in compliance with these covenants as of June 30, 2001. The bank waived the breach of covenants on August 16, 2001.


   On August 17, 2001, we approved a modification to our existing bank line of credit. The terms of the modification are set forth in a Forbearance Agreement and Release executed on August 30, 2001. Under the modified bank line of credit, the maximum amount that can be borrowed is $10 million. The interest rate on advances is at the bank's base rate plus 1.75%. Borrowings are limited to 80% of eligible accounts receivable, plus the lesser of $2 million or 50% of eligible inventory, and are secured by substantially all of our assets and with personal guarantees of our two major shareholders. In addition, the line of credit will terminate on January 1, 2002.



   On June 23, 2001, we entered into a definitive agreement, as amended and restated on August 30, 2001, to enter into a merger transaction with iPrint which we anticipate will be completed by the end of 2001. On July 2, 2001, August 31, 2001 and September 24, 2001, iPrint advanced secured loans to us of $200,000, $1.0 million and $200,000, which are due and payable on July 1, 2002, August 29, 2002 and September 23, 2002, respectively. These loans bear interest at 6%, 10% and 10% per annum, respectively, and are secured by substantially all the assets of the Company. These loans are subordinated to the bank line of credit. Subject to the subordination, iPrint may demand repayment of the $1 million loan and the $200,000 loan that is due on September 23, 2002 on five days' written notice.



   Effective August 30, 2001, we entered into a Strategic Development Agreement with iPrint, pursuant to which iPrint agreed to provide set-up, management, support, development, and maintenance services in connection with our establishment of corporate customer websites. iPrint's services will be provided in exchange for our payment of initial and monthly fees to iPrint, and for our provision of limited exclusivity and sales and marketing support. In the event that we default under the Strategic Development Agreement, such default will constitute a default under the $1.0 million loan from iPrint.


   As of December 31, 1999, December 31, 2000 and June 30, 2001, we had a zero cash balance, since we transfer all excess cash to the line of credit account at the end of each business day.

   We lease our offices and warehousing facilities under noncancelable operating leases, one of which is with two of our major shareholders. Our leases expire at various dates through December 2013. Certain of these leases contain options to extend the term and requirements that we pay specific common costs including maintenance, property taxes and utilities. Future minimum rental payments required under these lease agreements and other operating equipment lease agreements is $7.0 million as of December 31, 2000.

   Net cash used in operations for the six months ended June 30, 2001 was $657,000 compared with $2.6 million of cash used in operations for the same period in 2000. The decrease is the result of net losses of $2.0 million, adjusted for depreciation and amortization charges.

   Net cash used in investing activities was $1.0 million for the six months ended June 30, 2001 compared with cash used of $1.3 million for the same period in 2000. The cash used in investing activities was related to purchase of equipment and capitalized software.

   Net cash provided by financing activities was $1.7 million for the six months ended June 30, 2001, compared to $3.9 million for the same period in 2000. Cash provided by financing activities consisted primarily of borrowings from our line of credit.

   Our strategy to reduce our reliance upon borrowings under the revolving bank line of credit includes strengthening our capitalization through the merger transaction with iPrint and implementing a cost reduction program.

   During the first quarter of 2001, we began an aggressive initiative to identify cost reduction opportunities and eliminate discretionary spending. Some of the identified cost reduction opportunities have already been implemented, and various discretionary expenditures have been eliminated. We believe that the initiative will result in a $750,000 to $1.25 million reduction in expenses in 2001. This initiative is expected to be completed before the end of 2001 and may result in a restructuring charge during the remainder of 2001 of $200,000 to $300,000, all of which will result in additional cash outflow to the company. In addition, we anticipate that the costs associated with our ERP implementation will be substantially reduced by the end of 2001.

   As of June 30, 2001, we had working capital deficit of $4.7 million compared to $1.8 million at December 31, 2000. Capital expenditures for property and equipment were approximately $1.0 million for the first six months of 2001 and we expect capital expenditures to be less than $2.0 million for 2001.

   We expect proceeds from the new credit facility and the effect of our cost reduction program on continuing operations to be sufficient to meet our liquidity and capital needs for the next twelve months. Thereafter, we may require additional funds to support our operating requirements and may seek, even before such time, to raise additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all, or that if available, such financing will be obtainable on acceptable or favorable terms or that such financing will not be dilutive to our shareholders.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, became effective for the fiscal year beginning January 1, 2001. The adoption of SFAS No. 133 did not have a material effect on our financial position or results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We adopted SAB 101 in 2000. SAB 101 did not have a material effect on our financial position, results of operations or cash flows.

   In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 for (a) the definition of an employee, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on our financial position or results of operations.

   On June 29, 2001, the FASB approved for issuance SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually using a fair value approach, except in certain circumstances, and whenever there is an impairment indicator; other intangible assets will continue to be valued and amortized over their estimated lives; in-process research and development will continue to be written off immediately; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, existing goodwill will no longer be subject to amortization. Goodwill acquired after June 30, 2001 will not be subject to amortization. We have no goodwill as of June 30, 2001 and therefore there will be no impact on its financial position and results of operations as a result of adopting SFAS No. 141 and SFAS No. 142.

Quantitative and Qualitative Disclosures About Market Risks

   We are exposed to market risks relating to fluctuations in interest rates. We have calculated the sensitivity of operating results to hypothetical changes in interest rates as if these changes had actually occurred during 2001. Had interest rates during the six months ended June 30, 2001 been 1% less favorable, net loss would have been negatively affected by approximately $20,000. We do not believe that the risk of unfavorable fluctuations in interest rates is significant to our operations.

                   MANAGEMENT OF iPRINT FOLLOWING THE MERGER

   The following table provides information about the intended directors and executive officers of the combined company.


Name                    Age               Position
----                    ---               --------
Royal P. Farros........ 42  Chairman of the Board
Monte D. Wood.......... 43  President and Chief Executive Officer, Director
Robyn R. Cerutti....... 35  Chief Financial Officer
David L. Hodson........ 34  Chief Technology Officer
William P. Kaplan...... 48  Vice President, General Counsel and Secretary
Gary S. Parkhurst...... 50  Executive Vice President, Sales
James P. McCormick..... 42  Director
J.A. Heidi Roizen...... 43  Director
Peter J. Dalton........ 57  Director
Edward C. Driscoll, Jr. 49  Director


   Royal P. Farros founded iPrint in February 1996 and has served as iPrint's president, chief executive officer and chairman of the board of directors since its inception. From June 1994 to February 1996, Mr. Farros served as executive vice president and general manager of the Electronic Direct division of Deluxe Corporation, a commercial printer. From June 1983 to June 1994, Mr. Farros served as executive vice president and from June 1986 to June 1994 as chairman of the board of directors of T/Maker Company, a consumer software company. Mr. Farros holds a B.S. and an M.S. in Industrial Engineering from Stanford University.

   Monte D. Wood founded Wood in 1985 and has served as Wood's president and chief executive officer since its inception. Prior to forming Wood, Mr. Wood was a sales associate at The Gregory Gruenke Co., a sales premium agency. Mr. Wood has also held a commercial lending position at U.S. Bank of Oregon. Mr. Wood holds a B.A. in Business Administration from Southern Oregon State College.

   Robyn R. Cerutti has served as iPrint's chief financial officer since June 2001. From January 2001 to June 2001, Ms. Cerutti served as iPrint's acting chief financial officer and vice president of finance and accounting. From June 1996 to March 1999, Ms. Cerutti served in various positions and most recently as senior director of finance and accounting at General Magic, Inc. Ms. Cerutti also served as a consultant for KPMG Peat Marwick, LLP, from 1995 to 1996, and as chief financial officer for Swan Instruments, Inc., from 1994 to 1995. Ms. Cerutti holds a B.S. in Business from San Jose State University and is certified as a public accountant in the State of California.

   David L. Hodson was on the founding team of iPrint and has served as its chief technology officer since June 2000. From May 1998 to June 2000, Mr. Hodson served as vice president of technology for iPrint. From May 1996 to May 1998, Mr. Hodson served as iPrint's director of technology. From February 1995 to May 1996, Mr. Hodson was a technologist at the Electronic Direct division of Deluxe Corporation. From June 1992 to October 1994, Mr. Hodson held various technical positions with Visa International, a full-service payment network. Mr. Hodson holds a B.S. in Management Information Systems and an M.B.A. from California State University, Chico.

   William P. Kaplan has served as iPrint's vice president and general counsel since January 2000 and as corporate secretary since February, 2001. From December 1998 to January 2000, Mr. Kaplan served as vice president and general counsel of Resumix, Inc., a producer of automated staffing and skills management software. From June 1997 to December 1998, Mr. Kaplan served as general counsel of Netcom On-Line Communications Services, Inc., an Internet service provider. From January 1990 to June 1997, Mr. Kaplan was employed by UB Networks, Inc., a computer networking and telecommunications company, where he served in various legal positions, most recently as general counsel. Mr. Kaplan holds a B.A. in Mathematics from the University of California, Santa Barbara, and a J.D. from the School of Law at the University of California, Davis.

   Gary S. Parkhurst has served as executive vice president of sales and marketing for Wood since October 1999. From 1996 to 1999, Mr. Parkhurst served as senior vice president of sales and operations at Age Wave Communications, a publishing company. From 1991 to 1996, Mr. Parkhurst served as vice president at United Advertising/Harmon for the Western Division operation. Mr. Parkhurst has also held executive positions at A.C. Nielsen and General Foods Corporation. Mr. Parkhurst holds a B.S. in Business Administration and Finance from California State University, Chico.

   James P. McCormick has been a director of iPrint since March 2001. Mr. McCormick has served as the president and chief operating officer of Perfect Commerce, a maker of enterprise software, from January 2001 to the present. From October 1999 to January 2001, Mr. McCormick served as iPrint's chief financial officer. From November 1999 to January 2001, Mr. McCormick served as iPrint's secretary and from May 2000 to January 2001, as its chief operating officer. From June 1997 to October 1999, Mr. McCormick served in various executive positions, most recently as the chief financial officer, senior vice president, finance and administration, and chief operating officer for General Magic, Inc. From July 1994 to June 1997, Mr. McCormick was employed by UB Networks, where he served in various executive positions, most recently as vice president, finance and administration and chief financial officer. Mr. McCormick holds a B.B.A. from the University of Toledo and an M.B.A. in Finance from the University of Michigan.

   J.A. Heidi Roizen has been a director of iPrint since October 1999. Since April 1999, Ms. Roizen has been a managing director at Softbank Venture Capital. From February 1997 to July 1999, Ms. Roizen was self-employed as a strategic consultant to such technology companies as Intel, Microsoft and Compaq. From January 1996 to February 1997, Ms. Roizen served as vice president of worldwide developer relations for Apple Computer. From 1983 to 1996, Ms. Roizen served as chief executive officer of T/Maker Company. Ms. Roizen currently serves as director of Great Plains Software, Preview Systems, and several private companies. Ms. Roizen holds a B.A. in English and an M.B.A. from Stanford University.

   Peter J. Dalton has served as chief financial officer of Wood since May 2000. From 1998 to 2000, Mr. Dalton served as chairman of the board of Central Casting, a manufacturing and distribution business. From 1996 to 1999, Mr. Dalton served as president and chief executive officer at Morpheus Lights, Inc. From 1993 to 1996, Mr. Dalton served as president of Northern Distributing. Mr. Dalton serves as director of several companies, including Simco Electronics, Strasbaugh Corporation, and Global Venture Partners. Mr. Dalton holds a B.S. in Accounting from La Salle University.

   Edward C. Driscoll, Jr. has served as chief executive officer and chairman of Be Here Corporation since 1996. From 1993 to 1995, Mr. Driscoll served as president and chief executive officer of Focus Surgery, Inc. From 1990 to 1993, Mr. Driscoll served as chief technology officer for Diasonics, Inc. Mr. Driscoll holds a Ph.D. from Stanford University, an M.A. and M.L.A. from Harvard University, and an A.B. from the University of Pennsylvania.

                            EXECUTIVE COMPENSATION

Executive Compensation

   The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executive officers during the fiscal year ended December 31, 2000.

                          Summary Compensation Table


                                                                   Long Term
                                                                  Compensation
                                                                     Awards
                                                                  ------------
                                            Annual Compensation      Shares
                                          -----------------------  Underlying   All Other
Name and Principal Position               Year Salary(1) Bonus(2)   Options    Compensation
---------------------------               ---- --------- -------- ------------ ------------
Royal P. Farros.......................... 2000 $100,000  $     0     47,700        $  0
 President and Chief Executive Officer    1999 $100,000  $     0      5,000        $  0
James P. McCormick....................... 2000 $164,583  $75,411     95,000        $  0
 Chief Operating Officer, Chief Financial 1999 $ 45,454  $     0    290,000        $  0
 Officer and Secretary
William P. Kaplan........................ 2000 $156,666  $15,000     98,500        $  0
 Vice President and General Counsel       1999      N/A      N/A        N/A         N/A
David L. Hodson.......................... 2000 $164,999  $     0     32,500        $  0
 Chief Technology Officer                 1999 $129,999  $     0     85,000        $  0
Gregory M. Korjeff....................... 2000 $150,726  $     0     15,750        $  0
 Vice President, Operations               1999 $108,333  $     0      5,000        $  0

--------
(1) Amounts shown include cash compensation earned by executive officers and are on a full-year basis, except with respect to Mr. Kaplan, who commenced employment with the Company on January 10, 2000.

(2) Bonuses are based on performance.

Stock Options Granted in Fiscal 2000

   The following table provides the specified information concerning grants of options to purchase iPrint's Common Stock made during the fiscal year ended 2000, to the persons named in the Summary Compensation Table.

                      Options Grants in Last Fiscal Year

                                                    Individual Grants             Potential Realized
                                        -----------------------------------------  Value at Assumed
                                                   % of Total                       Annual Rates of
                                        Number of   Options                           Stock Price
                                          Shares   Granted to Exercise             Appreciation for
                                        Underlying Employees   Price                Option Term(1)
                                         Options   in Fiscal    Per    Expiration -------------------
Name                                    Granted(2)  Year(3)   Share(4)    Date       5%       10%
----                                    ---------- ---------- -------- ---------- -------- ----------

Royal P. Farros........................   47,700        2%     $4.12    06/01/05  $ 31,532 $   91,317
James P. McCormick.....................   50,000      2.1%     $6.92    06/01/10  $387,002 $  821,184
                                          45,000      1.9%     $3.75    06/01/10  $106,126 $  268,944
William P. Kaplan......................   85,000      3.7%     $5.48    01/24/10  $780,304 $1,518,413
                                          13,500        *      $3.75    06/01/10  $ 31,838 $   80,683
David L. Hodson........................   32,500      1.4%     $3.75    06/01/10  $ 76,646 $  194,237
Gregory M. Korjeff.....................   15,750        *      $3.75    06/01/10  $ 37,144 $   94,130

--------
 *  Less than 1%.

(1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

(2) All options granted under the iPrint 1997 Stock Option Plan are immediately exercisable but vest over a four-year period from the date of grant. Those options vesting over a four-year period generally vest at the rate of one-fourth on the first anniversary of the date of grant and 1/48th per month thereafter for each full month of the optionee's continuous employment with the Company. Under the iPrint 1997 Stock Option Plan, the Board retains discretion to modify the terms, including the prices, of outstanding options. For additional information regarding options, see "Report of the Compensation Committee on Executive Compensation" below.

(3) Based on a total of 2,296,400 options granted to all employees and consultants during fiscal 2000.

(4) All options were granted at market value on the date of grant.

Option Exercises and Fiscal 2000 Year-End Values

   The following table provides the information concerning exercises of options to purchase iPrint's Common Stock in the fiscal year ended December 31, 2000, and unexercised options held as of December 31, 2000 by the persons named in the Summary Compensation Table above. A portion of the shares subject to these options are not yet vested, and thus would be subject to repurchase by the Company at a price equal to the option exercise price, if the corresponding options were exercised before those shares had vested.

            Aggregated Option Exercises and Fiscal Year-End Values

                                                        Number          Value of
                                                    of Securities     Unexercised
                                                      Underlying      In-the-Money
                               Shares                Unexercised       Options at
                              Acquired                 options        12/31/00(1)
                                 on       Value    ---------------- ----------------
Name                          Exercise Realized(2) Vested  Unvested Vested  Unvested
----                          -------- ----------- ------- -------- ------- --------
Royal P. Farros.............. 210,000  $1,449,790    2,700  45,000        0       0
James P. McCormick...........       0           0        0  95,000        0       0
William P. Kaplan............       0           0        0  98,500        0       0
David L. Hodson.............. 106,000  $  488,120  167,648 103,852  $99,358 $13,561
Gregory M. Korjeff...........       0           0    2,250  13,500        0       0

--------

(1) Based on a fair market value of $0.7188, the closing price of the Company's Common Stock on December 29, 2000, as reported by the Nasdaq National Market.



(2) Stock options granted under the iPrint 1997 Stock Option Plan are generally immediately exercisable at the date of grant, but shares received upon exercise of unvested options are subject to repurchase by the Company. The options listed were granted under the iPrint 1997 Stock Option Plan and are immediately exercisable and vest 1/4 after one year and an additional 1/48 per month thereafter.


Employment Contracts and Termination of Employment and Change-in-Control Arrangements


   In connection with the merger, iPrint entered into employment agreements with each of Royal P. Farros, David L. Hodson, and Monte D. Wood. The employment agreements are contingent upon the successful completion of the merger. Pursuant to the agreements, Royal P. Farros will serve as chairman and in a full-time management capacity, Monte D. Wood will serve as the chief executive officer with the responsibilities of president, and David L. Hodson will serve as the chief technology officer. See "Agreements Related to the Merger--Employment and Proprietary Rights Assignment Agreements."


Compensation of Directors

   iPrint's non-employee directors received no cash compensation for attending meetings of the Board of Directors nor for attending committee meetings. During fiscal year 2000, each of the Company's non-employee directors received an initial option to purchase 30,000 shares of the Company's Common Stock under the Company's 2000 Outside Directors Stock Option Plan. The Company's directors who are also employees of the Company did not receive any compensation for their services as members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

   None of the members of the compensation committee has at any time since the Company's formation been one of iPrint's officers or employees. None of the Company's executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on iPrint's board of directors or compensation committee. Before the creation of the Company's compensation committee, all compensation decisions were made by iPrint's full board of directors. Mr. Farros has not participated in discussions by iPrint's board of directors with respect to his own compensation.

Certain Relationships and Related Transactions with Respect to iPrint

  Loans to Executive Officers

   In November 1999, iPrint received from James P. McCormick, a director of iPrint, a promissory note in an aggregate principal amount of $655,400 in connection with the exercise of stock options. The note bears interest at 5.96% per annum and is due in November 2003. Upon termination of Mr. McCormick's employment with iPrint, iPrint repurchased 199,374 of the unvested shares of common stock at the original purchase price of $2.26, reducing the principal of Mr. McCormick's note to $204,815.

   In January 2001, iPrint received from Robyn R. Cerutti, iPrint's acting chief financial officer and vice president of finance and accounting, a promissory note in an aggregate principal amount of $112,500 in connection with the exercise of stock options. The note bears interest at 5.90% per annum and is due in January 2005. iPrint has the right to repurchase shares from Ms. Cerutti at the original purchase price upon termination of her employment, which right expires over four years.

   In April 2001, iPrint received from Royal P. Farros, iPrint's chief executive officer and chairman of the board of directors, and Laurie K. Farros, iPrint's vice president, human resources, a secured demand note in an aggregate principal amount of $721,423. The note bears interest at 8.56% per annum and is payable quarterly in the amount of $18,941.90, with a final balloon payment of all remaining principal and accrued interest due in April 2005.

   In April 2001, iPrint received from David L. Hodson, iPrint's chief technology officer, and Christine M. Hodson a secured demand note in an aggregate principal amount of $160,000. The note bears interest at 8.56% per annum and is payable quarterly in the amount of $4,195.02, with a final balloon payment of all remaining principal and accrued interest due in April 2005.

  Business Relationships with Family Members of Directors and Executive
  Officers

   Since January 1998, Laurie K. Farros has served as a consultant to iPrint on matters involving human resources and recruiting of personnel. Ms. Farros became an employee and iPrint's vice president, human resources on January 3, 2000. Ms. Farros is the wife of Royal P. Farros, iPrint's founder and chief executive officer and chairman of the board of directors, and the sister-in-law of Nickoletta T. Swank, iPrint's senior vice president, strategic relationships. Ms. Farros had a six-month contract as an independent contractor which became effective September 1, 1999 and stipulated monthly compensation of $8,667. During the period in which Ms. Farros served as a consultant, until the time she became an employee in January 2000, iPrint paid Ms. Farros an aggregate of $101,080 for professional services to the Company and reimbursed her $34,710 for expenses.

   Since September 1998, Peter Roizen has served as an independent contractor for iPrint as a computer software programmer. Mr. Roizen is the brother of Ms. J.A. Heidi Roizen, a member of iPrint's board of directors and a managing director of SBVC V, LLC, a general partner of Softbank Technology Ventures V, L.P., Softbank Technology Ventures Advisors Fund V, L.P. and Softbank Technology Ventures Entrepreneurs Fund V, L.P. Shares beneficially owned by Ms. Roizen through these funds and in her individual capacity equal approximately 8% of iPrint's common stock.

   All of the transactions described above were approved by disinterested directors of the board of directors. As a result, iPrint believes those transactions were made on terms no less favorable to iPrint than could have been obtained from unaffiliated third parties. iPrint intends that all future transactions and loans between iPrint and its officers, directors and principal stockholders and their affiliates, will be approved by a majority of the board of directors. In addition, iPrint intends that all of these future transactions will take place on terms no less favorable to it than could be obtained from unaffiliated third parties.

  Sales of Stock to Insiders

   On February 25, 1999, iPrint sold a total of 6,033,497 shares of series B preferred stock at a price of $1.25 per share, of which 485,497 shares were sold to Royal P. Farros and 80,000 shares were sold to Nickoletta T. and David
L. Swank III. On September 30, 1999, iPrint sold a total of 5,953,490 shares of series C preferred stock at a price of $3.36 per share, of which 2,380,952 shares were sold to J.A. Heidi Roizen, including 2,277,857 shares to Softbank Technology Ventures V, L.P., 62,143 shares to Softbank Technology Ventures Advisors Fund V, L.P. and 40,952 shares to Softbank Technology Entrepreneurs Fund V, L.P., each funds of which Ms. Roizen is a managing director, and 42,715 shares to Nickoletta T. and David L. Swank III. Immediately before the closing of iPrint's initial public offering, all outstanding shares of series B preferred stock and series C preferred stock automatically converted into shares of common stock on a one-for-one basis. In 1999, James P. McCormick exercised options to acquire 290,000 shares of common stock at an exercise price of $2.26 per share for an aggregate price of $655,400. In 2000 Laurie K. Farros exercised options to acquire 68,000 shares of common stock at exercise prices ranging from $0.0880 to $7.61 per share for an aggregate purchase price of $125,580. In 2001, Robyn Cerutti exercised options to acquire 154,000 shares of common stock at exercise prices ranging from $0.5938 to $0.75 per share for an aggregate purchase price of $114,875.20.

  Indemnification Agreements

   iPrint has entered into separate indemnification agreements with its directors and officers which would require iPrint, among other things, to indemnify them against liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature).

  Agreements with Royal Farros and David Hodson Related to the Merger Agreement

   In connection with the merger, Royal Farros and David Hodson have entered into employment agreements to become effective upon the completion of the merger. See "Agreements Related to the Merger Agreement."

Certain Relationships and Related Transactions with Respect to Wood

  Business Relationships with Directors and Executive Officers

   Monte D. Wood and James D. Childers have leased the property located at 3073 Corvin Drive, Santa Clara, CA, to Wood since December 30, 1988. The current lease commenced on December 18, 2000 and expires on December 31, 2013. On December 18, 2000, the parties amended the lease agreement to increase the monthly from $13,000 to $26,000. On August 31, 2001, the parties further amended the lease agreement to entitle either party to cancel the lease on 24 months written notice.

   In 1996, Wood entered into a month-to-month lease agreement with Monte and Tina Wood for the property located at 10203 Nile Drive, Cupertino, Ca., at the rate of $1400 per month. The aggregate rent paid since the commencement of the lease is $85,400.

   Monte D. Wood and James D. Childers have provided personal guaranties to Comerica Bank, N.A. support the revolving line of credit provided by the bank to Wood. See "Wood's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The guaranty obligations of Mr. Wood and Mr. Childers are secured by a second deed of trust of the property located at 3073 Corvin Drive, Santa Clara, California, owned by Messrs. Wood Childers, which Wood leases from them for its corporate headquarters.

   During calendar year 2000, Wood paid Monte D. Wood an annual salary of $200,000 and a bonus of $104,630.43. Effective August 1, 2000, Wood increased Mr. Wood's annual salary to $250,000, with the payment of the salary increase being deferred to January 2001. Mr. Wood's current annual salary from Wood is $250,000.

   Monte D. Wood beneficially owns a total of 18,937,950 shares of common stock of Wood, comprising 65.7% of the issued and outstanding shares of Wood (without regard to outstanding stock options). In connection with the merger, these shares will convert into the right to receive 16,286,637 shares of common stock of iPrint, subject to adjustment for any iPrint stock split or reverse stock split, and subject to deposit of 2,931,595 shares into escrow to indemnify iPrint for breach by Wood of its representations and covenants to iPrint in the merger agreement and related documents.

   In addition, on August 1, 2000, Wood granted Monte D. Wood a non-qualified stock option to purchase 3,000,000 shares of common stock of Wood at the exercise price of $0.37 per share, which the board of directors of Wood deemed not less than the fair market value of the common stock at that date, as compensation for his past services to Wood. The option is immediately exercisable and has a term of ten years. In connection with the merger, the option will convert into an option to purchase 2,580,000 shares of common stock of iPrint at the exercise price of $0.43 per share, subject to adjustment for any iPrint stock split or reverse stock split.

   Wood provides Monte D. Wood personal use of an automobile leased at a rate below $1,000 per month.

   During calendar year 2000, Wood paid Peter J. Dalton an annual salary of $182,000 from May 16, 2000, the date his employment began, as its chief financial officer. Mr. Dalton's current annual salary from Wood is $182,000. Mr. Dalton is not expected to remain an employee of the combined company subsequent to the merger.

   On July 14, 2000, Wood granted Peter J. Dalton 285,000 shares of common stock of Wood, as compensation for his services to Wood. In connection with the merger, these shares will convert into the right to receive 245,100 shares of common stock of iPrint, subject to adjustment for any iPrint stock split or reverse stock split, and subject to deposit of 44,118 shares into escrow to indemnify iPrint for breach by Wood of its representations and covenants to iPrint in the merger agreement and related documents.

   In addition, on March 31, 2001, Wood granted Peter J. Dalton, as compensation for his services to Wood, incentive stock options to purchase a total of 50,000 shares of common stock of Wood and a non-qualified stock option to purchase 50,000 shares of Wood, in each case subject to four-year vesting from specified vesting commencement dates in 2000 and 2001, and an exercise price of $0.37 per share, which the board of directors of Wood deemed not less than the fair market value of the common stock at that date. In connection with the merger, the options will convert into options to purchase an aggregate of 86,000 shares of common stock of iPrint at the exercise price of $0.43 per share, subject to adjustment for any iPrint stock split or reverse stock split.


   During calendar year 2000, Wood paid Gary S. Parkhurst an annual salary of $177,200, as its vice president of sales and marketing. This remains Mr. Parkhurst's current annual salary from Wood. In addition, Wood paid Mr. Parkhurst bonuses of $29,345 in each of December 2000 and March 2001 in connection with specific sales activity.


   On March 31, 2001, Wood granted Gary S. Parkhurst, as compensation for his services to Wood, incentive stock options to purchase a total of 50,000 shares of common stock of Wood, subject to four-year vesting from specified vesting commencement dates in 2000 and 2001, and an exercise price of $0.37 per share, which the board of directors of Wood deemed not less than the fair market value of the common stock at that date. In connection with the merger, the options will convert into options to purchase an aggregate of 43,000 shares of common stock of iPrint at the exercise price of $0.43 per share, subject to adjustment for any iPrint stock split or reverse stock split.

  Agreements with Monte D. Wood Related to the Merger Agreement


   In connection with the merger, iPrint entered into an employment agreement with Monte D. Wood. The employment agreement is contingent upon the successful completion of the merger. See "Agreements Related to the Merger Agreement" and "The Merger--Interest of Certain Wood Persons in the Merger."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF iPRINT

   The following table sets forth the beneficial ownership of iPrint's common stock as of July 31, 2001 by each director and director nominee, each of the named officers in the Summary Compensation Table, with the exception of Gregory
M. Korjeff, who is no longer an officer of iPrint, all directors and executive officers as a group both before and after the consummation of the merger, and each person known to iPrint who beneficially owns, or, following the merger, will own 5% or more of the outstanding shares of its common stock. The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days after July 31, 2001 through the exercise of any stock option or other right. To iPrint's knowledge, the persons named in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

                                                                                      Shares to be
                                                                                   Beneficially Owned
                                                                   Shares             Following the
                                                                Beneficially       Consummation of the
                                                                    Owned                Merger
                                                            --------------------  --------------------
Name and Address of Beneficial Owners(1)                    Number(2)  Percent(3) Number(4)  Percent(5)
----------------------------------------                    ---------- ---------- ---------- ----------
5% Stockholders
Entities affiliated with Information Technology Ventures(6)  4,831,324    16.0%    4,831,324     8.8%
   Hamilton Avenue, Suite 400
   Palo Alto, California 94301
Entities affiliated with Canaan Equity, L.P.(7)............  3,231,753    10.7%    3,231,753     5.9%
   2884 Sand Hill Road, Suite 115
   Menlo Park, California 94025
Entities affiliated with Softbank Technology Ventures(8)...  2,422,544     8.0%    2,422,544     4.4%
   200 W. Evelyn Avenue, Suite 200
   Mountain View, California 94041
James D. Childers(9).......................................         --      --     7,735,437    13.8%
Named Executive Officers and Directors
Royal P. Farros(10)........................................  8,953,170    29.3%    8,953,170    16.2%
David L. Hodson(11)........................................    467,218     1.5%      467,218       *
William P. Kaplan(12)......................................    303,781     1.0%      303,781       *
Mark Dubovoy, Director(6)..................................  4,831,324    16.0%           --      --
Deepak Kamra, Director(7)..................................  3,231,753    10.7%           --      --
J.A. Heidi Roizen, Director(8).............................  2,422,544     8.0%    2,422,544     4.4%
James P. McCormick, Director(13)...........................     94,211       *        94,211       *
Guy T. Kawasaki, Director(14)..............................     16,592       *            --      --
Monte D. Wood, Director nominee(15)........................         --      --    17,769,879    30.8%
Peter J. Dalton, Director nominee(16)......................         --      --       261,225       *
Edward C. Driscoll, Director nominee.......................         --      --            --      --
All executive officers and directors as a group (12 persons
  before and 10 persons after the consummation of the
  merger)(17).............................................. 21,566,379    67.8%   30,642,862    52.2%

--------
 *  Less than 1%

(1) Except as otherwise indicated, iPrint believes that the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

 (2) Options granted under the 1997 iPrint Stock Option Plan are immediately exercisable, subject to the Company's right to repurchase unvested shares at a price equal to the option exercise price upon termination of employment.

 (3) Calculated on the basis of 30,251,572 shares of common stock outstanding as of July 31, 2001, except that shares of common stock underlying options exercisable within sixty days of July 31, 2001 are deemed outstanding for purposes of calculating the beneficial ownership of common stock of the holders of such options.

 (4) Calculated on the basis of the number of iPrint shares held by the named entity or person upon the consummation of the merger.

 (5) Calculated on the basis of 55,004,738 shares of common stock to be outstanding following the consummation of the merger, except that shares of common stock underlying options exercisable within sixty days of July 31, 2001 are deemed outstanding for purposes of calculating the beneficial ownership of common stock of the holders of such options.

 (6) Includes 4,689,675 shares held by Information Technology Ventures, L.P.; 125,057 shares held by ITV Affiliates Fund, L.P. The general partner of both Information Technology Ventures, L.P. and ITV Affiliates Fund, L.P. is ITV Management, LLC. In this capacity, ITV Management, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of ITV Management, LLC has or shares such voting or investment power. Mr. Dubovoy disclaims beneficial ownership of all shares except for his own pecuniary interest and immediately exercisable options to purchase 16,592 shares of common stock held by Mr. Dubovoy. Upon the closing of the merger, Mr. Dubovoy will no longer serve as a director of iPrint.

 (7) Includes 3,188,589 shares held by Canaan Equity, L.P. and 26,572 shares held by Deepak Kamra. The general partner of Canaan Equity, L.P. is Canaan Equity Partners, LLC. In this capacity, Canaan Equity Partners, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares of record by the named investment partnerships; individually, no stockholder, director or officer of Canaan Equity Partners, LLC has or shares such voting or investment power. Mr. Kamra disclaims beneficial ownership of all shares except for his pecuniary interest and for the 26,572 shares which he owns in his individual capacity and immediately exercisable options to purchase 16,592 shares of common stock held by Mr. Kamra. Upon the closing of the merger, Mr. Kamra will no longer serve as a director of iPrint.

 (8) Includes 2,277,857 shares held by Softbank Technology Ventures V, L.P; 62,143 shares held by Softbank Technology Ventures Advisors Fund V, L.P; 40,952 shares held by Softbank Technology Ventures Entrepreneurs Fund V, L.P; and 25,000 shares held by J.A. Heidi Roizen and David G. Mohler. The general partner of Softbank Technology Ventures V, L.P., Softbank Technology Ventures Advisors Fund V, L.P. and Softbank Technology Ventures Entrepreneurs Fund V, L.P. is SBVC V, LLC. In this capacity, SBVC V, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares of record by the named investment partnerships; individually, no stockholder, director or officer of SBVC V, LLC has or shares such voting or investment power. Ms. Roizen and Mr. Mohler disclaim beneficial ownership of all shares except for their pecuniary interest and for the 25,000 shares which they own in their individual capacity and immediately exercisable options to purchase 16,592 shares of common stock held by Ms. Roizen.

 (9) Includes 6,617,438 shares of common stock and immediately exercisable options to purchase 1,118,000 shares of common stock.

(10) Includes 8,612,891 shares of common stock; immediately exercisable options to purchase 139,802 shares of common stock that are subject to a right of repurchase which lapses over time; 68,000 shares of common stock that are subject to a right of repurchase which lapses over time; an immediately exercisable option held by Laurie K. Farros to purchase 132,077 shares of common stock that are subject to a right of repurchase which lapses over time; and 400 shares of common stock held in equal portions by Laurie K. Farros as custodian for four minors.

(11) Includes 208,932 shares of common stock and immediately exercisable options to purchase 258,286 shares of common stock that are subject to a right of repurchase which lapses over time.

(12) Includes 1,600 shares of common stock and immediately exercisable options to purchase 302,181 shares of common stock that are subject to a right of repurchase which lapses over time.

(13) Includes 94,211 shares of common stock. Mr. McCormick served as iPrint's chief financial officer, secretary, and chief operating officer until January 31, 2001.

(14) Includes immediately exercisable options to purchase 16,592 shares of common stock.

(15) Includes 15,159,179 shares of common stock and immediately exercisable options to purchase 2,580,000 shares of common stock.

(16) Includes 245,100 shares of common stock and options to purchase 16,125 shares of common stock.

(17) Includes 20,025,078 shares of common stock and options to purchase 1,541,301 shares of common stock. Following consummation of the merger, includes 26,980,965 shares of common stock and options to purchase 3,661,897 shares of common stock.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                            AND MANAGEMENT OF WOOD

   The following table sets forth the beneficial ownership of Wood's common stock as of July 31, 2001 by each director, Wood's chief executive officer and four other most highly compensated officers, all current directors and executive officers as a group, and each person known to Wood who beneficially owns 5% or more of the outstanding shares of its common stock. The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days after July 31, 2001 through the exercise of any stock option or other right. To Wood's knowledge, the persons named in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.


                                                                 Shares Beneficially
                                                                        Owned
                                                                --------------------
Name and Address of Beneficial Owner(1)                         Number(2)  Percent(3)
---------------------------------------                         ---------- ----------
Named Executive Officers and Directors
Monte D. Wood(4)............................................... 20,662,650    64.9%
Scott M. Holmes(5).............................................    559,178     1.9%
Judith K. Adams(6).............................................    213,275       *
Gary S. Parkhurst(7)...........................................     77,714       *
Otho R. Fulton.................................................         --      --
James D. Childers, Director(8).................................  8,994,695    29.8%
Peter J. Dalton, Director(9)...................................    303,750     1.1%
All executive officers and directors as a group (8 persons)(10) 30,909,848    91.3%

--------
  * Less than 1%

 (1) Except as otherwise indicated, Wood believes that the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. The address for Wood's executive officers and directors is: c/o Wood Alliance, Inc., 3073 Corvin Drive, Santa Clara, CA 95051.

 (2) Upon consummation of the merger, each share of Wood common stock will be automatically converted into the right to received 0.86 of a share of iPrint common stock, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus.

 (3) Calculated on the basis of 28,840,414 shares of common stock outstanding as of July 31, 2001. For purposes of computing the percentage of outstanding shares held by each person or group or persons named above on a given date, shares which such person or group has the right to acquire within sixty days of July 31, 2001 are deemed outstanding, but are not deemed outstanding for purposes of calculating the percentage ownership of common stock of any other person.

 (4) Includes 17,662,650 shares of common stock and options to purchase 3,000,000 shares of common stock.

 (5) Includes 160,000 shares of common stock and options to purchase 399,178 shares of common stock.

 (6) Includes 38,275 shares of common stock and options to purchase 175,000 shares of common stock.

 (7) Includes an option to purchase 77,714 shares of common stock.

 (8) Includes 7,694,695 shares of common stock and options to purchase 1,300,000 shares of common stock.

 (9) Includes 285,000 shares of common stock and options to purchase 18,750 shares of common stock.

(10) Includes 25,879,080 shares of common stock and options to purchase 5,030,768 shares of common stock.

                                    EXPERTS

   The audited financial statements and schedules of iPrint Technologies, inc. (formerly iPrint.com, inc.) and Wood Alliance, Inc. included in this joint proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

   The validity of the shares of iPrint common stock to be issued in the merger will be passed upon for iPrint by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. The tax consequences of the merger under section 368 of the Internal Revenue Code have been passed upon for iPrint by Gray Cary Ware & Freidenrich LLP, Palo Alto, California, and for Wood by Pillsbury Winthrop LLP, Palo Alto, CA. As of August 12, 2001, attorneys at Gray Cary Ware & Freidenrich LLP participating in this matter beneficially owned approximately 7,740 shares of iPrint common stock.

                     STOCKHOLDER PROPOSALS TO BE PRESENTED
                         AT NEXT iPRINT ANNUAL MEETING


   iPrint has an advance-notice provision under its bylaws for stockholder business to be presented at meetings of stockholders. Such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of iPrint. To be timely, such notice must be received at iPrint's principal executive offices not less than 120 calendar days in advance of the one-year anniversary of the date iPrint's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; except that (i) if no annual meeting was held in the previous year, (ii) if the date of the annual meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual or special meeting: (a) a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the special meeting, (b) the name and address, as they appear on iPrint's books, of the stockholder proposing such business, (c) the class and number of shares of iPrint which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. In addition, business other than a nomination for election to the Board of Directors must be a proper matter for stockholder action under the Delaware General Corporation Law. Separate and apart from the required notice described in the preceding paragraph, the rules promulgated by the SEC under the Exchange Act (the "SEC Stockholder Proposal Rules") entitle a stockholder of iPrint to require iPrint to include a stockholder proposal in the proxy materials distributed by iPrint. However, the SEC Stockholder Proposal Rules do not require iPrint to include in its proxy materials any nomination for election to the Board of Directors (or any other office with iPrint), impose certain other limitations on the content of a stockholder proposal, and also contain certain eligibility, timeliness, and other requirements (including the requirement that the proponent must have continuously held at least $2,000 in market value or 1% of iPrint's common stock for at least one year before the proposal is submitted by the proponent).


   Proposals of stockholders intended to be presented at the next annual meeting of the stockholders of iPrint must be received by iPrint at its offices at 255 Constitution Drive, Menlo Park, CA 94025, no later than December 28, 2001 and must satisfy the conditions established by the SEC for stockholder proposals to be included in iPrint's proxy statement for that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION



   iPrint files annual, quarterly, and special reports, proxy statements, and other information with the SEC. iPrint's common stock is traded on the Nasdaq National Market under the symbol "IPRT." Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements, and other information regarding iPrint. The address of the SEC website is http://www.sec.gov. Reports, proxy statements, and other information concerning iPrint can also be inspected at the Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C.


   Wood is not a reporting company and therefore no additional reports or financial information about Wood are publicly available.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         Pages
                                                                                         -----
iPrint Technologies, inc.
 Report of Independent Public Accountants...............................................  F-2
 Balance Sheets.........................................................................  F-3
 Statements of Operations...............................................................  F-4
 Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)  F-5
 Statements of Cash Flows...............................................................  F-6
 Notes to Financial Statements..........................................................  F-7

Wood Alliance, Inc.
 Report of Independent Public Accountants............................................... F-22
 Balance Sheets......................................................................... F-23
 Statements of Operations............................................................... F-24
 Statements of Shareholders' Equity (Deficit)........................................... F-25
 Statements of Cash Flows............................................................... F-26
 Notes to Financial Statements.......................................................... F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of iPrint.com, inc.:

   We have audited the accompanying balance sheets of iPrint.com, inc. (a Delaware corporation) as of December 31, 1999 and 2000, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iPrint.com, inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          /S/ ARTHUR ANDERSEN LLP
San Jose, California
January 19, 2001
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                                BALANCE SHEETS
                     (in thousands, except share amounts)

                                                                        December 31,
                                                                     ------------------   June 30,
                                                                       1999      2000       2001
                                                                     --------  --------  -----------
                                                                                         (unaudited)
                              Assets
CURRENT ASSETS:
   Cash and cash equivalents........................................ $ 15,080  $ 19,283   $ 10,645
   Short-term investments...........................................       --     7,888      7,205
   Restricted cash..................................................       --       356        356
   Accounts receivables less allowance for doubtful accounts:
     $0, $174, and $151.............................................      255     1,874      1,227
   Prepaid expenses and other.......................................      892       412        394
                                                                     --------  --------   --------
       Total current assets.........................................   16,227    29,813     19,827
PROPERTY AND EQUIPMENT, NET.........................................    2,136     4,070      3,202
DEPOSITS AND OTHER ASSETS...........................................       --       205      2,163
                                                                     --------  --------   --------
                                                                     $ 18,363  $ 34,088   $ 25,192
                                                                     ========  ========   ========
        Liabilities, Redeemable Convertible Preferred Stock
                and Stockholders' Equity (Deficit)
CURRENT LIABILITIES:
   Accounts payable................................................. $    935  $  2,509   $  2,361
   Accrued and other current liabilities............................    2,121     2,546      3,233
   Current portion of bank borrowings and capital lease.............       96       196          6
                                                                     --------  --------   --------
       Total current liabilities....................................    3,152     5,251      5,600

COMMITMENTS (Note 7)

LONG-TERM DEBT, net of current portion..............................      119        12         10
REDEEMABLE CONVERTIBLE PREFERRED STOCK, $0.001 par value
   Authorized--32,806,164 shares
   Outstanding--16,070,581, 0 and 0
   Aggregate liquidation preference at December 31, 1999 of $30,812.   30,758        --         --
   Value ascribed to redeemable convertible stock warrants..........       35        --         --
                                                                     --------  --------   --------
       Total redeemable convertible preferred stock.................   30,793        --         --
                                                                     --------  --------   --------
STOCKHOLDERS' EQUITY (DEFICIT):
   Common Stock, $0.001 par value
   Authorized--50,000,000 shares
   Outstanding 8,336,167 shares, 30,054,097 shares and
     30,201,982 shares..............................................        8        30         30
   Additional paid-in capital.......................................    4,072    83,262     81,521
   Notes receivable from stockholder................................     (655)     (655)      (317)
   Deferred compensation, net.......................................   (3,239)   (1,950)      (890)
   Accumulated deficit..............................................  (15,887)  (51,862)   (60,768)
   Accumulated other comprehensive income...........................       --        --          6
                                                                     --------  --------   --------
       Total stockholders' equity (deficit).........................  (15,701)   28,825     19,582
                                                                     --------  --------   --------
                                                                     $ 18,363  $ 34,088   $ 25,192
                                                                     ========  ========   ========

  The accompanying notes are an integral part of these financial statements.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                           STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                                        Six Months Ended
                                                            Year Ended December 31,         June 30,
                                                          ---------------------------  -----------------
                                                           1998      1999      2000      2000     2001
                                                          -------  --------  --------  --------  -------
                                                                                          (unaudited)
REVENUES:
   Printed products...................................... $   550  $  3,194  $ 16,282  $  7,177  $ 5,410
   Other.................................................      16        62       787       404      239
                                                          -------  --------  --------  --------  -------
                                                              566     3,256    17,069     7,581    5,649
                                                          -------  --------  --------  --------  -------
COST OF SALES:
   Printed products......................................     317     2,245    11,984     5,499    3,597
   Other.................................................      14        20        37        32       --
                                                          -------  --------  --------  --------  -------
                                                              331     2,265    12,021     5,531    3,597
                                                          -------  --------  --------  --------  -------
GROSS PROFIT.............................................     235       991     5,048     2,050    2,052
                                                          -------  --------  --------  --------  -------
OPERATING EXPENSES:
   Research and development (net of stock-based
     compensation expense of $140 and $383 for the
     years ended December 31, 1999 and 2000 and
     $236 and $(90) for the six-month periods ended
     June 30, 2000 and 2001).............................     901     3,544     6,652     3,477    2,964
   Sales and marketing (net of stock-based
     compensation expense of $241 and $657 for the
     years ended December 31, 1999 and 2000 and
     $405 and $(150) for the six-month periods ended
     June 30, 2000 and 2001).............................     970     8,132    27,390    15,850    5,724
   General and administrative (net of stock-based
     compensation expense of $287 and $809 for the
     years ended December 31, 1999 and 2000 and
     $508 and $(179) for the six-month periods ended
     June 30, 2000 and 2001).............................     710     2,402     7,374     3,899    3,091
   Amortization of deferred compensation, net of
     forfeitures.........................................      --       668     1,849     1,149     (417)
   Corporate restructuring costs.........................      --        --        --        --      394
                                                          -------  --------  --------  --------  -------
       Total operating expenses..........................   2,581    14,746    43,265    24,375   11,756
                                                          -------  --------  --------  --------  -------
LOSS FROM OPERATIONS.....................................  (2,346)  (13,755)  (38,217)  (22,325)  (9,704)
OTHER INCOME, net........................................      75       323     2,242       920      798
                                                          -------  --------  --------  --------  -------
NET LOSS.................................................  (2,271)  (13,432)  (35,975)  (21,405)  (8,906)
   Accretion of mandatory redemption right of
     redeemable convertible preferred stock..............    (392)       --        --        --       --
   Forgiveness of mandatory redemption right of
     redeemable convertible preferred stock..............      --       470        --        --       --
                                                          -------  --------  --------  --------  -------
NET LOSS ATTRIBUTABLE TO COMMON STOCK.................... $(2,663) $(12,962) $(35,975) $(21,405) $(8,906)
                                                          =======  ========  ========  ========  =======
   Basic and diluted net loss per common share........... $ (0.38) $  (1.78) $  (1.39) $  (0.98) $ (0.30)
                                                          =======  ========  ========  ========  =======
   Shares used to compute basic and diluted net loss per
     common share........................................   7,007     7,265    25,970    21,892   30,130
                                                          =======  ========  ========  ========  =======

  The accompanying notes are an integral part of these financial statements.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                (DEFICIT) (In thousands, except share amounts)

                                                                       Redeemable
                                                                      Convertible
                                                                    Preferred Stock        Common Stock    Additional Stockholder
                                                                 ---------------------  -----------------   Paid-In      Note
                                                                   Shares      Amount     Shares    Amount  Capital   Receivable
                                                                 -----------  --------  ----------  ------ ---------- -----------
BALANCE, DECEMBER 31, 1997......................................   4,083,594  $  3,331   7,006,000   $ 7    $  (737)     $  --
   Accretion of redeemable convertible preferred stock..........          --       392          --    --         --         --
   Exercise of stock options at $0.01 share.....................          --        --       4,375    --         --         --
   Net loss.....................................................          --        --          --    --         --         --
                                                                 -----------  --------  ----------   ---    -------      -----
BALANCE, DECEMBER 31, 1998......................................   4,083,594     3,723   7,010,372     7       (737)        --
   Issuance of Series B redeemable convertible preferred stock
    at $1.25 per share, net of issuance costs of $10............   6,033,497     7,532          --    --         --         --
   Forgiveness of accretion of preferred stock..................          --      (470)         --    --         --         --
   Issuance of Series C redeemable convertible preferred stock
    at $3.36 per share, net of issuance costs of $30............   5,953,490    19,973          --    --         --         --
   Exercise of stock options to purchase common stock at
    $0.01-$4.86 per share for cash and note receivable..........          --        --   1,325,792     1        902       (655)
   Deferred stock compensation related to stock options.........          --        --          --    --      3,907        .--
   Amortization of deferred stock compensation..................          --        --          --    --         --         --
   Issuance of warrants to purchase redeemable convertible
    preferred stock.............................................          --        35          --    --         --         --
   Net loss.....................................................          --        --          --    --         --         --
                                                                 -----------  --------  ----------   ---    -------      -----
BALANCE, DECEMBER 31, 1999......................................  16,070,581    30,793   8,336,167     8      4,072       (655)
   Issuance of common stock at IPO, net of issuance costs.......          --             5,175,000     5     46,480         --
   Conversion of preferred stock into common stock at IPO....... (16,070,581)  (30,793) 16,070,581    16     30,777         --
   Issuance of common stock under stock option and purchase
    plans, net of repurchases...................................          --        --     464,890     1        669         --
   Issuance of common stock under warrant agreement.............          --        --       7,459    --         --         --
   Issuance of warrants to purchase common stock................          --        --          --    --        704         --
   Deferred stock compensation related to stock options.........          --        --          --    --        560         --
   Amortization of deferred stock compensation..................          --        --          --    --         --         --
   Net loss.....................................................          --        --          --    --         --         --
                                                                 -----------  --------  ---------    ---    -------      -----
BALANCE, DECEMBER 31, 2000......................................          --        --  30,054,097    30     83,262       (655)
   Issuance of common stock under stock option and purchase
    plans, net of repurchases (unaudited).......................          --        --     347,259     1        186       (113)
   Deferred stock compensation related to stock options
    (unaudited).................................................          --        --          --    --     (1,478)        --
   Amortization of deferred stock compensation, net of
    forfeitures (unaudited).....................................          --        --          --    --         --         --
   Repurchase of common stock (unaudited).......................          --        --    (199,374)   (1)      (449)       451
   Unrealized gain on short-term investments (unaudited)........          --        --          --    --         --         --
   Net loss (unaudited).........................................          --        --          --    --         --         --
                                                                 -----------  --------  ----------   ---    -------      -----
BALANCE, JUNE 30, 2001 (unaudited)..............................          --  $     --  30,201,982   $30    $81,521      $(317)
                                                                 ===========  ========  ==========   ===    =======      =====

                                                                                 Accumulated                   Total
                                                                 Deferred Stock     Other         Accumu-   Stockholders
                                                                 Compensation,  Comprehensive      lated       Equity
                                                                      Net          Income         Deficit    (Deficit)
                                                                 -------------- -------------     --------  ------------
BALANCE, DECEMBER 31, 1997......................................    $    --          $         -- $   (262)   $   (992)
   Accretion of redeemable convertible preferred stock..........         --           --              (392)       (392)
   Exercise of stock options at $0.01 share.....................         --           --                --          --
   Net loss.....................................................         --           --            (2,271)     (2,271)
                                                                    -------          ---          --------    --------
BALANCE, DECEMBER 31, 1998......................................         --           --            (2,925)     (3,655)
   Issuance of Series B redeemable convertible preferred stock
    at $1.25 per share, net of issuance costs of $10............         --           --                --          --
   Forgiveness of accretion of preferred stock..................         --           --               470         470
   Issuance of Series C redeemable convertible preferred stock
    at $3.36 per share, net of issuance costs of $30............         --           --                --          --
   Exercise of stock options to purchase common stock at
    $0.01-$4.86 per share for cash and note receivable..........         --           --                --         248
   Deferred stock compensation related to stock options.........     (3,907)          --                --          --
   Amortization of deferred stock compensation..................        668           --                --         668
   Issuance of warrants to purchase redeemable convertible
    preferred stock.............................................         --           --                --          --
   Net loss.....................................................         --           --           (13,432)    (13,432)
                                                                    -------          ---          --------    --------
BALANCE, DECEMBER 31, 1999......................................     (3,239)          --           (15,887)    (15,701)
   Issuance of common stock at IPO, net of issuance costs.......         --           --                --      46,485
   Conversion of preferred stock into common stock at IPO.......         --           --                --      30,793
   Issuance of common stock under stock option and purchase
    plans, net of repurchases...................................         --           --                --         670
   Issuance of common stock under warrant agreement.............         --           --                --          --
   Issuance of warrants to purchase common stock................         --           --                --         704
   Deferred stock compensation related to stock options.........       (560)          --                --          --
   Amortization of deferred stock compensation..................      1,849           --                --       1,849
   Net loss.....................................................         --           --           (35,975)    (35,975)
                                                                    -------          ---          --------    --------
BALANCE, DECEMBER 31, 2000......................................     (1,950)          --           (51,862)     28,825
   Issuance of common stock under stock option and purchase
    plans, net of repurchases (unaudited).......................         --           --                --          74
   Deferred stock compensation related to stock options
    (unaudited).................................................      1,478           --                --          --
   Amortization of deferred stock compensation, net of
    forfeitures (unaudited).....................................       (417)          --                --        (417)
   Repurchase of common stock (unaudited).......................         (1)          --                --          --
   Unrealized gain on short-term investments (unaudited)........         --            6                --           6
   Net loss (unaudited).........................................         --           --            (8,906)     (8,906)
                                                                    -------          ---          --------    --------
BALANCE, JUNE 30, 2001 (unaudited)..............................    $  (890)         $ 6          $(60,768)   $ 19,582
                                                                    =======          ===          ========    ========

  The accompanying notes are an integral part of these financial statements.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                           STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                                              Six Months
                                                                               Year Ended December 31,      Ended June 30,
                                                                             ---------------------------  ------------------
                                                                              1998      1999      2000      2000      2001
                                                                             -------  --------  --------  --------  --------
                                                                                                              (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss................................................................ $(2,271) $(13,432) $(35,975) $(21,405) $ (8,906)
    Adjustments to reconcile net loss to net cash used by operating activities:
       Depreciation and amortization........................................      43       294     2,109       947     1,017
       Amortization of deferred compensation................................      --       668     1,849     1,149      (417)
       Loss on disposal of fixed assets.....................................      --        --        58        --       213
       Maintenance and training expense related to software licensing.......      --        36        --        --        --
       Interest and marketing expense related to issuance of warrants.......      --        35        --        --        --
    Changes in assets and liabilities:
       Accounts receivable..................................................     (18)     (237)   (1,619)   (1,066)      647
       Prepaid expenses and other...........................................     (30)     (860)     (421)   (2,472)       18
       Deposits and other assets............................................      --        --        --        --    (1,980)
       Accounts payable.....................................................     113       792     1,574     2,649      (148)
       Accrued and other current liabilities................................     211     1,859       425       222       687
                                                                             -------  --------  --------  --------  --------
          Net cash used in operating activities.............................  (1,952)  (10,845)  (32,000)  (19,976)   (8,869)
                                                                             -------  --------  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of short-term investments.....................................      --        --   (17,304)  (17,378)  (14,548)
    Sales/maturities of investment securities...............................      --        --     9,416        --    15,237
    Capital expenditures....................................................    (289)   (1,851)   (3,722)   (3,487)     (341)
                                                                             -------  --------  --------  --------  --------
       Net cash provided by (used in) investing activities..................    (289)   (1,851)  (11,610)  (20,865)      348
                                                                             -------  --------  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from bank borrowings...........................................     218       234       190        --        --
    Repayment of bank borrowings............................................      --      (254)     (225)       --      (190)
    Repayment of financing arrangement......................................      --      (256)      (11)       (4)       (2)
    Payment of notes payable................................................      --        --        --       (60)       --
    Proceeds from issuance of common stock, net of issuance costs...........      --       247    47,859    47,577        75
    Proceeds from issuance of redeemable convertible preferred stock, net
     of issuance costs......................................................      --    27,506        --        --        --
                                                                             -------  --------  --------  --------  --------
       Net cash provided by (used in) financing activities..................     218    27,477    47,813    47,513      (117)
                                                                             -------  --------  --------  --------  --------
       Net increase (decrease) in cash and cash equivalents.................  (2,023)   14,781     4,203     6,672    (8,638)
CASH AND CASH EQUIVALENTS, beginning of period..............................   2,322       299    15,080    15,080    19,283
                                                                             -------  --------  --------  --------  --------
CASH AND CASH EQUIVALENTS, end of period.................................... $   299  $ 15,080  $ 19,283  $ 21,752  $ 10,645
                                                                             =======  ========  ========  ========  ========
NON-CASH FINANCING ACTIVITIES:
    Deferred compensation related to stock options.......................... $    --  $     --  $  1,849  $  1,511  $ (1,478)
    Software acquired through a financing arrangement....................... $   220  $    213  $     --  $     --  $     --
    Accretion of redeemable convertible preferred stock..................... $   392  $     --  $     --  $     --  $     --
    Conversion of redeemable preferred stock into common stock.............. $    --  $     --  $ 30,793  $ 30,793  $     --
    Common stock issued for note receivable................................. $    --  $    655  $     --  $     --  $     --
SUPPLEMENTARY INFORMATION:                                                   $    --
    Cash paid for interest.................................................. $    --  $     55  $     10  $     10  $      7
    Forgiveness of accretion of redeemable convertible
     preferred stock........................................................ $    --  $    470  $     --  $     --  $     --

  The accompanying notes are an integral part of these financial statements.

             iPRINT TECHNOLOGIES, INC. (formerly iPrint.com, inc.)

                         NOTES TO FINANCIAL STATEMENTS
  (All information relating to June 30, 2000 and June 30, 2001 is unaudited)

1. The Company

   iPrint Technologies, inc. (the "Company," formerly iPrint.com, inc.) is a leading provider of online printing technology and infrastructure to the business market.

   The Company was established in January 1996 as a sole proprietorship. In August 1996, the Company was incorporated as a Subchapter S Corporation. In October 1997, the Company changed to C corporation status. In March 2000, the Company was reincorporated in Delaware by way of a merger with a newly formed Delaware subsidiary, and the associated issuance of one share of common stock of the subsidiary for each one share of common stock of the Company held by the stockholders of record. Additionally, stockholders of record of redeemable convertible preferred stock of the Company exchanged each of their shares for one share of redeemable convertible preferred stock of the subsidiary. On March 7, 2000, the Company completed an initial public offering of its common stock, as more fully described in Note 9.

   Since inception, the Company has incurred significant net losses primarily as a result of costs associated with developing technology, websites and marketing efforts. From inception through June 30, 2001, accumulated net losses were $60.8 million. As the Company seeks to leverage its existing technology and brand recognition into the professional print e-procurement market, the operating expenses may decrease as a result of reducing or eliminating non-profitable areas of business, geographical relocation of operational functions, facility consolidation, and appropriate headcount reductions. The Company may incur losses and generate negative cash flow from operations through the end of this year. The ability to achieve profitability depends upon the Company's ability to substantially increase sales, increase gross margins, and reduce operating expenses as a percentage of revenue. Because the Company is an e-procurement and Internet company engaged in electronic commerce, its business is subject to significant changes in technology and marketing strategies. In view of the limited operating history, the Company believes that period-to-period comparisons of its operating results, including operating expenses as a percentage of sales, are not necessarily meaningful and should not be relied upon as an indication of the Company's future performance.

2. Summary of Significant Accounting Policies

  Interim Financial Statements (Unaudited)

   The financial information as of June 30, 2001 and for the six months ended June 30, 2000 and 2001 is unaudited and includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the Company's financial condition, operating results and cash flows as of such date and for such periods. Results for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the year ended December 31, 2001 or for any future period.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

  Cash and Cash Equivalents and Short-Term Investments

   Cash and cash equivalents consist of money market fund and commercial paper acquired with remaining maturity periods of 90 days or less at the date of purchase. Short-term investments consist primarily of high-
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

grade debt securities with maturity greater than 90 days from the date of acquisition and are classified as available-for-sale. Short-term investments classified as available-for-sale are reported at fair market value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax, until realized.

  Restricted Cash

   Restricted cash consists of certificates of deposits which collateralize letters of credit as required by the Company's office lease agreement and credit procurement program.

  Financial Instruments and Concentration of Credit Risk

   The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and bank borrowings approximates fair value due to the short term maturities of those instruments. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company invests its excess cash in U.S. government securities and commercial paper. These investments typically bear minimal risk. This diversification of risk is consistent with the Company's policy to ensure safety of principal.

   The Company sells a variety of printed products to end user customers. The products and services are available to our customers through the following channels: iPrint.com website, specialized print services, iPrint.com marketing relationships and co-labeled websites, and private-label websites. One customer accounted for 10% and 15% of total revenue for the year ended December 31, 2000 and six months ended June 30, 2001, respectively. The same customer accounted for 25% and 16% of outstanding accounts receivable balance as of December 31, 2000 and June 30, 2001, respectively. The loss of a significant customer or a significant reduction in such a customer's orders could have an adverse effect on our sales.

   The Company has operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, the Company has not had any material exposure to foreign currency rate fluctuations.

  Property and Equipment

   Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (3 to 5 years) of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. Depreciation and amortization expense for the years ended December 31, 1998, 1999 and 2000 was $43,000, $294,000 and
$1,765,000, respectively.

  Revenue Recognition

   The Company works with certified commercial print vendors to perform printing services. Revenues from sales of printed products are recognized when all of the following conditions are met: the product has shipped, collection of the receivable is probable and the Company has fulfilled all of its contractual obligations to the customer. Sales discounts have been accounted for as reductions of revenues. Shipping and handling charges billed to customers are an integral part of the sale of printed products, and are recognized as revenues from printed products. The related costs are expensed as cost of sales. Shipping and handling charges included in revenue from printed products were $132,000 for the year ended December 31, 1998, $697,000 for the year ended December 31, 1999 and $2,651,000 for the year ended December 31, 2000.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   In 1999, the Company entered into advertising barter transactions whereby the Company's advertisement was placed on a co-labeled third party's website in exchange for certain of the Company's products offered to customers of the co-labeled third party. The Company accounts for barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions." Barter transactions are recorded at the fair value of goods provided or advertising services received, whichever is more readily determinable in the circumstances and only if there is verifiable objective evidence provided by an equal amount of cash transactions within six months preceding the barter transactions. Revenues from barter transactions for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001 amounted to nil, $326,000, $612,000 and $119,000, respectively.

   Other revenues consist of commissions and website development fees and are recognized over term of contract.

  Sales and Marketing

   The Company expenses advertising costs, including the fair value of barter transactions, promotional spending, and the costs of promotional products given away, as incurred. Advertising costs and promotional spending for the years ended December 31, 1998, 1999 and 2000 were approximately $392,000, $5,198,000 and $17,243,000, respectively.

  Research and Development

   Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. Research and development costs to date include expenses incurred by the Company to develop and maintain its websites. The Company develops software which enables customers to both access information and order printed products on its websites. The Company applies the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," to these costs and capitalizes only the costs incurred subsequent to the time that it is probable that software development efforts will be completed and the software will be used to perform the function intended. Due to the unique nature of the Company's software development effort, the Company is not able to meet these criteria until the development effort is almost complete. To date the amount of expenses that meet these criteria have not been material.

  Stock-Based Compensation

   Effective January 1, 1996, the Company adopted the disclosure provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options.

   The Company accounts for stock-based compensation to non-employees at fair value.

  Computation of Basic and Diluted Net Loss Per Share

   Basic and diluted net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. Potential common shares from conversion of redeemable convertible preferred stock and exercise of stock options and warrants are excluded from diluted net loss per share because they would be antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities were 5,455,470 shares, 17,734,430 shares, 2,441,457 shares, 2,449,498 shares and 3,333,377 shares for 1998, 1999, 2000, June 30, 2000 and June 30, 2001, respectively.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands, except per share data):

                                                                               Six Months
                                                Year Ended December 31,      Ended June 30,
                                              ---------------------------  -----------------
                                               1998      1999      2000      2000     2001
                                              -------  --------  --------  --------  -------
                                                                              (unaudited)
Net loss attributable to common stock........ $(2,663) $(12,962) $(35,975) $(21,405) $(8,906)
                                              =======  ========  ========  ========  =======
Weighted average shares of common stock
  outstanding................................   7,009     7,590    25,996    21,946   30,338
Less: weighted average shares of common stock
  subject to repurchase......................      (2)     (325)      (26)      (54)    (208)
                                              -------  --------  --------  --------  -------
Weighted average shares used in computing
  basic and diluted net loss per common share   7,007     7,265    25,970    21,892   30,130
                                              =======  ========  ========  ========  =======
Basic and diluted net loss per share......... $ (0.38) $  (1.78) $  (1.39) $  (0.98) $ (0.30)
                                              =======  ========  ========  ========  =======

  Comprehensive Loss

   SFAS No. 130 establishes standards for reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. The object of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with shareholders ("comprehensive loss"). Comprehensive loss is the total of net loss and all other non-owner changes in equity. Comprehensive loss for each of the three years ended December 31, 1998, 1999 and 2000 equaled net loss.

   The components of comprehensive loss for the six-months ended June 30, 2000 and 2001 are as follows:

                                                     Six Months
                                                   Ended June 30,
                                                 -----------------
                                                   2000     2001
                                                 --------  -------
                                                    (unaudited)
                                                   (in thousands)
Net loss........................................ $(21,405) $(8,906)
Unrealized gain (loss) on short-term investments      (74)       6
                                                 --------  -------
Comprehensive loss.............................. $(21,479) $(8,900)
                                                 ========  =======

   Accumulated other comprehensive loss at June 30, 2000 and 2001 consisted of an unrealized loss on short-term investments of $74,000 and an unrealized gain on short-term investments of $6,000, respectively.

  Segment Reporting

   The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, major customers, and geographic areas.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. Financial information for separate components of the Company's business is not evaluated by the CEO for review and analysis. Allocation of resources and assessment of performance is based on the Company's financial information, which is available to the CEO in substantially the form presented in the accompanying statement of operations.

The Company therefore operates in a single operating segment: providing printing services and technology to the business printing market.

   The Company has derived revenue from four channels. Initially, the Company derived revenues from iPrint.com website, co-labeled websites and private label websites. In 1999, the Company began specialized print services, offering unique, project-oriented print jobs that vary in quantity from our existing website or are not offered in our self service print shops.

   The following table sets forth revenue by channel:

                                                       Year Ended      Six Months Ended
                                                      December 31,         June 30,
                                                   ------------------- ----------------
                                                   1998  1999   2000     2000    2001
                                                   ---- ------ -------  ------  ------
                                                                         (unaudited)
Revenues by Channel:
   iPrint.com website............................. $356 $1,856 $ 6,316 $3,527   $2,050
   Marketing relationship and co-labeled websites.  153    782   2,731  1,293      667
   Private labeled websites.......................   57    358     682    342      367
   Specialized print services.....................   --    260   7,340  2,419    2,565
                                                   ---- ------ -------  ------  ------
       Total...................................... $566 $3,256 $17,069 $7,581   $5,649
                                                   ==== ====== =======  ======  ======

   The following table sets forth gross profit by Channel:

                                                      Year Ended    Six Months Ended
                                                     December 31,       June 30,
                                                   ---------------- ----------------
                                                   1998 1999  2000    2000    2001
                                                   ---- ---- ------  ------  ------
                                                                      (unaudited)
Gross Profit by Channel:
   iPrint.com website............................. $162 $566 $2,123 $  963   $  850
   Marketing relationship and co-labeled websites.   58  265  1,365    615      403
   Private labeled websites.......................   15  143    320    183      213
   Specialized print services.....................   --   17  1,240    289      586
                                                   ---- ---- ------  ------  ------
       Total...................................... $235 $991 $5,048 $2,050   $2,052
                                                   ==== ==== ======  ======  ======

   The Company operates primarily in the United States.

  Reclassifications

   Certain prior year amounts have been reclassified to the current year's presentation.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 30, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company has adopted SAB 101 in 2000. There was not a material effect on its financial position, results of operations or cash flows.

   In March 2000, the FASB issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion 25 for (a) the definition of an employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on the financial position or results of operations of the Company.

   On June 29, 2001, the FASB approved for issuance SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. Major provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually using a fair value approach, except in certain circumstances, and whenever there is an impairment indicator; other intangible assets will continue to be valued and amortized over their estimated lives; in-process research and development will continue to be written off immediately; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, existing goodwill will no longer be subject to amortization. Goodwill arising after June 30, 2001 will not be subject to amortization.

   The Company has no goodwill as of June 30, 2001 and therefore there will be no impact on the financial position and results of operations as a result of adopting SFAS 141 and SFAS 142. As more fully described in Note 10, the Company has announced its intention to enter into a merger transaction with Wood Alliance, Inc. and will adopt the provisions of SFAS 141 and SFAS 142 at the time of the merger transaction.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Cash, Cash Equivalents, and Short-term Investments

   The following summarizes our cash, cash equivalents and short-term investments (in thousands):

                                             December 31,
                                            ---------------  June 30,
                                             1999    2000      2001
                                            ------- ------- -----------
                                                            (unaudited)
Cash and cash equivalents:
   Cash.................................... $ 2,679 $   938     $ 1,326
   Money market............................  12,401   7,368       9,319
   Municipal bonds.........................      --   4,000          --
   Commercial paper........................      --   6,977          --
                                            ------- -------     -------
       Total cash and cash equivalents..... $15,080 $19,283     $10,645
                                            ======= =======     =======

Short-term investments:
   Corporate bonds......................... $    -- $ 2,000     $    --
   Government bonds........................      --   2,992       7,205
   Commercial paper........................      --   2,896          --
                                            ------- -------     -------
       Total short-term investments........ $    -- $ 7,888     $ 7,205
                                            ======= =======     =======

   The Company maintains cash and cash equivalents and short-term investments with a major financial institution in the United States. The Company has not experienced any losses on its deposits of cash and cash equivalents.

4. Property and Equipment

   Property and equipment consist of the following (in thousands):

                                 December 31,
                               ---------------   June 30,
                                1999    2000       2001
                               ------  -------  -----------
                                                (unaudited)
Furniture and office equipment $  179  $   424    $   434
Computer systems..............    974    3,088      3,123
Computer software.............    831    1,931      1,695
Leasehold improvements........    505      691        918
                               ------  -------    -------
                                2,489    6,134      6,170
Less: Accumulated depreciation   (353)  (2,064)    (2,968)
                               ------  -------    -------
                               $2,136  $ 4,070    $ 3,202
                               ======  =======    =======

5. Borrowing Arrangements

   As of December 31, 1998, the Company had a line of credit arrangement with a bank, which provided for maximum borrowings of $750,000 for working capital and capital improvements, bearing interest at the prime rate. The bank had a senior security interest in substantially all of the Company's assets. In 1999, the credit line portion of this arrangement expired and the Company repaid the working capital component of the amount. As of December 31, 1999, the Company had a term loan of $225,000, of which $119,000 was to be repaid in fiscal years 2001 and 2002. The Company repaid the total amount during 2000.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   In connection with this arrangement, the Company issued a warrant to purchase 8,000 shares of the Series B redeemable convertible preferred stock at $1.25 per share. The warrant was valued at $15,000 and the amount was expensed as interest expense. The warrants were exercised in March 2000 and 7,459 common shares were received upon conversion.

   On February 17, 2000, the Company entered into an agreement with another bank to provide a line of credit up to $2,000,000 at prime rate plus 11/2%. The Company paid off the term loan outstanding on December 31, 1999 from this line of credit. As of December 31, 2000, the total amount outstanding on the line of credit was $190,000. On May 4, 2001, the Company terminated its line of credit agreement with a bank and the remaining outstanding loan of approximately $190,000 was paid in full.

   In connection with this agreement, the Company issued a warrant to purchase 12,000 shares of Series C redeemable convertible preferred stock at $6.00 per share.

6. Income Taxes

   Until October 16, 1997, the Company was an S Corporation. Effective October 17, 1997, the Company changed its tax status to a C Corporation in conjunction with the issuance of Series A redeemable convertible preferred stock. For an S Corporation, income taxes are generally the responsibility of the individual stockholders. As a C Corporation, the Company recognizes deferred income tax assets and liabilities for the expected future income tax benefits and consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets, liabilities and carryforwards. The Company has not had any taxable income or related tax liabilities for any period.

   The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes as follows:

                                       Year Ended
                                      December 31,
                                    ---------------
                                    1998  1999  2000
                                    ----  ----  ----
Federal statutory rate............. (35)% (35)% (35)%
State taxes, net of federal benefit  (6)   (6)   (6)
Change in valuation allowance......  41    41    41
                                    ---   ---   ---
                                     -- %  -- %  -- %
                                    ===   ===   ===

   The components of the net deferred income tax asset are as follows (in thousands):

                                                               1998     1999      2000
                                                              -------  -------  --------
Net operating loss carryforwards............................. $   989  $ 5,667  $ 17,807
Tax credit carryforwards and cumulative temporary differences     102      373     1,051
                                                              -------  -------  --------
                                                                1,091    6,040    18,858
Valuation allowance..........................................  (1,091)  (6,040)  (18,858)
                                                              -------  -------  --------
Net deferred income tax asset................................ $    --  $    --  $     --
                                                              =======  =======  ========

   The Company has provided a valuation allowance for the net operating losses, deferred tax assets and tax credit carryforwards which may expire before the Company can use them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly, has provided a valuation allowance for them.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   As of December 31, 2000, the Company had $48.0 million and $23 million of federal and state net operating loss carryforwards which expire in varying amounts through the year 2020. Due to uncertainty regarding the ultimate utilization of the net operating loss carryforwards, the Company has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. Under applicable tax regulations, changes in the Company's ownership, including shares sold in a public offering, may further restrict its ability to utilize its net operating loss carryforwards.

7. Commitments

   In 1998, the Company entered into a financing agreement with a software company for the licensing of software. The agreement bears interest at an annual rate of 12% and the principal balance is to be paid in five equal quarterly payments of approximately $60,000. The final payment was made in February 2000.

   On April 6, 2000, the Company entered into a fifteen-month agreement with Yahoo!, a global Internet communications, commerce and media company, to include iPrint.com as a featured merchant in Yahoo!'s Print Center. The Company has recorded amortization expense of $5.1 million for the year ended December 31, 2000 related to this agreement.

   On November 13, 2000, the Company and Yahoo! agreed to amend the original agreement to provide for its termination as of December 31, 2000. Under this amendment a final payment to Yahoo! of $133,000 was made in the fourth quarter of 2000.

   The Company leased certain equipment amounting to $18,000 under a capital lease agreement, which expires in October 2003 and bears interest at approximately 11% per annum as of December 31, 2000.

   Future minimum payments under all noncancellable operating lease agreements as of December 31, 2000 are as follows:

                        Operating
Year Ended December 31,   Lease
----------------------- ----------
         2001.......... $1,015,000
         2002..........    926,000
         2003..........    932,000
         2004..........    876,000
         2005..........    295,000
                        ----------
                        $4,044,000
                        ==========

   Rent expense, net of sublease rent income, for the years ended December 31, 1998, 1999 and 2000 was $36,000, $116,000 and $711,000.

   In June 2000, the Company entered into an agreement with a third party to sublease office space for a term of one year beginning July 1, 2000 with an option to renew for an additional six months. In September 2000, the sublease agreement was amended to allow for a second option to renew for an additional six months, a quarterly commitment to purchase printed products from the Company, and the reduction of rent under the original sublease agreement. The Company will receive future minimum payments of $585,000, which will be used to offset a portion of the rent expense above.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Retirement Plan

   The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code. Under the retirement plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company may make contributions to the plan at the discretion of the Board of Directors. To date, no such contributions have been made by the Company.

9. Stockholders' Equity

   During the first quarter of 2000, the Company completed the initial public offering of its common stock. On March 7, 2000, the Company sold 4,500,000 shares and on March 16, 2000, the Company sold an additional 675,000 shares in connection with the exercise of the underwriters' over-allotment option, for a total of 5,175,000 shares of common stock. The Company received $48.1 million in cash, net of underwriting discounts and commissions. Upon the closing of the offering, all of the Company's preferred stock automatically converted into an aggregate of 16,070,581 shares of common stock.

  Warrant Issuance

   In 1998, the Company entered into a marketing collaboration agreement with one of the preferred stockholders in exchange for an issuance of a warrant to purchase the Series A redeemable convertible preferred stock. The Company issued a warrant to purchase 62,500 shares of the Company's preferred stock and is not obligated to issue further warrants. The warrant was valued at $20,000 and the amount was expensed as marketing expense. The warrant expires on March 16, 2003.

   In 1998, in connection with a borrowing agreement (see Note 5), the Company issued a warrant to purchase 8,000 shares of the Series B redeemable convertible preferred stock at $1.25 per share. The warrant was valued at $15,000 and the amount was expensed as interest expense. The warrants were exercised in March 2000 and 7,459 common shares were received upon conversion.

   On February 17, 2000, in connection with the borrowing agreement discussed in Note 5, the Company issued a warrant to purchase 12,000 shares of Series C redeemable convertible preferred stock at $6.00 per share. The warrants were valued at $30,000 and the amount was expensed as interest expense. The warrants are exercisable immediately and expire in 2005.

   On March 7, 2000, the Company agreed to issue a warrant to purchase 20,000 shares of common stock at $8.00 per share and a warrant to purchase 15,000 shares of common stock at $10.00 per share. The warrants were valued at $194,000 and the amount was expensed as rent expense. The warrants are exercisable immediately and expire in 2003.

   On April 5, 2000, the Company agreed to issue a warrant to purchase 75,000 shares of common stock at $16.925 per share. The warrant was valued at $480,000 and the amount was expensed as marketing expense. The warrants are exercisable immediately and expire in 2003.

  Stock Options

   In August 1997, the Board of Directors approved the 1997 Stock Option Plan (the "Plan"). Under the Plan, incentive and nonqualified stock options to purchase shares of common stock may be granted to employees, directors, consultants and advisors to the Company. The option price per share shall not be less than the fair value, as determined by the Board of Directors, for incentive stock option grants, or not less than 85% of the fair
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

value for nonqualified stock option grants. Any options granted to a stockholder with more than 10% of the voting power (a "ten percent owner") shall not have an option price less than 110% of the fair value. Options become exercisable as determined by the Board of Directors, which is generally over four years from the date of grant, and generally expire ten years after the date of grant, or five years for those options granted to a ten percent owner.

   In December 1999, the Board of Directors approved the 2000 Outside Directors Stock Option Plan. This plan provides for the automatic grant of nonstatutory stock options to our directors who are not employees on an annual basis provided the non-employee director continues to serve in that capacity following the annual meeting and has served as director for at least six months. The exercise price per share of options granted under this plan will be equal to the fair market value of a share of common stock on the date of grant. Shares subject to initial options and annual options granted under this plan will vest over three years and one year, respectively, and options granted under this plan must be exercised within ten years from the date of grant.

   A summary of activity under all option plans is as follows:


                                                Options Outstanding
                                   ----------------------------------------------
                                   Options Available             Weighted-Average
                                       For Grant       Number     Exercise Price
                                   ----------------- ----------  ----------------
Balance, December 31, 1997........     2,184,500        809,500       $0.02
   Granted........................      (613,063)       613,063       $0.02
   Exercised......................            --         (4,375)      $0.01
   Cancelled......................       108,812       (108,812)      $0.07
                                      ----------     ----------
Balance, December 31, 1998........     1,680,249      1,309,376       $0.04
   Authorized.....................       649,624             --          --
   Granted........................    (1,877,600)     1,877,600       $1.41
   Exercised......................            --     (1,325,792)      $0.65
   Cancelled......................       267,836       (267,836)      $0.58
                                      ----------     ----------
Balance, December 31, 1999........       720,109      1,593,348       $1.06
   Authorized.....................     1,650,376             --          --
   Granted........................    (2,299,900)     2,299,900       $4.77
   Exercised......................            --       (503,418)      $0.50
   Cancelled......................     1,088,873     (1,088,873)      $3.21
   Repurchased....................       115,287             --          --
                                      ----------     ----------
Balance, December 31, 2000........     1,274,745      2,300,957       $3.60
   Authorized (unaudited).........     1,572,704             --          --
   Granted (unaudited)............    (2,166,770)     2,166,770       $0.57
   Exercised (unaudited)..........            --       (259,875)      $0.45
   Cancelled (unaudited)..........     1,061,975     (1,061,975)      $2.63
   Repurchased (unaudited)........       214,448             --          --
                                      ----------     ----------
Balance, June 30, 2001 (unaudited)     1,957,102      3,145,877       $2.10
                                      ==========     ==========

                                                       Number    Weighted-Average
                                                     of Options   Exercise Price
                                                     ----------  ----------------
Exercisable at December 31, 1998....................    563,746       $0.01
Exercisable at December 31, 1999....................    479,011       $0.04
Exercisable at December 31, 2000....................    466,791       $5.34

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   The following table summarizes information concerning outstanding and exercisable options at December 31, 2000:

                    Options Outstanding                        Options Exercisable
------------------------------------------------------------ ------------------------
                           Weighted-Average
   Range of                   Remaining     Weighted-Average         Weighted-Average
Exercise Prices   Number   Contractual Life  Exercise Price  Number   Exercise Price
---------------  --------- ---------------- ---------------- ------- ----------------
$0.01 to $0.88     490,666       8.34            $ 0.41      205,753      $ 0.11
$1.06 to $2.49     407,208       8.76            $ 2.00       89,629      $ 2.07
$2.63 to $3.75     599,850       9.59            $ 3.41        4,750      $ 3.75
$4.13 to $5.48     427,033       8.31            $ 4.88       46,659      $ 4.96
$6.25 to $10.00    346,200       9.19            $ 7.71       90,000      $10.00
$15.69 to $15.69    30,000       9.21            $15.69       30,000      $15.69
                 ---------                                   -------
$0.01 to $15.69  2,300,957       8.87            $ 3.60      466,791      $ 5.34
                 =========                                   =======

   The Company accounts for stock options granted to employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the Plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and basic and diluted net loss per share would have been increased to the following pro forma amounts:

                                        Year Ended December 31,
                                      ---------------------------
                                       1998      1999      2000
                                      -------  --------  --------
Net loss (in thousands):
   As reported....................... $(2,271) $(13,432) $(35,975)
   Pro forma......................... $(2,276) $(13,527) $(37,446)
Basic and diluted net loss per share:
   As reported....................... $ (0.38) $  (1.78) $  (1.39)
   Pro forma......................... $ (0.38) $  (1.80) $  (1.44)

   The weighted average fair value of options granted during fiscal 1998, 1999 and 2000 was $0.17, $2.87 and $5.70 per share. The fair value of each stock option grant in 1998, 1999 and 2000 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                  Year Ended December 31,
                        --------------------------------------------
                             1998           1999           2000
                        -------------- -------------- --------------
Volatility.............          0.01%          0.01%           144%
Risk-free interest rate 4.30% to 5.67% 4.73% to 6.21% 6.17% to 6.29%
Dividend yield.........             0%             0%             0%
Expected lives.........        6 years        6 years        6 years

   In 1998, 1999 and 2000, the Company granted to non-employees options to acquire 30,813, 74,100, and 150,000 shares of common stock inside of the Plan at weighted average exercise prices of $0.08, $0.52 and $9.61, and weighted average fair value of $0.06, $1.15 and $9.08. As of December 31, 2000, 41,000 options were outstanding and exercisable at exercise prices ranging from $0.08 to $15.69. The weighted average exercise price of the outstanding options was $8.75, and the weighted average remaining contractual life was 9 years. In 1998, 1999, and 2000, the Company recorded compensation expense of $2,000, $85,000 and $18,000. Pursuant to the provisions of SFAS No. 123, the fair value of options issued was determined based on the fair value of the
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case, the fair value was estimated as services were provided using the Black-Scholes model and the following assumptions:

                                        Year Ended December 31,
                                  ------------------------------------
                                      1998            1999       2000
                                  -------------  -------------- ------
          Volatility.............           65%             65%    65%
          Risk-free interest rate 4.42% to 5.59% 4.70% to 5.42%  6.18%
          Dividend yield.........            0%              0%     0%
          Expected lives.........        1 year          1 year 1 year

   The Plan allows for the issuance of options which are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a restricted stock purchase agreement generally vest over four years. The Company may repurchase unvested shares at a price equal to the original issuance price upon termination of the employee. This right expires generally over four years. As of December 31, 1998, 1999 and 2000, 2,793, 860,035 and 410,053 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at $0.01, $0.01 to $4.86 per share, and $0.01 to $7.61 per share.

   In December 1999, the Board of Directors approved the adoption of the 2000 Employee Stock Purchase Plan (the "Purchase Plan") under Section 423 of the Internal Revenue Code and reserved 150,000 shares of the Company's common stock for issuance under the Purchase Plan. This number of shares will be increased cumulatively on January 1, 2001 and each January 1 thereafter through January 1, 2010 by the lesser of 5% of the shares of the common stock issued and outstanding on the immediately preceding December 31 or 3,000,000 shares. The Purchase Plan allows eligible employees to purchase the Company's stock at 85% of the lower of the fair market value at the first day of the offering period or the last day the purchasing period, whichever is lower. No stock was issued under the Purchase Plan as of December 31, 1999. During 2000, employees purchased 76,759 shares of stock.

  Deferred Stock Compensation

   Deferred compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the estimated fair value of the underlying stock. Deferred stock-based compensation is amortized over the vesting period of the underlying options based on an accelerated vesting method, generally four years. The amount to be amortized is decreased by cancellations from terminated employees to the extent that options cancelled were unvested at the date of termination. Through December 31, 1999 and 2000, the Company had recorded unearned stock-based compensation of $3,907,000 and $4,467,000. For the years ended December 31, 1999 and 2000, the Company recorded stock-based compensation expense of $668,000 and $1,849,000. For the six months ended June 30, 2001, the amortization amount of deferred compensation expense in prior periods exceeds the current year expense amount, therefore $828,000 of prior years' expense has been reversed for the six months ended June 30, 2001 offset by $411,000 of current year expense, for a net of $417,000.

   The total unearned stock-based compensation recorded for all option grants through December 31, 2000 will be amortized as follows: $1,122,000 for the year ended December 31, 2001, $589,000 for the year ended December 31, 2002, $232,000 for the year ended December 31, 2003 and $7,000 for the year ended December 31, 2004. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Stockholder Notes Receivable

   In November 1999, the Company granted an immediately exercisable option to purchase 290,000 shares of common stock at an exercise price of $2.26 to an officer. The Company also issued to the same officer a promissory note in an aggregate principal amount of $655,400 in connection with the exercise of stock options. On February 2, 2001, upon termination of the officer's employment, the Company repurchased 199,374 of the unvested shares of common stock at the original price of $2.26 reducing the principal of the promissory note to $204,815. The note bears interest at 5.96% per annum and is due in November 2003.

10. Subsequent Events (unaudited)

  Merger

   On June 23, 2001, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Wood Alliance, Inc. ("Wood"), as amended and restated on August 30, 2001, in which the Company announced its intention to merge with Wood in a stock-for-stock transaction. Under the terms of the Agreement, each outstanding share of Wood common stock will be converted into the right to receive 0.86 of a share of common stock of the Company, as adjusted for any stock splits, combinations, stock dividends and the like, including, but not limited to, the reverse split contemplated by iPrint and set forth in this joint proxy statement/prospectus and subject to deposit of 18% of each Wood shareholder's pro rata portion of iPrint common stock into an escrow fund for satisfaction of the Wood shareholders' indemnification obligations to iPrint under the merger agreement and the Company will assume each outstanding option to purchase shares of Wood common stock. The Company anticipates this merger transaction will be completed by the end of 2001.


   On July 2, 2001, August 31, 2001 and September 24, 2001, the Company provided secured loans to Wood amounting to $200,000, $1,000,000 and $200,000, which are due and payable on July 1, 2002, August 29, 2002 and September 23, 2002, respectively. These loans bear interest at 6%, 10% and 10% per annum, respectively, and are subordinated to Wood's primary lender. Subject to the subordination, iPrint has the right to demand repayment of the $1 million loan and the September 24 $200,000 loan on five days' written notice.


  Corporate Restructuring Costs

   During the first quarter of 2001, the Company announced and began a corporate restructuring plan that would reduce costs and move towards achieving profitability for the Company. The Company's restructuring actions consist primarily of consolidating west coast operations into a single facility, reducing its workforce by approximately 20 employees and disposition of certain fixed assets.

   During the second quarter of 2001, the Company began an additional corporate restructuring plan which consisted of reducing its workforce by an additional 20 employees.

   The restructuring costs consist of the following (amounts in thousands):


                                                   Six Months Ended
Components                                          June 30, 2001
----------                                         ----------------
Payments to employees involuntarily terminated (C)       $110
Payments on vacated facilities (C)................         71
Disposition of fixed assets (NC)..................        213
                                                         ----
                                                         $394
                                                         ====

      -----
   (C): Cash; (NC): Non-cash
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Stockholder Note Receivable

   In January 2001, the Company granted an immediately exercisable option to purchase 150,000 shares of common stock at an exercise price of $0.75 to an officer. The Company also issued the same officer a promissory note in an aggregate principal amount of $112,500 in connection with the exercise of stock options. The note bears interest at 5.90% per annum and is due in January 2005. The Company has the right to repurchase these shares at cost upon termination of the officer's employment. This right expires over four years.

   In April 2001, the Company received from an officer, a full-recourse, secured demand note in an aggregate principal amount of $721,423. The note bears interest at 8.56% per annum and is payable quarterly in the amount of $18,942, with a final balloon payment of all remaining principal and accrued interest due in April 2005.

   In April 2001, the Company received from an officer, a full-recourse, secured demand note in an aggregate principal amount of $160,000. The note bears interest at 8.56% per annum and is payable quarterly in the amount of $4,195, with a final balloon payment of all remaining principal and accrued interest due in April 2005.

  Legal Proceedings

   Between June 15, 2001 and July 7, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against the Company, several of its officers and directors, and several underwriters of its initial public offering. The purported class actions are all brought on behalf of purchasers of the Company common stock since March 7, 2000, the date of its initial public offering. The plaintiffs allege that the Company's prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, that the Company's underwriters required several investors who wanted large allocations of initial public offering securities to pay undisclosed and excessive underwriters' compensation in the form of increased brokerage commissions and required investors to agree to buy shares of its securities after the initial public offering was completed at predetermined prices as a precondition to obtaining initial public offering allocations. The plaintiffs further allege that because of these purchases, the Company's post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the Company's prospectus and the purported inflation of its stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act and Section 10(b) of the Securities Exchange Act. Similar complaints have been filed against a number of other issuers that had initial public offerings in 1999 and 2000. The Company anticipates that the actions described above, and any additional related complaints that may be filed will be consolidated into a single action. The Company believes that it has meritorious defenses against these actions and intends to vigorously defend against them. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could also have an adverse impact on its business, financial condition and results of operation.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Wood Alliance, Inc.:

   We have audited the accompanying balance sheets of Wood Alliance, Inc. (a California corporation) as of December 31, 1999 and 2000 and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wood Alliance, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

San Jose, California
August 31, 2001

                              WOOD ALLIANCE, INC.

                                BALANCE SHEETS
                       (in thousands, except share data)

                                                                              December 31,
                                                                          ---------------------  June 30,
                                                                              1999       2000      2001
                                                                          ------------- ------- -----------
                                                                          (as restated)         (unaudited)
                                 Assets

CURRENT ASSETS:
   Accounts receivable, less allowance for doubtful accounts of $318,
     $521 and $756.......................................................    $ 9,234    $14,823   $ 9,677
   Inventories...........................................................      1,673      2,874     3,389
   Prepaid expenses and other............................................      2,338      1,713     1,281
   Deferred income taxes.................................................        439        950     2,441
                                                                             -------    -------   -------
       Total current assets..............................................     13,684     20,360    16,788
PROPERTY AND EQUIPMENT, NET..............................................        836      2,493     3,125
DEFERRED INCOME TAXES....................................................        352        202       223
DEPOSITS AND OTHER ASSETS................................................        407        533       812
                                                                             -------    -------   -------
       Total assets......................................................    $15,279    $23,588   $20,948
                                                                             =======    =======   =======

             Liabilities and Shareholders' Equity (Deficit)

CURRENT LIABILITIES:
   Bank line of credit...................................................    $ 2,595    $ 5,992   $ 7,666
   Accounts payable......................................................      5,532      8,265     7,667
   Income taxes payable..................................................         79        611       288
   Other accrued liabilities.............................................      4,888      7,280     5,877
   Subordinated convertible note payable.................................      1,163         --        --
                                                                             -------    -------   -------
       Total current liabilities.........................................     14,257     22,148    21,498
                                                                             -------    -------   -------
COMMITMENTS (NOTE 8)

SHAREHOLDERS' EQUITY (DEFICIT)
   Series A preferred stock, no par value; 25,000,000 shares authorized;
     no shares outstanding...............................................         --         --        --
   Common stock, no par value; 100,000,000 shares authorized;
     28,489,750, 28,840,489 and 28,840,489 shares outstanding............      1,042      1,171     1,192
   Retained earnings (accumulated deficit)...............................        (20)       269    (1,742)
                                                                             -------    -------   -------
       Total shareholders' equity (deficit)..............................      1,022      1,440      (550)
                                                                             -------    -------   -------
       Total liabilities and shareholders' equity (deficit)..............    $15,279    $23,588   $20,948
                                                                             =======    =======   =======


  The accompanying notes are an integral part of these financial statements.

                              WOOD ALLIANCE, INC.

                           STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                            Six Months Ended
                                             Year Ended December 31,            June 30,
                                       -----------------------------------  ----------------
                                           1998          1999       2000     2000     2001
                                       ------------- ------------- -------  -------  -------
                                       (as restated) (as restated)             (unaudited)
NET REVENUES..........................    $55,804       $59,466    $87,329  $37,742  $27,632
COST OF REVENUES......................     36,515        38,572     58,075   25,245   18,619
                                          -------       -------    -------  -------  -------
   Gross profit.......................     19,289        20,894     29,254   12,497    9,013
                                          -------       -------    -------  -------  -------
OPERATING EXPENSES:
   Sales and marketing................     11,838        14,104     18,238    7,734    7,140
   General and administrative.........      6,166         7,056      9,833    3,507    5,152
                                          -------       -------    -------  -------  -------
       Total operating expenses.......     18,004        21,160     28,071   11,241   12,292
                                          -------       -------    -------  -------  -------
INCOME (LOSS) FROM OPERATIONS.........      1,285          (266)     1,183    1,256   (3,279)
INTEREST EXPENSE......................       (362)         (355)      (563)    (182)    (387)
                                          -------       -------    -------  -------  -------
INCOME (LOSS) BEFORE INCOME TAX.......        923          (621)       620    1,074   (3,666)
                                          -------       -------    -------  -------  -------
INCOME TAX (EXPENSE) BENEFIT..........       (492)          225       (331)    (430)   1,655
                                          -------       -------    -------  -------  -------
NET INCOME (LOSS).....................    $   431       $  (396)   $   289  $   644  $(2,011)
                                          =======       =======    =======  =======  =======
NET INCOME (LOSS) PER SHARE:
   Basic..............................    $  0.02       $ (0.01)   $  0.01  $  0.02  $ (0.07)
                                          =======       =======    =======  =======  =======
   Diluted............................    $  0.01       $ (0.01)   $  0.01  $  0.02  $ (0.07)
                                          =======       =======    =======  =======  =======
Weighted average basic common shares
  outstanding.........................     28,882        28,635     28,657   28,525   28,840
                                          =======       =======    =======  =======  =======
Weighted average diluted common shares
  outstanding.........................     31,221        28,635     29,313   29,920   28,840
                                          =======       =======    =======  =======  =======


  The accompanying notes are an integral part of these financial statements.

                              WOOD ALLIANCE, INC.

                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                     (in thousands, except per share data)

                                                  Series A                       Retained       Total
                                              Preferred Stock   Common Stock     Earnings   Shareholders'
                                              ---------------  --------------  (Accumulated    Equity
                                              Shares  Amount   Shares  Amount    Deficit)     (Deficit)
                                              ------  -------  ------  ------  ------------ -------------
BALANCE, DECEMBER 31, 1997...................     --  $    --  28,881  $1,163    $   (55)      $ 1,108
   Exercise of stock options to purchase
     common stock at $0.35 per share for
     cash....................................     --       --       1       1         --             1
   Net income................................     --       --      --      --        431           431
                                              ------  -------  ------  ------    -------       -------
BALANCE, DECEMBER 31, 1998, AS
  RESTATED...................................     --       --  28,882   1,164        376         1,540
   Repurchase of common stock at $0.31
     per share issued under Restricted Stock
     Purchase Agreement......................     --       --    (419)   (131)        --          (131)
   Exercise of stock options to purchase
     common stock at $0.35 and $0.37 per
     share for cash..........................     --       --      26       9         --             9
   Net loss..................................     --       --      --      --       (396)         (396)
                                              ------  -------  ------  ------    -------       -------
BALANCE, DECEMBER 31, 1999, AS
  RESTATED...................................     --       --  28,489   1,042        (20)        1,022
   Repurchase of common stock at $0.31
     per share issued under Restricted Stock
     Purchase Agreement......................     --       --     (16)     (5)        --            (5)
   Exercise of stock options to purchase
     common stock at $0.35 and $0.37 per
     share for cash..........................     --       --      82      29         --            29
   Issuance of common stock to a director....     --       --     285     105         --           105
   Conversion of note into Series A
     preferred stock at $0.33 per share......  2,997    1,000      --      --         --         1,000
   Repurchase of Series A preferred stock at
     $0.33 per share......................... (2,997)  (1,000)     --      --         --        (1,000)
   Net income................................     --       --      --      --        289           289
                                              ------  -------  ------  ------    -------       -------
BALANCE, DECEMBER 31, 2000...................     --       --  28,840   1,171        269         1,440
   Issuance of stock options to non-
     employees (unaudited)...................     --       --      --      21         --            21
   Net loss (unaudited)......................     --       --      --      --     (2,011)       (2,011)
                                              ------  -------  ------  ------    -------       -------
BALANCE, JUNE 30, 2001
  (UNAUDITED)................................     --  $    --  28,840  $1,192    $(1,742)      $  (550)
                                              ======  =======  ======  ======    =======       =======

  The accompanying notes are an integral part of these financial statements.

                              WOOD ALLIANCE, INC.

                           STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                             Six Months Ended
                                                              Year Ended December 31,            June 30,
                                                        -----------------------------------  ----------------
                                                            1998          1999       2000     2000     2001
                                                        ------------- ------------- -------  -------  -------
                                                        (as restated) (as restated)             (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss).....................................    $  431        $  (396)   $   289  $   644  $(2,011)
 Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization.......................       598            620        592      299      384
   Deferred income taxes...............................       228           (453)      (361)    (194)  (1,512)
   Issuance of common stock to a director..............        --             --        105       --       --
   Issuance of stock options to non-employees..........        --             --         --       --       21
   Changes in operating assets and liabilities:
     Accounts receivable, net..........................      (598)            76     (5,589)  (5,379)   5,146
     Inventories.......................................      (157)           947     (1,201)  (1,457)    (514)
     Prepaid expenses and other........................       193         (1,446)       625     (201)     432
     Deposits and other assets.........................      (205)           479       (126)   1,155     (279)
     Accounts payable..................................        82            401      2,734    2,549     (598)
     Income taxes payable..............................       180           (270)       532      115     (323)
     Other accrued liabilities.........................      (751)           810      2,228     (133)  (1,403)
                                                           ------        -------    -------  -------  -------
       Net cash provided by (used in) operating
         activities....................................         1            768       (172)  (2,602)    (657)
                                                           ------        -------    -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment...................      (364)          (369)    (2,249)  (1,303)  (1,018)
                                                           ------        -------    -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings (payments) under bank line of credit, net..      (574)          (277)     3,397    4,880    1,675
 Issuance of subordinated convertible note payable.....     1,000             --         --       --       --
 Repurchase of preferred stock.........................        --             --     (1,000)  (1,000)      --
 Principal payments on long-term debt..................       (64)            --         --       --       --
 Issuance of common stock upon exercise of stock
   options.............................................         1              9         29       25       --
 Repurchase of common stock............................        --           (131)        (5)      --       --
                                                           ------        -------    -------  -------  -------
       Net cash provided by (used in) financing
         activities....................................       363           (399)     2,421    3,905    1,675
                                                           ------        -------    -------  -------  -------
NET CHANGE IN CASH.....................................        --             --         --       --       --
CASH, BEGINNING OF PERIOD..............................        --             --         --       --       --
                                                           ------        -------    -------  -------  -------
CASH, END OF PERIOD....................................    $   --        $    --    $    --  $    --  $    --
                                                           ======        =======    =======  =======  =======
NON-CASH FINANCING ACTIVITIES:
 Issuance of preferred stock upon conversion of
   convertible note....................................    $   --        $    --    $ 1,000  $    --  $    --
                                                           ======        =======    =======  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
 Cash paid during the period for:
   Interest............................................    $  311        $   265    $   547  $   163  $   387
                                                           ======        =======    =======  =======  =======
   Income taxes........................................    $  313        $    --    $   542  $   510  $    73
                                                           ======        =======    =======  =======  =======

  The accompanying notes are an integral part of these financial statements.

                              WOOD ALLIANCE, INC.

                         NOTES TO FINANCIAL STATEMENTS
       (information as of June 30, 2000 and June 30, 2001 is unaudited)

1. The Company

   Wood Alliance, Inc. (the "Company") was incorporated in 1986 in the state of California. The Company provides promotional products to the business market.

   On June 23, 2001, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with iPrint Technologies, Inc. ("iPrint"), as amended and restated on August 30, 2001, in which the Company announced its intention to merge with iPrint in a stock-for-stock transaction. Under the terms of the Agreement, each outstanding share of common stock of the Company will be converted into the right to receive 0.86 shares of iPrint common stock, and iPrint will assume each outstanding option to purchase shares of the Company's common stock. The Company anticipates this merger transaction will be completed by the end of 2001.

   The Company is subject to a number of risks including a lack of consistent profitability, the need to generate increased revenues from its repeat paying customers, the ability to support large numbers of customers, dependence on outside commercial print vendors and delivery services, ability to obtain adequate funding to support growth, dependence on key employees and the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company.


   As of June 30, 2001, the Company had an accumulated deficit of $1.7 million and a working capital deficit of $4.7 million. The Company incurred negative cash flow from operations for the year ended December 31, 2000 and for the six month period ended June 30, 2001 and failed certain financial covenants under the bank line of credit agreement. On July 2, 2001 and August 31, 2001, iPrint provided secured loans to the Company amounting to $200,000 and $1,000,000, which are due and payable on July 1, 2002 and August 29, 2002, respectively. On August 17, 2001, the Company approved a modification to its existing bank line of credit arrangement which increased the borrowing base under the line of credit. Management has formulated a plan that it believes will provide the Company with sufficient liquidity to meet its cash obligations at least through December 31, 2001 under the $1.2 million notes due to iPrint and the renewed line of credit arrangement. There can be no assurance that the Company executes the plan as formulated.


2. Summary of Significant Accounting Policies

  Unaudited Interim Financial Information

   The financial information as of June 30, 2001 and for the six months ended June 30, 2000 and 2001 is unaudited and includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation of the Company's financial condition, operating results and cash flows as of such date and for such periods. Results for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the year ended December 31, 2001 or for any future period.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              WOOD ALLIANCE, INC.

  Fiscal Year

   The Company's fiscal year ends on the Saturday closest to December 31. Each of the fiscal years ended January 2, 1999, January 1, 2000 and December 31, 2000 was comprised of 52 weeks. In the accompanying financial statements, all fiscal years are shown to begin as of January 1 and end as of December 31 for clarity of presentation.

  Financial Instruments and Concentration of Credit Risk

   The carrying value of the Company's financial instruments, including accounts receivable, accounts payable, other accrued liabilities and bank line of credit approximate fair value due to the short-term nature of those instruments and variable interest rates. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To reduce credit risk on accounts receivable, the Company performs periodic credit evaluations of its customers' financial condition. An allowance for doubtful accounts is maintained for estimated credit losses which, to date, have been within management's expectations. One customer accounted for 11%, 9% and 10% of net revenue for the years ended December 31, 1998, December 31, 1999 and December 31, 2000, respectively. The same customer accounted for 5% of outstanding accounts receivable balances as of December 31, 2000. The loss of a significant customer, or a significant reduction in such a customer's orders could have an adverse effect on the Company's operating results.

   The Company operates primarily in the United States and all sales to date have been made in U.S. dollars.

  Inventories

   Inventories, consisting of company store and custom order merchandise, are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. Company store merchandise relates to inventory held in the Company's warehouses and is substantially comprised of customer-specific branded products. Company store inventory is substantially guaranteed by the customer.

   Inventories consist of the following (in thousands):

                         December 31,
                         -------------  June 30,
                          1999   2000     2001
                         ------ ------ -----------
                                       (unaudited)
Company store........... $  821 $2,058   $2,307
Custom order merchandise    852    816    1,082
                         ------ ------   ------
                         $1,673 $2,874   $3,389
                         ====== ======   ======

  Property and Equipment

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the related improvements or the remaining lease term. Depreciation and amortization expense for the years ended December 31, 1998, December 31, 1999 and December 31, 2000 was $598,000, $620,000 and $592,000, respectively.
Repairs and maintenance costs are expensed as incurred.

                              WOOD ALLIANCE, INC.

   Property and equipment consists of the following (in thousands):

                                            December 31,
                                          ----------------   June 30,
                                           1999     2000       2001
                                          -------  -------  -----------
                                                            (unaudited)
Computer equipment and software.......... $ 2,042  $ 3,051    $ 4,845
Furniture and fixtures...................   1,400    1,463      1,513
Leasehold improvements...................     276      254        297
Construction in progress.................      --      829         --
                                          -------  -------    -------
                                            3,718    5,597      6,655
Accumulated depreciation and amortization  (2,882)  (3,104)    (3,530)
                                          -------  -------    -------
                                          $   836  $ 2,493    $ 3,125
                                          =======  =======    =======

   The Company capitalized certain costs related to internal-use software in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." As of December 31, 1999, December 31, 2000 and June 30, 2001 capitalized software costs of $509,000, $1,768,000 and $2,855,000, respectively, were included in computer equipment and software and construction in process.

  Revenue Recognition

   Revenues are recognized when all of the following conditions are met: the product has shipped, collection of the receivable is probable and the Company has fulfilled all of its contractual obligations to the customer. Sales discounts have been accounted for as reductions of revenues and are not material.

   The Company pays royalties to certain customers based on the volume of sales transactions with that customer. Royalties are accounted for as reductions of revenues when the related revenue is recognized. Royalties amounted to $0, $357,000 and $520,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

   Shipping and handling charges billed to customers are an integral part of the sale of merchandise and are recognized as revenues. The related costs are expensed as cost of revenues. Shipping and handling charges included in revenue were $2,320,000 for the year ended December 31, 1998, $2,849,000 for the year ended December 31, 1999 and $4,385,000 for the year ended December 31, 2000. The related cost of revenues was $2,702,000 for the year ended December 31, 1998, $3,010,000 for the year ended December 31, 1999 and $4,473,000 for the year ended December 31, 2000.

  Sales and Marketing

   The Company expenses all advertising costs as incurred. Advertising costs totaled $531,000, $627,000 and $847,000 in the years ended December 31, 1998, December 31, 1999 and December 31, 2000, respectively.

  Stock-Based Compensation

   The Company has adopted the disclosure provisions under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options.

                              WOOD ALLIANCE, INC.

   The Company accounts for stock-based compensation to non-employees at fair value.

  Income Taxes

   The Company accounts for income taxes by recording deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined using the current applicable enacted tax rate and provisions of the enacted tax law.

  Computation of Basic and Diluted Net Income (Loss) Per Share

   Basic net income (loss) per share has been calculated using the weighted average number of shares of common stock outstanding. For the year ended December 31, 1999 and the six months ended June 30, 2001, the Company has excluded all convertible preferred stock and notes payable and outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per common share was 3,093,898 and 78,963 for the year ended December 31, 1999 and the six months ended June 30, 2001, respectively.

   A reconciliation of shares used in the calculation of basic and diluted net income (loss) per share follows (in thousands, except per share data):


                                                     Year Ended        Six Months Ended
                                                    December 31,           June 30,
                                              ------------------------ ---------------
                                               1998    1999     2000    2000    2001
                                              ------- -------  ------- ------- -------
                                                                         (unaudited)
Net income (loss)............................ $   431 $  (396) $   289 $   644 $(2,011)
                                              ======= =======  ======= ======= =======
Basic:
   Weighted average shares of common stock
     outstanding.............................  28,882  28,635   28,657  28,525  28,840
                                              ======= =======  ======= ======= =======
   Basic net income (loss) per share......... $  0.02 $ (0.01) $  0.01 $  0.02 $ (0.07)
                                              ======= =======  ======= ======= =======
Diluted:
   Weighted average shares of common stock
     outstanding.............................  28,882  28,635   28,657  28,525  28,840
   Weighted average shares of convertible
     preferred stock and notes payable.......   2,209      --      583   1,166      --
   Weighted average stock options............     130      --       73     229      --
                                              ------- -------  ------- ------- -------
   Weighted average shares used in computing
     diluted net income (loss) per share.....  31,221  28,635   29,313  29,920  28,840
                                              ======= =======  ======= ======= =======
Diluted net income (loss) per share.......... $  0.01 $ (0.01) $  0.01 $  0.02 $ (0.07)
                                              ======= =======  ======= ======= =======


  Comprehensive Income (Loss)

   SFAS No. 130 establishes standards for reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income (loss))." Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. Comprehensive income (loss) for each of the three fiscal years in the period ended December 31, 2000 equaled net income (loss).

                              WOOD ALLIANCE, INC.

  Segment Reporting

   The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, major customers, and geographic areas.

   Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer ("CEO"). Financial information for separate components of the Company's business is not evaluated by the CEO for review and analysis. Allocation of resources and assessment of performance is based on the Company's financial information, which is available to the CEO in substantially the form presented in the accompanying statements of operations. The Company therefore operates in a single operating segment.

  Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, became effective for the fiscal year beginning January 1, 2001. Management believes the adoption of SFAS No. 133 does not have a material effect on the Company's financial position or results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin 101 or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company adopted SAB 101 in 2000. SAB 101 did not have a material effect on its financial position, results of operations or cash flows.

   In March 2000, the FASB issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 for (a) the definition of an employee, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on the financial position or results of operations of the Company.

   On June 29, 2001, the FASB approved for issuance SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually using a fair value approach, except in certain circumstances, and whenever there is an impairment indicator; other intangible assets will continue to be valued and amortized over their estimated lives; in-process research and development will continue to be

                              WOOD ALLIANCE, INC.

written off immediately; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, existing goodwill will no longer be subject to amortization. Goodwill acquired after June 30, 2001 will not be subject to amortization. The Company has no goodwill as of June 30, 2001 and therefore there will be no impact on its financial position and results of operations as a result of adopting SFAS No. 141 and SFAS No. 142.

  Restatements

   Certain adjustments to correct the timing of recognition of certain expenses were made to the audited financial statements previously presented by other auditors for the years ended December 31, 1998 and December 31, 1999. The correction primarily relates to settlement of litigation as more fully described in Note 9. The effect of the adjustments for the year ended December 31, 1998 was an increase of $73,000 to net income from that which was previously presented. The effect of the adjustments for the year ended December 31, 1999 was a decrease of $489,000 to net income from that which was previously presented. The adjustments did not have a material effect on basic and diluted net income per share for the year ended December 31, 1998. The adjustments resulted in a decrease of $0.02 in basic and diluted net income per share for the year ended December 31, 1999.

3. Balance Sheet Components (in thousands)

                                             December 31,
                                             -------------  June 30,
                                              1999   2000     2001
                                             ------ ------ -----------
                                                           (unaudited)
Prepaid expenses and other:
   Prepaid expenses......................... $1,067 $1,482   $1,268
   Cash surrender value of life insurance...    742     --       --
   Other....................................    529    231       13
                                             ------ ------   ------
       Total prepaid expenses and other..... $2,338 $1,713   $1,281
                                             ====== ======   ======
Other accrued liabilities:
   Accrued payroll.......................... $2,303 $4,854   $2,644
   Royalty payable..........................    473    613      569
   Customer deposits........................    677  1,056    1,806
   Deferred compensation....................  1,073     51       52
   Other....................................    362    706      806
                                             ------ ------   ------
       Total other accrued liabilities...... $4,888 $7,280   $5,877
                                             ====== ======   ======

4. Notes Receivable from Shareholders

   Notes receivable from shareholders represent amounts due from two major shareholders for life insurance premiums paid by the Company on the shareholders' behalf. Under collateral assignment agreements, the policies' cash surrender values, aggregating $171,000 and $279,000 at December 31, 1999 and 2000, respectively, secure the notes receivable. These notes bear interest at the applicable federal rate under the Internal Revenue Code (5.20% in 1999 and 6.59% in 2000) and are due on demand. Amounts due under these notes were $250,000 and $311,000 at December 31, 1999 and 2000, respectively, and are included in deposits and other assets in the accompanying balance sheets.

                              WOOD ALLIANCE, INC.

5. Borrowing Arrangements

   At December 31, 2000, the Company had borrowings outstanding of $5,992,000 under a $12,000,000 revolving bank line of credit which was payable on demand. The interest rate on advances was at the bank's base rate plus or minus a certain percentage depending on the Company's Tangible Net Worth Ratio (as defined). At December 31, 2000, the interest rate was 9.5%. Borrowings under the line of credit were limited to 80% of eligible accounts receivable plus $500,000, and were collateralized by substantially all assets of the Company and certain personal assets of two major shareholders.


   The line of credit agreement contained certain restrictive financial covenants, including the maintenance of a minimum quick ratio of 0.6 to 1.0, a minimum Tangible Effective Net Worth (as defined) of $2,000,000, a maximum Tangible Net Worth Ratio of 5.0 to 1.0, and quarterly profitability. The Company was not in compliance with these covenants as of June 30, 2001. The bank waived the breach of covenants on August 16, 2001.



   On August 17, 2001, the Company approved a modification to its existing bank line of credit. Under the modified bank line of credit, the maximum facility available is $10,000,000. The interest rate on advances is at the bank's base rate plus 1.75%. Borrowings are limited to 80% of eligible accounts receivable, plus the lesser of $2,000,000 or 50% of eligible inventory, and are collateralized by substantially all assets of the Company and certain personal assets of the two major shareholders.



   On July 2, 2001 and August 31, 2001, iPrint provided secured loans to the Company amounting to $200,000 and $1,000,000, which are due and payable on July 1, 2002 and August 29, 2002, respectively. These loans bear interest at 6% and 10% per annum, respectively, and are secured by substantially all the assets of the Company. These loans are subordinated to the bank line of credit. Subject to the subordination, iPrint may demand repayment of the $1 million loan upon five days' written notice.


   As of December 31, 1999 and December 31, 2000, the Company had a zero cash balance. This is the result of the Company transferring all excess cash to the line of credit account at the end of each business day.

6. Subordinated Convertible Note Payable

   In April 1998, the Company and an unrelated limited partnership ("LP") executed an investment agreement whereby, among other matters, the Company borrowed $1,000,000 under the terms of a convertible promissory note (the "Note") which was subordinated to the bank line of credit. The Note had an interest rate of 9%, compounded annually, a maturity date of January 6, 2000 and was secured by 5,776,935 shares of the Company's common stock held by the two major shareholders and certain other individuals.


   On January 6, 2000, LP exercised its right to convert the Note and received 2,997,374 shares of Series A preferred stock at a conversion price of $0.33 per share. On the same date, the Company paid $162,000, representing all interest accrued under the Note since its inception. On March 10, 2000, the Company exercised its call option and repurchased the Series A preferred stock for $1,000,000. LP had the right to repurchase these shares for the same price in the event of a liquidation or certain ownership changes occurring within a specified time period. During 2001, the Company announced its intention to merge with iPrint. LP relinquished its right to repurchase the shares in exchange for a payment from the Company and iPrint of $350,000 if the merger is consummated prior to September 11, 2001, and $150,000 if the merger is consummated on or after September 11, 2001.

                              WOOD ALLIANCE, INC.

7. Income Taxes

   The provision (benefit) for income taxes consisted of (in thousands):

                Year Ended
               December 31,     Six Months
            -----------------      Ended
            1998 1999   2000   June 30, 2001
            ---- -----  -----  -------------
                                (unaudited)
Current:
   Federal. $255 $ 161  $ 770     $    --
   State...   52    28    128          --
            ---- -----  -----     -------
             307   189    898          --
            ---- -----  -----     -------
Deferred:
   Federal.  172  (355)  (487)     (1,528)
   State...   13   (59)   (80)       (127)
            ---- -----  -----     -------
             185  (414)  (567)     (1,655)
            ---- -----  -----     -------
            $492 $(225) $ 331     $(1,655)
            ==== =====  =====     =======

   The provision (benefit) for income taxes differs from the expected amount computed by applying the statutory federal income tax rate of 34% to income or loss before income taxes as follows:

                                              Year Ended
                                             December 31,     Six Months
                                           ----------------      Ended
                                           1998  1999  2000  June 30, 2001
                                           ----  ----  ----  -------------
                                                              (unaudited)
Income taxes at the federal statutory rate 34.0% 34.0% 34.0%     34.0%
State income taxes, net of federal benefit  5.8   5.8   5.8       5.8
Nondeductible expenses....................  2.1  (4.8) 13.7      (0.8)
Other..................................... 11.5   1.2  (0.1)      6.2
                                           ----  ----  ----      ----
                                           53.4% 36.2% 53.4%     45.2%
                                           ====  ====  ====      ====

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Significant components of deferred income taxes are as follows (in thousands):

                                                  Year Ended
                                                 December 31,  Six Months
                                                 ------------     Ended
                                                 1999   2000  June 30, 2001
                                                 ----  ------ -------------
                                                               (unaudited)
    Deferred Tax Assets:
     Current:
       Net operating loss carryforwards......... $ --  $   --    $1,182
       Accrued expenses, allowance for doubtful
         accounts and other.....................  439     950     1,259
                                                 ----  ------    ------
                                                  439     950     2,441
                                                 ----  ------    ------
     Long-Term:.................................
       Deferred compensation....................  438      21        21
       Depreciation.............................  (86)    181       202
                                                 ----  ------    ------
                                                  352     202       223
                                                 ----  ------    ------
                                                 $791  $1,152    $2,664
                                                 ====  ======    ======

                              WOOD ALLIANCE, INC.

   As of June 30, 2001, the Company had net operating loss carryforwards of $2.9 million for federal and state income tax purposes, which expire on various dates through 2021. Under applicable tax regulations, certain changes in the Company's ownership may restrict its ability to utilize its net operating loss carryforwards.

   The Company has recorded a deferred tax asset of $1,152,000 and $2,664,000 at December 31, 2000 and June 30, 2001, respectively. Realization is dependent on generating sufficient taxable income in the future. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

8. Commitments

   The Company leases its office and warehousing facilities under noncancellable operating leases which expire at various dates through December 2013. Certain of the leases contain options to extend the term and requirements that the Company pay specific common costs including maintenance, property taxes and utilities. Future minimum rental payments required under these lease agreements and other operating equipment lease agreements are as follows (in thousands):


Fiscal Years Ending
-------------------
2001............... $1,581
2002...............    950
2003...............    781
2004...............    631
2005...............    579
2006 and thereafter  2,503
                    ------
                    $7,025
                    ======

   The Company leases its principal office from two major shareholders of the Company under an operating lease which expires in December 2013. Under this agreement, rent of $156,000 and $169,000 was paid to the two major shareholders during the year ended December 31, 1999 and December 31, 2000, respectively. Both parties have the ability to terminate the lease with 24 months notice.


   Rent expense was approximately $948,000, $1,160,000 and $1,283,000 for the years ended December 31, 1998, 1999 and December 31, 2000, respectively.


9. Litigation

   In February 2000, the Company paid $500,000 to settle a lawsuit naming the Company and several employees as defendants, and executed notes receivable from these employees totaling $500,000 as reimbursement of the entire settlement amount. These notes bear interest at 5.88% annually. Quarterly payments of accrued interest and principal began on April 15, 2000 and range from $4,000 to $10,000 per quarter through March 31, 2003. Each note provides for forgiveness of the remaining principal upon payment of a principal amount specified in the note. Principal totaling $250,000 is subject to forgiveness once a total of $250,000 applied on a note-by-note basis has been paid. As the Company's intention was to forgive $250,000 of the notes receivable, the Company recorded settlement expense in the year ended December 31, 1999 of $250,000.

   From time to time, the Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Based on the facts currently available, management believes that the disposition of

                              WOOD ALLIANCE, INC.

matters that are currently pending or asserted will not have a materially adverse effect on the financial position of the Company.

10. Employee Benefit Plans

  Employee Stock Ownership Plan and Trust

   The Company sponsors an employee stock ownership plan ("ESOP") under which eligible employees may contribute a percentage of their compensation, on a tax deferred basis, in accordance with Section 401(k) of the Internal Revenue Code. Company matching contributions are discretionary and totaled approximately $127,000 and $0 for the years ended December 31, 1999 and December 31, 2000, respectively.

   ESOP assets are invested primarily in Company common stock and may be used to purchase shares from the Company or from individual shareholders. Participants have the option, at times specified in the ESOP, to sell Company stock distributed under the ESOP to the Company at fair value.

   At December 31, 1999 and December 31, 2000, the ESOP owned 1,275,300 shares of Company stock on behalf of the participants, which have been included in the calculation of net income (loss) per share on the accompanying statements of operations.

  Deferred Compensation Plans

   On March 1, 1995, the Company established deferred compensation plans for managers and for the sales force. Participation in these plans was at the discretion of the Board of Directors and was limited to these employee groups. Participants had the option of deferring a portion of their compensation to individual participant accounts. Salary deferral contributions were credited at a fixed rate of return of 8% per annum, in addition to the Company's matching contributions, if any. The Company's matching contributions were determined annually at the discretion of a committee of the Board of Directors. Since inception, the Company has not made any matching contributions. During the years ended December 31, 1998, 1999 and 2000, the Company recognized $357,000, $311,000 and $19,000 of expense, respectively, related to the fixed rate of return.

   The Company purchased individual life insurance policies to fund its obligations under the deferred compensation plans and recorded the aggregate cash surrender values of these policies of $742,000 and $0 at December 31, 1999 and December 31, 2000, respectively. On December 31, 1999, the Company terminated the deferred compensation plans. Under the termination agreement, the Company was required to pay all participant account balances on June 30, 2000, partially funding its obligation with the cash surrender values of the life insurance policies. The Company's obligation relating to the plans as of December 31, 1999 and December 31, 2000 was $1,073,000 and $51,000,
respectively. The remaining deferred compensation obligation at December 31, 2000, represented one participant's account balance, remains outstanding and continues to bear interest at 8% per annum by agreement with the participant.


11. Capital Stock

  Preferred Stock

   Significant rights and preferences of the Series A preferred stock are as follows:

       Dividends -- Payable on a non-cumulative basis at 9% per annum of the original stock purchase price, when and if declared, prior to any dividends declared on common stock.

                              WOOD ALLIANCE, INC.

       Liquidation Preference -- Original purchase price plus any declared but unpaid dividends to Series A preferred shareholders prior to distributions to holders of common stock.

       Conversion -- Each share of Series A preferred stock is convertible into one share of common stock at the option of the shareholders. Conversion is mandated upon the approval of the holders of two-thirds of the outstanding Series A preferred stock or the closing of an underwritten public offering.

       Voting Rights -- Each share of Series A preferred stock is entitled to the number of votes equal to the number of common shares into which the Series A is convertible, as adjusted pursuant to anti-dilution provisions.

  Stock Split

   In May 1999, the Board of Directors declared a five-for-one stock split, effective in August 1999. References in prior periods to the number of shares of the Company's common and preferred stock and per share amounts have been retroactively restated to reflect the increased number of shares after the five-for-one stock split.

  Stock Issued for Service

   In August 2000, a director of the Company was granted 285,000 shares of common stock of the Company as compensation for accepting directorship with the Company. The shares were valued at $105,000 and the amount was expensed immediately as compensation expense.

  Option Plans

   In December 1996, the Board of Directors authorized the 1997 Stock Option Plan ("1997 Plan"). Under the 1997 Plan, incentive and nonstatutory stock options to purchase shares of common stock may be granted to employees, non-employee directors and consultants of the Company. The option price per share shall be fair market value as determined by the Board of Directors. Any options granted to a shareholder with more than 10% of the voting power (a "ten percent owner") shall have an option price not less than 110% of the fair value. Options generally become exercisable over a four-year period and expire ten years from the date of grant, or five years from the date of grant for those granted to a ten percent owner.

   In December 1998, the Board of Directors authorized the 1998 Stock Option Plan ("1998 Plan"), with terms substantially the same as the 1997 Plan. The Company retains the right to repurchase shares issued under the 1998 Plan upon the employee's termination from the Company. To date, no shares issued under the 1998 Plan have been repurchased and the Company does not intend to exercise the right to repurchase within six months of the employee exercising the option.

   In May 2001, the Board of Directors authorized the Millennium Stock Plan ("Millennium Plan"). Under the Millennium Plan, incentive and nonstatutory stock options to purchase shares of common stock may be granted to employees, outside directors and consultants of the Company. The option price per share shall be not less than the fair value, as determined by the Board of Directors, for incentive stock option grants, or not less than 85% of the fair value for nonstatutory stock option grants. Any options granted to a ten percent owner shall have an option price not less than 110% of the fair value. Options generally become exercisable over a four-year period and expire ten years from the date of grant, or five years from the date of grant for those granted to a ten percent owner. The Company retains the right to repurchase shares issued under the Millennium Plan upon the employee's termination from the Company. To date, no shares issued under the Millennium Plan have been repurchased and the Company does not intend to exercise the right to repurchase within six months of the employee exercising the option.

                              WOOD ALLIANCE, INC.

   A summary of activity under all option plans is as follows:


                                              Options Outstanding
                                    ----------------------------------------
                                     Options
                                    Available     Number    Weighted-Average
                                    for Grant   Outstanding  Exercise Price
                                    ----------  ----------- ----------------
Balances, December 31, 1997........    538,000   2,962,000       $0.35
   Authorized......................  2,353,500          --
   Granted.........................    (39,500)     39,500       $0.35
   Cancelled.......................    598,875    (598,875)      $0.35
   Exercised.......................         --      (1,250)      $0.35
                                    ----------  ----------
Balances, December 31, 1998........  3,450,875   2,401,375       $0.35
   Authorized......................         --          --
   Granted......................... (1,373,760)  1,373,760       $0.37
   Cancelled.......................    651,125    (651,125)      $0.35
   Exercised.......................         --     (25,560)      $0.35
                                    ----------  ----------
Balances, December 31, 1999........  2,728,240   3,098,450       $0.36
   Authorized......................  5,800,000          --
   Granted......................... (5,014,900)  5,014,900       $0.37
   Cancelled.......................    722,250    (722,250)      $0.36
   Exercised.......................         --     (81,739)      $0.35
                                    ----------  ----------
Balances, December 31, 2000........  4,235,590   7,309,361       $0.37
   Authorized (unaudited)..........    250,000          --
   Granted (unaudited)............. (2,317,815)  2,317,815       $0.37
   Cancelled (unaudited)...........  1,730,910  (1,730,910)      $0.37
   Exercised (unaudited)...........         --          --
                                    ----------  ----------
Balances, June 30, 2001 (unaudited)  3,898,685   7,896,266       $0.37
                                    ==========  ==========



                                 Number of Weighted-Average
                                  Options   Exercise Price
                                 --------- ----------------
Exercisable at December 31, 1998   695,999      $0.35
Exercisable at December 31, 1999 1,016,411      $0.36
Exercisable at December 31, 2000 5,616,084      $0.37


   The following table summarizes information concerning outstanding and exercisable options at December 31, 2000:


                   Options Outstanding                        Options Exercisable
---------------------------------------------------------- --------------------------
                         Weighted-Average
                            Remaining     Weighted-Average           Weighted-Average
Exercise Price  Number   Contractual Life  Exercise Price   Number    Exercise Price
-------------- --------- ---------------- ---------------- --------- ----------------
    $0.35..... 1,398,875       6.49            $0.35       1,051,249      $0.35
    $0.37..... 5,910,486       9.40            $0.37       4,564,835      $0.37
               ---------                                   ---------
               7,309,361                       $0.37       5,616,084      $0.37
               =========                                   =========


   In August 2000, two executives of the Company were granted options to purchase 4.3 million shares of common stock of the Company as compensation for their past services. The options vested immediately and have

                              WOOD ALLIANCE, INC.

an exercise price of $0.37 per share, which equaled fair value, as determined by the Board of Directors, on the date of the grant.

   The Company accounts for stock options granted to employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the Plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and basic and diluted net income (loss) per share would have been the following pro forma amounts:

                                               Year Ended December 31,
                                               -----------------------
                                                1998     1999    2000
                                                -----   ------  -----
Net income (loss) (in thousands):
   As reported................................ $ 431    $ (396) $ 289
   Pro forma.................................. $ 428    $ (402) $  51
Basic and diluted net income (loss) per share:
   As reported - Basic........................ $0.02    $(0.01) $0.01
            - Diluted......................... $0.01    $(0.01) $0.01
   Pro forma - Basic.......................... $0.02    $(0.01) $0.01
            - Diluted......................... $0.01    $(0.01) $0.01

   The weighted average fair value of options granted during the year ended December 31, 1998, December 31, 1999 and December 31, 2000 was $0.004, $0.007
and $0.036 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

                               Year Ended December 31,
                        --------------------------------------
                            1998         1999         2000
                        ------------ ------------ ------------
Volatility.............           0%           0%           0%
Risk-free interest rate 4.1% to 5.7% 4.7% to 6.1% 5.4% to 6.7%
Dividend yield.........           0%           0%           0%
Expected lives.........      4 years      4 years      4 years

   In December 2000, the Company granted non-employees options to acquire 250,000 shares of common stock inside of the various options plans at a weighted average exercise price of $0.37, and a weighted average fair value of $0.32. As of December 31, 2000, 250,000 options were outstanding and exercisable at an exercise price of $0.37. The weighted average exercise price of the outstanding options was $0.37, and the weighted average remaining contractual life was 9.06 years. The Company recorded compensation expense of $0 and $21,000 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. Pursuant to the provisions of SFAS No. 123, the fair value of options issued was determined based on the fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case, the fair value was estimated as services were provided using a Black-Scholes option pricing model and the following assumptions:

Volatility.............            85%
Risk-free interest rate 5.11% to 6.80%
Dividend yield.........             0%
Expected lives.........       10 years

                              WOOD ALLIANCE, INC.

  Restricted Stock Purchase Agreement

   On December 30, 1996, the Board of Directors authorized a Restricted Stock Purchase Agreement (the "Stock Agreement") that provided for the sale of a maximum of 3,200,000 shares of common stock to certain employees of the Company at prices not lower than the fair value at the date of grant, as determined by the Board of Directors. The Company retains the right to repurchase shares issued under the Stock Agreement upon termination of the shareholder's employment at an amount equal to the original purchase price plus 10% per annum. The right to repurchase lapses upon certain changes in control. As of June 30, 2001, 1,814,295 shares were subject to repurchase. The Company recorded compensation expense of $78,000, $69,000 and $75,000 in the years ended December 31, 1998, 1999 and 2000, respectively, to account for the 10% increase on the repurchase price.


12. Subsequent Events (unaudited)



   On September 24, 2001, the Company entered into a loan and security agreement with iPrint. Under the terms of the agreement, iPrint is to provide a $200,000 secured loan to the Company. The loan bears interest at 10% per annum and is secured by substantially all of the assets of the Company. The loan is subordinate to the bank line of credit and is due and payable on September 23, 2002, subject to iPrint's right to demand repayment upon five days' written notice.

                                                                      Appendix A

                             AMENDED AND RESTATED

                     AGREEMENT AND PLAN OF REORGANIZATION

                                     among

                           iPRINT TECHNOLOGIES INC.,
                            a Delaware corporation
                                  ("iPrint"),

                           METAL COMBINATION CORP.,
                   a California corporation and wholly-owned
                             subsidiary of iPrint,

                             WOOD ALLIANCE, INC.,
                           a California corporation
                                   ("Wood"),

             and, with respect to Article VIII and Article X only,

                JAMES CHILDERS, as Shareholders' Representative

                          Dated as of August 30, 2001

                               TABLE OF CONTENTS


                                                                                   Page
                                                                                   ----
ARTICLE I THE COMBINATION......................................................... A-2
   Section 1.1   The Combination.................................................. A-2
   Section 1.2   Closing; Effective Time.......................................... A-2
   Section 1.3   Effect of the Combination........................................ A-2
   Section 1.4   Articles of Incorporation; Bylaws................................ A-3
   Section 1.5   Directors and Officers........................................... A-3

ARTICLE II CONVERSION OF SECURITIES............................................... A-3
   Section 2.1   Certain Definitions.............................................. A-3
   Section 2.2   Conversion of Capital Stock...................................... A-3
   Section 2.3   Surrender of Certificates........................................ A-4
   Section 2.4   Escrow........................................................... A-6
   Section 2.5   Wood Stock Options............................................... A-6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF WOOD................................ A-6
   Section 3.1   Organization, Standing and Power................................. A-6
   Section 3.2   Wood Capital Structure........................................... A-7
   Section 3.3   Authority; Required Filings and Consents......................... A-7
   Section 3.4   Financial Statements............................................. A-8
   Section 3.5   Absence of Undisclosed Liabilities; Off-Balance Sheet Liabilities A-8
   Section 3.6   Accounts Receivable.............................................. A-9
   Section 3.7   Inventories...................................................... A-9
   Section 3.8   Absence of Certain Changes or Events............................. A-9
   Section 3.9   Taxes............................................................ A-10
   Section 3.10  Tangible Assets and Real Property................................ A-12
   Section 3.11  Intellectual Property............................................ A-12
   Section 3.12  Bank Accounts.................................................... A-14
   Section 3.13  Contracts........................................................ A-14
   Section 3.14  Labor Difficulties............................................... A-15
   Section 3.15  Trade Regulation................................................. A-15
   Section 3.16  Environmental Matters............................................ A-15
   Section 3.17  Employee Benefit Plans........................................... A-17
   Section 3.18  Compliance with Laws............................................. A-18
   Section 3.19  Employees and Consultants........................................ A-18
   Section 3.20  Litigation....................................................... A-18
   Section 3.21  Restrictions on Business Activities.............................. A-19
   Section 3.22  Governmental Authorization....................................... A-19
   Section 3.23  Insurance........................................................ A-19
   Section 3.24  Interested Party Transactions.................................... A-19
   Section 3.25  No Existing Discussions.......................................... A-19
   Section 3.26  Real Property Holding Corporation................................ A-19
   Section 3.27  Corporate Documents.............................................. A-20
   Section 3.28  Aliens........................................................... A-20

                               TABLE OF CONTENTS
                                  (continued)


                                                                                   Page
                                                                                   ----
   Section 3.29  Registration Statement and Proxy Statement/Prospectus............ A-20
   Section 3.30  Change in Control and Severance Payments......................... A-20
   Section 3.31  Board Approval; Vote Required.................................... A-21
   Section 3.32  Brokers' and Finders' Fees....................................... A-21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF iPRINT AND SUB....................... A-21
   Section 4.1   Organization, Standing and Power................................. A-21
   Section 4.2   iPrint Capital Structure......................................... A-21
   Section 4.3   Authority; No Conflict; Required Filings and Consents............ A-22
   Section 4.4   SEC Filings; Financial Statements................................ A-23
   Section 4.5   Absence of Undisclosed Liabilities; Off-Balance Sheet Liabilities A-23
   Section 4.6   Absence of Certain Changes or Events............................. A-24
   Section 4.7   Litigation....................................................... A-25
   Section 4.8   Intellectual Property............................................ A-25
   Section 4.9   Taxes............................................................ A-27
   Section 4.10  Tangible Assets and Real Property................................ A-28
   Section 4.11  Bank Accounts.................................................... A-29
   Section 4.12  Contracts........................................................ A-29
   Section 4.13  Labor Difficulties............................................... A-30
   Section 4.14  Trade Regulation................................................. A-30
   Section 4.15  Environmental Matters............................................ A-30
   Section 4.16  Employee Benefit Plans........................................... A-31
   Section 4.17  Compliance with Laws............................................. A-32
   Section 4.18  Restrictions on Business Activities.............................. A-32
   Section 4.19  Governmental Authorization....................................... A-32
   Section 4.20  Insurance........................................................ A-33
   Section 4.21  No Existing Discussions.......................................... A-33
   Section 4.22  Real Property Holding Corporation................................ A-33
   Section 4.23  Corporate Documents.............................................. A-33
   Section 4.24  Aliens........................................................... A-33
   Section 4.25  Opinion of Financial Advisor..................................... A-33
   Section 4.26  Registration Statement and Proxy Statement/Prospectus............ A-33
   Section 4.27  Board Approval; Vote Required.................................... A-34
   Section 4.28  Brokers' and Finders' Fees....................................... A-34
   Section 4.29  Accounts Receivable.............................................. A-34
   Section 4.30  Inventories...................................................... A-34
   Section 4.31  Employees and Consultants........................................ A-34
   Section 4.32  Interested Party Transactions.................................... A-35
   Section 4.33  Change in Control and Severance Payments......................... A-35

ARTICLE V CONDUCT OF BUSINESS..................................................... A-35
   Section 5.1   Covenants of Wood................................................ A-35
   Section 5.2   Covenants of iPrint.............................................. A-37
   Section 5.3   Cooperation...................................................... A-39

                               TABLE OF CONTENTS
                                  (continued)


                                                                                 Page
                                                                                 ----
ARTICLE VI ADDITIONAL AGREEMENTS................................................ A-39
   Section 6.1   No Solicitation................................................ A-39
   Section 6.2   Consents....................................................... A-40
   Section 6.3   Access to Information.......................................... A-40
   Section 6.4   Legal Conditions to Combination................................ A-40
   Section 6.5   Public Disclosure.............................................. A-40
   Section 6.6   Tax-Free Reorganization........................................ A-40
   Section 6.7   Employment Matters............................................. A-40
   Section 6.8   Termination of Plans........................................... A-40
   Section 6.9   Additional Agreements; Best Efforts............................ A-41
   Section 6.10  Expenses....................................................... A-41
   Section 6.11  Board of Directors; Amendment of Certificate of Incorporation.. A-41
   Section 6.12  Updating Schedules............................................. A-41
   Section 6.13  Wood Shareholder Approval...................................... A-41
   Section 6.14  iPrint Stockholder Approval.................................... A-42
   Section 6.15  Cooperation.................................................... A-43
   Section 6.16  Proxy Materials................................................ A-43
   Section 6.17  Directors and Officers of Subsidiaries......................... A-43
   Section 6.18  Wood Options................................................... A-43
   Section 6.19  Form S-8....................................................... A-43
   Section 6.20  Financial Statements of Wood; Restatements..................... A-44
   Section 6.21  Additional Financing........................................... A-44
   Section 6.22  Directors' and Officers' Indemnification....................... A-44
   Section 6.23  Affiliate Agreements........................................... A-44
   Section 6.24  Termination of Restricted Stock Agreement...................... A-44
   Section 6.25  Listing of Additional Shares................................... A-44

ARTICLE VII CONDITIONS TO MERGER................................................ A-45
   Section 7.1   Conditions to Each Party's Obligation to Effect the Combination A-45
   Section 7.2   Additional Conditions to Obligations of iPrint and Sub......... A-46
   Section 7.3   Additional Conditions to Obligations of Wood................... A-47

ARTICLE VIII INDEMNIFICATION.................................................... A-48
   Section 8.1   Survival of Representations and Warranties and Covenants....... A-48
   Section 8.2   Indemnification Obligations of Wood Shareholders............... A-48
   Section 8.3   Indemnification Obligations of iPrint.......................... A-48
   Section 8.4   Indemnification Procedure...................................... A-49
   Section 8.5   Indemnity Basket............................................... A-50
   Section 8.6   Liability Limit; Exclusive Remedy.............................. A-51
   Section 8.7   Appointment of Shareholders' Representative.................... A-52
   Section 8.8   Actions of the Shareholders' Representative.................... A-53

                               TABLE OF CONTENTS
                                  (continued)


                                                         Page
                                                         ----
ARTICLE IX TERMINATION AND AMENDMENT.................... A-53
   Section 9.1   Termination............................ A-53
   Section 9.2   Effect of Termination.................. A-54
   Section 9.3   Amendment.............................. A-54
   Section 9.4   Extension; Waiver...................... A-54

ARTICLE X GENERAL PROVISIONS............................ A-55
   Section 10.1  Notices................................ A-55
   Section 10.2  Interpretation......................... A-56
   Section 10.3  Counterparts........................... A-56
   Section 10.4  Severability........................... A-56
   Section 10.5  Entire Agreement....................... A-57
   Section 10.6  Governing Law.......................... A-57
   Section 10.7  Assignment............................. A-57
   Section 10.8  Third Party Beneficiaries.............. A-57

                             SCHEDULE OF EXHIBITS

Exhibit A Wood Voting Agreements
Exhibit B iPrint Voting Agreements
Exhibit C Employment Agreements
Exhibit D Lock-Up Agreement
Exhibit E Third Amended & Restated Rights Agreement
Exhibit F Agreement of Merger
Exhibit G Escrow Agreement
Exhibit H Certificate of Incorporation of iPrint
Exhibit I Affiliate Agreements
Exhibit J Legal Opinion from Pillsbury Winthrop LLP
Exhibit K Legal Opinion from Gray Cary Ware & Freidenrich LLP

                             AMENDED AND RESTATED

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of August 30, 2001 by and among iPrint Technologies, Inc., a Delaware corporation ("iPrint"), Metal Combination Corp., a California corporation and wholly-owned subsidiary of iPrint ("Sub"), Wood Alliance, Inc., a California corporation ("Wood"), and, solely for purposes of
Article VIII and Article X hereof, James Childers as Shareholders' Representative (defined in Section 8.7). Solely for the purposes of Articles III, IV, V, VI, and VII hereof (notwithstanding Section 10.2(a)(v) to the contrary), the Wood Disclosure Schedule and the iPrint Disclosure Schedule (as each is defined herein), the representations and warranties, covenants, agreements and all other provisions contained therein shall be deemed to have been made and entered into as of June 23, 2001, and the phrases "the date hereof" and "the date of this Agreement" and like terms therein shall mean June 23, 2001.

                                   RECITALS

   WHEREAS, the Board of Directors of each of iPrint, Sub and Wood deems it advisable and in the best interests of its respective corporation and the stockholders or shareholders, as the case may be, of its respective corporation that iPrint and Wood strategically combine in order to advance the long-term business interests of iPrint and Wood;

   WHEREAS, iPrint, Wood, Merger Sub, and the Shareholders' Representative entered into an Agreement and Plan of Reorganization, dated as of June 23, 2001 (the "Original Merger Agreement");

   WHEREAS, iPrint, Wood, Merger Sub, and the Shareholders' Representative desire to amend and restate the Original Merger Agreement;

   WHEREAS, the combination of iPrint and Wood shall be effected under the terms of this Agreement through a transaction (the "Combination") in which Sub will merge with and into Wood, Wood will become a wholly-owned subsidiary of iPrint and the shareholders of Wood will become stockholders of iPrint;

   WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to iPrint's willingness to enter into the Original Merger Agreement, as amended and restated herein, certain shareholders of Wood have entered into voting agreements (the "Wood Voting Agreements") with iPrint in substantially the form attached as Exhibit A hereto;

   WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to Wood's willingness to enter into the Original Merger Agreement, as amended and restated herein, certain stockholders of iPrint have entered into voting agreements (the "iPrint Voting Agreements") with iPrint in substantially the form attached as Exhibit B hereto;

   WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to the parties' willingness to enter into the Original Merger Agreement, as amended and restated herein, Monte Wood, Royal Farros, and David Hodson have each entered into an employment agreement with iPrint (the "Employment Agreements"), in the applicable form attached hereto as Exhibit C, each such Employment Agreement to be effective upon the consummation of the Combination;

   WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to the parties' willingness to enter into the Original Merger Agreement, as amended and restated herein, Monte Wood, Royal Farros, David Hodson, and James Childers have each entered into an agreement (the "Lock-Up Agreement") with iPrint not to sell or otherwise dispose of any shares of iPrint Common Stock (as defined in Section 2.1(f)) for a period of three (3) months following the Closing Date (as defined in Section 1.2), in the applicable form attached hereto as Exhibit D, each such Lock-Up Agreement to be effective upon the consummation of the Combination;

   WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to the parties' willingness to enter into the Original Merger Agreement, as amended and restated herein, the Second Amended and Restated Rights Agreement of iPrint dated as of September 30, 1999, by and among iPrint, Royal Farros, and certain investors of iPrint, has been amended and restated pursuant to the Third Amended and Restated Rights Agreement in the form attached hereto as Exhibit E by and among the foregoing parties and Monte Wood to provide Monte Wood with certain rights, including registration rights, such rights to become effective upon the consummation of the Combination;

   WHEREAS, for federal income tax purposes, it is intended that the Combination shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

   WHEREAS, the parties intend that the Combination shall be accounted for as a "purchase" by iPrint for financial reporting purposes.

   NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I

                                THE COMBINATION

   SECTION 1.1 The Combination. Subject to and upon the terms and conditions of this Agreement and the applicable provisions of the California General Corporation Law ("California Law"), Sub shall be merged with and into Wood, the separate corporate existence of Sub shall cease and Wood shall continue as the surviving corporation. Wood as the surviving corporation of that merger after the Combination is hereinafter sometimes referred to as the "Surviving Corporation." iPrint as the owner of all of the outstanding capital stock of the Surviving Corporation after the Combination is hereinafter sometimes referred to as the "Parent Corporation." The Combination shall become effective (the time of such effectiveness is referred to herein as the "Effective Time") upon the filing of an Agreement of Merger, along with certificates of officers of the Constituent Corporations, in substantially the form attached hereto as Exhibit F (the "Agreement of Merger") with the Secretary of State of California. Sub and Wood are sometimes referred to herein as "Constituent Corporations."

   SECTION 1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place at 8:00 a.m., Pacific Time, on a date to be specified by iPrint and Wood, which shall be no later than two (2) business days after the latest to occur of the satisfaction or waiver of all of the conditions set forth in Section 7.1, 7.2(b) (other than delivery of the officers' certificate referred to therein) and 7.3(b) (other than delivery of the officers' certificate referred to therein), provided that the other closing conditions set forth in Article VII have been met or waived as provided in Article VII at or prior to the Closing, or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Gray Cary Ware & Freidenrich LLP, 400 Hamilton Avenue, Palo Alto, CA 94301 or at such other location as the parties hereto agree. On the Closing Date, the parties hereto shall cause the Combination to be consummated by filing the executed Agreement of Merger with the Secretary of State of California.

   SECTION 1.3 Effect of the Combination. At the Effective Time, the effect of the Combination shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of the California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Wood and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Wood and Sub shall become the debts, liabilities and duties of the Surviving Corporation, except as provided in Section 6.10.

   SECTION 1.4 Articles of Incorporation; Bylaws.

      (a) At the Effective Time, the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by such Articles of Incorporation and California Law.

      (b) The Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by such Bylaws of the Surviving Corporation and California Law.

   SECTION 1.5 Directors and Officers. At the Effective Time, the sole director of the Surviving Corporation shall be Royal Farros, and the officers shall consist of Monte Wood as Chief Executive Officer, Robyn Cerutti as Chief Financial Officer, and William Kaplan as Secretary, until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE II

                           CONVERSION OF SECURITIES

   SECTION 2.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

      (a) "Combination Consideration" means the number of shares of iPrint Common Stock issuable to a non-dissenting shareholder of Wood, calculated on the basis of the Exchange Ratio.

      (b) "Escrowed Shares" means such number of shares of iPrint Common Stock equal to the aggregate of eighteen percent (18%) of the Combination Consideration to be issued to each shareholder in exchange for issued and outstanding shares of Wood capital stock immediately prior to the Effective Time.

      (c) "Exchange Ratio" means .86 shares of iPrint Common Stock, as adjusted for stock splits, combinations, stock dividends, and the like.

      (d) "Wood Capital Stock" has the meaning set forth in Section 3.2(a).

      (e) "Shareholders" mean, collectively, the shareholders of Wood.

      (f) "iPrint Common Stock" has the meaning set forth in Section 4.2(a).

   SECTION 2.2 Conversion of Capital Stock. As of the Effective Time, by virtue of the Combination and without any action on the part of the holder of any shares of Wood Capital Stock or capital stock of Sub:

      (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

      (b) Conversion of Wood Capital Stock. Subject to Section 2.2(d) and
   Section 2.4, each issued and outstanding share of Wood Capital Stock (other than shares held in treasury by Wood, which shall cease to be outstanding and to exist and shall be canceled and retired), shall be converted into the right to receive the Exchange Ratio. All such shares of Wood Capital Stock, when so converted, shall otherwise no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Combination Consideration as set forth above and any cash in lieu of fractional shares of iPrint Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.3 hereof.

      (c) Fractional Shares. No fraction of a share of iPrint Common Stock will be issued, but in lieu thereof each shareholder of Wood Capital Stock who would otherwise be entitled to a fraction of a share of iPrint Common Stock (after aggregating all fractional shares of iPrint Common Stock to be received by such holder) shall receive from iPrint an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the per-share closing price of iPrint Common Stock on the Nasdaq National Market as of the last trading day prior to the Closing. The fractional share interests of each shareholder of Wood Capital Stock shall be aggregated, so that no shareholder shall receive cash in respect of fractional share interests in an amount greater than the value of one full share of iPrint Common Stock.

      (d) Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, any shares of Wood Capital Stock held by a holder who has demanded and perfected such holder's right for appraisal of such shares in accordance with California Law and who, as of the Effective Time, has not effectively withdrawn or lost such right to appraisal ("Dissenting Shares"), if any, shall not be converted into any Combination Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to California Law. Wood shall give iPrint prompt notice of any demand received by Wood to require Wood to purchase shares of Wood Capital Stock, and iPrint shall have the right to direct and participate in all negotiations and proceedings with respect to such demand. Wood agrees that, except with the prior written consent of iPrint, or as required under the California Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of California Law, becomes entitled to payment of the fair value for shares of Wood Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Parent Corporation shall issue and deliver, upon surrender by such shareholder of a certificate or certificates representing shares of Wood Capital Stock, the portion of the Combination Consideration to which such shareholder would otherwise be entitled under this Section 2.2 and the Agreement of Merger.

   SECTION 2.3 Surrender of Certificates.

      (a) Exchange Agent. American Stock Transfer & Trust Company shall act as exchange agent (the "Exchange Agent") in the Combination.

      (b) iPrint to Provide Common Stock and Cash. Within five (5) business days after the Effective Time, iPrint shall supply or cause to be supplied to the Exchange Agent for exchange in accordance with this Section 2.3 through such reasonable procedures as iPrint may adopt (i) certificates evidencing the shares of iPrint Common Stock issuable pursuant to Section
   2.2 in exchange for shares of Wood Capital Stock outstanding immediately prior to the Effective Time, less the Escrow Shares to be deposited into an escrow fund by the Shareholders pursuant to the requirements of Section 2.4 and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2(c) (collectively, (i) and (ii) shall be referred to as the "Exchange Fund").

      (c) Exchange Procedures. Within five (5) business days after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Wood Capital Stock, whose shares were converted into the right to receive shares of iPrint Common Stock (and cash in lieu of fractional shares) pursuant to Section 2.2, (i) a letter of transmittal (which, among other customary terms and terms in accordance and consistent with the provisions of this Article II, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent), the form of which shall be approved by Wood prior to the Closing,

   (ii) such other customary documents as may be required pursuant to such instructions, and (iii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of iPrint Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by iPrint, together with such letter of transmittal and other documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate representing the number of whole shares of iPrint Common Stock to which the holder is entitled pursuant to Section 2.2 less the number of shares of iPrint Common Stock to be deposited into the Escrow on such Shareholder's behalf pursuant to Sections 2.4 hereof, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(d), and (C) cash (without interest) in respect of fractional shares as provided in Section 2.2(c) and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Wood Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of iPrint Common Stock into which such shares of Wood Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.2(c).

      (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to iPrint Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of iPrint Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of iPrint Common Stock issued in exchange therefor, without interest at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 2.3(d)) with respect to such shares of iPrint Common Stock.

      (e) Transfers of Ownership. At the Effective Time, the stock transfer books of Wood shall be closed and there shall be no further registration of transfers of Wood Common Stock or Wood Preferred Stock thereafter on the records of Wood. If any certificate for shares of iPrint Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to iPrint or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of iPrint Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of iPrint or any agent designated by it that such tax has been paid or is not payable.

      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of Wood one year after the Effective Time shall be delivered to the Parent Corporation, upon demand, and any shareholders of Wood who have not previously complied with this
   Section 2.3 shall thereafter look only to the Parent Corporation for payment of their claim for the Combination Consideration and any dividends or distributions with respect to iPrint Common Stock.

      (g) No Liability. Notwithstanding anything to the contrary in this
   Section 2.3, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (h) Dissenting Shares. The provisions of this Section 2.3 shall also apply to Dissenting Shares (defined in Section 2.2(d)) that lose their status as such, except that the obligations of iPrint under this Section 2.3 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Combination Consideration to which such holder is entitled pursuant to
   Section 2.3 hereof; provided, however, that nothing in this Section 2.3(h) shall impair the provisions of Section 2.3(f).

      (i) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof such Combination Consideration (and dividends, distributions and cash in lieu of fractional shares) as may be required pursuant to Section 2.2; provided, however, that iPrint may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct and will indemnify it against any claim that may be made against iPrint, the Surviving Corporation and/or the Exchange Agent with respect to the Certificates alleged to have been lost stolen or destroyed.

   SECTION 2.4 Escrow.

      (a) At the Closing, iPrint will deposit into escrow (the "Escrow") the Escrowed Shares. The Escrowed Shares shall be held by U.S. Bank Trust National Association or such other financial institution as iPrint and Wood shall mutually determine (the "Escrow Agent") in accordance with and subject to the provisions of Article VIII hereof and an Escrow Agreement substantially in the form of Exhibit G hereto (the "Escrow Agreement"). The deposit of the Escrowed Shares with the Escrow Agent pursuant to the terms of the Escrow Agreement shall constitute full and final satisfaction of iPrint's obligation to deliver that portion of the Combination Consideration to the respective Shareholders pursuant to this Agreement. The Escrowed Shares shall be deemed to have been contributed only by the Shareholders and the portion of the Escrowed Shares contributed on behalf of each Shareholder shall be the proportion that the aggregate number of shares of iPrint Common Stock which such Shareholder would otherwise be entitled to receive bears to all shares of iPrint Common Stock entitled to be received by the Shareholders at the Effective Time (the "Pro Rata Portion").

      (b) For the purposes of valuing the Escrowed Shares, each share of iPrint Common Stock shall be valued at the average per share closing price of iPrint Common Stock on the Nasdaq National Market (or other exchange quotation system, as applicable) for the fourteen (14) trading days prior to the release of any of the Escrowed Shares by the Escrow Agent to iPrint in accordance with the provisions of Article VIII and the Escrow Agreement (the "iPrint Share Price").

   SECTION 2.5 Wood Stock Options. At the Effective Time, all options to purchase Wood Common Stock then outstanding (the "Wood Options") under the Wood 1997 Stock Option Plan, the Wood 1998 Stock Option Plan and the Wood Millenium Option Plan (collectively, the "Wood Stock Option Plans") or granted outside of the Wood Stock Option Plans shall be assumed by iPrint in accordance with, and subject to, Section 6.18(a) and Section 6.18(b).

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF WOOD

   Wood hereby represents and warrants to iPrint that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule delivered by Wood to iPrint on or before the date of this Agreement and accepted by iPrint (the "Wood Disclosure Schedule"). The Wood Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article III and shall qualify only the corresponding sections in this Article III and any other section hereof where it is reasonably clear, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure is intended to apply to such other section.

   SECTION 3.1 Organization, Standing and Power. Wood is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Wood has all requisite corporate power to own, lease and operate its properties and to carry on its business as currently being conducted and as currently proposed to be conducted, and is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of its operations requires such qualification, except where the failure to so qualify has not had and will not have a Material Adverse Effect (as defined in Section 10.2(a)) on Wood. Wood has delivered true and correct copies of the Articles of Incorporation and Bylaws of Wood, as amended to date, to iPrint. Wood is not in violation of any of the provisions of its Articles of Incorporation or Bylaws. Wood does not own directly or indirectly any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

   SECTION 3.2 Wood Capital Structure.

      (a) The authorized capital stock of Wood consists of 100,000,000 shares of common stock ("Wood Common Stock") and 25,000,000 shares of preferred stock ("Wood Preferred Stock"), of which 12,500,000 are designated Series A Preferred Stock. The Wood Common Stock and the Wood Preferred Stock are sometimes referred to herein collectively as the "Wood Capital Stock." As of the date hereof, 28,840,414 shares of Wood Common Stock and no shares of Wood Preferred Stock are issued and outstanding and held of record by the shareholders of Wood in the amounts set forth in the Wood Disclosure Schedule. All such outstanding shares of Wood Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, and are not subject to any preemptive rights or rights of first refusal created by statute, the charter documents of Wood or any agreement to which Wood is a party or by which it is bound. On the date hereof, there were 8,541,930 shares of Common Stock reserved for issuance under the Wood Stock Option Plans, of which 8,134,548 shares were subject to outstanding options and 407,382 shares were reserved for future option grants. All such outstanding options and any options granted prior to the Closing under any of the Wood Stock Option Plans or otherwise are assumable by iPrint pursuant to Section 6.18(a) and do not require from the holder of such options the consent in writing to the assumption of such options in connection with the Combination by iPrint.

      (b) There are (i) no equity securities of any class of Wood, or any securities exchangeable into or exercisable for such equity securities, issued, reserved for issuance, or outstanding and (ii) no outstanding subscriptions, options, warrants, puts, calls, rights, or other commitments or agreements of any character to which Wood is a party or by which it is bound obligating Wood to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity securities of Wood or obligating Wood to grant, extend, accelerate the vesting of, change the exercise price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of Wood equity (i) between or among Wood and any of its shareholders or (ii) to Wood's knowledge, between or among any of Wood's equityholders.

   SECTION 3.3 Authority; Required Filings and Consents.

      (a) Wood has all requisite corporate power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by Wood hereunder (collectively, the "Wood Transaction Documents"), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Wood Transaction Documents to which Wood is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved and authorized by the board of directors of Wood and, subject to obtaining the Wood Shareholder Approval, as defined in
   Section 6.14, no other actions or proceedings on the part of the Wood are necessary to authorize this Agreement and the other Wood Transaction Documents and the transactions contemplated hereby and thereby. This Agreement has been, and the other Wood Transaction Documents to which Wood is a party have been or will be when they are executed by Wood, duly executed and delivered by Wood and constitute, or will constitute when they are executed by Wood, the valid and binding obligations of Wood, enforceable against Wood in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and
   (ii) general principles of equity.

      (b) The execution and delivery by Wood of this Agreement and the other Wood Transaction Documents to which it is a party, or will be a party when they are executed by Wood, do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of, the Articles of Incorporation or Bylaws of Wood (ii) result in any violation or breach of or constitute (with or without notice or lapse of time, or both) a default under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under or the payment of any fees or fines under, any note, mortgage, indenture, lease, guarantee, contract or other agreement or obligation to which Wood is a party or by which Wood or any of its properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Wood or any of its properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not be reasonably likely to have a Material Adverse Effect on Wood.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by Wood or its shareholders in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger together with the required officers' certificate, as provided in Section 1.2, with the Secretary of State of the State of California and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Wood and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement. The Wood Disclosure Schedule contains a list of all consents, authorizations, filings, approvals and registrations with, by, or of any third party or Governmental Entity required by or with respect to Wood in connection with this Agreement, any other Wood Transaction Document, the Combination or any other transactions contemplated by the Agreement or any other Wood Transaction Document. Wood has neither received any notice, written or otherwise, nor possesses any other knowledge of any plan or intention of any party not to grant any consent, authorization or approval listed in the Wood Disclosure Schedule.

   SECTION 3.4 Financial Statements. Wood has delivered to iPrint (i) its audited consolidated financial statements for each of the years ended December 31, 1998, 1999 and 2000, and (ii) its unaudited consolidated financial statements, including statements of operations and cash flows for the three (3) months ended March 31, 2001 and a balance sheet as of March 31, 2001 (the "Wood Balance Sheet Date") (collectively, the "Wood Financial Statements"). The Wood Financial Statements were prepared in accordance with generally accepted accounting principles ("GAAP") and accounting policies applied on a consistent basis throughout the periods involved, except that the unaudited interim Wood Financial Statements do not contain footnotes. The Wood Financial Statements present fairly the financial position of Wood on a consolidated basis as of the respective dates and the results of its operations and cash flows for the periods indicated, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments. Wood maintains, and until the Effective Time will continue to maintain, a standard system of accounting established and administered in accordance with GAAP.

   SECTION 3.5 Absence of Undisclosed Liabilities; Off-Balance Sheet
Liabilities.

      (a) Wood does not have any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, other than (i) liabilities reflected or provided for on the balance sheet as of the Wood Balance Sheet Date (the "Wood Balance Sheet") contained in the Wood Financial Statements, (ii) liabilities contemplated by this Agreement (including legal fees and other costs of preparation and implementation hereof) and (iii) normal or recurring liabilities incurred since the Wood Balance Sheet Date in the ordinary course of business consistent with past practices.

      (b) Wood's consolidated off-balance sheet liabilities, excluding operating leases and letters of credit, do not exceed $1 million.

   SECTION 3.6 Accounts Receivable. The accounts receivable shown on the Wood Balance Sheet arose in the ordinary course of business and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts (such allowance not exceeding 10% of the book amounts) and returns provided for in the Wood Balance Sheet. The accounts receivable of Wood arising after the Wood Balance Sheet Date and prior to the Closing Date arose, or will arise, in the ordinary course of business and have been collected or will be collectible in the book amounts thereof, less allowances for doubtful accounts and returns determined in accordance with GAAP and the past practices of Wood. None of such accounts receivable is subject to any claim of offset or recoupment or counterclaim, and Wood has no knowledge of any specific facts that would be likely to give rise to any such claim. No amount of such accounts receivable is contingent upon the performance by Wood of any obligation and no agreement for deduction or discount has been made with respect to any such accounts receivable.

   SECTION 3.7 Inventories. The inventories shown on the Wood Balance Sheet or thereafter acquired by Wood consist of items of a quantity and quality usable or salable in the ordinary course of business. Since the Wood Balance Sheet Date, Wood has continued to replenish inventories in a normal and customary manner consistent with past practices. Wood has not received notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the supplies or component products required for the manufacture, assembly or production of its products. The value at which inventories are carried reflect the inventory valuation policy of Wood, which is consistent with its past practice and in accordance with GAAP. Due provision has been made on the books of Wood, consistent with past practices, to provide for all slow-moving, obsolete, or unusable inventories at their estimated useful or scrap values, and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage.

   SECTION 3.8 Absence of Certain Changes or Events. Since the Wood Balance Sheet Date, Wood has conducted its business in the ordinary course and in a manner consistent with past practices and, since such date, Wood has not:

      (a) suffered any event or occurrence (whether singly or in the aggregate) that has had, or is reasonably likely to have, a Material Adverse Effect on Wood;

      (b) suffered any damage, destruction or loss, whether covered by insurance or not, having a Material Adverse Effect on Wood;

      (c) granted any increase in the compensation payable or to become payable by any Combined Entity to its officers or employees;

      (d) declared, set aside or paid any dividend or made any other distribution on or in respect of the shares of its capital stock or other equity interests or declared any direct or indirect redemption, retirement, purchase or other acquisition of such shares or other equity interests;

      (e) issued any shares of its capital stock or any other equity interests or any warrants, rights, or options for, or entered into any commitment relating to such capital stock or any other equity interests;

      (f) made any change in the accounting methods or practices it follows, whether for general financial or tax purposes, or any change in depreciation or amortization policies or rates;

      (g) sold, leased, subleased, abandoned or otherwise disposed of any real property, leasehold interests, machinery, equipment or other operating property other than in the ordinary course of business;

      (h) sold, assigned, transferred, licensed or otherwise disposed of any patent, trademark, trade name, brand name, copyright (or pending application for any patent, trademark or copyright), invention, work of authorship, process, know-how, formula or trade secret or interest thereunder or other material intangible asset (other than end-user licenses entered into pursuant to shrink-wrap or click-through agreements in the ordinary course of business consistent with past practices, in accordance with Wood's standard form license agreements, copies of which have been provided to iPrint);

      (i) entered into any material commitment or transaction (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business and consistent with past practices;

      (j) incurred any material liability, except in the ordinary course of business and consistent with past practice;

      (k) permitted or allowed any of its property, leasehold interests or assets to be subjected to any mortgage, deed of trust, pledge, lien, restrictions on transfer, charges, security interest or other encumbrance of any kind, except for liens for current taxes not yet due and purchase money security interests incurred in the ordinary course of business;

      (l) made any capital expenditure or commitment for additions to property, plant or equipment individually in excess of $25,000, or, in the aggregate, in excess of $100,000;

      (m) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets to, or entered into any agreement or arrangement with, any of its officers, directors or shareholders or any affiliate of any of the foregoing, other than employee compensation and benefits and reimbursement of employment related business expenses incurred in the ordinary course of business;

      (n) agreed to take any action described in this Section 3.8 or which would constitute a breach of any of the representations or warranties of Wood contained in this Agreement; or

      (o) taken any other action that would have required the consent of iPrint pursuant to Section 5.1 of this Agreement (and which has not been obtained) had such action occurred after the date of this Agreement.

   SECTION 3.9 Taxes.

      (a) For purposes of this Agreement, a "Tax" or, collectively, "Taxes," means any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

      (b) Wood has accurately prepared and timely filed all returns, estimates, information statements and reports required to be filed with any taxing authority relating to any and all Taxes concerning or attributable to it or its operations (the "Wood Returns"), and such Wood Returns are true and correct and have been completed in accordance with applicable law. Such Wood Returns do not contain (and were not required to contain in order to avoid the imposition of a penalty) a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

      (c) Wood, as of the Effective Time, (i) will have timely paid all Taxes it is required to pay prior to the Effective Time, (ii) will have withheld all Taxes required to be withheld prior to the Effective Time and deposited and paid any and all such withheld Taxes as required by the appropriate taxing authorities, and (iii) will have complied with all information reporting and backup withholding requirements prior to the Effective Time, including maintenance of required records.

      (d) Wood is not currently delinquent in the payment of any Tax. There is no Tax deficiency outstanding or assessed or proposed against Wood that is not reflected as a liability on the Wood Balance Sheet or set forth on the Wood Disclosure Schedule; there is no claim for Taxes previously asserted by any taxing authority against Wood that could reasonably be expected to be asserted in another period; nor has

   Wood executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax.

      (e) The amount of Wood's liability for unpaid Taxes (whether actual or contingent) for all periods through the date hereof does not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Wood Balance Sheet, other than Taxes which have accrued after the date of such Wood Balance Sheet in the ordinary course of business and consistent with past practices.

      (f) Wood is not a party to any tax-sharing agreement or similar arrangement with any other party, and Wood has not assumed or agreed to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax.

      (g) Wood's Returns are not presently being audited or examined by a government or taxing authority, no such audit is pending, and Wood has not been notified of any request for such an audit or other examination, and Wood does not have any knowledge of any pending or threatened action, proceeding, audit, investigation or inquiry by any taxing authority.

      (h) Wood has never been a member of an affiliated group of corporations filing a consolidated federal income tax return.

      (i) Wood has made available to iPrint complete and accurate copies of all Wood Returns filed for all periods since 1996, and Wood has not made any election with respect to its Taxes that has not been reflected in the Wood Tax Returns provided to iPrint.

      (j) Wood has never filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(4) apply to any disposition of assets owned by Wood.

      (k) Wood is not a party to any contract, agreement, plan or arrangement (including but not limited to the provisions of this Agreement), covering any employee, contractor or former employee or contractor of Wood which, individually or collectively, has resulted in or could give rise to (in connection with this Agreement or any transaction that might constitute a change of control of Wood), the payment of any amount that would (i) as a result of Sections 280, 404 or 162(m) of the Code, not be fully deductible as an expense of Wood, (ii) subject any employee or contractor, or former employee or contractor of Wood, to an excise tax under Section 4999 of the Code, or (iii) subject Wood to any withholding obligation with respect to such an excise tax under Section 4999 of the Code.

      (l) Wood has not constituted either a "distributing corporation" or a "controlled corporation" in (i) a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution of stock qualifying for tax-free treatment under Section 368 which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) or Section 368 of the Code) in conjunction with the Combination.

      (m) Wood has not agreed to make, and is not required to make, any adjustment under Section 481 of the Code by reason of any change in accounting method, except any such adjustment that is required as a result of transactions contemplated by this Agreement.

      (n) None of the assets of Wood is treated as (1) "tax-exempt use property," within the meaning of Section 168(h) of the Code, (2) assets that are owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code, or (3) directly or indirectly securing any debt the interest on which is tax exempt under Section 103(a) of the Code.

      (o) Wood is not, nor has Wood ever been, a "reporting corporation" subject to the information reporting and record maintenance requirements of
   Section 6038A of the Code and the regulations thereunder.

      (p) Wood has never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

      (q) There are currently no (and immediately following the Effective Time there will be no) liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, "Liens") on the assets of Wood relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

      (r) Wood has not received any notice from any taxing authority in a jurisdiction where Wood has not filed Wood Returns that Wood may be subject to taxation in that jurisdiction.

   SECTION 3.10 Tangible Assets and Real Property.

      (a) Wood owns or leases all tangible assets and properties which are material to the conduct of its business as currently conducted or which are reflected on the Wood Balance Sheet or acquired since the Wood Balance Sheet Date (the "Wood Material Tangible Assets"). The Wood Material Tangible Assets are in good operating condition and repair. Wood has good and marketable title to all Wood Material Tangible Assets that it owns (except properties, interests in properties and assets sold or otherwise disposed of since the Wood Balance Sheet Date in the ordinary course of business), free and clear of all Liens, except for Liens for current taxes not yet due and payable. Assuming the due execution and delivery thereof by the other parties thereto, all leases of Wood Material Tangible Assets to which Wood is a party are in full force and effect and valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and (ii) general principles of equity. The Wood Disclosure Schedule sets forth a true and correct list of all such leases, and true and correct copies of all such leases have been provided to iPrint.

      (b) The Wood Disclosure Schedule sets forth a true and complete list of all real property owned by Wood. Wood owns in fee, and has good, valid and marketable title to, free and clear of all Liens, each property listed as being owned by it. True and correct copies of all deeds to such real property and all title reports and insurance policies relating thereto have been provided to iPrint.

      (c) The Wood Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or licensed by Wood and all real property easements, rights of way, licenses, leases and subleases to which Wood is a party or to which any real property owned by Wood is subject. Assuming the due execution and delivery thereof by the other parties thereto, all such real property leases, subleases and licenses are in full force and effect and valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and (ii) general principles of equity. True and correct copies all such of real property leases and subleases have been provided to iPrint.

   SECTION 3.11 Intellectual Property.

      (a) Wood owns, is licensed under or otherwise possesses adequate legally enforceable rights to use and practice, without future payment to any person, all patents, trademarks, trade names, service marks, copyrights and mask works, and any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works and all processes, formulas, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary or appropriate to conduct the business of Wood as currently being conducted, or as currently proposed to be conducted (all of which are referred to as the "Wood Intellectual Property Rights"), free and clear of all Liens. The foregoing representation as it relates to Wood Licensed Intellectual Property (as defined below) is limited to Wood's interest pursuant to licenses from third parties, each of which is in full force and effect, is valid, binding and enforceable and grants Wood such rights to such intellectual property as are necessary to the business of Wood as currently conducted or currently proposed to be conducted.

      (b) The Wood Disclosure Schedule contains an accurate and complete list and description of (i) all patents, patent applications, trademarks, trade names, service marks and registered copyrights and applications therefor included in the Wood Intellectual Property Rights, including the jurisdictions in which each such Wood Intellectual Property Right has been issued or registered or in which any such application for such issuance or registration has been filed, (ii) all licenses, sublicenses, development agreements, manufacturing agreements, distribution agreements, options, rights (including marketing rights), and other agreements (other than end user licenses entered into pursuant to shrink-wrap or click-through agreements in the ordinary course of business consistent with past practices, in accordance with Wood's standard form license agreements, copies of which have been provided to iPrint) to which Wood is a party and pursuant to which any person is authorized to use any Wood Intellectual Property Rights or has the right to develop, manufacture, reproduce, market or exploit any product of Wood (a "Wood Product") or any adaptation, translation or derivative work based on any Wood Product or any portion thereof, (iii) all licenses, sublicenses and other agreements to which Wood is a party and pursuant to which Wood is authorized to use any third party technology, trade secret, know-how, process, patent, trademark or copyright, including software ("Wood Licensed Intellectual Property"), which is used in the development or manufacture of, or is incorporated in or forms a part of any Wood Product (other than licenses for standard off-the-shelf software used in the conduct of Wood's business), (iv) all joint development agreements to which Wood is a party, and (v) all agreements with Governmental Entities or other third parties pursuant to which Wood has obtained funding for research and development activities.

      (c) The execution and delivery of this Agreement and the Wood Transaction Documents, compliance with its terms hereof and thereof, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) or give rise to any right, license or Lien relating to any Wood Intellectual Property Rights, any of the agreements of Section 3.11(b), or any right of termination, cancellation or acceleration of any Wood Intellectual Property Rights or any such agreements or any such obligation thereof, or the loss or encumbrance of any Wood Intellectual Property Rights or benefit related thereto, or result in or require the creation, imposition or extension of any Lien upon any Wood Intellectual Property Rights or otherwise impair the right of Wood or its customers to use the Wood Intellectual Property Rights in the same manner as such Wood Intellectual Property Rights are currently being used by Wood or the customers of Wood.

      (d) All patents and registered trademarks, service marks and copyrights owned by or issued to Wood which relate to any Wood Product are valid and subsisting and Wood has not received any notice challenging or questioning the validity or effectiveness of any of the foregoing. To the knowledge of Wood, the manufacturing, marketing, licensing or sale of any Wood Product does not infringe any patent, trademark, trade name, service mark, copyright, mask work right, trade secret or other proprietary right of any third party. Wood (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patent, trademark, trade name, service mark, copyright, mask work right, trade secret or other proprietary right of any third party, (ii) has not received a notice of any such infringements or (iii) has no knowledge of any claim challenging or questioning the validity or effectiveness of any license or agreement relating to any Wood Intellectual Property Rights or to any Wood Licensed Intellectual Property. There is no outstanding order, writ, injunction, decree, judgment or stipulation by or with any court, administrative agency or arbitration panel regarding patent, copyright, trade secret, trademark, trade name, mask work right or other claims relating to the Wood Intellectual Property Rights to which Wood is a party or by which Wood is bound.

      (e) All designs, drawings, specifications, source code, object code, documentation, flow charts and diagrams incorporated, embodied or reflected in any Wood Product at any stage of its development were written, developed and created solely and exclusively by (i) employees of Wood without the assistance of any third party or (ii) third parties who assigned ownership of, or licensed, their rights with respect thereto to Wood by means of valid and enforceable agreements, which are listed and described in the Wood Disclosure Schedule and copies of which have been provided to iPrint. Wood has at all times used commercially reasonable efforts to protect its trade secrets. None of the trade secrets of Wood have been published or disclosed by Wood or, to the knowledge of Wood, by any other person, to any person except pursuant to licenses or contracts requiring such other persons to keep such trade secrets confidential.

      (f) Wood is not in breach of or in default under any obligation of any license, sublicense, development agreement, manufacturing agreement, distributorship or other similar arrangements relating to the Wood Intellectual Property Rights and, to the knowledge of Wood, no other party to any such arrangements is in breach or default thereof.

      (g) To the knowledge of Wood, no person is infringing on or otherwise violating any right of Wood with respect to any Wood Intellectual Property Rights.

      (h) Wood has not assigned, sold or otherwise transferred ownership of, or granted an exclusive license or right to use, any patent, patent application, trademark, mask work right or service mark.

      (i) Neither Wood nor any of its officers or employees has any patents issued or patent applications pending for any invention of any kind now used or needed by Wood in the furtherance of its business operations as currently being conducted or as currently proposed to be conducted by Wood, which patents or applications have not been assigned to Wood with such assignment duly recorded in the United States Patent Office or with the applicable foreign Governmental Entity.

      (j) Each person currently or formerly employed by Wood (including consultants and independent contractors, if any) that has or had access to confidential information of Wood has executed and delivered to Wood a confidentiality and non-disclosure agreement in one of the forms previously provided to iPrint. Neither the execution or delivery of any such agreement by any such person, nor the carrying on by any such person, as an employee, consultant or independent contractor, of Wood's business as currently conducted and as currently proposed to be conducted, has or will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such persons is obligated.

   SECTION 3.12 Bank Accounts. The Wood Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which Wood maintains accounts of any nature, the type of accounts maintained at each such institution and the names of all persons authorized to draw thereon or make withdrawals therefrom.

   SECTION 3.13 Contracts.

      (a) Wood is not a party or subject to any agreement, obligation or commitment, written or oral:

          (i) that calls for any fixed or contingent payment or expenditure or any related series of fixed or contingent payments or expenditures by or to Wood totaling more than $25,000 in any twelve-month period;

          (ii) with agents, advisors, salesmen, sales representatives, independent contractors or consultants that are not cancelable by it on no more than thirty (30) days' notice and without liability, penalty or premium;

          (iii) that restricts Wood from carrying on anywhere in the world its business or any portion thereof as currently conducted or from carrying on business of any other sort anywhere in the world;

          (iv) to provide funds to or to make any investment in any other person or entity (in the form of a loan, capital contribution or otherwise);

          (v) with respect to obligations as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person or entity;

          (vi) for any borrowing, including, without limitation, line of credit, standby financing, revolving credit or other similar financing arrangement involving an amount in excess of $50,000 per item or $100,000 in the aggregate;

          (vii) with any distributor, original equipment manufacturer, value added remarketer or other person for the distribution of any products of Wood;

          (viii) with any Governmental Entity or involving the provision of products or services to a Governmental Entity; or

          (ix) that is otherwise material to the business of Wood as currently being conducted, or as currently proposed to be conducted.

      (b) To the knowledge of Wood, no party to any such contract, agreement or instrument intends to cancel, withdraw, modify or amend such contract, agreement or instrument.

      (c) Wood is not in default under or in breach or violation of, nor is there any valid basis for any claim of default by Wood under, or breach or violation by Wood of, any contract, commitment or restriction to which Wood is a party or by which Wood or any of its properties or assets is bound or affected. To the knowledge of Wood, no other party is in default under or in breach or violation of, nor is there any valid basis for any claim of default by any other party under, or any breach of violation by any other party of, any contract, commitment, or restriction to which Wood is a party or by which Wood or any of its properties or assets is bound or affected.

   SECTION 3.14 Labor Difficulties. Wood has not nor is not engaged in any unfair labor practice or in violation of any applicable laws respecting employment, employment practices, terms and conditions of employment, wages and hours, overtime pay, temporary workers or workplace health and safety. There is no unfair labor practice complaint against Wood pending or, to the knowledge of Wood, threatened before any Governmental Entity. There is no strike, labor dispute, slowdown, or stoppage pending or, to the knowledge of Wood (nor, to the knowledge of Wood, does any valid basis for any such complaint exist), threatened against Wood. Wood is not now nor has ever been subject to any union organizing activities. Wood has not experienced any work stoppage or other labor difficulty. To the knowledge of Wood, (i) the consummation of the transactions contemplated by this Agreement will not have a material adverse effect on its relations with the employees of Wood, and (ii) none of the employees of Wood intends to leave their employment, whether as a result of the transactions contemplated by this Agreement or otherwise.

   SECTION 3.15 Trade Regulation. Wood has not terminated its relationship with or refused to ship any of its products to any dealer, distributor, third party marketing entity or customer which had theretofore paid or been obligated to pay Wood in excess of $25,000 over any consecutive twelve (12) month period. All of the prices charged by Wood in connection with the marketing or sale of any of its products or services have been in compliance with all applicable laws and regulations. No claims have been asserted or, to the knowledge of Wood, threatened against Wood with respect to the wrongful termination of any dealer, distributor or any other marketing entity, discriminatory pricing, price fixing, unfair competition, false advertising, or any other violation of any laws or regulations relating to anti-competitive practices or unfair trade practices of any kind.

   SECTION 3.16 Environmental Matters.

      (a) There are no Environmental Claims (as defined in Section 3.16(i) hereof) pending or, to the knowledge of Wood, threatened (i) against Wood or
   (ii) against any real or personal property or operations which Wood owns, leases, occupies, possesses or manages, in whole or in part.

      (b) There have been no Releases (as defined in Section 3.16(i) hereof) of any Hazardous Material (as defined in Section 3.16(i) hereof) that are reasonably likely to form the basis of any Environmental Claim against Wood.

      (c) At all times, Wood has transported, stored, used, manufactured, treated, generated, handled, disposed of or arranged for the disposition of, released or exposed its employees or others to Hazardous Materials in material compliance with all laws, rules, regulations, orders or treaties promulgated by any Governmental Entity.

      (d) Wood currently holds all environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of its business as such business is currently being conducted and is in material compliance with all such Environmental Permits. No environmental report, closure activity, investigation or assessment, and no notification to or approval, consent or authorization from, any Governmental Entity with jurisdiction regarding environmental matters or Hazardous Materials, the lack of which would have a Material Adverse Effect on Wood, is required to be obtained by Wood, either before or after the Effective Time, in connection with any of the transactions contemplated by this Agreement.

      (e) Wood has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that is reasonably likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of Wood) whose liability Wood has or may have retained or assumed either contractually or by operation of law or against any real or personal property which Wood formerly owned, leased or managed, in whole or in part.

      (f) Wood has provided iPrint with copies (or, if not available, accurate written summaries) of all environmental investigations, studies, audits, reviews and other analyses conducted by or on behalf, or which otherwise are in the possession, of Wood respecting any facility, site or other property Wood currently owns or operates.

      (g) To the knowledge of Wood, no underground storage tanks or underground improvements, including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells are or were present under any property that Wood has at any time owned, operated, occupied or leased.

      (h) To the knowledge of Wood, no asbestos or asbestos-containing material, formaldehyde or insulating material containing urea formaldehyde, or material containing polychlorinated biphenyls is present in, on, or at any real property or facility or equipment that Wood has at any time owned, operated, occupied or leased.

      (i) As used in this Agreement:

          (i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, writs, injunctions, restraining orders, liens, investigations, proceedings or notices of noncompliance or violation by any person or entity (including any Governmental Authority) alleging liability or potential liability (including, without limitation, potential responsibility for or liability for enforcement costs, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by Wood or any joint venture (for purposes of this Section 3.16) or by iPrint or any joint venture (for purposes of Section 4.15), as applicable; or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

          (ii) "Environmental Laws" means all federal, state, local and foreign laws, rules, regulations and requirements of common law relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to protection of the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

          (iii) "Hazardous Materials" means (a) any petroleum or petroleum products, hydrocarbons, radioactive materials, asbestos, urea formaldehyde foam insulation and transformers of other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs") in regulated concentrations; and (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, which is regulated under any applicable Environmental Law in a jurisdiction in which Wood operates.

          (iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

   SECTION 3.17 Employee Benefit Plans.

      (a) Wood has set forth in the Wood Disclosure Schedule a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits, or other benefits, whether written or unwritten, including, without limitation, each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") which is or has been sponsored, maintained, contributed to, or required to be contributed to by Wood and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) which is or, at any relevant time, was treated as a single employer with Wood within the meaning of
   Section 414(b), (c), (m) or (o) of the Code, (an "Wood ERISA Affiliate") for the benefit of any person who performs or who has performed services for Wood or with respect to which Wood or Wood ERISA Affiliate has or may have any liability (including, without limitation, contingent liability) or obligation (collectively, the "Wood Employee Plans").

      (b) Documents. Wood has furnished to iPrint true and complete copies of documents embodying each of the Wood Employee Plans and related plan documents, including (without limitation) the most recent determination or opinion letter, trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, summary of material modifications, compliance and nondiscrimination tests for the last three plan years, Form 5500 reports filed for the last three plan years, standard COBRA forms and related notices, and registration statements and prospectuses.

      (c) Compliance. (i) Each Wood Employee Plan has been administered in all material respects in accordance with its terms and is in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code); (ii) any Wood Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination or opinion letter as to its qualified status under the Code, including Sections 409 and 4975(e)(7) of the Code, if applicable, and all amendments to the Code which are currently effective, or has time remaining to apply under applicable regulations or pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of the Wood Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (iv) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Wood Employee Plan; (v) none of Wood or any Wood ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA; (vi) all contributions required to be made by Wood or Wood ERISA Affiliate to any Wood Employee Plan have been timely paid or accrued; (vii) each Wood Employee Plan subject to ERISA, has timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all required notices and reports to employees; (viii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Wood is threatened, against or with respect to any such Wood Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor; and (ix) there has been no amendment to, written interpretation or announcement by Wood or Wood ERISA Affiliate which would materially increase the expense of maintaining any Wood Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Wood's financial statements. No provision of any Wood Employee Plan intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code ("ESOP") prevents Wood from complying with Section 6.8 hereof.

      (d) No Title IV or Multiemployer Plan. None of Wood or any Wood ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including, without limitation, any contingent liability) under any "multiemployer plan" (as defined in Section 3(37) of ERISA) or to any "pension plan" (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. None of Wood or any Wood ERISA Affiliate has any actual or potential withdrawal liability (including, without limitation, any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

      (e) COBRA, FMLA, HIPAA, Cancer Rights. With respect to each Wood Employee Plan, Wood has complied in all material respects with and have no unsatisfied obligations under (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"); and (iv) the applicable requirements of the Cancer Rights Act of 1998.

      (f) Wood is not a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of Wood, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Wood of the nature contemplated by this Agreement, (iii) agreement with any officer of Wood providing any term of employment or compensation guarantee or for the payment of compensation in excess of $100,000 per annum, or (iv) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      (g) No benefit payable or which may become payable by Wood pursuant to any Wood Employee Plan or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Wood Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to iPrint or Wood (other than ordinary administration expenses typically incurred in a termination event).

   SECTION 3.18 Compliance with Laws. Wood has complied with, is not in violation of, and has not received any notices of violation with respect to, any statute, law, order, permit or regulation applicable to the ownership or operation of its business, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect on Wood.

   SECTION 3.19 Employees and Consultants. The Wood Disclosure Schedule contains a list of the names of all employees and consultants of Wood as of the date of this Agreement and their salaries or wages, other compensation, dates of employment and positions.

   SECTION 3.20 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal or, to the knowledge of Wood, threatened against Wood or any of its properties or officers or directors (in their capacities as such). There is no judgment, decree or order against Wood or, to the knowledge of Wood, any of its directors or officers (in their capacities as such) that could prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Wood.

   SECTION 3.21 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Wood which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Wood, any acquisition of property by Wood or the conduct of business by Wood as currently being conducted or as currently proposed to be conducted.

   SECTION 3.22 Governmental Authorization. Wood has obtained each governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for the operation of the business of Wood (collectively, the "Wood Authorizations"), and all of such Wood Authorizations are in full force and effect. Wood has provided iPrint with a complete written list of all Wood Authorizations. Neither Wood nor, to the knowledge of Wood, any employee of Wood has received any notice from a Governmental Entity of its intention to cancel, terminate or not renew any Wood Authorization.

   SECTION 3.23 Insurance. Wood has insurance policies of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Wood. The Wood Disclosure Schedule contains a list of all such policies. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by or on behalf of the underwriters of such policies. All premiums due and payable under all policies currently in force or issued in the past have been paid, and Wood is otherwise in compliance with the terms of such policies. Wood has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies. No policy currently in force or issued to Wood in the past is subject to any retrospective rating or retrospective premium provision, premium recapture provision, or similar provision.

   SECTION 3.24 Interested Party Transactions.

          (a) No director, officer or shareholder of Wood has any interest in
   (i) any equipment or other property or asset, real or personal, tangible or intangible, including, without limitation, any of the Wood Intellectual Property Rights, used in connection with or pertaining to the business of Wood, (ii) any creditor, supplier, customer, manufacturer, agent, representative, or distributor of any of the products of Wood, (iii) any entity that competes with Wood, or with which Wood is affiliated or has a business relationship, or (iv) any agreement, obligation or commitment, written or oral, to which Wood is a party; provided, however, that no such person shall be deemed to have such an interest solely by virtue of ownership of less than one percent (1%) of the outstanding stock or debt securities of any company whose stock or debt securities are traded on a recognized stock exchange or quoted on the Nasdaq National Market.

          (b) Except as contemplated by the Wood Transaction Documents, Wood is not a party to any (i) agreement with any officer or other employee of Wood the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Wood in the nature of any of the transactions contemplated by this Agreement, or (ii) agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

   SECTION 3.25 No Existing Discussions. As of the date hereof, Wood is not engaged, directly or indirectly, in any discussions or negotiations with any party other than iPrint with respect to a Wood Transaction Proposal (as defined in Section 6.1).

   SECTION 3.26 Real Property Holding Corporation. Wood is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

   SECTION 3.27 Corporate Documents. Wood has made available to iPrint, or its representatives, for its examination (i) its minute book containing all records required to be set forth of all proceedings, consents, actions, and meetings of the shareholders, the board of directors and any committees thereof and (ii) all permits, orders, and consents issued by any Governmental Entity currently in effect with respect to Wood. The corporate minute books and other corporate records of Wood are complete and accurate in all material respects, and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. All actions reflected in such books and records were duly and validly taken in compliance with the laws of the applicable jurisdiction. Wood has delivered or made available to iPrint or its representatives true and complete copies of all documents which are referred to in this Article III or in the Wood Disclosure Schedule.

   SECTION 3.28 Aliens. All employees of Wood are, to the knowledge of Wood (including any constructive knowledge the Immigration Reform and Central Act of 1986, as amended (the "IRCA") may deem Wood to have), (i) citizens of the United States or (ii) not citizens of the United States, but, in accordance with the IRCA and other applicable federal governmental requirements, are either (A) immigrants authorized to work in the United States or (B) nonimmigrants authorized to work in the United States for Wood in their specific jobs. Since November 6, 1986 Wood has not (i) hired (or by reason of any contract, subcontract or exchange is considered for purposes of the IRCA to have hired) an alien in the United States to perform labor or services with knowledge (as determined in accordance with the IRCA) that the alien is an unauthorized alien with respect to performing that labor or those services,
(ii) continued the employment of any employee hired after November 6, 1986 with knowledge (as determined in accordance with the IRCA) that the employee is or has become an unauthorized alien with respect to that employment or (iii) directly or indirectly in violation of the IRCA required any individual it has hired to post a bond or security or provide any other financial assurance to it against any potential liability under the IRCA as a result of that hire. Wood has obtained, completed and maintained Form I-9s in accordance with, and has otherwise complied with the record-keeping requirements of, the IRCA.

   SECTION 3.29 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by Wood or any of its accountants, counsel or other authorized representatives for inclusion in (a) the Registration Statement or (b) the Joint Proxy Statement will, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of the shareholders of Wood to be held in connection with the Combination, or, in the case of the Registration Statement and any amendments thereto, at the time it is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, it being understood and agreed that no representation or warranty is made by Wood with respect to any information supplied by iPrint or its accountants, counsel or other authorized representatives. If at any time prior to the Effective Time any event with respect to Wood or its officers and directors shall occur which is or should be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such event shall be so described and the presentation in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading in any material respect or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

   SECTION 3.30 Change in Control and Severance Payments. Wood has no plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, a change of control of Wood (including by reason of the consummation of the Combination) or otherwise upon termination of employment of any individual with Wood.

   SECTION 3.31 Board Approval; Vote Required.

      (a) The board of directors of Wood, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the Agreement and the Combination are advisable, fair to and in the best interests of Wood and its shareholders,
   (ii) approved this Agreement and the Combination and (iii) recommended that the shareholders of Wood adopt and approve this Agreement and the Combination.

      (b) The approval of the Combination and the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of Wood Common Stock entitled to vote is the only vote of the holders of any class or series of capital stock of Wood required to approve the Wood Proposal, as defined in Section 6.13, and the transactions contemplated hereby.

   SECTION 3.32 Brokers' and Finders' Fees. Wood has not incurred, nor will it incur, directly or indirectly, any liability for brokers' or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                                  ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF iPRINT AND SUB

   iPrint and Sub hereby represent and warrant to Wood that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by iPrint to Wood on or before the date of this Agreement and accepted by Wood (the "iPrint Disclosure Schedule"). The iPrint Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article IV and shall qualify only the corresponding sections in this Article IV and any other section hereof where it is reasonably clear, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure is intended to apply to such other section.

   SECTION 4.1 Organization, Standing and Power. Each of iPrint and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of Delaware and California, respectively, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its operations requires such qualification except where the failure to so qualify has not had and will not have a Material Adverse Effect (defined in Section 10.2(a)) on either iPrint or Sub. iPrint has delivered true and correct copies of the Articles of Incorporation or Certificate of Incorporation and Bylaws of each of iPrint and Sub, each as amended to date, to Wood. Neither iPrint nor Sub is in violation of any of the provisions of its Articles or Certificate of Incorporation or Bylaws. Neither iPrint nor Sub owns directly or indirectly any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. iPrint, or a wholly-owned subsidiary of iPrint, owns all of the equity interests of its subsidiaries, which equity interests are described in the iPrint Disclosure Schedule, free and clear of all Liens. iPrint has delivered to Wood true and correct copies of any agreement, arrangement or document (i) between iPrint and a Subsidiary,
(ii) between iPrint and any other owner of equity in any Subsidiary, or (iii) otherwise in any way related to iPrint's ownership of any Subsidiary.

   SECTION 4.2 iPrint Capital Structure.

      (a) The authorized capital stock of iPrint consists of 100,000,000 shares of Common Stock, $0.001 par value per share ("iPrint Common Stock"), and 2,000,000 shares of Preferred Stock, $0.001 par value per share. As of June 11, 2001, 30,209,399 shares of iPrint Common Stock were issued and outstanding, all of which had been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, and are not subject to any preemptive rights or rights of first refusal created by statute, the charter documents of iPrint or any agreement to which iPrint is a party or by which it is bound. No shares of iPrint Preferred Stock are issued and outstanding as of the date hereof. As of June 11, 2001, there were (i) 6,502,704 shares of Common Stock reserved for issuance under the iPrint 1997 Stock Option Plan, of which 3,078,516 shares were subject to outstanding options and 1,649,671 shares were reserved for future option grants; (ii) 370,000 shares of Common Stock reserved for issuance under the iPrint 2000 Outside Directors Stock Option Plan, of which 140,000 shares were subject to outstanding options and 230,000 shares were reserved for future option grants; and (iii) 1,802,704 shares of Common Stock reserved for issuance under the iPrint 2000 Employee Stock Purchase Plan, of which 179,217 shares were purchased and 1,623,487 shares were reserved for future purchase. Schedule 4.2(a) lists those outstanding shares of iPrint Common Stock that are subject to any repurchase rights or forfeiture provisions, together with a description of such rights or provisions. As of the date hereof, no shares of iPrint Preferred Stock are issued or outstanding. All of the outstanding shares of capital stock of Sub have been duly authorized and validly issued and are fully paid and nonassessable, and all such shares are owned by iPrint, free and clear of all Liens, agreements, limitations on voting rights, charges or other encumbrances of any nature.

      (b) There are (i) no equity securities of any class of iPrint, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) no outstanding subscriptions, options, warrants, puts, calls, rights or other commitments or agreements of any character to which iPrint is a party or by which it is bound obligating iPrint to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity securities of iPrint or obligating iPrint to grant, extend, accelerate the vesting of, change the exercise price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of any Combined Entity's equity (i) between or among a iPrint and any of its shareholders or (ii) to iPrint's knowledge, between or among any of that entity's equityholders.

      (c) The shares of iPrint Common Stock to be issued pursuant to the Combination, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

   SECTION 4.3 Authority; No Conflict; Required Filings and Consents.

      (a) iPrint and Sub have all requisite corporate power and authority to execute and deliver this Agreement and all other documents to which they are or will be parties (the "iPrint Transaction Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other iPrint Transaction Documents to which iPrint or Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved and authorized by the board of directors of iPrint and Sub and, subject to obtaining the iPrint Stockholder Approval, as defined in Section 6.16, no other actions or proceedings on the part of the iPrint or Sub are necessary to authorize this Agreement and the other iPrint Transaction Documents and the transactions contemplated hereby and thereby. This Agreement has been, and the other iPrint Transaction Documents to which iPrint and/or Sub are parties have been or will be when they are executed by iPrint and/or Sub, as applicable, duly executed and delivered by iPrint and/or Sub and constitute, or will constitute when they are executed by iPrint and/or Sub, as applicable, the valid and binding obligations of iPrint and/or Sub, enforceable against iPrint and/or Sub, as the case may be, in accordance with their respective terms, except as such enforceability may be limited by
   (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally and (ii) general principles of equity.

      (b) The execution and delivery by iPrint and Sub of this Agreement and the other iPrint Transaction Documents to which they are or will be parties do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation or Bylaws of iPrint or Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under, any note, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which iPrint or Sub is a party or by which either of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to iPrint or Sub or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not be reasonably likely to have a Material Adverse Effect on iPrint.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by iPrint in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger together with the required officers' certificates as provided in Section 1.2, with the Secretary of State of the State of California, (ii) the filing of a report on Form 8-K with the SEC,
   (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, including the filing of the Joint Proxy Statement with the SEC pursuant to the Exchange Act and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness of the Registration Statement by the SEC and, to the extent required, filings with various blue sky authorities and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent or materially alter or delay any of the transactions contemplated by this Agreement or be reasonably likely to have a Material Adverse Effect on iPrint.

   SECTION 4.4 SEC Filings; Financial Statements.

      (a) iPrint has timely filed and made available to Wood all forms, reports and documents required to be filed by iPrint with the SEC since January 1, 2000 and all amendments to such reports and documents (collectively, the "iPrint SEC Reports"), the effective registration for the iPrint initial public offering (the "IPO Registration Statement"), and each prospectus used to sell iPrint Common Stock. Each of the iPrint SEC Reports at the time it was filed, the IPO Registration Statement, and each prospectus within the meaning of Section 12 of the Securities Act at the time such prospectus was used in the sale of iPrint Common Stock, (i) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and (ii) did not at any such times contain any untrue statement of a material fact or omit to state a material fact required to be stated in such iPrint SEC Report, IPO Registration Statement or prospectus or necessary in order to make the statements in such iPrint SEC Report, IPO Registration Statement or prospectus, in the light of the circumstances under which they were made, not misleading.

      (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the iPrint SEC Reports, including any iPrint SEC Reports filed after the date of this Agreement until the Closing, complied, or when filed, will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and presented fairly or when filed will present fairly, in all material respects, the consolidated financial position of iPrint and its Subsidiaries as of the respective dates, and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or when filed are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited consolidated balance sheet of iPrint as of March 31, 2001 (the "iPrint Balance Sheet Date") is referred to herein as the "iPrint Balance Sheet."

   SECTION 4.5 Absence of Undisclosed Liabilities; Off-Balance Sheet
Liabilities.

      (a) iPrint and its Subsidiaries do not have any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, other than (i) liabilities reflected or provided for on the iPrint Balance Sheet, (ii) liabilities contemplated by this Agreement (including legal fees and other costs of preparation and implementation hereof), or described in the iPrint SEC Reports, and (iii) normal or recurring liabilities incurred since the iPrint Balance Sheet Date in the ordinary course of business consistent with past practices.

      (b) iPrint's off-balance sheet liabilities, excluding operating leases and letters of credit, do not exceed $1 million.

   SECTION 4.6 Absence of Certain Changes or Events. Since the iPrint Balance Sheet Date, iPrint has conducted its business in the ordinary course and in a manner consistent with past practices and, since such date, iPrint has not:

      (a) suffered any event or occurrence (whether singly or in the aggregate) that has had, or is reasonably likely to have, a Material Adverse Effect on iPrint;

      (b) suffered any damage, destruction or loss, whether covered by insurance or not, having a Material Adverse Effect on iPrint on its properties or business;

      (c) granted any increase in the compensation payable or to become payable by iPrint to its officers or employees;

      (d) declared, set aside or paid any dividend or made any other distribution on or in respect of the shares of its capital stock or other equity interests or declared any direct or indirect redemption, retirement, purchase or other acquisition of such shares or other equity interests;

      (e) issued any shares of its capital stock or any other equity interests or any warrants, rights, or options for, or entered into any commitment relating to such capital stock or any other equity interests;

      (f) made any change in the accounting methods or practices it follows, whether for general financial or tax purposes, or any change in depreciation or amortization policies or rates;

      (g) sold, leased, subleased, abandoned or otherwise disposed of any real property, leasehold interests, machinery, equipment or other operating property other than in the ordinary course of business;

      (h) sold, assigned, transferred, licensed or otherwise disposed of any patent, trademark, trade name, brand name, copyright (or pending application for any patent, trademark or copyright), invention, work of authorship, process, know-how, formula or trade secret or interest thereunder or other material intangible asset (other than end-user licenses entered into pursuant to shrink-wrap or click-through agreements in the ordinary course of business consistent with past practices, in accordance with iPrint's standard form license agreements, copies of which have been provided to
   Wood);

      (i) entered into any material commitment or transaction (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business and consistent with past practices;

      (j) incurred any material liability, except in the ordinary course of business and consistent with past practice;

      (k) permitted or allowed any of its property, leasehold interests or assets to be subjected to any mortgage, deed of trust, pledge, lien, restrictions on transfer, charges, security interest or other encumbrance of any kind, except for liens for current taxes not yet due and purchase money security interests incurred in the ordinary course of business;

      (l) made any capital expenditure or commitment for additions to property, plant or equipment individually in excess of $25,000, or, in the aggregate, in excess of $100,000;

      (m) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets to, or entered into any agreement or arrangement with, any of its officers, directors or shareholders or any affiliate of any of the foregoing, other than employee compensation and benefits and reimbursement of employment related business expenses incurred in the ordinary course of business;

      (n) agreed to take any action described in this Section 4.6 or which would constitute a breach of any of the representations or warranties of iPrint contained in this Agreement; or

      (o) taken any other action that would have required the consent of Wood pursuant to Section 5.2 of this Agreement (and which has not been obtained) had such action occurred after the date of this Agreement.

   SECTION 4.7 Litigation. Except as described in the iPrint SEC Reports, there is no action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal or, to the knowledge of iPrint, threatened against iPrint or any of its properties or officers or directors (in their capacities as such). There is no judgment, decree or order against iPrint or, to the knowledge of iPrint, any of its directors or officers (in their capacities as such) that could prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on iPrint.

   SECTION 4.8 Intellectual Property.

      (a) iPrint owns, is licensed under or otherwise possesses adequate legally enforceable rights to use and practice, without future payment to any person, all patents, trademarks, trade names, service marks, copyrights and mask works, and any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works and all processes, formulas, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary or appropriate to conduct the business of iPrint as currently being conducted, or as currently proposed to be conducted (all of which are referred to as the "iPrint Intellectual Property Rights"), free and clear of all Liens. The foregoing representation as it relates to iPrint Licensed Intellectual Property (as defined below) is limited to iPrint's interest pursuant to licenses from third parties, each of which is in full force and effect, is valid, binding and enforceable and grants iPrint such rights to such intellectual property as are necessary to the business of iPrint as currently conducted or currently proposed to be conducted.

      (b) The iPrint Disclosure Schedule contains an accurate and complete list and description of (i) all patents, patent applications, trademarks, trade names, service marks and registered copyrights and applications therefor included in the iPrint Intellectual Property Rights, including the jurisdictions in which each such iPrint Intellectual Property Right has been issued or registered or in which any such application for such issuance or registration has been filed, (ii) all licenses, sublicenses, development agreements, manufacturing agreements, distribution agreements, options, rights (including marketing rights), and other agreements (other than end-user licenses entered into pursuant to shrink-wrap or click-through agreements in the ordinary course of business consistent with past practices, in accordance with iPrint's standard form license agreements, copies of which have been provided to Wood) to which iPrint is a party and pursuant to which any person is authorized to use any iPrint Intellectual Property Rights or has the right to develop, manufacture, reproduce, market or exploit any product of iPrint (a "iPrint Product") or any adaptation, translation or derivative work based on any iPrint Product or any portion thereof, (iii) all licenses, sublicenses and other agreements to which iPrint is a party and pursuant to which iPrint is authorized to use any third party technology, trade secret, know-how, process, patent, trademark or copyright, including software ("iPrint Licensed Intellectual Property"), which is used in the development or manufacture of, or is incorporated in or forms a part of any iPrint Product (other than licenses for standard off-the-shelf software used in the conduct of iPrint's business), (iv) all joint development agreements to which iPrint is a party, and (v) all agreements with Governmental Entities or other third parties pursuant to which iPrint has obtained funding for research and development activities.

      (c) The execution and delivery of this Agreement and the iPrint Transaction Documents, compliance with its terms hereof and thereof, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) or give rise to any right, license or Lien relating to any iPrint Intellectual

   Property Rights, any of the agreements of Section 4.8(b), or any right of termination, cancellation or acceleration of any iPrint Intellectual Property Rights or any such agreements or any such obligation thereof, or the loss or encumbrance of any iPrint Intellectual Property Rights or benefit related thereto, or result in or require the creation, imposition or extension of any Lien upon any iPrint Intellectual Property Rights or otherwise impair the right of iPrint or its customers to use the iPrint Intellectual Property Rights in the same manner as such iPrint Intellectual Property Rights are currently being used by iPrint or the customers of iPrint.

      (d) All patents and registered trademarks, service marks and copyrights owned by or issued to iPrint which relate to any iPrint Product are valid and subsisting and iPrint has not received any notice challenging or questioning the validity or effectiveness of any of the foregoing. To the knowledge of iPrint, the manufacturing, marketing, licensing or sale of any iPrint Product does not infringe any patent, trademark, trade name, service mark, copyright, mask work right, trade secret or other proprietary right of any third party. iPrint has not (i) been sued in any suit, action or proceeding which involves a claim of infringement of any patent, trademark, trade name, service mark, copyright, mask work right, trade secret or other proprietary right of any third party, (ii) received a notice of any such infringement or (iii) obtained knowledge of any claim challenging or questioning the validity or effectiveness of any license or agreement relating to any iPrint Intellectual Property Rights or to any iPrint Licensed Intellectual Property. There is no outstanding order, writ, injunction, decree, judgment or stipulation by or with any court, administrative agency or arbitration panel regarding patent, copyright, trade secret, trademark, trade name, mask work right or other claims relating to the iPrint Intellectual Property Rights to which iPrint is a party or by which iPrint is bound.

      (e) All designs, drawings, specifications, source code, object code, documentation, flow charts and diagrams incorporated, embodied or reflected in any iPrint Product at any stage of its development were written, developed and created solely and exclusively by (i) employees of iPrint without the assistance of any third party or (ii) third parties who assigned ownership of, or licensed, their rights with respect thereto to iPrint by means of valid and enforceable agreements, which are listed and described in the iPrint Disclosure Schedule and copies of which have been provided to Wood. iPrint has at all times used commercially reasonable efforts to protect its trade secrets. None of the trade secrets of iPrint have been published or disclosed by iPrint or, to the knowledge of iPrint, by any other person, to any person except pursuant to licenses or contracts requiring such other persons to keep such trade secrets confidential.

      (f) iPrint is not in breach of or in default under any obligation of any license, sublicense, development agreement, manufacturing agreement, distributorship or other similar arrangements relating to the iPrint Intellectual Property Rights and, to the knowledge of iPrint, no other party to any such arrangements is in breach or default thereof.

      (g) To the knowledge of iPrint, no person is infringing on or otherwise violating any right of iPrint with respect to any iPrint Intellectual Property Rights.

      (h) iPrint has not assigned, sold or otherwise transferred ownership of, or granted an exclusive license or right to use, any patent, patent application, trademark, mask work right or service mark.

      (i) Neither iPrint nor any of its officers or employees has any patents issued or patent applications pending for any invention of any kind now used or needed by iPrint in the furtherance of its business operations as currently being conducted or as currently proposed to be conducted by iPrint, which patents or applications have not been assigned to iPrint with such assignment duly recorded in the United States Patent Office or with the applicable foreign Governmental Entity.

      (j) Each person currently or formerly employed by iPrint (including consultants and independent contractors, if any) that has or had access to confidential information of iPrint has executed and delivered to iPrint a confidentiality and non-disclosure agreement in one of the forms previously provided to Wood. Neither the execution or delivery of any such agreement by any such person, nor the carrying on by any such person, as an employee, consultant or independent contractor, of iPrint's business as currently conducted and as currently proposed to be conducted, has or will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such persons is obligated.

   SECTION 4.9 Taxes.

      (a) iPrint has accurately prepared and timely filed all returns, information statements and reports required to be filed with any taxing authority relating to any and all Taxes concerning or attributable to iPrint or its operations or subsidiaries (the "iPrint Returns"), and such iPrint Returns are true and correct and have been completed in accordance with applicable law. Such iPrint Returns do not contain (and were not required to contain in order to avoid the imposition of a penalty) a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

      (b) iPrint, as of the Effective Time, (i) will have timely paid all Taxes it is required to pay prior to the Effective Time, (ii) will have withheld all Taxes required to be withheld prior to the Effective Time and deposited and paid any and all such withheld Taxes as required by the appropriate taxing authorities, and (iii) will have complied with all information reporting and backup withholding requirements prior to the Effective Time, including maintenance of required records.

      (c) iPrint is not currently delinquent in the payment of any Tax. There is no Tax deficiency outstanding or assessed or proposed against iPrint that is not reflected as a liability on the iPrint Balance Sheet or set forth on the iPrint Disclosure Schedule; there is no claim for Taxes previously asserted by any taxing authority against iPrint that could reasonably be expected to be asserted in another period; nor has iPrint executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax.

      (d) The amount of iPrint's liability for unpaid Taxes (whether actual or contingent) for all periods through the date hereof do not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) reflected on the iPrint Balance Sheet, other than Taxes which have accrued after the date of such iPrint Balance Sheet in the ordinary course of business and consistent with past practices.

      (e) iPrint is not a party to any tax-sharing agreement or similar arrangement with any other party, and iPrint has not assumed or agreed to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax.

      (f) No iPrint Returns are presently being audited or examined by a government or taxing authority, no such audit is pending, iPrint has not been notified of any request for such an audit or other examination, and iPrint does not have any knowledge of any pending or threatened action, proceeding, audit, investigation or inquiry by any taxing authority.

      (g) Except for the affiliated group of corporations of which iPrint is or was the common parent corporation, iPrint has never been a member of an affiliated group of corporations filing a consolidated federal income tax return.

      (h) iPrint has made available to Wood complete and accurate copies of all iPrint Returns filed for all periods since its inception, and iPrint has not made any election with respect to its Taxes that has not been reflected in the iPrint Tax Returns provided to Wood.

      (i) iPrint has never filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(4) apply to any disposition of assets owned by iPrint.

      (j) iPrint is not a party to any contract, agreement, plan or arrangement (including but not limited to the provisions of this Agreement), covering any employee or contractor, or former employee or contractor of iPrint (or any predecessor entity) which, individually or collectively, has resulted in or could give rise to (in connection with this Agreement or any transaction which might constitute a change of control of iPrint), the payment of any amount that would: (i) as a result of Sections 280G, 404 or 162(m) of the Code, not be fully deductible as an expense of iPrint under applicable law, (ii) subject any employee or contractor, or any former employee or contractor of iPrint, to an excise tax under Section 4999 of the Code, or (iii) subject iPrint to any withholding obligation with respect to such an excise tax under Section 4999 of the Code.

      (k) iPrint has not constituted either a "distributing corporation" or a "controlled corporation" (i) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution of stock qualifying for tax-free treatment under Section 368 which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Combination.

      (l) iPrint has not agreed to make, and is not required to make, any adjustment under Section 481 of the Code by reason of any change in accounting method, except any such adjustment that is required as a result of transactions contemplated by this Agreement.

      (m) None of the assets of iPrint is treated as (1) "tax-exempt use property" within the meaning of Section 168(h) of the Code, (2) assets that are owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code, or (3) directly or indirectly securing any debt the interest on which is tax exempt under Section 103(a) of the Code.

      (n) iPrint is not currently nor has been, a "reporting corporation" subject to the information reporting and record maintenance requirements of
   Section 6038A of the Code and the regulations thereunder.

      (o) iPrint has never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

      (p) There are currently no (and immediately following the Effective Time there will be no) Liens on the assets of iPrint relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

      (q) iPrint has not received any notice from any taxing authority in a jurisdiction where iPrint has not filed iPrint Returns that iPrint may be subject to taxation in that jurisdiction.

      (r) There is currently no limitation on the utilization of iPrint net operating losses, capital losses, built-in losses, tax credits or similar items of iPrint under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).

   SECTION 4.10 Tangible Assets and Real Property.

      (a) iPrint owns or leases all tangible assets and properties which are material to the conduct of its business as currently conducted or which are reflected on the iPrint Balance Sheet or acquired since the iPrint Balance Sheet Date (the "iPrint Material Tangible Assets"). The iPrint Material Tangible Assets are in good operating condition and repair. iPrint has good and marketable title to all iPrint Material Tangible Assets that it owns (except properties, interests in properties and assets sold or otherwise disposed of since the iPrint Balance Sheet Date in the ordinary course of business), free and clear of all Liens, except for Liens for current taxes not yet due and payable. Assuming the due execution and delivery thereof by the other parties thereto, all leases of iPrint Material Tangible Assets to which iPrint is a party are in full force and effect and valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and
   (ii) general principles of equity. The iPrint Disclosure Schedule sets forth a true and correct list of all such leases, and true and correct copies of all such leases have been provided to iPrint.

      (b) The iPrint Disclosure Schedule sets forth a true and complete list of all real property owned by iPrint. iPrint owns in fee, and has good, valid and marketable title to, free and clear of all Liens, each property listed as being owned by it. True and correct copies of all deeds to such real property and all title reports and insurance policies relating thereto have been provided to Wood.

      (c) The iPrint Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or licensed by iPrint and all real property easements, rights of way, licenses, leases and subleases to which iPrint is a party or to which any real property owned by iPrint is subject. Assuming the due execution and delivery thereof by the other parties thereto, all such real property leases, subleases and licenses are in full force and effect and valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and (ii) general principles of equity. True and correct copies all such of real property leases and subleases have been provided to Wood.

   SECTION 4.11 Bank Accounts. The iPrint Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which iPrint maintains accounts of any nature, the type of accounts maintained at each such institution and the names of all persons authorized to draw thereon or make withdrawals therefrom.

   SECTION 4.12 Contracts.

      (a) iPrint is not a party or subject to any agreement, obligation or commitment, written or oral:

          (i) that calls for any fixed or contingent payment or expenditure or any related series of fixed or contingent payments or expenditures by or to iPrint totaling more than $25,000 in any twelve-month period;

          (ii) with agents, advisors, salesmen, sales representatives, independent contractors or consultants that are not cancelable by it on no more than thirty (30) days' notice and without liability, penalty or premium;

          (iii) that restricts iPrint from carrying on anywhere in the world its business or any portion thereof as currently conducted or from carrying on business of any other sort anywhere in the world;

          (iv) to provide funds to or to make any investment in any other person or entity (in the form of a loan, capital contribution or otherwise);

          (v) with respect to obligations as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person or entity;

          (vi) for any borrowing, including, without limitation, line of credit, standby financing, revolving credit or other similar financing arrangement involving an amount in excess of $50,000 per item or $100,000 in the aggregate;

          (vii) with any distributor, original equipment manufacturer, value added remarketer or other person for the distribution of any products of iPrint;

          (viii) with any Governmental Entity or involving the provision of products or services to a Governmental Entity; or

          (ix) that is otherwise material to the business of iPrint as currently being conducted, or as currently proposed to be conducted.

   (b) To the knowledge of iPrint, no party to any such contract, agreement or instrument intends to cancel, withdraw, modify or amend such contract, agreement or instrument.

   (c) Print is not in default under or in breach or violation of, nor is there any valid basis for any claim of default by iPrint under, or breach or violation by iPrint of, any contract, commitment or restriction to which iPrint is a party or by which iPrint or any of its properties or assets is bound or affected. To the knowledge of iPrint, no other party is in default under or in breach or violation of, nor is there any valid basis for any claim of default by any other party under, or any breach of violation by any other party of, any contract, commitment, or restriction to which iPrint is a party or by which iPrint or any of its properties or assets is bound or affected.

   SECTION 4.13 Labor Difficulties. iPrint is not and has not engaged in any unfair labor practice and is not and has not been in violation of any applicable laws respecting employment, employment practices, terms and conditions of employment, wages and hours, overtime pay, temporary workers or workplace health and safety. There is no unfair labor practice complaint against iPrint pending or, to the knowledge of iPrint, threatened before any Governmental Entity. There is no strike, labor dispute, slowdown, or stoppage pending or, to the knowledge of iPrint (nor, to the knowledge of iPrint, does any valid basis for any such complaint exist), threatened against iPrint. iPrint is not and has not been subject to any union organizing activities. iPrint has not experienced any work stoppage or other labor difficulty. To the knowledge of iPrint, (i) the consummation of the transactions contemplated by this Agreement will not have a material adverse effect on its relations with the employees of iPrint, and (ii) none of the employees of iPrint intends to leave their employment, whether as a result of the transactions contemplated by this Agreement or otherwise.

   SECTION 4.14 Trade Regulation. iPrint has not terminated its relationship with or refused to ship any of its products to any dealer, distributor, third party marketing entity or customer which had theretofore paid or been obligated to pay iPrint in excess of $25,000 over any consecutive twelve (12) month period. All of the prices charged by iPrint in connection with the marketing or sale of any of its products or services have been in compliance with all applicable laws and regulations. No claims have been asserted or, to the knowledge of iPrint, threatened against iPrint with respect to the wrongful termination of any dealer, distributor or any other marketing entity, discriminatory pricing, price fixing, unfair competition, false advertising, or any other violation of any laws or regulations relating to anti-competitive practices or unfair trade practices of any kind.

   SECTION 4.15 Environmental Matters.

      (a) There are no Environmental Claims (as defined in Section 3.16(i) hereof) pending or, to the knowledge of iPrint, threatened (i) against iPrint or (ii) against any real or personal property or operations which iPrint owns, leases, occupies, possesses or manages, in whole or in part.

      (b) There have been no Releases (as defined in Section 3.16(i) hereof) of any Hazardous Material (as defined in Section 3.16(i) hereof) that are reasonably likely to form the basis of any Environmental Claim against iPrint.

      (c) At all times, iPrint has transported, stored, used, manufactured, treated, generated, handled, disposed of or arranged for the disposition of, released or exposed its employees or others to Hazardous Materials in material compliance with all laws, rules, regulations, orders or treaties promulgated by any Governmental Entity.

      (d) iPrint currently holds all environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of its business as such business is currently being conducted and is in material compliance with all such Environmental Permits. No environmental report, closure activity, investigation or assessment, and no notification to or approval, consent or authorization from, any Governmental Entity with jurisdiction regarding environmental matters or Hazardous Materials, the lack of which would have a Material Adverse Effect on iPrint, is required to be obtained by iPrint, either before or after the Effective Time, in connection with any of the transactions contemplated by this Agreement.

      (e) iPrint has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that is reasonably likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of iPrint) whose liability iPrint has or may have retained or assumed either contractually or by operation of law or against any real or personal property which iPrint formerly owned, leased or managed, in whole or in part.

      (f) iPrint has provided Wood with copies (or, if not available, accurate written summaries) of all environmental investigations, studies, audits, reviews and other analyses conducted by or on behalf, or which otherwise are in the possession, of iPrint respecting any facility, site or other property iPrint currently owns or operates.

      (g) To the knowledge of iPrint, no underground storage tanks or underground improvements, including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells are or were present under any property that iPrint has at any time owned, operated, occupied or leased.

      (h) To the knowledge of iPrint, no asbestos or asbestos-containing material, formaldehyde or insulating material containing urea formaldehyde, or material containing polychlorinated biphenyls is present in, on, or at any real property or facility or equipment that iPrint has at any time owned, operated, occupied or leased.

   SECTION 4.16 Employee Benefit Plans.

      (a) iPrint has set forth in the iPrint Disclosure Schedule a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits, or other benefits, whether written or unwritten, including, without limitation, each "employee benefit plan" within the meaning of Section 3(3) of ERISA which is or has been sponsored, maintained, contributed to, or required to be contributed to by iPrint, any subsidiary of iPrint and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) which is or, at any relevant time, was treated as a single employer with iPrint within the meaning of Section 414(b), (c), (m) or (o) of the Code, (a "iPrint ERISA Affiliate") for the benefit of any person who performs or who has performed services for iPrint or with respect to which iPrint, any subsidiary, or iPrint ERISA Affiliate has or may have any liability (including, without limitation, contingent liability) or obligation (collectively, the "iPrint Employee Plans").

      (b) Documents. iPrint has furnished to Wood true and complete copies of documents embodying each of the iPrint Employee Plans and related plan documents, including (without limitation) the most recent determination or opinion letter, trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, summary of material modifications, compliance and nondiscrimination tests for the last three plan years, Form 5500 reports filed for the last three plan years, standard COBRA forms and related notices, and registration statements and prospectuses.

      (c) Compliance. (i) Each iPrint Employee Plan has been administered in all material respects in accordance with its terms and is in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code); (ii) any iPrint Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination or opinion letter as to its qualified status under the Code, including Sections 409 and 4975(e)(7) of the Code, if applicable, and all amendments to the Code which are currently effective, or has time remaining to apply under applicable regulations or pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of the iPrint Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (iv) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any iPrint Employee Plan; (v) none of iPrint, any subsidiary or any iPrint ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA; (vi) all contributions required to be made by iPrint, any subsidiary or iPrint ERISA Affiliate to any iPrint Employee Plan have been timely paid or accrued; (vii) each iPrint Employee Plan subject to ERISA, has timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all required notices and reports to employees; (viii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of iPrint is threatened, against or with respect to any such iPrint Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor; and (ix) there has been no amendment to, written interpretation or announcement by iPrint, any subsidiary or iPrint ERISA Affiliate which would materially increase the expense of maintaining any iPrint Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in iPrint's financial statements.

      (d) No Title IV or Multiemployer Plan. None of iPrint, any subsidiary or any iPrint ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including, without limitation, any contingent liability) under any "multiemployer plan" (as defined in Section 3(37) of ERISA) or to any "pension plan" (as defined in
   Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. None of iPrint, any subsidiary or any iPrint ERISA Affiliate has any actual or potential withdrawal liability (including, without limitation, any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

      (e) COBRA, FMLA, HIPAA, Cancer Rights. With respect to each iPrint Employee Plan, iPrint and each of its United States subsidiaries have complied in all material respects with and have no unsatisfied obligations under (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998.

      (f) iPrint is not a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of iPrint, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving iPrint of the nature contemplated by this Agreement, (iii) agreement with any officer of iPrint providing any term of employment or compensation guarantee or for the payment of compensation in excess of $100,000 per annum, or (iv) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      (g) No benefit payable or which may become payable by iPrint pursuant to any iPrint Employee Plan or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each iPrint Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to iPrint or Wood (other than ordinary administration expenses typically incurred in a termination event).

   SECTION 4.17 Compliance with Laws. iPrint has complied with, is not in violation of, and has not received any notices of violation with respect to, any statute, law, order, permit or regulation applicable to the ownership or operation of its business, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect on iPrint.

   Section 4.18 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon iPrint which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of iPrint, any acquisition of property by iPrint or the conduct of business by iPrint as currently being conducted or as currently proposed to be conducted.

   SECTION 4.19 Governmental Authorization. iPrint has obtained each governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for the operation of the business of iPrint (collectively, the "iPrint Authorizations"), and all of such iPrint Authorizations are in full force and effect. iPrint has provided Wood with a complete written list of all iPrint Authorizations. iPrint has not nor, to the knowledge of iPrint, has any employee of iPrint received any notice from a Governmental Entity of its intention to cancel, terminate or not renew any iPrint Authorization.

   SECTION 4.20 Insurance. iPrint has insurance policies of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of iPrint. The iPrint Disclosure Schedule contains a list of all such policies. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by or on behalf of the underwriters of such policies. All premiums due and payable under all policies currently in force or issued in the past have been paid, and iPrint is otherwise in compliance with the terms of such policies. iPrint has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies. No policy currently in force or issued to iPrint in the past is subject to any retrospective rating or retrospective premium provision, premium recapture provision, or similar provision.

   SECTION 4.21 No Existing Discussions. As of the date hereof, iPrint is not engaged, directly or indirectly, in any discussions or negotiations with any party other than Wood with respect to a iPrint Transaction Proposal (as defined in Section 6.1).

   SECTION 4.22 Real Property Holding Corporation. iPrint is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

   SECTION 4.23 Corporate Documents. iPrint has made available to Wood, or its representatives, for its examination (i) its minute book containing all records required to be set forth of all proceedings, consents, actions, and meetings of the stockholders, the board of directors and any committees thereof and (ii) all permits, orders, and consents issued by any Governmental Entity currently in effect with respect to iPrint. The corporate minute books and other corporate records of iPrint are complete and accurate in all material respects, and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. All actions reflected in such books and records were duly and validly taken in compliance with the laws of the applicable jurisdiction. iPrint has delivered or made available to Wood or its representatives true and complete copies of all documents which are referred to in this Article IV or in the iPrint Disclosure Schedule.

   SECTION 4.24 Aliens. All employees of iPrint are, to the knowledge of iPrint (including any constructive knowledge the IRCA may deem iPrint to have), (i) citizens of the United States or (ii) not citizens of the United States, but, in accordance with the IRCA and other applicable federal governmental requirements, are either (A) immigrants authorized to work in the United States or (B) nonimmigrants authorized to work in the United States for iPrint in their specific jobs. Since November 6, 1986 iPrint has not (i) hired (or by reason of any contract, subcontract or exchange is considered for purposes of the IRCA to have hired) an alien in the United States to perform labor or services with knowledge (as determined in accordance with the IRCA) that the alien is an unauthorized alien with respect to performing that labor or those services, (ii) continued the employment of any employee hired after November 6, 1986 with knowledge (as determined in accordance with the IRCA) that the employee is or has become an unauthorized alien with respect to that employment or (iii) directly or indirectly in violation of the IRCA required any individual it has hired to post a bond or security or provide any other financial assurance to it against any potential liability under the IRCA as a result of that hire. iPrint has obtained, completed and maintained Form I-9s in accordance with, and has otherwise complied with the record-keeping requirements of, the IRCA.

   SECTION 4.25 Opinion of Financial Advisor. iPrint has received the opinion of U.S. Bancorp Piper Jaffray Inc. ("Piper Jaffray") to the effect that, as of June 22, 2001, the Combination Consideration is fair from a financial point of view to iPrint. iPrint has delivered to Wood a copy of the agreement between iPrint and Piper Jaffray.

   SECTION 4.26 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by iPrint or any of its accountants, counsel or other authorized representatives for inclusion in (a) the

Registration Statement or (b) the Joint Proxy Statement will, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments or supplements thereto and at the time of the meeting of the stockholders of iPrint to be held in connection with the Combination, or, in the case of the Registration Statement and any amendments thereto, at the time it is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, it being understood and agreed that no representation or warranty is made by iPrint with respect to any information supplied by Wood or its accountants, counsel or other authorized representatives. If at any time prior to the Effective Time any event with respect to iPrint, its officers and directors or any of its subsidiaries shall occur which is or should be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such event shall be so described and the presentation in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading in any material respect or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Registration Statement will comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act.

   SECTION 4.27 Board Approval; Vote Required.

      (a) The board of directors of iPrint, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) approved this Agreement and Combination and (ii) recommended that the stockholders of iPrint approve the iPrint Proposal, as defined in Section 6.14, including the issuance of iPrint Common Stock in connection with the Combination.

      (b) The approval of the iPrint Proposal, as defined in Section 6.14, by the affirmative vote of the holders of two-thirds of iPrint Common Stock is the only vote of the holders of any class or series of the capital stock of iPrint or any of its subsidiaries required to approve the iPrint Proposal.

   SECTION 4.28 Brokers' and Finders' Fees. Except for $350,000 in fees payable to Piper Jaffray, iPrint has not incurred, nor will it incur, directly or indirectly, any liability for brokers' or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   SECTION 4.29 Accounts Receivable. The accounts receivable shown on the iPrint Balance Sheet arose in the ordinary course of business and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts (such allowance not exceeding 10% of the book amounts) and returns provided for in the iPrint Balance Sheet. The accounts receivable of iPrint arising after the iPrint Balance Sheet Date and prior to the Closing Date arose, or will arise, in the ordinary course of business and have been collected or will be collectible in the book amounts thereof, less allowances for doubtful accounts and returns determined in accordance with GAAP and the past practices of iPrint. None of such accounts receivable is subject to any claim of offset or recoupment or counterclaim, and iPrint has no knowledge of any specific facts that would be likely to give rise to any such claim. No amount of such accounts receivable is contingent upon the performance by iPrint of any obligation and no agreement for deduction or discount has been made with respect to any such accounts receivable.

   SECTION 4.30 Inventories. iPrint does not have any inventories.

   SECTION 4.31 Employees and Consultants. The iPrint Disclosure Schedule contains a list of the names of all employees and consultants of each Combined Entity as of the date of this Agreement and their salaries or wages, other compensation, dates of employment and positions.

   SECTION 4.32 Interested Party Transactions.

      (a) No director, officer or shareholder of iPrint has any interest in (i) any equipment or other property or asset, real or personal, tangible or intangible, including, without limitation, any of the iPrint Intellectual Property Rights, used in connection with or pertaining to the business of iPrint, (ii) any creditor, supplier, customer, manufacturer, agent, representative, or distributor of any of the products of iPrint, (iii) any entity that competes iPrint, or with which iPrint is affiliated or has a business relationship, or (iv) any agreement, obligation or commitment, written or oral, to which iPrint is a party; provided, however, that no such person shall be deemed to have such an interest solely by virtue of ownership of less than one percent (1%) of the outstanding stock or debt securities of any company whose stock or debt securities are traded on a recognized stock exchange or quoted on the Nasdaq National Market.

      (b) Except as contemplated by the iPrint Transaction Documents, iPrint is not a party to any (i) agreement with any officer or other employee of iPrint the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving iPrint in the nature of any of the transactions contemplated by this Agreement, or
   (ii) agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

   SECTION 4.33 Change in Control and Severance Payments. iPrint has no plans, programs or agreements to which is a parties, or to which it is subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, a change of control of iPrint (including by reason of the consummation of the Combination) or otherwise upon termination of employment of any individual with iPrint.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

   SECTION 5.1 Covenants of Wood. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Wood agrees (except to the extent that iPrint shall otherwise consent in writing), to, and to cause each of the other Acquired Entities to, carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay Taxes when due, to pay or perform its obligations when due in the ordinary course and consistent with past practices, and, to the extent consistent with such business, to use all commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. Wood shall promptly notify iPrint of any event or occurrence not in the ordinary course of business of the Combined Entities where such event or occurrence would result in a breach of any covenant of Wood set forth in this Agreement or cause any representation or warranty of Wood set forth in this Agreement to be untrue as of the date of, or giving effect to, such event or occurrence. Without limiting the foregoing, except as expressly contemplated by this Agreement, or set forth on the Wood Disclosure Schedule, Wood shall not, without the prior written consent of iPrint:

      (a) Grant or accelerate, amend or change the period of vesting or exercisability of options, stock appreciation rights, stock purchase rights or restricted stock granted under any employee stock plan of Wood or authorize cash payments in exchange for, or in settlement of, any options or other rights granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement; provided, however, that Wood may grant options to purchase up to an aggregate of 300,000 shares of Wood Common Stock pursuant to the Wood Stock Option Plans on terms and conditions (i) substantially similar to the terms and conditions (including vesting provisions) of the stock options outstanding under the Wood Stock Option Plans as of the date hereof and (ii) which expressly allow for the assumption of such options in connection with the Combination;

      (b) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Wood Intellectual Property Rights other than in the ordinary course of business consistent with past practices;

      (c) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

      (d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, except as otherwise provided in Section 5.1(a) and other than the issuance of shares of Wood Common Stock upon the exercise of stock options;

      (e) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets;

      (f) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Wood, except for transactions entered into in the ordinary course of business;

      (g) Take any action to (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any non-officer employee, except in accordance with past practices,
   (iv) enter into any collective bargaining agreement, or (v) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, stock appreciation right, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

      (h) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business or pursuant to audit or review of its financial statements as contemplated by Section 6.20(a) hereof;

      (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice, provided that subject to the total commercial debt ceiling of twelve million dollars ($12,000,000), Wood shall be entitled to refinance or restructure its lines of credit with Comerica Bank, Washington Mutual Bank, F.A. or other commercial financial institutions;

      (j) Amend or propose to amend its Articles of Incorporation, Bylaws or other charter documents, except as contemplated by this Agreement;

      (k) Incur or commit to incur any individual capital expenditure in excess of $25,000 or aggregate capital expenditures in excess of $100,000, in addition to the existing commitments set forth in the Wood Disclosure Schedule;

      (l) Enter into or amend any agreements or amendments to existing agreements pursuant to which any third party is granted exclusive marketing or distribution rights with respect to any product of any Combined Entity;

      (m) Amend or terminate any contract, agreement or license to which it is a party, except in the ordinary course of business;

      (n) Waive or release any right or claim, except in the ordinary course of business;

      (o) Make, change or revoke any other material election with respect to Taxes or enter into or amend any material agreement or settlement with any taxing authority;

      (p) Initiate or settle any litigation or arbitration proceeding for any claimed amount exceeding $25,000; or

      (q) Agree, in writing or otherwise, to take any of the actions described in paragraphs (a) through (p) above, or any action which is reasonably likely to make any of Wood's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

   SECTION 5.2 Covenants of iPrint. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, iPrint agrees (except to the extent that Wood shall otherwise consent in writing), to, and to cause each of its Subsidiaries to, carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due, to pay or perform its other obligations when due in the ordinary course and consistent with past practices and, to the extent consistent with such business, to use all commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. iPrint shall promptly notify Wood of any event or occurrence not in the ordinary course of business of iPrint where such event or occurrence would result in a breach of any covenant of iPrint set forth in this Agreement or cause any representation or warranty of iPrint set forth in this Agreement to be untrue as of the date of, or giving effect to, such event or occurrence. Without limiting the foregoing, except as expressly contemplated by this Agreement, or set forth on the iPrint Disclosure Schedule, iPrint shall not, without the prior written consent of Wood:

      (a) Grant or accelerate, amend or change the period of vesting or exercisability of options, stock appreciation rights, stock purchase rights or restricted stock granted under any employee stock plan of iPrint or authorize cash payments in exchange for, or in settlement of, any options or other rights granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement and not subject to the discretion of the board of directors of iPrint; provided, however, that iPrint may grant options to purchase up to an aggregate of 300,000 shares of iPrint Common Stock pursuant to iPrint's 1997 Stock Option Plan on terms and conditions substantially similar to the terms and conditions (including vesting provisions) of the stock options outstanding under iPrint's 1997 Stock Option Plan as of the date hereof;

      (b) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the iPrint Intellectual Property Rights other than in the ordinary course of business consistent with past practices;

      (c) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

      (d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, except as otherwise provided in Section 5.2(a) and other than the issuance of shares of iPrint Common Stock upon the exercise of stock options or warrants;

      (e) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets;

      (f) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of iPrint, except for transactions entered into in the ordinary course of business;

      (g) Take any action to (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any non-officer employee, except in accordance with past practices,
   (iv) enter into any collective bargaining agreement, or (v) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, stock appreciation right, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

      (h) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

      (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice;

      (j) Amend or propose to amend its Certificate of Incorporation, Bylaws or other charter documents, except as contemplated by this Agreement;

      (k) Incur or commit to incur any individual capital expenditure in excess of $25,000 or aggregate capital expenditures in excess of $100,000, in addition to the existing commitments set forth in the iPrint Disclosure Schedule;

      (l) Enter into or amend any agreements or amendments to existing agreements pursuant to which any third party is granted exclusive marketing or distribution rights with respect to any product of any Combined Entity;

      (m) Amend or terminate any contract, agreement or license to which it is a party, except in the ordinary course of business;

      (n) Waive or release any right or claim, except in the ordinary course of business;

      (o) Make, change or revoke any other material election with respect to Taxes or enter into or amend any material agreement or settlement with any taxing authority;

      (p) Initiate or settle any litigation or arbitration proceeding for any claimed amount exceeding $25,000; or

      (q) Agree, in writing or otherwise, to take any of the actions described in paragraphs (a) through (p) above, or any action which is reasonably likely to make any of iPrint's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

   SECTION 5.3 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of iPrint and Wood shall confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Combination and the transactions contemplated hereby.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

   SECTION 6.1 No Solicitation.

      (a) During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, Wood shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) take any action to solicit, initiate, encourage or support any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer, but excluding sales pursuant to any exercise of outstanding stock options granted under the Wood Stock Option Plans) or similar transactions involving Wood, other than the transactions contemplated or expressly permitted by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Wood Transaction Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Wood Transaction Proposal, or (iii) agree to, approve or recommend any Wood Transaction Proposal.

      (b) Wood shall notify iPrint no later than twenty-four (24) hours after receipt by Wood (or its advisors) of any Wood Transaction Proposal or any request for nonpublic information in connection with a Wood Transaction Proposal or for access to the properties, books or records of Wood by any person or entity that informs Wood that it is considering making, or has made, a Wood Transaction Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

      (c) During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, iPrint shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) take any action to solicit, initiate, encourage or support any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer, but excluding sales pursuant to any exercise of outstanding stock options granted under the iPrint Stock Option Plans) or similar transactions involving iPrint, other than the transactions contemplated or expressly permitted by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "iPrint Transaction Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any iPrint Transaction Proposal, or (iii) agree to, approve or recommend any iPrint Transaction Proposal.

      (d) iPrint shall notify Wood no later than twenty-four (24) hours after receipt by iPrint (or its advisors) of any iPrint Transaction Proposal or any request for nonpublic information in connection with a iPrint Transaction Proposal or for access to the properties, books or records of iPrint by any person or entity that informs iPrint that it is considering making, or has made, a iPrint Transaction Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

   SECTION 6.2 Consents. Each of iPrint and Wood shall use all reasonable efforts to obtain all necessary consents, waivers, permits and approvals under any of iPrint's or Wood's agreements, contracts, licenses or leases as may be necessary or advisable to consummate the Combination and the other transactions contemplated by this Agreement.

   SECTION 6.3 Access to Information. Upon reasonable notice, each party shall afford to the officers, employees, accountants, counsel and other representatives of any other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each party shall furnish promptly to such other party or its representatives all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will treat any such information which is nonpublic in confidence in accordance with the Mutual Confidentiality Agreement dated April 3, 2001 (the "Confidentiality Agreement") between iPrint and Wood, which Confidentiality Agreement shall continue in full force and effect in accordance with their terms. No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Combination.

   SECTION 6.4 Legal Conditions to Combination. Each of iPrint and Wood shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Combination (which actions shall include, without limitation, furnishing all information in connection with approvals of or filings with any Governmental Entity) and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their Subsidiaries in connection with the Combination. Each of iPrint and Wood shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other third party, required to be obtained or made by Wood, iPrint or any of their Subsidiaries in connection with the Combination or the taking of any action contemplated thereby or by this Agreement and to enable the Closing to occur as promptly as practicable.

   SECTION 6.5 Public Disclosure. iPrint and Wood shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Combination or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by the rules or regulations of the SEC or the NASDAQ, and shall make diligent efforts to consult prior to release of any such required disclosure.

   SECTION 6.6 Tax-Free Reorganization. iPrint and Wood each intend that the Combination shall qualify for treatment as a reorganization within the meaning of Section 368(a) of the Code. iPrint and Wood each agree to refrain from taking any action inconsistent with such intended treatment. iPrint and Wood agree to make reasonable representations as requested by counsel to iPrint and Wood with respect to the rendering of the opinions required pursuant to Section 7.1(d).

   SECTION 6.7 Employment Matters. Prior to the Closing Date, iPrint will make offers of "at will" employment to all employees of Wood recommended by a steering committee comprised of persons mutually appointed by the parties, such offers to be conditioned upon the consummation of the Combination. All Wood employees whose employment will not be continued by the Surviving Corporation will be terminated by Wood prior to the Closing Date.

   SECTION 6.8 Termination of Plans. Wood agrees to terminate both its ESOP and 401(k) plan immediately prior to the Effective Time, unless iPrint, in its sole and absolute discretion, agrees to sponsor and maintain either or both plans by providing Wood with written notice of such election at least three (3) days before the Closing Date. Unless iPrint provides such notice, Wood shall deliver to iPrint evidence that Wood's ESOP and 401(k) plan have been terminated pursuant to resolutions of Wood's board of directors (the form and substance of which resolutions shall be subject to review and approval of iPrint), effective as of the day immediately preceding the Closing Date.

   SECTION 6.9 Additional Agreements; Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use its respective best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Wood or Sub, the proper officers and directors of each party to this Agreement shall take all such necessary action.

   SECTION 6.10 Expenses. Whether or not the Combination is consummated, and subject to Section 6.20 hereof, the parties shall each pay their own legal, accounting, financial advisory and consulting fees and other out-of-pocket expenses related to the negotiation, preparation and carrying out of this Agreement and the transactions herein contemplated, provided that if the Combination is consummated, Parent Corporation shall pay such obligations of the Surviving Corporation as accounted for promptly following the Effective Time.

   SECTION 6.11 Board of Directors; Amendment of Certificate of Incorporation.

      (a) iPrint shall take all necessary corporate action such that upon the Closing, (i) the number of directors on the Parent Corporation board of directors shall be fixed at seven (7), (ii) the iPrint board of directors shall be comprised of the following six (6) directors: Monte Wood, Royal Farros, James McCormick, J.A. Heidi Roizen, Peter Dalton and Edward Driscoll. The one remaining vacant seat on the board of directors of Parent Corporation as of the Closing Date shall be filled by a member appointed by the board of directors of Parent Corporation in accordance with the provisions described below in Section 6.11(b).

      (b) Prior to the iPrint Stockholders Meeting (as defined in Section 6.14(a)), the Board of Directors shall have adopted, subject to the iPrint Stockholder Approval (as defined in Section 6.14(a)), an amendment to the Certificate of Incorporation of iPrint in the form hereof as Exhibit H such that for a period of one (1) year following the Closing Date: (i) the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) of the authorized directors shall be required to (A) fill any vacancies on the board of directors, (B) nominate any new members of the board of directors, or (C) increase the size of the board of directors and (ii) any amendment of the foregoing provisions shall require the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of iPrint.

   SECTION 6.12 Updating Schedules. After execution of this Agreement and prior to the Effective Time, each of iPrint and Wood will promptly supplement or amend its respective Disclosure Schedule to reflect any matter that, if existing, occurring or known on the date set forth or discussed in such Disclosure Schedules, should have been so disclosed, or which is necessary to correct any information in such Disclosure Schedules which was or has been rendered inaccurate thereby; provided, however, that for the purpose of determining the rights and obligations of the parties under this Agreement, any such supplemental or amended disclosure by either party shall not be deemed to have been disclosed as of the date hereof or to constitute part of or an amendment or supplement to such party's Disclosure Schedule or to cure any breach or inaccuracy of a representation or warranty unless so agreed to in writing by the other party.

   SECTION 6.13 Wood Shareholder Approval. Wood, acting through its board of directors, in accordance with applicable law, its Articles of Incorporation, as amended, and Bylaws, as amended, will:

      (a) duly call, give notice of, convene and hold a special meeting of its shareholders (the "Shareholders Meeting"), to be held (on a date selected by Wood in consultation with the iPrint) as soon as practicable after the Registration Statement (as defined in Section 6.14(b)) is declared effective, for the purpose of submitting this Agreement, the Combination and the other transactions contemplated hereby, as a single proposal (the "Wood Proposal") for adoption and approval by the required vote of the holders of Wood Common Stock as set forth in Section 3.31(b) hereof (the "Wood Shareholder Approval");

      (b) cooperate with iPrint in preparing and filing with the SEC as promptly as practicable after the date of this Agreement a Joint Proxy Statement/Prospectus and related materials (the "Joint Proxy Statement") with respect to the Shareholders Meeting satisfying the requirements of the Securities Act, and the Exchange Act, respond promptly to any comments raised by the SEC with respect to the preliminary version of the Joint Proxy Statement, use all its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable and cause the definitive version of the Joint Proxy Statement to be mailed to its shareholders as soon as it is legally permitted to do so;

      (c) provide iPrint with the information concerning Wood required to be included in the Joint Proxy Statement and the Registration Statement (as defined in Section 6.14(b)) which information shall not, on the date the Joint Proxy Statement is first mailed to Wood's shareholders or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication which has become false or misleading; and

      (d) include in the Joint Proxy Statement the recommendation of the board of directors of Wood that the shareholders of Wood vote in favor of adoption and approval of the Wood Proposal.

   SECTION 6.14 iPrint Stockholder Approval. iPrint, acting through its board of directors, in accordance with applicable law, its Certificate of Incorporation and Bylaws and the rules and listing requirements of the NASDAQ, will:

      (a) duly call, give notice of, convene and hold a special meeting of its stockholders (the "iPrint Stockholders Meeting"), to be held as soon as practicable after the Registration Statement is declared effective, for the purpose of submitting, each as a single proposal, the proposals adopted by the board of directors of iPrint to (i) issue shares of iPrint Common Stock pursuant to the Combination (the "Share Issuance"), (ii) increase the number of shares of iPrint Common Stock reserved under iPrint's 1997 Stock Option Plan to an amount (after giving regard to the current provisions of iPrint's 1997 Stock Option Plan) such that the number of shares available for grants therein does not exceed ten percent (10%) of the pro-forma outstanding shares as of the Closing, and (iii) amend the Certificate of Incorporation of iPrint as contemplated in Section 6.11(b) (collectively, the "iPrint Proposal") for adoption and approval by the required vote of the holders of iPrint Common Stock as set forth in Section 4.27(b) hereof (the "iPrint Stockholder Approval");

      (b) file with the SEC as promptly as practicable after the date of this Agreement a Registration Statement on Form S-4 (which will include the Joint Proxy Statement) complying in all material respects with the Securities Act and the Exchange Act registering the issuance of the iPrint Common Stock proposed to be issued by iPrint pursuant to the Combination (the "Registration Statement"), respond promptly to any comments raised by the SEC with respect to the preliminary version of the Joint Proxy Statement or the Registration Statement, use all its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable and cause the definitive version of the Joint Proxy Statement to be mailed to its stockholders as soon as it is legally permitted to do so;

      (c) provide Wood with the information concerning iPrint and Sub required to be included in the Joint Proxy Statement and the Registration Statement which information shall not, on the date the Joint Proxy Statement is first mailed to iPrint's stockholders or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication which has become false or misleading; and

      (d) include in the Joint Proxy Statement (i) the recommendation of the board of directors of iPrint that the stockholders of iPrint vote in favor of adoption and approval of the iPrint Proposal and (ii) the written opinion dated as of June 22, 2001 of Piper Jaffray, financial advisor to the board of directors of iPrint, to the effect that the Combination Consideration is fair, from a financial point of view, to iPrint.

   SECTION 6.15 Cooperation. Each party will promptly advise the other of its receipt of, and will promptly furnish the other party with copies of, all comments received from the SEC with respect to the Registration Statement and the Joint Proxy Statement and will consult with the other party in responding to such comments.

   SECTION 6.16 Proxy Materials. As soon as practicable after the date hereof, iPrint, Wood and Sub will prepare and file the Joint Proxy Statement that will be included in the Registration Statement containing (i) the Joint Proxy Statement relating to the Wood Proposal and the iPrint Proposal to be presented at the Shareholders Meeting and the iPrint Stockholders Meeting, respectively and (ii) a prospectus relating to the Share Issuance to be conducted in connection with the Combination. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with all applicable laws, including the Securities Act and the Exchange Act.

   SECTION 6.17 Directors and Officers of Subsidiaries. The parties agree that the officers and directors of the Surviving Corporation immediately after the Closing shall be as named in Section 1.5 hereof, and the parties agree to take or cause to be taken all actions necessary to elect or nominate and qualify such persons for such offices or directorships.

   SECTION 6.18 Wood Options.

      (a) Subject to Section 6.18(b), at the Effective Time, each Wood Option, whether vested or unvested, will be assumed by iPrint. Section 6.18 of the Wood Disclosure Schedule hereto sets forth a true and complete list as of the date hereof of all holders of Wood Options, including the number of shares of Wood Common Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Wood shall deliver to iPrint an updated Section
   6.18 of the Wood Disclosure Schedule hereto current as of such date. Each such option so assumed by iPrint under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Wood Stock Option Plans and any other document governing such option immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of iPrint Common Stock equal to the product of the number of shares of Wood Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of iPrint Common Stock, (ii) the per share exercise price for the shares of iPrint Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Wood Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole tenth of a cent, and (iii) any restriction on the exercisability of such Wood Option shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Wood Option shall remain unchanged. Consistent with the terms of the Wood Stock Option Plans and the documents governing the outstanding options under such Plans, the Combination will not terminate any of the outstanding options under the Wood Stock Option Plans or accelerate the exercisability or vesting of such options or the shares of iPrint Common Stock which will be subject to those options upon the iPrint's assumption of the options in the Combination. It is the intention of the parties that the options so assumed by iPrint following the Effective Time will remain incentive stock options as defined in Section 4 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time.

      (b) With respect to any Wood Option that is not assumable by iPrint pursuant to Section 6.18(a) due to restrictions imposed by the Wood Stock Option Plans or any other document governing such option or otherwise, Wood shall use commercially reasonable efforts to cause any and all holders of such non-assumable options to consent in writing to the assumption of such options by iPrint upon the Closing.

   SECTION 6.19 Form S-8. iPrint agrees to file, no later than 15 days after the Closing, a registration statement on Forms S-8 covering the shares of iPrint Common Stock issuable pursuant to outstanding options under the Wood Stock Option Plans assumed by iPrint which are held by persons for whom a Form S-8 registration statement is available. Wood shall cooperate with and assist iPrint in the preparation of such registration statement.

   SECTION 6.20 Financial Statements of Wood; Restatements.

      (a) As soon as practicable after the date hereof, but in no event later than thirty (30) days following the date hereof and at iPrint's sole expense, Wood shall deliver to iPrint its audited financial statements of Wood for the years ended December 31, 1998, 1999 and 2000 which shall have been prepared in accordance with GAAP and in anticipation of consolidating its pro-forma financial statements with iPrint, as audited by a "Big 5" accounting firm designated by iPrint (the "Wood Audited Financials"). Additionally, Wood shall cause the accounting firm so designated, at the sole expense of iPrint, to review its unaudited financial statements for any existing and prospective fiscal quarters (up through the Closing) ending after December 31, 2000.

      (b) The restatements of Wood's revenues or expenses pursuant to the audit or review in connection with Section 6.20(a), above, shall not reflect a negative deviation (from the figures reflected in Wood's "pre-audit" or "pre-review" financial statements) exceeding 10% (i) as to each of Wood's fiscal years 1998, 1999 and 2000, or (ii) in the aggregate, of all of Wood's fiscal quarters up through the Closing.

   SECTION 6.21 Additional Financing. Between the date hereof and the initial mailing date of the Joint Proxy Statement to the shareholders of Wood and the stockholders of iPrint, the parties mutually shall use their commercially reasonable efforts to procure additional financing for the combined companies as a result of the Combination on terms and conditions reasonably satisfactory to iPrint and Wood.

   SECTION 6.22 Directors' and Officers' Indemnification. For six (6) years after the Effective Time, the Parent Corporation and the Surviving Corporation (or any successor to each of them) shall indemnify, defend and hold harmless each present and former officer and director of Wood, and each person who becomes any of the foregoing prior to the Effective Time against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent Corporation or the Surviving Corporation with such consent not to be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under applicable California law and provided under the terms of the Articles of Incorporation or Bylaws of Wood, provided, however, that nothing herein shall limit the Parent Corporation's rights set forth in Article VIII or the Escrow Agreement.

   SECTION 6.23 Affiliate Agreements. Schedule 6.23 sets forth those persons who, in Wood's reasonable judgment are "affiliates" of Wood within the meaning of Rule 145 (each such person a "Wood Affiliate"). Wood shall provide iPrint such information and documents as iPrint shall reasonably request for purposes of reviewing such list. Wood shall deliver or cause to be delivered to iPrint, promptly following the execution of this Agreement (and in any case prior to the Closing) from each of the Wood Affiliates, an executed Affiliate Agreement in the form attached hereto as Exhibit I (the "Affiliate Agreements"). iPrint shall be entitled to place appropriate legends on the certificates evidencing any iPrint Common Stock to be received by such Wood Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for iPrint Common Stock, consistent with the terms of such Affiliate Agreements.

   SECTION 6.24 Termination of Restricted Stock Agreement. The Restricted Stock Purchase Agreement, dated January 17, 1997, and entered into by and among Wood and certain employees and former employees of Wood (the "Restricted Stock Purchase Agreement"), shall be terminated, not later than the consummation of the Combination.

   SECTION 6.25 Listing of Additional Shares. Prior to the Effective Time, iPrint shall use commercially reasonable efforts to file with NASDAQ a Notification Form for Listing of Additional Shares with respect to the Combination Consideration to be issued upon conversion of Wood Capital Stock pursuant to Section 2.2 and upon exercise of stock options assumed by iPrint pursuant to Section 6.18.

                                  ARTICLE VII

                             CONDITIONS TO MERGER

   SECTION 7.1 Conditions to Each Party's Obligation to Effect the Combination. The respective obligations of each party to this Agreement to effect the Combination shall be subject to the satisfaction, or to the extent permitted by law, waiver by both parties, on or prior to the Closing Date of the following conditions:

      (a) The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no action, suit or proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing and all necessary approvals under state securities laws or the Securities Act or the Exchange Act relating to the issuance or trading of the shares of iPrint Common Stock issuable pursuant to the Combination shall have been received.

      (b) All other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure to obtain or comply with which would be reasonably likely to have a Material Adverse Effect on iPrint or Wood or a material adverse effect on the consummation of the transactions contemplated hereby shall have been filed, occurred or been obtained.

      (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Combination or limiting or restricting iPrint's conduct or operation of the business of iPrint or Wood after the Combination shall have been issued, nor shall any proceeding brought by any Governmental Entity seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Combination which makes the consummation of the Combination illegal.

      (d) iPrint shall have received a written opinion from its counsel, Gray Cary Ware & Freidenrich LLP, and Wood shall have received a written opinion from its counsel, Pillsbury Winthrop LLP, in form and substance reasonably satisfactory to both parties, to the effect that the Combination will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided, however, that if counsel to either party does not render such opinion, this condition shall be deemed satisfied with respect to such party if counsel to the other party renders such opinion to such party. In rendering such opinions, counsel may rely upon reasonable representations and certificates of iPrint, Sub and Wood.

      (e) The shareholders of Wood shall have approved the Wood Proposal and the stockholders of the iPrint shall have approved the iPrint Proposal in accordance with their respective Articles of Incorporation or Certificate of Incorporation, as applicable, and By-laws, applicable state corporate laws and the rules and listing requirements of NASDAQ, as applicable, and in accordance with this Agreement.

      (f) The Employment Agreements in the forms attached as Exhibits C shall be in full force and effect in accordance with their terms as of the Closing and shall not have been anticipatorily breached or repudiated by any of Royal Farros, Monte Wood, or David Hodson, as applicable.

      (g) The Lock-Up Agreements in the form attached as Exhibit D shall be in full force and effect in accordance with their terms as of the Closing and shall not have been anticipatorily breached or repudiated by any of Royal Farros, Monte Wood, David Hodson, or James Childers, as applicable.

      (h) The Second Amended and Restated Rights Agreement of iPrint shall have been amended and restated as set forth in the form of Third Amended and Restated Rights Agreement attached hereto as Exhibit E, which shall be in full force in effect as of the Closing.

   SECTION 7.2 Additional Conditions to Obligations of iPrint and Sub. The obligations of iPrint and Sub to effect the Combination are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by iPrint:

      (a) The representations and warranties of Wood set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement, (ii) that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or for such period, (iii) where the failure of any such representation or warranty to be true and correct on and as of the Closing Date, individually and in the aggregate (without for purposes of this clause (iii) giving effect to any "materiality" qualification of any such representation or warranty, so as to avoid iterative materiality qualifications), would not be reasonably likely to have a Material Adverse Effect on Wood, or a material adverse effect upon the consummation of the transactions contemplated hereby, and (iv) as disclosed in the Registration Statement which has been declared effective by the SEC (the "Effective Statement"), disclosure in which shall be deemed a waiver of any contrary representation or warranty by iPrint; and iPrint shall have received a certificate to such effect signed on behalf of Wood by the chief executive officer of Wood. For purposes of this Section 7.2, the following events or occurrences shall not be deemed to be events or occurrences having a Material Adverse Effect on Wood: (i) events or occurrences affecting the general economy that do not have a disproportionate impact on Wood, taken as a whole; (ii) events or occurrences affecting the industries or segments or segments in the industries in which Wood does business that do not have a disproportionate impact on Wood, taken as a whole; (iii) events or occurrences related directly to the Combination or the other transactions contemplated by this Agreement; or (iv) any adverse change in the operations or operating results of Wood, which change is consistent with the adverse changes in the operations and operating results of Wood over the twelve (12) months preceding the date hereof. Notwithstanding any of the foregoing, the representation and warranty contained in Section 3.5(b) regarding Wood's off-balance sheet liabilities shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date without regard to any qualifiers, other than as disclosed in the Effective Statement (provided, however, that such exclusion shall not apply to the extent that such off-balance sheet liabilities are discovered to exceed the disclosed amount in the Effective Statement prior to the Closing.)

      (b) Wood shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and iPrint shall have received a certificate to such effect signed on behalf of Wood by the chief executive officer of Wood.

      (c) iPrint shall have received from Wood written evidence that the execution, delivery and performance of Wood's obligations under this Agreement have been duly and validly approved and authorized by the board of directors and the shareholders of Wood.

      (d) The restatements of Wood's revenues or expenses pursuant to the audit or review in connection with Section 6.20 shall not reflect a negative deviation (from the figures reflected in Wood's "pre-audit" or "pre-review" financial statements) exceeding 10% (i) as to each of Wood's fiscal years 1998, 1999 and 2000, or (ii) in the aggregate, of all of Wood's fiscal quarters up through the Closing, other than as otherwise disclosed in the Effective Statement (provided, however, that such exclusion shall not apply the extent that such negative deviations are discovered to exceed the disclosed amount in the Effective Statement prior to the Closing).

      (e) iPrint shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Combination under the material contracts of Wood or material licenses or permits, as set forth in Schedule 7.2(e) hereto.

      (f) iPrint shall have received an executed Affiliate Agreement from each Wood Affiliate.

      (g) iPrint shall have received a legal opinion from Pillsbury Winthrop LLP, counsel to Wood, substantially in the form of Exhibit J hereto.

      (h) The Escrow Agreement shall have been executed and delivered by the Shareholders' Representative (as defined in Section 8.7) and the Escrow Agent.

      (i) iPrint shall have received all permits or other authorizations required under applicable state blue sky laws for the issuance of iPrint Common Stock pursuant to the Combination.

      (j) iPrint shall have received from each officer and director of Wood (other than those persons named in Section 1.5 who currently hold the designated office in Wood), a resignation effective as of the Closing from each office or directorship held by each such person in Wood.

      (k) The Dissenting Shares, if any, shall represent no more than 5% of the total number of shares of Wood Capital Stock issued and outstanding immediately prior to the Closing Date.

      (l) No Material Adverse Effect on Wood shall have occurred and no event shall have occurred which, in the reasonable judgment of iPrint, is reasonably likely to have a Material Adverse Effect on Wood.

   SECTION 7.3 Additional Conditions to Obligations of Wood. The obligation of Wood to effect the Combination is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by
Wood:

      (a) The representations and warranties of iPrint and Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement, (ii) that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or for such period, and (iii) where the failure of any such representation or warranty to be true and correct on and as of the Closing Date, individually or in the aggregate (without for purposes of this clause (iii) giving effect to any "materiality" qualification of any such representation or warranty, so as to avoid iterative materiality qualifications), would not be reasonably likely to have a Material Adverse Effect on iPrint, or a material adverse effect upon the consummation of the transactions contemplated hereby, and (iv) as disclosed (with the approval of Wood) in the Effective Statement, disclosure in which shall be deemed a waiver of any contrary representation or warranty by Wood; and Wood shall have received a certificate to such effect signed on behalf of iPrint by the chief executive officer of iPrint. For the purposes of this Section 7.3, the following events or occurrences shall not be deemed to be events or occurrences having a Material Adverse Effect on iPrint: (i) reductions or increases in the trading price of iPrint Common Stock, as reported on the Nasdaq National Market, occurring at any time or from time to time between the date hereof and the Closing Date; (ii) events or occurrences affecting the general economy that do not have a disproportionate impact on iPrint, taken as a whole; (iii) events or occurrences affecting the industries or segments or segments in the industries in which iPrint does business that do not have a disproportionate impact on iPrint, taken as a whole; (iv) events or occurrences related directly to the Combination or the other transactions contemplated by this Agreement; (v) any action taken by NASDAQ with respect to the listing status of iPrint; or (vi) any adverse change in the operations or operating results of iPrint, which change is consistent with the adverse changes in the operations and operating results of the iPrint over the twelve (12) months preceding the date hereof. Notwithstanding any of the foregoing, the representation and warranty contained in Section 4.5(b) regarding iPrint's off-balance sheet liabilities shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date without regard to any qualifiers, other than as disclosed (with the approval of Wood) in the Effective Statement (provided, however, that such exclusion shall not apply to the extent that such off-balance sheet liabilities are discovered to exceed the disclosed amount in the Effective Statement prior to the Closing).

      (b) iPrint and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Wood shall have received a certificate to such effect signed on behalf of iPrint by the chief executive officer of iPrint.

      (c) Wood shall have received from iPrint and Sub written evidence that the execution, delivery and performance of iPrint's and Sub's obligations under this Agreement have been duly and validly approved and authorized by the Boards of Directors of iPrint and Sub.

      (d) Wood shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Combination under the material contracts of iPrint or material licenses or permits, as set forth in Schedule 7.3(d) hereto.

      (e) Wood shall have received a legal opinion from Gray Cary Ware & Freidenrich LLP, counsel to iPrint, substantially in the form of Exhibit K hereto.

      (f) The Escrow Agreement shall have been executed and delivered by iPrint and the Escrow Agent.

      (g) Print reserves on hand of cash and cash equivalents which are available and are not encumbered other than to pay the obligations of iPrint in the ordinary course of business and consistent with past practices shall be at least ten million dollars ($10,000,000) less expenditures made or accrued prior to the Closing intended hereunder for the benefit of Wood or the prospects of the combined company, including, without limitation, the Bridge Loan (as defined in Section 10.5) and any other loans made to Wood between the date hereof and the Closing, the fees associated with the filing of the Registration Statement and any other transaction fees (including, without limitation, fees for legal and accounting expenses), any payments to be made pursuant to the agreement described in Schedule 7.3(g) hereto, and any expenditures otherwise made or accrued with the prior written consent of Wood pursuant to Section 5.2 hereof.

      (h) No Material Adverse Effect on iPrint shall have occurred and no event shall have occurred which, in the reasonable judgment of Wood, is reasonably likely to have a Material Adverse Effect on iPrint.

                                 ARTICLE VIII

                                INDEMNIFICATION

   SECTION 8.1 Survival of Representations and Warranties and Covenants. If the Combination occurs, all of the representations and warranties of iPrint, Sub and Wood contained in this Agreement shall survive the Closing Date (except that representations and warranties of iPrint, Sub and Wood that specifically relate to a particular date or period shall be true and correct as of such date and for such period) and shall continue in full force and effect for the period ending on the date that is eighteen (18) months following the Closing Date.

   SECTION 8.2 Indemnification Obligations of Wood Shareholders. Effective upon the consummation of the Combination, the Shareholders (acting jointly by and through the Shareholders' Representative under the appointment in Section 8.7, sometimes referred to herein as the "Shareholder Group") will indemnify, defend and hold harmless iPrint from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys' fees and expenses), arising out of or relating to:

      (a) any breach or inaccuracy of any representation or warranty made by Wood in this Agreement or in any of the other Wood Transaction Documents; and

      (b) any breach of any covenant, agreement or undertaking made by Wood in this Agreement or in any of the other Wood Transaction Documents.

   The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of iPrint described in this Section 8.2 as to which iPrint is entitled to indemnification are hereinafter collectively referred to as the "iPrint Losses." Nothing herein shall limit the liability of Wood for any of the events set forth above in Section 8.2(a) or Section 8.2(b) if the Combination does not close.

   SECTION 8.3 Indemnification Obligations of iPrint. Effective upon the consummation of the Combination, the Parent Corporation will indemnify and hold harmless the Shareholders from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages of Wood or the Shareholders (collectively, the "Wood Group") whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys' fees and expenses), arising out of or relating to:

      (a) any breach or inaccuracy of any representation or warranty made by iPrint in this Agreement or in any of the other iPrint Transaction Documents; and

      (b) any breach of any covenant, agreement or undertaking made by iPrint in this Agreement or in any of the other iPrint Transaction Documents.

   The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of Wood described in this Section 8.3 as to which the Shareholders are entitled to indemnification are hereinafter collectively referred to as the "Wood Losses." Nothing herein shall limit the liability of iPrint for any of the events set forth above in Section 8.3(a) or Section 8.3(b) if the Combination does not close.

   SECTION 8.4 Indemnification Procedure.

      (a) Third Party Claims.

          (i) Promptly after receipt by the Parent Corporation or the Shareholders' Representative (on behalf of the Shareholder Group), as applicable, of notice by a third party (including any court or Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which the applicable party may be entitled to claim indemnification for any iPrint Losses or any Wood Losses, as the case may be (the party so entitled to received payment sometimes referred to herein for this purpose as the "Indemnified Party"), the Indemnified Party will provide written notice thereof to the party from whom it claims entitlement to indemnification under Section 8.2 or Section 8.3, as the case may be (the "Indemnifying Party"); provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to the claim only if, and only to the extent that, the failure to notify the Indemnifying Party results in the loss or forfeiture by the Indemnifying Party of rights and defenses that otherwise would have been available to the Indemnifying Party with respect to the complaint, audit, investigation, action or proceeding.

          (ii) If the Indemnifying Party so elects, by written notice given to the Indemnified Party within ten (10) days after the effective date of notice from the Indemnified Party referred to in subparagraph (i), the Indemnifying Party shall have the right to assume the defense of the audit, investigation, action or proceeding, provided that the notice of election includes the Indemnifying Party's assumption of full responsibility for any iPrint Losses or Wood Losses of the Indemnified Party (as the case may be) resulting therefrom, and undertaking to employ counsel reasonably satisfactory to the Indemnified Party and to pay the fees and disbursements of such counsel. If the Shareholder Group shall be the Indemnifying Party and the Shareholders' Representative shall so elect on its behalf, then upon request by the Shareholders' Representative, Parent Corporation shall advance to the Shareholders' Representative, for use to advance or pay fees and disbursements of legal counsel in the defense of the matter, the amount of up to $300,000 (in the aggregate, for any and all claims) at the discretion of the Shareholders' Representative. The amount so advanced to the Shareholders' Representative by the Parent Corporation shall comprise a iPrint Loss subject to indemnification under Section 8.2.

          (iii) If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding within the ten
       (10)-day period as provided in subparagraph (ii), then the Indemnified Party shall have the right to employ counsel to represent or defend it therein. The reasonable fees and disbursements of such counsel as incurred shall comprise iPrint Losses or Wood Losses of the Indemnified Party, as the case may be, subject to payment by the applicable Indemnifying Party; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding.

          (iv) The Indemnifying Party or the Indemnified Party, as the case may be, whichever assumes the defense of the audit, investigation, action or proceeding, shall at all times use reasonable efforts to keep the other reasonably apprised of the status of the defense of the matter, and each shall cooperate in good faith with the other with respect to the defense thereof. The party not assuming defense of the matter shall retain the right to participate and to retain its own separate counsel therein at its own expense.

      (b) Settlement of Third Party Claims. No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless the Indemnifying Party fails or refuses to assume and maintain or participate in the defense of such claim pursuant to Section 8.4(a). An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party's Affiliates.

      (c) Assertion and Processing of Claims.

          (i) If iPrint shall claim a right to payment pursuant to Section 8.2, the claim shall comprise a claim for recovery from the Escrow Account pursuant to Section 1.5 of the Escrow Agreement, and iPrint shall submit the claim, and the claim shall be treated and resolved, as provided in the Escrow Agreement.

          (ii) If the Shareholder Group shall claim a right to payment pursuant to Section 8.3, the Shareholders' Representative shall send written notice of the claim to the Parent Corporation, to the attention of the corporate Secretary. The notice shall specify the basis for the claim. If within twenty (20) days after delivery of the notice to the Parent Corporation (for purposes of this Section 8.4(c)(ii), the "Claim Review Period"), either (A) the Parent Corporation and the Shareholders' Representative have agreed to the amount of the claim, or (B) the Parent Corporation shall not have given written notice to the Shareholders' Representative objecting to the claim, then as promptly as practicable but in any event within five (5) business days after the end of that twenty (20)-day Claim Review Period, the Parent Corporation shall pay immediately available funds in an amount equal to the claim to the Shareholders' Representative, for distribution pro rata among the Shareholders in proportion to their relative holdings of shares of stock of Wood immediately prior to the Closing of the Combination. If during the Claim Review Period the Secretary of the Parent Corporation shall give written notice to the Shareholders' Representative objecting to the claim, then unless otherwise agreed by the Parent Corporation and the Shareholders' Representative, the validity and amount of the claim shall be determined in accordance with the dispute resolution provisions of
       Section 1.10 of the Escrow Agreement with respect to Contested Claims.

      (d) Claims Period. The period during which a claim for indemnification may be asserted under this Article VIII or the Escrow Agreement by an Indemnified Party (the "Claims Period") with respect to iPrint Losses or Wood Losses shall begin on the Closing Date and shall terminate on the date that is eighteen (18) months after the Closing Date.

   SECTION 8.5 Indemnity Basket. Notwithstanding anything to the contrary set forth herein, an Indemnified Party shall not make a claim against the applicable Indemnifying Party for indemnification under this Article VIII for iPrint Losses or Wood Losses (as the case may be) (collectively, "Losses") unless and until the aggregate amount of the Losses of the applicable Indemnified Party exceeds $100,000 (the "Threshold"), in which event the Indemnified Party may claim indemnification for all such Losses, including the initial $100,000; provided that the Threshold restriction shall not apply to any inaccuracy or breach of any representation or warranty contained in Section
3.2 (Wood Capital Structure) of this Agreement.

   SECTION 8.6 Liability Limit; Exclusive Remedy.

      (a) Limit of Liability for iPrint Losses. If the Closing shall occur, the Escrowed Shares held in the Escrow Account shall be held as security for, and shall be the sole and exclusive remedy with respect to, the obligations of the Shareholders to indemnify iPrint for any iPrint Losses pursuant to this Article VIII or otherwise. In the event that the Shareholders shall have any liability for indemnification for iPrint Losses under this Article VIII or otherwise, the sole satisfaction of such liability shall be the Escrowed Shares and the Shareholders shall not have any liability under this Agreement or the transactions contemplated hereby other than for indemnification pursuant to this Article VIII regardless of whether such liability arises under contract, tort, state or federal securities laws or otherwise. In no event shall any of the Shareholders have any liability for iPrint Losses or otherwise in excess of the iPrint Common Stock held for the account of such Shareholders in the Escrow Account valued at the iPrint Share Price. The Escrowed Shares shall be held in the Escrow Account and released to the Shareholders or iPrint in accordance with the Escrow Agreement.

      (b) Limit of Liability for Wood Losses. If the Closing shall occur, the sole and exclusive remedy of the Shareholder Group for any Wood Losses shall be pursuant to this Article VIII, and the Parent Corporation shall not have any liability for Wood Losses or otherwise other than for indemnification pursuant to this Article VIII regardless of whether such liability arises under contract, tort, state or federal securities laws, or otherwise. In no event shall the Parent Corporation have any liability for Wood Losses or otherwise in excess of the amounts and limitations as set forth in this
   Section 8.6(b).

          (i) Parent Corporation shall have no liability with respect to any initial claim (or any initial claims, if payment for multiple claims for Wood Losses are paid concurrently) for indemnification for any Wood Losses asserted by the Shareholders under Article VIII or otherwise in excess of eighty three and one third percent (83 1/3%) of the product of
       (A) the original number of Escrowed Shares specified in Section 2.1(b) times (B) the average per share closing price of iPrint Common Stock (the "iPrint Closing Share Price") on the Nasdaq National Market (or other exchange quotation system, as applicable) for the seven (7) trading days immediately prior to the Closing Date (that product referred to as the "Initial Maximum Escrow Dollar Equivalent").

          (ii) Upon the payment by the Parent Corporation of the initial, if any, such claim or claims for indemnification, there shall be calculated the quotient of (A) the amount remaining after subtraction of the amount so paid from the Initial Maximum Escrow Dollar Equivalent, divided by
       (B) the iPrint Share Price in effect on the date of the payment, such quotient to be referred to herein as the "Remaining Escrow Share Equivalent," and as otherwise adjusted from time to time as set forth below in this Section 8.4(b), the "Adjusted Remaining Escrow Share Equivalent."

          (iii) Upon the payment by the Parent Corporation of the next and each subsequent such claim for indemnification for any Wood Losses asserted by the Shareholders under Article VIII, the maximum amount of liability for Wood Losses or otherwise of the Parent Corporation for the claim shall be the amount equal to the product of (x) the iPrint Share Price in effect on the date of payment of the claim, times (y) the Remaining Escrow Share Equivalent (or, in the case of additional subsequent claims, the Adjusted Remaining Escrow Share Equivalent), as in effect following the previous adjustment, if any, of the Remaining Escrow Share Equivalent or the Adjusted Remaining Escrow Share Equivalent pursuant to subparagraphs (iv) - (vii) of this Section 8.4(b). The amount remaining after subtracting the amount of the claim so paid from the aforesaid product shall be referred to in each case as the "Adjusted Remaining Escrow Dollar Equivalent." If at any time the Adjusted Remaining Escrow Dollar Equivalent shall fall to zero (0), Parent Corporation shall then and thereafter have no further obligation to indemnify the Shareholders for any Wood Losses pursuant to this Article VIII.

          (iv) Upon the payment by Parent Corporation of each subsequent claim for indemnification under Article VIII, the Adjusted Remaining Escrow Share Equivalent immediately shall be adjusted (or re-adjusted, as the case may be), to an amount equal to the quotient of (A) the Adjusted Remaining Escrow Dollar Equivalent following the payment, divided by (B) the iPrint Share Price in effect on the date of the payment; provided that in no such event shall the Adjusted Remaining Escrow Share Equivalent be adjusted upward.

          (v) Subject to subparagraph (vii), on the date that is one (1) year after the Closing Date, if either (x) if Parent Corporation has not theretofore paid any claim for indemnification under this Article VIII, the quotient of the Initial Maximum Escrow Dollar Equivalent divided by the iPrint Share Price in effect on that date, or (y) if Parent has paid any such claim, the Remaining Escrow Share Equivalent or the Adjusted Remaining Escrow Share Equivalent then in effect, as the case may be, exceeds fifty-five and 5/9 percent (55 5/9%) of the original number of Escrowed Shares specified in Section 2.1(b), then on that date, the quotient specified in (x) above, or the Remaining Escrow Share Equivalent or the Adjusted Remaining Escrow Share Equivalent, as the case may be, shall be set at fifty-five and 5/9 percent (55 5/9%) of the original number of Escrowed Shares specified in Section 2.1(b), and that amount thereafter (subject to further adjustment as provided in subparagraphs (iii), (iv) and (vi) and (vii) of this Section 8.4(b)) shall comprise the Adjusted Remaining Escrow Share Equivalent.

          (vi) Subject to subparagraph (vii), on the date that is eighteen (18) months after the Closing Date, the Adjusted Remaining Escrow Share Equivalent shall be reduced to zero (0).

          (vii) Notwithstanding any provision of subparagraph (v) or (vi) to the contrary, no adjustment of the Adjusted Remaining Escrow Share Equivalent pursuant to the applicable subparagraph shall reduce that amount below the product of (A) the aggregate amount of any and all pending claims for indemnification submitted to Parent Corporation under this Article VIII prior to the adjustment date specified in that subparagraph which have not theretofore been paid or resolved, plus expenses reasonably estimated in writing by the Shareholders' Representative to be necessary for the disposition of all such claims, times (B) the iPrint Share Price in effect on the applicable date.

          (viii) Notwithstanding any provision of Article VIII to the contrary, the maximum aggregate amount of liability for Wood Losses or otherwise of the Parent Corporation for any and all claims shall be the Initial Maximum Escrow Dollar Equivalent.

   SECTION 8.7 Appointment of Shareholders' Representative.

      (a) If the Wood Proposal obtains the Wood Shareholder Approval, effective upon such vote, and without further act of any Shareholder, James Childers shall be appointed (and by his execution of this Agreement indicates his acceptance of such appointment) as the Shareholders' representative (the "Shareholders' Representative") for:

          (i) each Shareholder and the Shareholder Group (except such shareholders, if any, as shall have perfected their appraisal or dissenters' rights under California Law), for and on behalf of the Shareholder and the Shareholder Group with respect to Wood Losses, to assert claims for Wood Losses, to give and receive notices and communications, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, claims for Wood Losses, and to take all actions necessary or appropriate in the judgment of the Shareholders' Representative for the accomplishment of the foregoing, and

          (ii) each Shareholder and the Shareholder Group (except such shareholders, if any, as shall have perfected their appraisal or dissenters' rights under California Law), with respect to iPrint Losses, to give and receive notices and communications, to authorize delivery to iPrint of shares from the Escrow Account in satisfaction of claims by iPrint, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Representative for the accomplishment of the foregoing.

      (b) The appointment of the Shareholders' Representative and such agency may be changed by the Shareholders from time to time upon prior written notice to iPrint; provided that the Shareholders' Representative may not be removed unless holders of two-thirds of the Escrowed Shares then in the Escrow

   Account (or if no Escrow Shares then remain in the Escrow Account, two-thirds in interest of the Shareholders holdings shares of iPrint among the Shareholders Group) agree to the removal and to the identity of the replacement Shareholders' Representative. The Shareholders' Representative shall have the right to resign from the appointment as such upon thirty (30) days written notice to the Shareholders and to the Parent Corporation. Any vacancy in the position of Shareholders' Representative may be filled by approval of the holders of a majority in interest of the Escrow Account (or if no Escrow Shares then remain in the Escrow Account, a majority in interest of the Shareholders holdings shares of iPrint among the Shareholders Group). No bond shall be required of the Shareholders' Representative, and the Shareholders' Representative shall not receive compensation for his services. Notices or communications to or from the Shareholders' Representative shall constitute notice to or from the Shareholders Group.

      (c) The Shareholders' Representative shall not be liable to any Shareholder for any act done or omitted hereunder as Shareholders' Representative while acting in good faith and in the exercise of reasonable judgment. The Shareholders shall severally indemnify the Shareholders' Representative and hold the Shareholders' Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Representative and arising out of or in connection with the acceptance or administration of the Shareholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholders' Representative. The Shareholders' Representative is specifically authorized to retain and consult with legal counsel with respect to any action taken or omitted by the Shareholders' Representative in the performance of his duties and exercise of his powers and discretion hereunder, and no action taken or omitted by the Shareholders' Representative in reliance upon the specific advice of legal counsel shall be deemed to involve gross negligence or bad faith.

   SECTION 8.8 Actions of the Shareholders' Representative.

      (a) With respect to indemnification claims for iPrint Losses, any decision, act, consent or instruction of the Shareholders' Representative shall constitute a decision of all Shareholders and the Shareholder Group, and shall be final, binding and conclusive upon each of the Shareholders and the Shareholders Group; and the Escrow Agent and iPrint may rely upon any such decision, act, consent or instruction of the Shareholders' Representative as being the decision, act, consent or instruction of each of the Shareholders and the Shareholders Group. The Escrow Agent and iPrint shall not be deemed liable on account of reliance upon the due authority of the Shareholders' Representative on behalf of the Shareholders Group as provided herein with respect to any decision, act, consent or instruction of the Shareholders' Representative.

      (b) With respect to indemnification claims for Wood Losses, any decision, act, consent or instruction of the Shareholders' Representative shall constitute a decision of all the Shareholders and the Shareholders Group, and shall be final, binding and conclusive upon each of the Shareholders and the Shareholders Group; and the Parent Corporation may rely upon any such decision, act, consent or instruction of the Shareholders' Representative as being the decision, act, consent or instruction of each of the Shareholders and the Shareholders Group. The Parent Corporation shall not be deemed liable on account of reliance upon the due authority of the Shareholders' Representative on behalf of the Shareholders Group as provided herein with respect to any decision, act, consent or instruction of the Shareholders' Representative.

                                  ARTICLE IX

                           TERMINATION AND AMENDMENT

   SECTION 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(d), by written notice by the terminating party to the other party):

      (a) by the mutual written consent of iPrint and Wood;

      (b) by either iPrint or Wood if the Combination shall not have been consummated by March 1, 2002; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Combination to occur on or before such date;

      (c) by either iPrint or Wood if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Combination, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.2 or 6.4 of this Agreement; or

      (d) by iPrint or Wood, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 7.2(a) or (b) (in the case of termination by iPrint) or 7.3(a) or (b) (in the case of termination by Wood) not to be satisfied and
   (ii)shall not have been cured within ten (10) business days following receipt by the breaching party of written notice of such breach from the other party.

   SECTION 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, there shall be no liability or obligation on the part of iPrint, Wood, Sub or their respective officers, directors, shareholders, stockholders or affiliates, except to the extent that such termination results from the breach by a party of any of its own representations, warranties or covenants set forth in this Agreement; provided that the provisions of Sections 6.1 (No Solicitation), 6.5 (Public Disclosure),
6.10 (Expenses), 6.20 (Financial Statement of Wood only to the extent it provides for payment by iPrint of accounting fees) and this Section 9.2 (Effect of Termination), and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

   SECTION 9.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Combination by the Shareholders of Wood or the stockholders of iPrint, as the case may be, but after any such approval, no amendment shall be made which by law requires further approval by such shareholders or stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto, provided that no agreement or consent of the Shareholders' Representative to any amendment shall be required if the amendment does not enlarge the responsibilities or diminish the rights and powers of the Shareholders' Representative as set forth herein.

   SECTION 9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein (provided that iPrint can not waive or extend the time for performance of any obligation of Sub). Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE X

                              GENERAL PROVISIONS

   SECTION 10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when received if delivered personally or by commercial delivery service (with signature acknowledging receipt), or sent via facsimile (with confirmation of receipt), or within seventy-two (72) hours after being mailed by registered or certified mail (return receipt requested), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a) if to iPrint or Sub, to:

          iPrint Technologies, inc.
          255 Constitution Drive
          Menlo Park, CA 94025
          Attention: Chief Executive Officer
          Fax: (650) 474-3990
          Tel: (650) 298-8500

          with a copy to:

          Gray Cary Ware & Freidenrich LLP
          400 Hamilton Avenue
          Palo Alto, CA 94301
          Attention: Henry Lesser, Esq.
          Fax: (650) 833-2001
          Tel: (650) 833-2000

      (b) if to Wood, to:

          Wood Alliance, Inc
          3073 Corvin Drive
          Santa Clara, CA 95051
          Attention: Chief Executive Officer
          Fax: (408) 523-2799
          Tel: (408) 523-2747

          with a copy to:

          Pillsbury Winthrop LLP
          2550 Hanover Street
          Palo Alto, CA 94304
          Attention: Barry L. Katzman, Esq.
          Fax: (650) 233-4545
          Tel: (650) 233-4500

      (c) if to the Shareholders' Representative, to:

          James Childers
          17397 Pleasant View Avenue
          Los Gatos, CA 95030
          Fax: (408) 965-4999
          Tel: (408) 965-4927

          with a copy to:

          Pillsbury Winthrop LLP
          2550 Hanover Street
          Palo Alto, CA 94304
          Attention: Barry L. Katzman, Esq.
          Fax: (650) 233-4545
          Tel: (650) 233-4500

   SECTION 10.2 Interpretation.


      (a) For purposes of this Agreement:


          (i) When reference is made to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated;


          (ii) "Affiliate" has the meaning set forth in Rule 405 of the Securities Act;


          (iii) The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation;"

          (iv) The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available;

          (v) Subject to the introductory paragraph of this Agreement with respect to Articles III, IV, V, VI and VII, the phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth on the cover page of this Agreement;

          (vi) Any reference to a "Material Adverse Effect" with respect to any entity or group of entities means a material adverse effect on the business, assets (including intangible assets), financial condition, or results of operations of such entity and its Subsidiaries, taken as a whole;


          (vii) Any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of its directors, officers, and other management level employees reasonably believed to have knowledge of such matters;



          (viii) "Liens" shall have the meaning set forth in Section 3.9(q);


          (ix) The word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least 50% of the securities or other interests having ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; and

          (x) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      (b) This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof shall not be construed for or against any party.

   SECTION 10.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original as against any party whose signature appears on such counterpart and all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   SECTION 10.4 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   SECTION 10.5 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the other documents delivered pursuant hereto) constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than (i) the Confidentiality Agreement, (ii) Paragraph 5 of the letter agreement, dated May 18, 2001, by and between the parties hereto reflecting iPrint's commitment to advance to Wood a secured "bridge" loan (the "Bridge Loan") in the principal amount of Two Hundred Thousand Dollars ($200,000) upon the satisfaction of certain conditions, and (iii) the documents evidencing the Bridge Loan.

   SECTION 10.6 Governing Law. Except with regard to matters relating to the internal affairs of iPrint (including, without limitation, corporate governance and fiduciary duty), which shall be governed exclusively by Delaware Law, this Agreement shall be governed and construed in accordance with the laws of the State of California without regard to the laws that might otherwise govern under any applicable conflicts of law principles thereof.

   SECTION 10.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   SECTION 10.8 Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies or obligations under, or by reason of this Agreement, except that (i) the persons who are shareholders of Wood immediately prior to the Effective Time (and their successors and assigns) are express intended third party beneficiaries of Articles I, II, IV, and VIII, (ii) each of the foregoing persons is an express intended third party beneficiary of Article X, to the extent relevant to any of the foregoing, and as such are entitled to rely on the provisions hereof as if a party hereto, and (iii) the persons who are present or former officers or directors of Wood, and each person who becomes any of the foregoing prior to the Effective Time, are express intended third party beneficiaries of Section
6.22 (Directors' and Officers' Indemnification).


                  [signature page of this Agreement follows.]

   IN WITNESS WHEREOF, iPrint, Sub and Wood and, with respect to Article VIII and Article X only, the Shareholders' Representative, have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

iPRINT TECHNOLOGIES, iNC.                   WOOD ALLIANCE, INC.
By: /s/ ROYAL FARROS                        By: /s/ MONTE WOOD
----------------------------------------    ----------------------------------------
   Royal Farros                                Monte Wood
   President and Chief Executive Officer       President and Chief Executive Officer

SHAREHOLDERS' REPRESENTATIVE

    /s/ JAMES CHILDERS
-------------------------------------------
   James Childers

METAL COMBINATION CORP.

By: /s/ ROYAL FARROS
-------------------------------------------
   Royal Farros
   President and Chief Executive Officer

                                                                      Appendix B


                                    FORM OF


                               THIRD AMENDED AND

                     RESTATED CERTIFICATE OF INCORPORATION

                                      OF

                           IPRINT TECHNOLOGIES, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of
                                   Delaware)

   iPrint Technologies, inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, which was incorporated under the name of Delaware iPrint, Inc. on November 12, 1999, certifies as follows:

   1. The Corporation's Third Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and sole stockholder in accordance with Section 242 of the General Corporation Law.

   2. The Corporation's Certificate of Incorporation is amended and restated to read in full as follows:

 FIRST: The name of the Corporation is iPrint Technologies, inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is Incorporating
        Services, Ltd., 15 East North Street, in the City of Dover, County of Kent. The name of the registered agent at that address is Incorporating Services, Ltd.

 THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH:

     A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 102,000,000 consisting of 100,000,000 shares of Common Stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and 2,000,000 shares of Preferred Stock, par value one-tenth of one cent ($0.001) per share (the "Preferred Stock").

     B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the
        Common Stock without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

 FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

     A. The business and affairs of the Corporation shall be managed by or under the direction of the
        Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.


    B. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

    C. On and after the closing date of the first sale of the Corporation's Common Stock pursuant to a firmly underwritten registered public offering (the "IPO"), any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Prior to such sale, unless otherwise provided by law, any action which may otherwise be taken at any meeting of the stockholders may be taken without a meeting and without prior notice, if a written consent describing such actions is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

    D. Special meetings of stockholders of the Corporation may be called only (1) by the Board of
       Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption); (2) by the Chairman of the Board of Directors; or (3) by the President and Chief Executive Officer of the Corporation.

SIXTH:
    A. The number of directors shall initially be set at seven (7) and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).
       Upon the closing of the IPO, the directors shall be divided into three classes with the term of office of the first class (Class I) to expire at the first annual meeting of the stockholders following the IPO; the term of office of the second class (Class II) to expire at the second annual meeting of stockholders held following the IPO; the term of office of the third class (Class III) to expire at the third annual meeting of stockholders; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders after such election. Subject to the rights of the holders of any series of Preferred Stock then outstanding, a vacancy resulting from the removal of a director by the stockholders as provided in Article SIXTH, Section C below may be filled at a special meeting of the stockholders held for that purpose. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

    B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation or other cause (other than removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

    C. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and with the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, or by the stockholders as provided in Article SIXTH, Section A above.

         Directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

      D. Notwithstanding the foregoing provisions of this Article SIXTH and in addition to any vote of stockholders required from this Certificate, the Bylaws of the Corporation or otherwise under the Delaware General Corporation Law, the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) of the authorized directors shall be required for a period of one (1) year from the "Closing", as defined in that certain Agreement and Plan of Reorganization among iPrint
         Technologies, inc., Metal Combination Corp. and Wood Alliance, Inc. dated as of June 23,
         2001, to (A) fill any vacancies on the Board of Directors, (B) nominate any new members of the
         Board of Directors, or (C) increase the size of the Board of Directors.

SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the
         Corporation. Any adoption, amendment or repeal of Bylaws of the Corporation by the Board of
         Directors shall require the approval of a majority of the total number of authorized directors
         (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation.
         Any adoption, amendment or repeal of Bylaws of the Corporation by the stockholders shall require, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

 EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any
         transaction from which the director derived an improper personal benefit.

         If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the
         Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware
         General Corporation Law, as so amended.

         Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

  NINTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate of
         Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal this Article NINTH, Article FIFTH, Article SIXTH, Article SEVENTH or Article EIGHTH.

   IN WITNESS WHEREOF, the Corporation has caused this Third Amended and
Restated Certificate to be signed by a duly authorized officer on this     day
of    , 2001.

                                          IPRINT TECHNOLOGIES, INC.

                                          By:
                                             -----------------------------------
                                             William Kaplan, Secretary

                                                                      Appendix C


                                    FORM OF

                              AGREEMENT OF MERGER

   This Agreement of Merger (the "Agreement") is made and entered into as of
           , 2001 by and among iPrint Technologies, inc., a Delaware corporation, ("Purchaser"), Wood Alliance, Inc., a California corporation (the "Company") and Metal Combination Corp., a California corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub" and, together with the Company, the "Constituent Corporations").

                                   RECITALS

   A. Purchaser, Company and Merger Sub have entered into that certain Agreement and Plan of Reorganization dated as of June 23, 2001, and as amended and restated on August 30, 2001 (the "Reorganization Agreement"), providing for, among other things, the execution and filing of this Agreement and the merger of Merger Sub with and into the Company upon the terms set forth in the Reorganization Agreement and this Agreement (the "Merger"). Terms used, but not defined, herein shall have the meanings set forth in the Reorganization Agreement.

   B. The respective Boards of Directors of each of the Constituent Corporations deem it advisable and in the best interests of each of such corporations and their respective shareholders that Merger Sub be merged with and into the Company and have approved this Agreement and the Merger.

   C. The Reorganization Agreement, this Agreement and the Merger have been approved by the shareholders of the Company and by the sole shareholder of Merger Sub.

                                   AGREEMENT

   NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein, each of the Constituent Corporations hereby agrees that Merger Sub shall be merged with and into the Company in accordance with the Reorganization Agreement and the provisions of the laws of the State of California, upon the terms and subject to the conditions set forth as follows:

                                   ARTICLE I

                         THE CONSTITUENT CORPORATIONS

   1.1 The Company. The Company is a corporation duly organized and existing under the laws of the State of California.

   1.2 Merger Sub. Merger Sub is a corporation duly organized and existing under the laws of the State of California.

                                  ARTICLE II

                                  THE MERGER

   2.1 The Merger. At the Effective Time (as defined in Section 2.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Corporations Code of the State of California ("California Law"), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Purchaser. The surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

   2.2 Filing and Effectiveness. This Agreement, together with the officers' certificates of each of the Constituent Corporations required by California Law (the "Officers' Certificates"), shall be filed with the Secretary of State of the State of California at the time specified in the Reorganization Agreement. The Merger shall become effective upon the filing of this Agreement and the Officers' Certificates with, and acceptance by, the Secretary of State of the State of California (the "Effective Time").

   2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of California Law, this Agreement and the Reorganization Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

   2.4 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by such Articles of Incorporation and California Law.

   2.5 Bylaws. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by such Bylaws and California Law.

   2.6 Conversion of Company Stock.

       (a) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

   "Combination Consideration" means the number of shares of Purchaser Common Stock issuable to a non-dissenting shareholder of the Company, calculated on the basis of the Exchange Ratio.

   "Exchange Ratio" means 0.86 shares of iPrint Common Stock, as adjusted for any stock splits, combinations, stock dividends and the like.

   "Company Common Stock" means the Common Stock, no par value per share, of the Company.

   "Company Preferred Stock" means the Preferred Stock, no par value per share, of the Company.

   "Purchaser Common Stock" means the Common Stock, $0.001 par value per share, of the Purchaser.

       (b) Conversion and Cancellation of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or capital stock of Merger Sub:

          (i) Capital Stock of Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

          (ii) Conversion of Company Common Stock. Subject to Section 2.2(d) and Section 2.4 of the Reorganization Agreement, each issued and outstanding share of Company Common Stock (other than shares held in treasury by the Company, which shall cease to be outstanding and to exist and shall be canceled and retired), shall be converted into the right to receive the Exchange Ratio. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Combination Consideration as set forth above and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.3 of the Reorganization Agreement.

       (c) No Fractional Shares. No fraction of a share of Purchaser Common Stock will be issued, but in lieu thereof each shareholder of Company Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock to be received by such holder) shall receive from Purchaser an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the per-share closing price of Purchaser Common Stock on the Nasdaq National Market as of the last trading day prior to the Closing. The fractional share interests of each shareholder of Company Common Stock shall be aggregated, so that no shareholder shall receive cash in respect of fractional share interests in an amount greater than the value of one full share of Purchaser Common Stock.

       (d) Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock or Company Preferred Stock thereafter on the records of the Company.

                                  ARTICLE III

                                 MISCELLANEOUS

   3.1 Purchaser Stockholder Approval. The approval by the stockholders of Purchaser is required as a condition to the effectiveness of the Merger.

   3.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

                 [Remainder of page intentionally left blank.]

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                          iPRINT TECHNOLOGIES, INC.

                                          By:
                                          Name: [    ]
                                          Title: President and Chief Executive
                                            Officer

                                          By:
                                          Name: [    ]
                                          Title: Secretary

                                          WOOD ALLIANCE, INC.

                                          By:
                                          Name: [    ]
                                          Title: President

                                          By:
                                          Name: [    ]
                                          Title: Secretary

                                          METAL COMBINATION CORP.

                                          By:
                                          Name: [    ]
                                          Title: President

                                          By:
                                          Name: [    ]
                                          Title: Secretary

                    [SIGNATURE PAGE - AGREEMENT OF MERGER]

                              WOOD ALLIANCE, INC.

                  OFFICERS' CERTIFICATE OF APPROVAL OF MERGER

   The undersigned, [     ] and [     ], do hereby certify that:

   1. They are the President and Secretary, respectively, of Wood Alliance, Inc., a California corporation ("the Company").

   2. The principal terms of the Agreement of Merger in the form attached to this Certificate providing for the merger (the "Merger") of Metal Combination Corp., a California corporation, with and into the Company was duly approved by the Board of Directors and shareholders of the Company.

   3. The authorized capital stock of the Company consists of 100,000,000
shares of Common Stock, of which [   ] shares are issued and outstanding and
are entitled to vote, and 25,000,000 shares of Preferred Stock, 12,500,000 of which are designated Series A Preferred Stock, none of which shares are issued and outstanding and none of which shares are entitled to vote. The votes of more than 50% of the shares of Company Common Stock entitled to vote were required to approve the Merger and the principal terms of the Agreement of Merger.

   4. The principal terms of the Agreement of Merger were approved by the consent of the holders of at least a majority of the shares of Company Common Stock entitled to vote, voting as a class, which vote exceeded the vote required.

   We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

   Date:       , 2001

                                          Signature:
                                          Name: [    ]
                                          Title: President

                                          Signature:
                                          Name: [    ]
                                          Title: Secretary

                            METAL COMBINATION CORP.

                  OFFICERS' CERTIFICATE OF APPROVAL OF MERGER

   The undersigned, [     ] and [     ], do hereby certify that:

   1. They are the President and Secretary, respectively, of Metal Combination Corp., a California corporation ("Merger Sub").

   2. The principal terms of the Agreement of Merger in the form attached to this Certificate providing for the merger (the "Merger") of Merger Sub with and into Wood Alliance, Inc., a California corporation, was duly approved by the Board of Directors and by the sole shareholder of Merger Sub.

   3. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock. There are 1,000 shares of Merger Sub Common Stock issued and outstanding, all of which were entitled to vote upon the Merger. A vote of more than 50% of the outstanding shares of Merger Sub Common Stock was required to approve the Merger.

   4. The principal terms of the Agreement of Merger were approved by the consent of Merger Sub's sole shareholder, holding 100% of Merger Sub's issued and outstanding shares, which vote exceeded the vote required.

   5. The vote of the stockholders of iPrint Technologies, inc., the sole shareholder of Merger Sub, required for the exchange of its shares of common stock for the common stock of Wood Alliance, Inc. was obtained.

   We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

   Date:        , 2001

                                          Signature:
                                          Name:  [     ]
                                          Title:  President

                                          Signature:
                                          Name:  [     ]
                                          Title:  Secretary

                                                                      Appendix D


                                    FORM OF

                               ESCROW AGREEMENT

   THIS ESCROW AGREEMENT (this "Agreement"), dated as of the     day of    ,
2001, by and among iPrint Technologies, inc., a Delaware corporation ("iPrint"), Wood Alliance, Inc., a California corporation ("Wood"), U.S. Bank Trust, National Association, a banking association (the "Escrow Agent"), as escrow agent, and James Childers, as Shareholders' Representative (the "Shareholders' Representative"). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement (as defined below).

                                   RECITALS:

   WHEREAS, iPrint, Metal Combination Corp., a California corporation and wholly-owned subsidiary of iPrint ("Newco"), and Wood have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of June 23, 2001, as amended and restated on August 30, 2001, pursuant to which Newco will be merged with and into Wood (the "Merger");

   WHEREAS, in accordance with the Reorganization Agreement, the parties desire to establish an escrow to provide a mechanism through which iPrint and certain related parties may seek indemnification from the shareholders of Wood (the "Wood Shareholders") for any iPrint Losses they sustain or incur;

   WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Agreement to hold the Escrowed Shares in an escrow account (the "Escrow Account"); and

   WHEREAS, pursuant to the terms of the Reorganization Agreement, the parties have agreed to enter into this Agreement.

   NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth in this Agreement and the Reorganization Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                               ESCROW PROVISIONS

   1.1 Establishment of Escrow Account. Simultaneously with the execution of this Agreement, iPrint has delivered the Escrowed Shares to Escrow Agent to be held in the Escrow Account. The Escrowed Shares shall be held by the Escrow Agent in escrow subject to the terms and conditions hereinafter set forth.

   1.2 Maintenance of the Escrow. The Escrow Agent shall account separately for each Wood Shareholder showing the amount of Escrowed Shares held in the Escrow Account for such Wood Shareholder. The Escrow Agent shall maintain records showing each Wood Shareholder's Proportionate Interest (as defined below) in the Escrow Account and shall adjust each Wood Shareholder's account to reflect distributions from, and additions or substitutions to, the Escrowed Shares held for the account of such Wood Shareholder in the Escrow Account. For purposes of this Agreement, "Proportionate Interest" shall mean each Wood Shareholder's pro rata interest in the Escrowed Shares, which such percentage interest is the same as each Wood Shareholder's percentage ownership interest of outstanding shares of Wood Common Stock immediately prior to the Closing Date. The Escrow Agent is hereby authorized to effect any transfer of Escrowed Shares and/or to instruct iPrint's transfer agent to effect any transfer of Escrowed Shares required by this Agreement. iPrint shall cooperate with the Escrow Agent in promptly issuing, or causing its transfer agent to promptly issue, such stock certificates as shall be required to effect such transfers. All Escrowed Shares held in the Escrow Account shall be registered in the name of the Escrow Agent or its nominee.

   1.3 iPrint Share Price. For purposes of the provisions of this Agreement relating to indemnification and claims, each share of iPrint Common Stock representing the Escrowed Shares shall be deemed to have the value of the iPrint Share Price.

   1.4 Dividends, Voting and Rights of Ownership. Except for dividends paid in stock declared by iPrint in connection with a stock split or otherwise in respect to the Escrowed Shares that have not been released pursuant to the terms hereof, which shall become part of such Escrowed Shares and shall be treated equally in every respect as Escrowed Shares hereunder, any cash dividends, dividends payable in securities or other distributions of any kind made in respect of the Escrowed Shares, will be distributed currently to the Wood Shareholders and, if distributed to the Escrow Agent, shall promptly be paid over to the Wood Shareholders. Each Wood Shareholder will have voting rights with respect to such Wood Shareholder's Proportionate Interest in the Escrowed Shares so long as such Escrowed Shares are held in escrow, and iPrint shall take all reasonable steps necessary to allow the exercise of such rights. While the Escrowed Shares remain in the Escrow Agent's possession pursuant to this Agreement, the Wood Shareholders will retain and will be able to exercise all other incidents of ownership of said Escrowed Shares which are not inconsistent with the terms and conditions of this Agreement. Subject to the rights of iPrint under the Reorganization Agreement and this Agreement, all beneficial interest in the Escrow Account shall be the property of the Wood Shareholders from and after the Closing, and iPrint shall have no interest therein. None of the rights of the Wood Shareholders hereunder shall be transferable except as otherwise provided by law. Each of the Wood Shareholders shall be obligated for all federal, state or local taxes applicable to such Wood Shareholder's interest in the Escrow Account.

   1.5 Indemnification; Notice of Claim. If iPrint shall have any claim for recovery from the Escrow Account (the "Escrow Claim"), iPrint shall promptly deliver to the Shareholders' Representative and the Escrow Agent an Escrow Claim by delivery of a written notice signed by an executive officer of iPrint (which executive officer shall not include Monte Wood) to the Shareholders' Representative and the Escrow Agent requesting recovery and specifying in reasonable detail the basis on which recovery is sought (and shall include relevant documentation related to the Escrow Claim), the amount of the asserted iPrint Losses and, in the case of a third party claim as set forth in Section
8.4 of the Reorganization Agreement, containing (by attachment or otherwise) such other information as iPrint Indemnitee shall have concerning such third party claim. If within twenty (20) days after delivery of such notice to the Shareholders' Representative and the Escrow Agent (the "Claim Review Period"),
(i) the Shareholders' Representative has agreed to the amount of the Escrow Claim and executed a written order with iPrint specifying the number of Escrowed Shares to be distributed by Escrow Agent to iPrint (the "Disbursement Order") or (ii) the Shareholders' Representative shall not have given notice to iPrint and the Escrow Agent objecting to the delivery of any of the Escrow Account out of the Escrow to iPrint for application to such Escrow Claim, the Escrow Agent shall, as promptly as practicable following the receipt of the Disbursement Order or the expiration of the Claim Review Period, as the case may be (but in no instance later than five (5) Business Days in either instance), deliver out of the Escrow Account to iPrint the number of whole Escrowed Shares having an aggregate value, based on iPrint Share Price, equal to or most nearly equal to the sum of the amount of the Escrow Claim or Escrow Claims to be satisfied.

   1.6 Objection to Claim. If the Shareholders' Representative gives notice in writing to the Escrow Agent and iPrint objecting to the delivery of any of the Escrow Account out of escrow for application to an Escrow Claim (a "Contested Claim") within the Claim Review Period specified in Section 1.5 hereof, the Escrow Agent shall make no delivery to iPrint out of the Escrow Account with respect to such Contested Claim until the rights of the Wood Shareholders and iPrint with respect thereto have been agreed upon between the Shareholders' Representative and iPrint or until such rights are finally determined by arbitration pursuant to Section1.10 of this Agreement. If the arbitrator in such proceeding shall determine that the Escrowed Shares, or any part thereof, is to be delivered out of the Escrow to iPrint, the Escrow Agent shall within five (5) Business Days following receipt of a copy of such determination, deliver out of the Escrow to iPrint the number of whole Escrowed Shares having an aggregate value, based on iPrint Share Price, equal to or most nearly equal to the amount of the Contested Claim.

   1.7 Limitation on Claims. All Escrowed Shares delivered to iPrint pursuant to Section 1.5 or 1.6 hereof shall be delivered pro rata according to each Wood Shareholder's Proportionate Interest.

   1.8 Distribution of Escrow Account; Termination of Escrow. On the date that six (6) months after the Closing Date (the "First Release Date"), the Escrow Agent shall release from the Escrow Account and distribute to the Wood Shareholders in accordance with their Proportionate Interests a number of Escrowed Shares equal to the lesser of (x) sixteen and two thirds percent (16 2/3)% of the Escrowed Shares delivered to the Escrow Agent simultaneously with the execution of this Agreement pursuant to Section 1.1 and (y) such number of Escrowed Shares as shall be held in the Escrow Account on such date. On the date that twelve (12) months after the Closing Date (the "Second Release Date"), the Escrow Agent shall release from the Escrow Account and distribute to the Wood Shareholders in accordance with their Proportionate Interests a number of Escrowed Shares equal to the lesser of (x) twenty seven and seven ninths percent (27 7/9%) of the Escrowed Shares delivered to the Escrow Agent simultaneously with the execution of this Agreement pursuant to Section 1.1 and
(y) such number of Escrowed Shares as shall be held in the Escrow Account on such date. On the date that is eighteen (18) months after the Closing Date (the "Final Release Date"; the First Release Date, the Second Release Date and the Final Release Date, each a "Release Date"), the Escrow Agent shall release from the Escrow Account and distribute to the Wood Shareholders any and all Escrowed Shares remaining in the Escrow Account on such date. Notwithstanding the foregoing, there shall be retained in the Escrow Account, based on the iPrint Share Price, the lesser of (i) the Escrowed Shares, in whole shares, having an aggregate value as determined in accordance with Section 1.10(b) equal to the amount of all pending and timely submitted Escrow Claims asserted by iPrint prior to such Release Date which have not theretofore been paid or resolved, plus expenses reasonably estimated in writing by iPrint to be necessary for the disposition of all such claims, or (ii) the entire remaining Escrowed Shares of the Escrow Account. The Escrowed Shares not so distributed shall be retained by the Escrow Agent until all such pending claims are resolved in accordance with
Section 1.5 or 1.10, as the case may be, and the remaining Escrowed Shares deliverable to iPrint and/or the Wood Shareholders as a result thereof, if any, shall have been delivered to iPrint and/or the Wood Shareholders. Thereafter, the Escrow Agent shall, as promptly as practicable (but in no event later than five (5) business days therefrom) deliver any remaining Escrowed Shares to iPrint's transfer agent for delivery to the Wood Shareholders in accordance with their Proportionate Interests. iPrint shall use its reasonable commercial efforts to cause its transfer agent to deliver to the Wood Shareholders any such remaining Escrowed Shares as set forth in the preceding sentence as promptly as practicable.

   1.9 Term of Escrow Agreement. This Escrow Agreement shall terminate upon the distribution by the Escrow Agent of all property held in the Escrow Account.

   1.10 Arbitration.

        (a) Each Contested Claim will be settled by binding arbitration pursuant to Section 1.10(c) unless otherwise agreed in writing by the Shareholders' Representative and iPrint. Any portion of an Escrow Claim which is not contested shall be resolved as set forth in Section 1.5 hereof. The final decision of the arbitrator shall be furnished to the Escrow Agent, the Shareholders' Representative and iPrint in writing and will constitute a conclusive determination of the issue in question, binding upon Wood, the Wood Shareholders and iPrint and shall not be contested or appealed by any of them. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator. After notice that the claim is contested by the Shareholders' Representative, the Escrow Agent will continue to hold in the Escrow Account the Escrowed Shares having a value sufficient to cover such Contested Claim, as determined pursuant to Section 1.10(b) hereof, until the earlier of (i) execution of a settlement agreement by iPrint and the Shareholders' Representative setting forth a resolution of the Contested Claim, or (ii) receipt of a copy of the final award of the arbitrator.

        (b) The number of Escrowed Shares to be delivered or held in the Escrow Account pursuant to a Contested Claim shall be equal to (i) the aggregate dollar amount of the Contested Claim as determined pursuant to this
     Section 1.10 divided by (ii) the value of the Escrowed Shares, based on the iPrint Share Price. If a Contested Claim derives from a pending and unresolved claim or complaint of, or an audit, investigation, action or proceeding initiated by, a third party (a "Third Party Proceeding") then pending the final resolution of the Third Party Proceeding, by settlement, judgment of a court of competent jurisdiction or binding arbitration determination, the arbitration procedures set forth in this Section 1.10 shall be stayed, and (subject to agreement in writing to the contrary by iPrint and the Shareholders' Representative) the Escrow Agent shall retain in the Escrow Account an amount of Escrowed Shares corresponding to the amount of the pending and unresolved claim and the amount of expenses reasonably estimated to be necessary for the disposition of the Contested Claim. Upon such resolution of the Third Party Proceeding, the resolution of the Contested Claim shall proceed as otherwise provided in this Section 1.10.

        (c) Unless otherwise agreed to in writing, either iPrint or the Shareholders' Representative may deliver to the other party a written demand that any Contested Claim be settled by arbitration. Within fifteen
     (15) days after the date of such demand notice, iPrint and the Shareholders' Representative shall mutually select one arbitrator and shall submit the matter to that arbitrator during that fifteen (15) day period to be settled in accordance with this Section 1.10. If iPrint and the Shareholders' Representative cannot mutually agree on a single arbitrator during such fifteen (15) day period, iPrint and the Shareholders' Representative shall no later than the expiration of that fifteen (15) day period jointly submit the matter to the American Arbitration Association ("AAA"), San Jose Regional Office. The AAA will follow the procedures established by AAA for the selection of a single arbitrator provided that the arbitrator shall be selected within fifteen
     (15) days from the date that the matter is jointly submitted to the AAA. The arbitrator (whether selected by the parties or by the AAA) shall hold a hearing within forty-five (45) days following the date that the arbitrator is selected and shall provide a timeline for the parties to submit arguments and supporting materials with sufficient advance notice to enable the arbitrator to hold the hearing within that forty-five (45) day period. The arbitrator shall issue a tentative ruling with findings of fact and law within fifteen (15) days after the date of the hearing. The arbitrator shall provide the parties an opportunity to comment on the tentative ruling within a timeframe established by the arbitrator, provided that the arbitrator shall render a final ruling within thirty
     (30) days after the date of the hearing.

        (d) The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding to resolve a Contested Claim, including, without limitations, the authority to impose sanctions, including attorneys' fees and costs, to the same extent as a competent court of law or equity. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration shall be held in San Jose, California under the commercial rules then in effect of the AAA. The arbitrator shall determine how all expenses relating to the arbitration shall be paid, including, without limitation, the respective expenses of each party, the fees of the arbitrator and the administrative fee of the AAA.

   1.11 Escrow Agent.

        (a) Duties. Except as provided in this Agreement and except for Escrow Agent's willful misconduct or gross negligence, Escrow Agent shall have no liability or obligation with respect to the Escrow Account. Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Account in accordance with the terms of this Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this

     Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Account, or to appear in, prosecute or defend any such legal action or proceedings. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, and shall incur no liability and shall be fully protected from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. iPrint shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

        (b) Indemnification. From and at all times after the date of this Escrow Agreement, iPrint and the Wood Shareholders shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs and expenses) incurred by or asserted against Escrow Agent from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not the Escrow Agent is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that the Escrow Agent shall not have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of the Escrow Agent. If any such action or claim which Escrow Agent is entitled to indemnification hereunder shall be brought or asserted against the Escrow Agent, the Escrow Agent shall promptly notify iPrint in writing, and iPrint shall assume the defense thereof, including the employment of counsel and the payment of all expenses. The Escrow Agent shall, in its sole discretion, have the right to employ separate counsel in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by the Escrow Agent unless (i) iPrint agrees to pay such fees and expenses, or (ii) iPrint, shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of Escrow Agent, to employ counsel satisfactory to the Escrow Agent in any such action or proceeding, or
     (iii) the named parties to any such action or proceeding (including any impleaded parties) include both Escrow Agent and iPrint, and Escrow Agent shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to iPrint. All such fees and expenses payable by iPrint pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. All of the foregoing losses, damages, costs and expenses of Escrow Agent shall be payable by iPrint upon demand by Escrow Agent. The obligations of iPrint under this Section 1.11(b) shall survive any termination of this Agreement and the resignation or removal of Escrow Agent. Nothing contained in this Section 1.11 shall impair, limit, modify or affect the rights of the Wood Shareholders and iPrint, as between themselves.

        (c) Resignation of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior written notice to iPrint and the Shareholders' Representative or may be removed, with or without cause, by iPrint and the Shareholders' Representative, acting jointly, at any time by the giving of ten (10) days' prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided herein. Upon any such notice of resignation or removal, iPrint and the Shareholders' Representative mutually shall agree upon and appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of $100,000,000, unless waived by iPrint and the Shareholders' Representative. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor

     Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement.

        (d) Receipt. By its execution and delivery of this Agreement, Escrow Agent acknowledges receipt of the Escrowed Shares.

        (e) Fees. iPrint shall compensate Escrow Agent for its services hereunder in accordance with ScheduleI attached hereto and, in addition, shall reimburse Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. All of the compensation and reimbursement obligations set forth in this paragraph (e) shall be payable upon demand by Escrow Agent. The obligations of iPrint under this paragraph (e) shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

   1.12 Administration of Escrow and Indemnification Matters. Matters with respect to this Agreement and the indemnification provisions relating hereto shall be administered for iPrint by iPrint representatives other than Monte Wood.

                                  ARTICLE II

                              GENERAL PROVISIONS

   2.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when received if delivered personally or by commercial delivery service (with signature acknowledging receipt), or sent via facsimile (with confirmation of receipt), or within seventy-two (72) hours after being mailed by registered or certified mail (return receipt requested), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

             if to iPrint, to:

             255 Constitution Drive
             Menlo Park, CA 94025
             Attention: Chief Executive Officer
             Fax: (650) 474-3990

             with a copy to:

             Gray Cary Ware & Freidenrich LLP
             400 Hamilton Avenue
             Palo Alto, CA 94301
             Attention: Henry Lesser, Esq.
             Fax: (650) 833-2001

             if to Wood, to:

             Wood Alliance, Inc.
             3073 Corvin Drive
             Santa Clara, CA 95051
             Attention: Chief Executive Officer
             Fax: (408) 523-2799
             with a copy to:

             Pillsbury Winthrop LLP
             2550 Hanover Street
             Palo Alto, CA 94304
             Attention: Barry L. Katzman, Esq.
             Fax: (650) 233-4545

             if to the Escrow Agent:

             U.S. Bank Trust, National Association
             Corporate Trust Services
             One California Street, Suite 2550
             San Francisco, CA 94111
             Attention: Ann Gadsby
             Fax: (415) 273-4591

             if to the Shareholders' Representative:

             James Childers
             17397 Pleasant View Avenue
             Los Gatos, CA 95030
             Fax: (408) 965-499

             with a copy to:

             Pillsbury Winthrop LLP
             2550 Hanover Street
             Palo Alto, CA 94304
             Attention: Barry L. Katzman, Esq.
             Fax: (650) 233-4545

or at such other address or number for a party as shall be specified by like notice. Any notice which is delivered in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or its agent.

   2.2 Parties Bound by Agreement. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns. Except as hereinafter provided, without the prior written consent of the other parties, no party may assign such party's rights, duties or obligations hereunder or any part thereof to any other person or entity.

   2.3 Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

   2.4 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

   2.5 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof.

   2.6 Construction. Except with regard to matters of corporate governance of iPrint, which shall be governed exclusively by Delaware Law, this Agreement shall be governed and construed in accordance with the laws of the State of California without regard to the laws that may otherwise govern under any applicable conflicts of law principles thereof. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision. Unless otherwise expressly provided herein, all references in this Agreement to Section(s) shall refer to the Section(s) of this Agreement.

   2.7 No Limitation. The parties agree that the rights and remedies of any party under this Agreement shall not operate to limit any other rights and remedies otherwise available to any party under the Reorganization Agreement or otherwise.

   2.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   2.9 Purchase of Securities. The Escrow Agent and any stockholder, director, officer or employee of the Escrow Agent may buy, sell, and deal in any of the securities of iPrint (excluding the Escrowed Shares) and become pecuniarily interested in any transaction in which iPrint may be interested, and contract and lend money to iPrint and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for iPrint or for any other entity.

   2.10 Exclusions. Escrow Agent is not a party to, nor is it bound by, nor need it give consideration to the terms or provisions of, any agreement or undertaking among the undersigned or any of them, or between the undersigned or any of them and other persons, including, but not limited to, the Reorganization Agreement or any agreement or undertaking which may be evidenced by or disclosed by the Escrow Account, it being the intention of the parties that Escrow Agent assent to and be obligated to give consideration only to the terms and provisions thereof.

   2.11 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be solely between the parties to this Agreement.

   2.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original as against any party whose signature appears on such counterpart and all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                   [SIGNATURES BEGIN ON THE FOLLOWING PAGE]

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                          iPRINT TECHNOLOGIES, iNC.

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          WOOD ALLIANCE, INC.

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          U.S. BANK TRUST, NATIONAL
                                            ASSOCIATION, as Escrow Agent

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          SHAREHOLDERS' REPRESENTATIVE:


                                          --------------------------------------
                                          James Childers

                                                                      Appendix E
[Logo of U.S. Bancorp Piper Jaffray]

June 22, 2001

Personal and Confidential

Board of Directors
iPrint Technologies, inc.
255 Constitution Drive
Menlo Park, CA 94025

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to iPrint Technologies, inc. ("Parent") of the consideration to be paid by Parent pursuant to an Agreement and Plan of Reorganization (the "Agreement") to be entered into among Parent, Wood Combination Corp., a wholly owned subsidiary of Parent ("Merger Sub"), and Wood Alliances S.P., Inc. d/b/a Wood Associates, Inc. (the "Company"). The Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company pursuant to which (i) each share of common stock of the Company will be converted into the right to receive 0.86 shares of common stock of Parent, and (ii) each option to purchase shares of common stock of the Company will be converted into an option to purchase shares of common stock of Parent on the terms set forth in the Agreement. The Merger and the transactions contemplated therein are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement and the ancillary agreements referred to therein (together with the Agreement, the "Transaction Documents").

   U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. Parent has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray makes a market in the common stock of Parent, has written research reports on Parent during the last 12 months, and acted as co-manager for the initial public offering of common stock of Parent in March 2000. In the ordinary course of our business, we and our affiliates may actively trade securities of Parent for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

   In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft dated June 17, 2001 of the Agreement as well as recent drafts of the other Transaction Documents. We also have reviewed financial and other information that was publicly available or furnished to us by Parent and the Company, including information provided during discussions with the management of each company. In addition, we have compared certain financial data of Parent and the Company with various other companies whose securities are traded in public markets, reviewed prices and multiples paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

   We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Parent and the Company or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of Parent's

Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested. Securities products and services are offered through U.S. Bancorp Piper Jaffray Inc., member SIPC and NYSE, Inc., a subsidiary of U.S. Bancorp.

and the Company's respective management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently available estimates and judgment of Parent's and the Company's respective management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that that the Transaction will qualify as a reorganization under the United States Internal Revenue Code. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither Parent nor the Company is party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction or in the ordinary course of business. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the transaction will be obtained in a manner that will not change the purchase price for the Company.

   In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Parent, the Company or any of their respective affiliates is a party or may be subject and, at Parent's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. We were not requested to and did not provide advice concerning the structure or the specific amount of the consideration of the Transaction. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

   This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of Parent have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

   This opinion is directed to the Board of Directors of Parent and is not intended to be and does not constitute a recommendation to any stockholder of Parent. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the prospectus/proxy statement relating to the Merger, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

   Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be paid by Parent in the Transaction pursuant to the Agreement is fair, from a financial point of view, to Parent as of the date hereof.

                                            Sincerely,


                                        /S/ U.S. BANCORP PIPER JAFFRAY INC.
                                            U.S. BANCORP PIPER JAFFRAY INC.

                                                                      Appendix F

                         CALIFORNIA CORPORATIONS CODE

                                  CHAPTER 13

                              DISSENTERS' RIGHTS

(S) 1300. Merger or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

   (a) If the approval of the outstanding shares (section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by comply-ing with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

   (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

      (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of section 25100 or
   (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in sub-para-graph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

      (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (a) were not voted in favor of the reorganization or, (b) if described in subparagraph (a) or
   (b) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
   (a) rather than subparagraph (b) of this paragraph applies in any case where the approval required by section 1201 is sought by written consent rather than at a meeting.

      (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with section 1301.

      (4) Which the dissenting shareholder has submitted for endorsement, in accordance with section 1302.

   (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

(S) 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

   (a) If, in the case of a reorganization, any shareholders of a corporation have a right under section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (section 152) within 10 days after the date of such approval, accompanied by a copy of sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The state-ment of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of section 1300, unless they lose their status as dissenting shares under section 1309.

   (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of section 1110 was mailed to the shareholder.

   (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

(S) 1302. Submission of share certificates for endorsement; uncertificated securities

   Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

(S) 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

   (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

   (b) Subject to the provisions of section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

(S) 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

   (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (section 152) or notice pursuant to subdivision (i) of section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

   (b) Two (2) or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two (2) or more such actions may be consolidated.

   (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

(S) 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

   (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

   (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

   (c) Subject to the provisions of section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

   (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

   (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125% of the price offered by the corporation under subdivision (a) of section
1301).

(S) 1306. Prevention of immediate payment; status as creditors; interest

   To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

(S) 1307. Dividends on dissenting shares

   Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

(S) 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

   Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

(S) 1309. Termination of dissenting share and shareholder status

   Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

      (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

      (b) The shares are transferred prior to their submission for endorsement in accordance with section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

      (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision
   (i) of section 1110 was mailed to the shareholder.

      (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

(S) 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval

   If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under sections 1304 and 1305 shall be suspended until final determination of such litigation.

(S) 1311. Exempt shares

   This chapter, except section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

(S) 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

   (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

   (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

   (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two (2) or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                 * * * * * * *

                                                                      Appendix G

                       FORM OF CERTIFICATE OF AMENDMENT

                                      OF

                          SECOND AMENDED AND RESTATED

                         CERTIFICATE OF INCORPORATION

   iPRINT TECHNOLOGIES, INC. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

   1. The undersigned hereby certifies that this amendment to the Second Amended and Restated Certificate of Incorporation of the Company has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware:

   RESOLVED: That the Second Amended and Restated Certificate of Incorporation of the Company shall be amended, effective as of 8:30 a.m. Eastern Daylight
Time on [   , 200 ,]/1/ to effect a [1-for-2, 1-for-3, 1-for-4, 1-for-5,
1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10, 1-for-11, 1-for-12, 1-for-13,
1-for-14, 1-for-15, 1-for-16, 1-for-17, 1-for-18, 1-for-19 or 1-for-20]/2/
reverse stock split;

   RESOLVED FURTHER: That to effect such reverse stock split, paragraph (A) of Article FOURTH of the Second Amended and Restated Certificate of Incorporation of the Company shall be amended to read as follows:


   "(A) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 102,000,000, consisting 100,000,000 shares of Common Stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and 2,000,000 shares of Preferred Stock, par value one-tenth of one cent ($0.001) per share (the Preferred Stock"). Upon the filing of this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation, each [two, three, four, five, six, seven, eight, nine, ten, eleven, twelve, thirteen, fourteen, fifteen, sixteen, seventeen, eighteen, nineteen, or twenty]/2/ issued and outstanding shares of the Corporation's Common Stock ("Old Common Stock") shall be automatically converted, reclassified and combined into one share of Common Stock. Any stock certificate that, immediately prior to the filing of this Certificate of Amendment represented shares of the Old Common Stock will, from and after the filing of this Certificate of Amendment, automatically and without the necessity of presenting the same for exchange, represent the number of Common Stock as equals the product of Old Common Stock represented by such certificate immediately prior to the filing of this Certificate of Amendment by [1-for-2, 1-for-3, 1-for-4, 1-for-5, 1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10,
1-for-11, 1-for-12, 1-for-13, 1-for-14, 1-for-15, 1-for-16, 1-for-17, 1-for-18,
1-for-19, 1-for-20]."


   2. The foregoing amendment has been approved by the stockholders of the Corporation at a duly held meeting of stockholders.

   IN WITNESS WHEREOF, iPRINT TECHNOLOGIES, iNC. has caused this certificate to
be signed by its Chairman and Chief Executive Officer this     day of    , 200
 .

                                          iPRINT TECHNOLOGIES, iNC.

                                          By:
                                             -----------------------------------
                                          Name: Royal P. Farros
                                          Title: Chairman & Chief Executive
                                            Officer

The following footnotes will not be part of the Certificate of Amendment as filed, but exist for explanatory purposes only:


/1/ By approving the proposed amendment, iPrint stockholders will be authorizing the board to implement thereverse split at any time on or
    before    , 200  or to abandon the reverse split at any time. If
    theamendment has not been filed with the Delaware Secretary of State by the close of business on foregoingdate, the iPrint board will either resolicit iPrint stockholder approval or abandon the reverse split.

/2/ iPrint's board of directors has proposed amending Article IV(A) of iPrint's certificate of incorporation toeffect a reverse stock split in which the outstanding shares of common stock, referred to as "old commonstock," will be converted, reclassified and combined as a smaller number of shares of common stock,referred to as "new common stock," by a ratio of 1-for-2, 1-for-3, 1-for-4, 1-for-5, 1-for-6, 1-for-7,
    1-for-8,1-for-9, 1-for-10, 1-for-11, 1-for-12, 1-for-13, 1-for-14,
    1-for-15, 1-for-16, 1-for-17, 1-for-18, 1-for-19, or1-for-20 (as if each amendment is being submitted as a separate proposal), with one of such amendmentscontaining the final reverse split ratio to be determined by iPrint's board of directors, which shall have theright to abandon all other ratios or the amendment in its entirety itself. The exact ratio will be determined byiPrint's board based on prevailing market conditions at the time the reverse stock split is effected. iPrintStockholders are being asked to approve a separate amendment to the certificate of incorporationcorresponding to each of the possible reverse split ratios between two and twenty, with the board having theauthority to give its final approval to only one of such amendments.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. iPrint's Certificate of Incorporation and Bylaws provide that iPrint shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, iPrint has entered into separate indemnification agreements with its directors and officers which would require iPrint, among other things, to indemnify them against liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). iPrint also maintains director and officer liability insurance that insures iPrint's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of iPrint's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed with this Registration Statement:


Exhibit
Number                                              Exhibit Title
------                                              -------------
  2.1(1) Agreement and Plan of Reorganization, dated as of June 23, 2001, among iPrint Technologies, inc.,
           Metal Combination Corp., Wood Alliance, Inc., and, with respect to Article VIII and Article X only, James D. Childers

  2.2*   Amended and Restated Agreement and Plan of Reorganization, dated as of August 30, 2001, among
           iPrint Technologies, inc., Metal Combination Corp., Wood Alliance, Inc., and, with respect to
           Article VIII and Article X only, James D. Childers

  3.1*   Form of Third Amended and Restated Certificate of Incorporation

  3.2*   Form of Certificate of Amendment of Second Amended and Restated Certificate of Incorporation

  3.3(2) Bylaws of the Registrant

  4.1(1) Form of Voting Agreement entered into by and among Wood Alliance, Inc. and certain directors, officers, and affiliates of iPrint Technologies, inc.

  4.2(1) Form of Voting Agreement entered into by and among iPrint Technologies, inc. and certain directors, officers, and affiliates of Wood Alliance, Inc.

  4.3(1) Third Amended and Restated Rights Agreement

  5.1**  Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel for iPrint Technologies, inc.

  8.1**  Tax opinion of Gray Cary Ware & Freidenrich LLP, counsel for iPrint Technologies, inc.

  8.2**  Tax opinion of Pillsbury Winthrop LLP, counsel for Wood Alliance, Inc.

 10.1(2) Form of Indemnification Agreement between iPrint Technologies, inc. and its directors and officers

 10.2(2) 1997 Stock Option Plan

 10.3(2) 1999 Employee Stock Purchase Plan

 10.4(2) 1999 Outside Director Stock Option Plan

 Exhibit
 Number                                            Exhibit Title
 ------                                            -------------

 10.5(2)  Standard Industrial Lease -- Gross, dated July 30, 1999, as amended, between Hansen
            Management and iPrint Technologies, inc.
 10.6(2)  Industrial Real Estate Lease, dated September 14, 1999, as amended, between Frederick and Doris
            Nicolini and iPrint Technologies, inc.

 10.7(3)  Business Park Lease, dated March 7, 2000, between Bohannon Development Company and
            iPrint.com

 10.8(1)  Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and Royal P. Farros

 10.9(1)  Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and Monte Wood

 10.10(1) Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and David L. Hodson

 10.11(1) Form of Lock Up Agreement

 10.12*   Form of Agreement of Merger to be entered into prior to the consummation of the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization

 10.13(1) Form of Affiliate Agreement entered into prior to the consummation of the transactions contemplated by the Agreement and Plan of Reorganization

 10.14*   Form of Escrow Agreement to be entered into prior to the consummation of the transactions contemplated by the Agreement and Plan of Reorganization

 10.15**  Standard Industrial Lease -- Net dated December 22, 1988 between Monte D. Wood & James
            Childers and Wood Alliance, Inc., as amended

 10.16**  Amended and Restated Lease dated August 31, 2001 between Monte D. Wood & Tina Wood and
            Wood Alliance, Inc.

 10.17**  Standard Industrial Lease dated April 25, 2000 between Westport Business Park, Ltd. and Wood
            Associates, Inc.

 10.18**  Amended and Restated Revolving Loan and Security Agreement dated January 31, 2000 between
            Comerica Bank-California and Wood Alliance, S.P. Inc. d/b/a Wood Associates

 10.19**  First Amendment to Amended and Restated Revolving Loan and Security Agreement dated July 6,
            2000 between Comerica Bank-California and Wood Alliance, S.P. Inc. d/b/a Wood Associates

 10.20(4) Loan and Security Agreement dated July 2, 2001 between iPrint Technologies, inc. and Wood
            Alliance

 10.21(4) Loan and Security Agreement dated August 31, 2001 between iPrint Technologies, inc. and Wood
            Alliance

 10.22(4) Strategic Development Agreement dated August 31, 2001 between iPrint Technologies, inc. and
            Wood Alliance, Inc.

 10.23**  Forbearance Agreement and Release dated as of August 30, 2001 between Comerica Bank-
            California and Wood Alliance, Inc. d/b/a Wood Associates, Inc.

 10.24**  Loan and Security Agreement dated September 24, 2001, between iPrint Technologies, inc. and
            Wood Alliance, Inc.

 23.1**   Consent of Independent Public Accountant

Exhibit
Number                                       Exhibit Title
------                                       -------------

 23.2** Consent of Gray Cary Ware & Freidenrich LLP (reference is made to Exhibits 5.1 and 8.1)

 23.3** Consent of Pillsbury Winthrop LLP (reference is made to Exhibit 8.2)

 23.4+  Consent of U.S. Bancorp Piper Jaffray Inc.

 24.1** Power of Attorney (included as page II-9)

 99.1** Form of Proxy Card of iPrint Technologies, inc.

 99.2** Form of Proxy Card of Wood Alliance, Inc.

--------

 * Filed herewith as an Appendix to the joint proxy statement/prospectus contained in this registration statement




** Filed herewith


 + Previously filed

(1) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s current report on Form 8-K filed on July 2, 2001 (0-29733).

(2) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s registration statement on Form S-1 (File No. 333-91841).


(3) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s quarterly report on Form 10-Q for the period ended March 31, 2000 (0-29733).


(4) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s current report on Form 8-K filed on September 14, 2001 (0-29733).


   (b) Financial Statement Schedules

      iPrint Technologies, inc.

      Schedule II - Valuation and Qualifying Accounts

      Wood Alliance, Inc.

      Schedule II - Valuation and Qualifying Accounts

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

   We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of iPrint.com, inc. included in this registration statement, and have issued our report thereon dated January 19, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          /s/ ARTHUR ANDERSEN LLP


San Jose, California
January 19, 2001
                           iPRINT TECHNOLOGIES, INC.
                          (formerly iPrint.com, inc.)

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (in thousands)

                                      Balance at
                                     beginning of                      Balance at
                                         year     Additions Deductions end of year
                                     ------------ --------- ---------- -----------
Allowance for doubtful accounts:
    Year ended December 31, 1998....     $ --       $  --     $   --      $  --
    Year ended December 31, 1999....     $ --       $  --     $   --      $  --
    Year ended December 31, 2000....     $ --       $ 213     $ (39)      $ 174

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

   We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Wood Alliance, Inc. included in this registration statement, and have issued our report thereon dated August 31, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          /s/ ARTHUR ANDERSEN LLP


San Jose, California
August 31, 2001

                              WOOD ALLIANCE, INC.

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (in thousands)

                                   Balance at
                                   Beginning                       Balance at
                                    of Year   Additions Deductions End of Year
                                   ---------- --------- ---------- -----------
  Allowance for doubtful accounts:
     Year ended December 31, 1998.   $ 186      $ 295     $ (201)     $ 280
     Year ended December 31, 1999.   $ 280      $ 268     $ (230)     $ 318
     Year ended December 31, 2000.   $ 318      $ 384     $ (180)     $ 522

Item 22. Undertakings.

   (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (2) The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (3) The registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   (5)(A) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which as a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (B) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Royal P. Farros as his true and lawful attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 25th day of September, 2001.


                                          iPRINT TECHNOLOGIES, INC.

                                          By:     /s/ ROYAL P. FARROS
                                             -----------------------------------
                                             Royal P. Farros
                                             President and Chief Executive
                                             Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the and as of the dates indicated.


       Signatures                      Title                      Date
       ----------                      -----                      ----

  /s/ ROYAL P. FARROS    Chief Executive Officer, Chairman September 25, 2001
------------------------   of the Board
    Royal P. Farros

 /s/ ROBYN R. CERUTTI*   Chief Financial Officer           September 25, 2001
------------------------
    Robyn R. Cerutti

   /s/ MARK DUBOVOY*     Director                          September 25, 2001
------------------------
      Mark Dubovoy

   /s/ DEEPAK KAMRA*     Director                          September 25, 2001
------------------------
      Deepak Kamra

  /s/ GUY T. KAWASAKI*   Director                          September 25, 2001
------------------------
    Guy T. Kawasaki

 /s/ J.A. HEIDI ROIZEN*  Director                          September 25, 2001
------------------------
   J.A. Heidi Roizen

/s/ JAMES P. MCCORMICK*  Director                          September 25, 2001
------------------------
   James P. McCormick

*By: /s/ ROYAL P. FARROS
------------------------
    Royal P. Farros
    Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
 Number                                             Exhibit Title
 ------                                             -------------
  2.1(1)  Agreement and Plan of Reorganization, dated as of June 23, 2001, among iPrint Technologies, inc.,
            Metal Combination Corp., Wood Alliance, Inc., and, with respect to Article VIII and Article X only, James D. Childers

  2.2*    Amended and Restated Agreement and Plan of Reorganization, dated as of August 30, 2001, among
            iPrint Technologies, inc., Metal Combination Corp., Wood Alliance, Inc., and, with respect to
            Article VIII and Article X only, James D. Childers

  3.1*    Form of Third Amended and Restated Certificate of Incorporation

  3.2*    Form of Certificate of Amendment of Second Amended and Restated Certificate of Incorporation

  3.3(2)  Bylaws of the Registrant

  4.1(1)  Form of Voting Agreement entered into by and among Wood Alliance, Inc. and certain directors, officers, and affiliates of iPrint Technologies, inc.

  4.2(1)  Form of Voting Agreement entered into by and among iPrint Technologies, inc. and certain directors, officers, and affiliates of Wood Alliance, Inc.

  4.3(1)  Third Amended and Restated Rights Agreement

  5.1**   Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel for iPrint Technologies, inc.

  8.1**   Tax opinion of Gray Cary Ware & Freidenrich LLP, counsel for iPrint Technologies, inc.

  8.2**   Tax opinion of Pillsbury Winthrop LLP, counsel for Wood Alliance, Inc.

 10.1(2)  Form of Indemnification Agreement between iPrint Technologies, inc. and its directors and officers

 10.2(2)  1997 Stock Option Plan

 10.3(2)  1999 Employee Stock Purchase Plan

 10.4(2)  1999 Outside Director Stock Option Plan

 10.5(2)  Standard Industrial Lease -- Gross, dated July 30, 1999, as amended, between Hansen Management and iPrint Technologies, inc.
 10.6(2)  Industrial Real Estate Lease, dated September 14, 1999, as amended, between Frederick and Doris
            Nicolini and iPrint Technologies, inc.

 10.7(3)  Business Park Lease, dated March 7, 2000, between Bohannon Development Company and
            iPrint.com

 10.8(1)  Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and Royal P. Farros

 10.9(1)  Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and Monte Wood

 10.10(1) Employment and Proprietary Rights Assignment Agreement, dated June 23, 2001, entered into by
            iPrint Technologies, inc. and David L. Hodson

 10.11(1) Form of Lock Up Agreement

 10.12*   Form of Agreement of Merger to be entered into prior to the consummation of the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization

 10.13(1) Form of Affiliate Agreement entered into prior to the consummation of the transactions contemplated by the Agreement and Plan of Reorganization

 Exhibit
 Number                                          Exhibit Title
 ------                                          -------------

 10.14*   Form of Escrow Agreement to be entered into prior to the consummation of the transactions contemplated by the Agreement and Plan of Reorganization

 10.15**  Standard Industrial Lease -- Net dated December 22, 1988 between Monte D. Wood & James
            Childers and Wood Alliance, Inc., as amended

 10.16**  Amended and Restated Lease dated August 31, 2001 between Monte D. Wood & Tina Wood and
            Wood Alliance, Inc.

 10.17**  Standard Industrial Lease dated April 25, 2000 between Westport Business Park, Ltd. and Wood
            Associates, Inc.

 10.18**  Amended and Restated Revolving Loan and Security Agreement dated January 31, 2000 between
            Comerica Bank-California and Wood Alliance, S.P. Inc. d/b/a Wood Associates

 10.19**  First Amendment to Amended and Restated Revolving Loan and Security Agreement dated July 6,
            2000 between Comerica Bank-California and Wood Alliance, S.P. Inc. d/b/a Wood Associates

 10.20(4) Loan and Security Agreement dated July 2, 2001 between iPrint Technologies, inc. and Wood
            Alliance

 10.21(4) Loan and Security Agreement dated August 31, 2001 between iPrint Technologies, inc. and Wood
            Alliance

 10.22(4) Strategic Development Agreement dated August 31, 2001 between iPrint Technologies, inc. and
            Wood Alliance, Inc.

 10.23**  Forbearance Agreement and Release dated as of August 30, 2001 between Comerica Bank-
            California and Wood Alliance, Inc. d/b/a Wood Associates, Inc.

 10.24**  Loan and Security Agreement dated September 24, 2001, between iPrint Technologies, inc. and
            Wood Alliance, Inc.

 23.1**   Consent of Independent Public Accountant

 23.2**   Consent of Gray Cary Ware & Freidenrich LLP (reference is made to Exhibits 5.1 and 8.1)

 23.3**   Consent of Pillsbury Winthrop LLP (reference is made to Exhibit 8.2)

 23.4+    Consent of U.S. Bancorp Piper Jaffray Inc.

 24.1**   Power of Attorney (included as page II-9)

 99.1**   Form of Proxy Card of iPrint Technologies, inc.

 99.2**   Form of Proxy Card of Wood Alliance, Inc.

--------



 * Filed herewith as an Appendix to the joint proxy statement/prospectus contained in this registration statement


** Filed herewith




 + Previously filed



(1) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s current report on Form 8-K filed on July 2, 2001 (0-29733).

(2) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s registration statement on Form S-1 (File No. 333-91841).


(3) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s quarterly report on Form 10-Q for the period ended March 31, 2000 (0-29733).


(4) Incorporated by reference to the exhibit previously filed as an exhibit to iPrint Technologies, inc.'s current report on Form 8-K filed on September 14, 2001 (0-29733).